AR/S

1st Financial Services Corporation

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Mountain1st
Bank & Trust

The 2008 Annual Meeting of Shareholders of 1st Financial Services Corporation will be held at 10:00 a.m. on Monday, July 28, 2008, at the Thomas Auditorium in the David W. Sink, Jr. Building at Blue Ridge Community College located at 100 College Drive, Flat Rock, North Carolina.

The purposes of the meeting are:

1. *Election of Directors.* To elect three directors, each to serve a three-year term;

2. *Proposal to Approve Charter Amendment.* To consider a proposal to amend our Articles of Incorporation to authorize the issuance of a new class of stock;

3. *Proposal to Approve 2008 Omnibus Equity Plan.* To consider a proposal to approve our 2008 Omnibus Equity Plan;

4. *Proposal to Approve 2008 Employee Stock Purchase Plan.* To consider a proposal to approve our 2008 Employee Stock Purchase Plan;

5. *Proposal to Ratify the Appointment of Independent Accountants.* To consider a proposal to ratify the appointment of Elliott Davis PLLC as our independent accountants for 2008; and

6. *Other Business.* To transact any other business properly presented for action at the Annual Meeting.

You are invited to attend the Annual Meeting in person. However, if you are the record holder of your shares of our common stock, we ask that you appoint the Proxies named in the enclosed proxy statement to vote your shares for you by signing and returning the enclosed proxy card or following the instruction in the proxy statement to appoint the Proxies by Internet even if you plan to attend the Annual Meeting. If your shares are held in "street name" by a broker or other nominee, we ask that you follow your broker's or nominee's directions and instruct your broker or nominee on how to vote your shares. Doing that will help us ensure that your shares are represented and that a quorum is present at the Annual Meeting. Even if you sign a proxy card or vote by Internet, you may still revoke it later or attend the Annual Meeting and vote in person.

This notice and the enclosed Proxy Statement and form of appointment of proxy are being mailed to our shareholders on or about July 3, 2008.

By Order of the Board of Directors

Gregory L. Gibson
Chief Executive Officer

YOUR VOTE IS IMPORTANT.
WHETHER YOU OWN ONE SHARE OR MANY, YOUR PROMPT COOPERATION IN VOTING YOUR PROXY CARD IS APPRECIATED.

Table of Contents

1st Financial Services Corporation

PROXY STATEMENT

Mountain 1st Bank & Trust

ANNUAL MEETING OF SHAREHOLDERS

General

This proxy statement is dated July 3, 2008, and is being furnished to our shareholders by our Board of Directors in connection with our solicitation of appointments of proxy in the enclosed form for use at the 2008 Annual Meeting of our shareholders and at any adjournments of the meeting. The Annual Meeting will be held at the Thomas Auditorium in the David W. Sink, Jr. Building at Blue Ridge Community College located at 100 College Drive, Flat Rock, North Carolina at 10:00 a.m. on Monday, July 28, 2008.

In this proxy statement, the terms "you," "your," and similar terms refer to the shareholder receiving it. The terms "we," "us," "our," "our company," and similar terms refer to 1st Financial Services Corporation. Our banking subsidiary, Mountain 1st Bank & Trust Company, is referred to as the "Bank."

At the Annual Meeting, record holders of our common stock will consider and vote on proposals to:

- Elect three directors for three-year terms (see "Proposal 1: Election of Directors" on page 5);
- Approve a Charter Amendment authorizing the issuance of a new class of stock (see "Proposal 2: Approval of Charter Amendment to Authorize Issuance of a New Class of Stock" on page 29);
- Approve our 2008 Omnibus Equity Plan (see Proposal 3: Approval of 2008 Omnibus Equity Plan on page 32);
- Approve our 2008 Employee Stock Purchase Plan (see Proposal 4: Approval of 2008 Employee Stock Purchase Plan on page 43);
- Ratify the appointment of Elliot Davis, PLLC as our independent accountants for 2008 (see "Proposal 5: Ratification of Appointment of Independent Accountants" on page 47); and
- Transact any other business properly presented for action at the Annual Meeting.

Our Board of Directors recommends that you vote "FOR" the election of each of the three nominees for director named in this proxy statement, and "FOR" each of the other four proposals.

How You Can Vote at the Annual Meeting

If your shares of our common stock are held of record in your name, you can vote at the Annual Meeting in one of the following ways:

- You can attend the Annual Meeting and vote in person;

- You can sign and return an appointment of proxy (a proxy card) in the form enclosed with this proxy statement and appoint the "Proxies" named below to vote your shares for you at the meeting, or your can validly appoint another person to vote your shares for you; or

- You can appoint the Proxies to vote your shares for you by going to our Internet voting website (*https://www.mountain1st.com),* entering the "control number" printed just above your name on the enclosed proxy card, and then following the instructions you will be given. You may vote by Internet only until 5:00 p.m. EDT on July 27, 2008, which is the day before the Annual Meeting date. If you vote by Internet, you need not sign and return a proxy card. You will be appointing the Proxies to vote your shares on the same terms and with the same authority as if you marked, signed and returned a proxy card. The authority you will be giving the Proxies is described below and in the proxy card enclosed with this proxy statement.

If your shares of our common stock are held for you in "street name" by a broker or other nominee, then the record holder of your shares is required to vote them for you. You will need to follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares. Brokers who hold shares in street name for their clients typically have the authority to vote those shares on "routine" proposals, such as the election of directors, when they have not received instructions from the beneficial owners of the shares. However, without specific voting instructions from beneficial owners, brokers generally are not allowed to exercise their voting discretion with respect to the approval of non-routine matters.

Solicitation and Voting of Proxy Cards

A proxy card is included with this proxy statement that provides for you to name three of our officers, Peggy H. Denny, Mary K. Dopko, and Sherrie B. Rogers, or any substitute appointed by them, individually or as a group, to act as your "Proxies" and vote your shares at the Annual Meeting. We ask that you sign and date your proxy card and return it in the enclosed envelope, or follow the instructions above for appointing the Proxies by Internet, so that your shares will be represented at the meeting.

If you sign a proxy card and return it to us so that we receive it before the Annual Meeting, or you appoint the Proxies by Internet, the shares of our common stock that you hold of record will be voted by the Proxies according to your instructions. If you sign and return a proxy card or appoint the Proxies by Internet, but do not give any voting instructions, then your shares will be voted by the Proxies **"FOR"** the election of each of the three nominees for director named in Proposal 1 below and **"FOR"** Proposals 2, 3, 4 and 5 discussed in this proxy statement. If you do not return a proxy card or appoint the Proxies by Internet, the Proxies will not have authority to vote for you and shares you hold of record will not be represented or voted at the Annual Meeting unless you attend the meeting in person or validly appoint another person to vote your shares for you. If, before the Annual Meeting, any nominee named in Proposal 1 becomes unable or unwilling to serve as a director for any reason, your proxy card will give the Proxies discretion to vote for a substitute nominee named by our Board of Directors. We are not aware of any other business that will be brought before the Annual Meeting but, if any other matter is properly presented for action by our shareholders, your proxy card will authorize the Proxies to vote your shares according to their best judgment.

Voting on Adjournments and Conduct of the Meeting

The Proxies also will be authorized to vote your shares according to their best judgment on motions to adjourn the meeting and other matters incident to the conduct of the Annual Meeting. Under North Carolina law, a shareholders meeting may be adjourned and reconvened one or more times to a later date for any reason. If the new time and place at which the meeting will be reconvened are announced at the meeting before the adjournment, no further notice of the reconvened meeting is required to be given unless the adjournment is for more than 120 days. Even if a quorum is not present, shareholders who are represented at a meeting may approve an adjournment of the meeting.

If a quorum is not present at the annual meeting, or if there are insufficient shares of our common stock represented at the annual meeting, or being voted in favor of any of Proposals 1 through 5, our management may determine that it is necessary or desirable to adjourn the meeting until a later date and time in order to permit us to solicit additional proxy cards. Your proxy card will authorize the Proxies to vote your shares in favor of one or more adjournments of the annual meeting for up to not more than a total of 120 days in the event that our management believes that an adjournment is necessary or desirable in order to obtain a quorum, to solicit additional proxy cards needed to vote on or approve Proposals 1 through 5, or for any other reason.

Revocation of Appointment of Proxy; How You Can Change Your Vote

If you are the record holder of your shares and you sign and return a proxy card or appoint the Proxies by Internet and later wish to revoke it or to change the voting instructions you gave the Proxies, you can do so at any time before the voting takes place at the Annual Meeting by taking the appropriate action described below:

To change the voting instructions you gave the Proxies:

- You can sign and submit a proxy card dated after the date of your original proxy card, and containing your new instructions; or
- If you appointed the Proxies by Internet, you can go to the same Internet Website (*https://www.mountain1st.com*) and enter the same control number (printed just above your name on the enclosed proxy card) that you previously used to appoint the Proxies, and then change your voting instructions.

The Proxies will follow the last voting instructions they receive from you before the Annual Meeting. If your shares are held in "street name" and you want to change the voting instructions you have given to your broker or other nominee, you must follow your broker's or nominee's directions.

To revoke your proxy card or your appointment of the Proxies by Internet:

- You should give our Corporate Secretary a written notice that you want to revoke your proxy card; or
- You can attend the Annual Meeting and notify our Corporate Secretary that you want to revoke your proxy card and vote your shares in person. Simply attending the Annual Meeting without notifying our Corporate Secretary will not revoke your proxy card or Internet vote.

Expenses and Method of Solicitation

We will pay all costs of our solicitation of proxy cards for the Annual Meeting, including costs of preparing and mailing this proxy statement. We are requesting that banks, brokers and other custodians, nominees and fiduciaries forward copies of our proxy solicitation materials to their principals and request their voting instructions, and we will reimburse those persons for their expenses in doing so. In addition to using the mail, our directors, officers and employees may solicit proxy cards either personally, by telephone or by other methods of communication, but they will not receive any additional compensation from us for doing so.

In connection with the solicitation of proxy cards for the Annual Meeting, we have not authorized anyone to give you any information, or make any representation, not contained in this proxy statement. If anyone gives you any other information or makes any other representation to you, you should not rely on it as having been authorized by us.

Record Date and Voting Securities

The close of business on June 10, 2008, is the "Record Date" we are using to determine which shareholders are entitled to receive notice of and to vote at the Annual Meeting and how many shares they are entitled to vote. Our voting securities are the 4,997,027 shares of our common stock that were outstanding on the Record Date. You must have been a record holder of our stock on the Record Date to vote at the Annual Meeting.

Quorum and Voting Procedures

A quorum must be present for business to be conducted at the Annual Meeting. For all matters to be voted on at the meeting, a quorum will consist of a majority of the outstanding shares of our common stock. Shares represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card, appoint the Proxies by Internet, or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker "non-votes" also will be counted in determining whether there is a quorum. Broker "non-votes" will occur if your shares are held by a broker and are voted on one or more matters at the meeting but they are not voted by the broker on a "non-routine" matter because you have not given the broker voting instructions on that matter. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share of our common stock you held of record on the Record Date on each director to be elected and on each other matter voted on by shareholders at the Annual Meeting. You may not cumulate your votes in the election of directors.

Vote Required for Approval

Our directors are elected by a plurality of the votes cast in elections. In the election of directors at the Annual Meeting, the three nominees receiving the highest numbers of votes will be elected. For Proposals 2, 3, 4 and 5 to be approved, the votes cast in favor of each proposal must exceed the votes cast against it. Abstentions and broker non-votes will have no effect in the voting for directors or on Proposals 2, 3, 4 and 5.

PROPOSAL 1: ELECTION OF DIRECTORS

General

Our Bylaws provide that:

- Our Board of Directors consists of not less than five nor more than 20 members, and our Board is authorized to set and change the actual number of our directors from time to time within those limits; and
- Our Board of Directors is divided into three classes and directors are elected to staggered three-year terms, and that each year the terms of the directors in one class expire and directors in that class are elected for new three-year terms or until their respective successors have been duly elected and qualified.

Nominees

The number of members of our Board of Directors currently is set at 11. The terms of four of our current directors expire at the Annual Meeting. One of these directors, J. Michael Smith, is retiring. Based on the recommendation of our Corporate Governance Committee, the three directors listed below have been nominated by our Board for reelection to a new three-year term.

Name and Age	Positions with Us (1)	Year first elected (2)	Proposed term of office	Principal occupation and business experience
William H. Burton (54)	Vice Chairman	2004	3 years	Owner and Chairman, Cafe Enterprises, Inc., Taylors, SC (parent company of Fatz Cafe restaurants); previously served as director and Audit Committee Chairman of MountainBank and MountainBank Financial Corporation
H. Steve McManus (66)	Director	2004	3 years	Owner, McManus Development LLC, and Moon-McManus Development LLC (residential real estate developers); Co-owner and President, Beacon Food Services, Inc., (restaurants); previously, Chief Executive Officer, Hardee's Food Systems, Inc., Rocky Mount, NC (1995 to 1996); previously served as director and Executive Committee member of MountainBank and MountainBank Financial Corporation
Bradley B. Schnyder (51)	Chairman	2004	3 years	Owner, Mountainscape, Inc., Hendersonville, NC (residential contractor); and co-owner, Schnyder and Riels, Hendersonville, NC (residential community developer), and Burney Mtn Assoc. Inc., Hendersonville, NC (residential community developer)

(1) Listings of the members of committees of our Board are contained below under the heading "Committees of Our Board."

(2) "First elected" refers to the year in which each individual first became a director of the Bank. Each person became our director during 2008 in connection with our organization as the Bank's holding company and previously served as a director of the Bank.

Our Board of Directors recommends that you vote "FOR" each of the three nominees named above. The three nominees receiving the highest numbers of votes will be elected.

Incumbent Directors

The following table contains information about our other eight current directors whose terms of office will continue after the Annual Meeting.

Name and Age	Position with Us (1)	First elected/ current term expires (2)	Principal occupation and business experience
B. Lee Beason (50)	Chief Operating Officer and Director	2004 / 2009	Our executive officer
Gregory L. Gibson (51)	Chief Executive Officer and Director	2004 / 2009	Our executive officer
Vincent K. Rees (40)	President and Director	2004 / 2009	Our executive officer
John S. Sheiry (56)	Director	2004 / 2009	Owner, Historic Inns, Inc., Hendersonville, NC (bed and breakfast accommodations)
Michael D. Foster (66)	Director	2004 / 2010	Owner and President, Foster Real Estate Appraisers, Inc., Asheville, NC (real estate appraisal firm)
James C. Kirkpatrick (44)	Director	2004 / 2010	Real estate investor; former Co-owner and President, Forge Mountain Foods, Hendersonville, NC (specialty food wholesaler and retailer) (2000 to 2004); previously, part-time weather anchor for WSPA TV, Spartanburg, SC (CBS affiliate television station)
Van F. Phillips (56)	Director	2004 / 2010	Co-owner and Vice President, Great Meadows, Inc., Spruce Pine, NC (real estate developer and investor); previously served as director and Executive Committee member of MountainBank and MountainBank Financial Corporation, and as Chairman, First Western Bank, Burnsville, NC
Catherine H. Schroader (71)	Director	2004 / 2010	Co-owner, Schroader Honda, Hendersonville, NC (motorcycle dealership); previously served as director and Compensation Committee Chairman, MountainBank and MountainBank Financial Corporation

(1) Listings of the members of committees of our Board are contained below under the heading "Committees of Our Board."
(2) First elected" refers to the year in which each individual first became a director of the Bank. Each person became our director during 2008 in connection with our organization as the Bank's holding company and previously served as a director of the Bank.

CORPORATE GOVERNANCE

Director Independence

Our Board of Directors periodically reviews transactions, relationships and other arrangements involving our directors and determines which directors the Board considers to be "independent." In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market. Beginning in 2008, the Board has directed our Corporate Governance Committee to assess each outside director's independence and report its findings to the Board in connection with the Board's periodic determinations, and to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director's ability to exercise independent judgment. The following table lists persons who served as directors of the Bank during 2007 and all nominees for election as directors at the Annual Meeting who our Board believes are, or will be, "independent" directors under Nasdaq's criteria.

William H. Burton	H. Steven McManus	John S. Sheiry
Michael D. Foster	Van F. Phillips	Catherine H. Schroader
James C. Kirkpatrick	Bradley B. Schnyder	J. Michael Smith (1)

(1) On April 28, 2008, Mr. Smith announced his retirement from the Board effective as of July 28, 2008.

In addition to the specific Nasdaq criteria, in determining the independence of each director the Board considers whether it believes any other transactions, relationships, arrangements or factors (including our directors' borrowing relationships with us) could impair his or her ability to exercise independent judgment. In its determination that the above directors are independent, those other factors considered by the Board included the lease arrangements between us and Mr. McManus' and Mr. Phillips' companies described under the caption "Transactions with Related Persons — Related Person Transactions During 2007," as well as appraisal services provided to us from time to time by Mr. Foster's company.

Attendance by Directors at Meetings

Board of Directors Meetings. Since the completion of our bank holding company reorganization in May 2008, the Bank's and our Boards of Directors have met jointly. During 2007, the Bank's Board met 13 times, and each of our current directors attended 75% or more of the aggregate number of meetings of the Board and any committees on which he or she served.

Annual Meetings. Attendance by our directors at Annual Meetings of our shareholders gives directors an opportunity to meet, talk with and hear the concerns of shareholders who attend those meetings, and it gives those shareholders access to our directors that they may not have at any other time during the year. Our Board of Directors recognizes that directors have their own business interests and are not our employees, and that it is not always possible for them to attend Annual Meetings. However, our board's policy is that attendance by directors at our Annual Meetings is beneficial to us and to our shareholders and that our directors are strongly encouraged to attend each Annual Meeting whenever possible. Eleven of the Bank's then current directors attended the last Annual Meeting which was held during June 2007.

Communications with Our Board

Our Board of Directors encourages our shareholders to communicate with it regarding their concerns and other matters related to our business, and the board has established a process by which you may send written communications to the board or to one or more individual directors. You may address and mail your communication to our Corporate Secretary at:

1st Financial Services Corporation
Attention: Corporate Secretary
101 Jack Street
Hendersonville, North Carolina 28792

You also may send them by email to *srogers@mountain1st.com*. You should indicate whether your communication is directed to the entire Board of Directors, to a particular committee of the Board or its Chairman, or to one or more individual directors. All communications will be reviewed by our Corporate Secretary, and with the exception of communications our Corporate Secretary considers to be unrelated to our business, forwarded on to the intended recipients. Copies of communications from a customer of the Bank relating to a deposit, loan or other financial relationship or transaction also will be forwarded to the department or division most closely associated with the subject.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics that applies to our directors and all of our executive officers, including our Chief Executive Officer and Principal Accounting Officer, and, among other things, is intended to promote:

- Honest and ethical conduct;
- The ethical handling of actual or apparent conflicts of interests between personal and professional relationships;
- Full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the Securities and Exchange Commission and other public communications we make;
- Compliance with governmental laws, rules and regulations;
- Prompt internal reporting of violations of the Code to the Board's Audit Committee; and
- Accountability for adherence to the Code.

A copy of the Code of Ethics will be provided without charge upon written request to our Corporate Secretary at 1st Financial Service Corporation, 101 Jack Street, Hendersonville, North Carolina 28792, or by telephone at (828) 697-3100.

COMMITTEES OF OUR BOARD

General

Our Board of Directors has two independent, standing committees that assist the Board in oversight and governance matters. They are the Audit Committee, and the Corporate Governance Committee. Those Committees operate under a written charter approved by our Board that sets out their composition, authority, duties and responsibilities. We believe each member of those committees is an "independent director" as that term is defined by the listing standards of The Nasdaq Stock Market. A current copy of each Committee's charter is posted on our Internet website at *www.mountain1st.com*. The current members of each committee are listed in the following table, and the function of and other information about each committee is described in the paragraphs below.

Audit Committee (1)	Corporate Governance Committee
Van F. Phillips - Chairman	John S. Sheiry - Chairman
William H. Burton	William H. Burton
H. Steve McManus	H. Steve McManus
Bradley B. Schnyder	Catherine H. Schroader
J. Michael Smith	

(1) On April 28, 2008, Mr. Smith announced his retirement as of July 28, 2008.

Audit Committee

Our Audit Committee is a joint committee of the Bank's and our Boards of Directors. Under its charter, the Committee is responsible for:

- Selecting our independent accountants and approving their compensation and the terms of their engagement;
- Approving services proposed to be provided by the independent accountants; and
- Monitoring and overseeing the quality and integrity of our accounting and financial reporting process and systems of internal controls.

The Committee reviews various reports from our independent accountants (including its annual report on our audited consolidated financial statements), reports we file under the Securities and Exchange Act of 1934, and reports of examinations by our regulatory agencies, and it oversees our internal audit program. The Committee met six times during 2007.

Audit Committee Financial Expert. Our Board of Directors believes that Mr. Smith, who serves as a member of our Audit Committee, is an "audit committee financial expert" as that term is defined by the rules of the Securities and Exchange Commission. When Mr. Smith retires, we will not have a designated audit committee financial expert because we will not have identified and selected another current director who is an audit committee financial expert. Our Corporate Governance Committee is actively considering the recruitment of a nominee to our board who is an audit committee financial expert.

Audit Committee Report

Our management is responsible for our financial reporting process, including our system of internal controls and disclosure controls and procedures, and for the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Our independent accountants are responsible for auditing those financial statements. The Audit Committee oversees and reviews those processes. In connection with the preparation and audit of the Bank's financial statements for 2007, the Audit Committee has:

- Reviewed our audited consolidated financial statements for 2007 and discussed them with management;
- Discussed with our independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as amended;
- Received written disclosures and a letter from our independent accountants required by Independence Standards Board Standard No. 1; and
- Discussed the independence of our accountants with the accountants.

Based on the above review and discussions, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in the Bank's 2007 Annual Report on Form 10-K as filed with the Federal Deposit Insurance Corporation.

The Audit Committee:

William H. Burton   H. Steve McManus   Van F. Phillips   Bradley B. Schnyder   J. Michael Smith

Corporate Governance Committee

Function. Our Corporate Governance Committee is a joint committee of our and the Bank's Boards of Directors. Under its written charter, the Corporate Governance Committee acts as a nominations committee for our Board and as a compensation committee for our and the Bank's Board. The Committee met six times during 2007.

Nominations Committee Functions. Among its other duties and responsibilities assigned from time to time by the Board, the Corporate Governance Committee functions as a nominations committee by identifying individuals who are qualified to become directors and recommending candidates to the Board for selection as nominees for election as directors at our Annual Meetings and for appointment to fill vacancies on our Board.

The Committee's charter provides that the Committee will recommend individuals who have high personal and professional integrity, who demonstrate ability and judgment, and who, with other members of the Board, will be effective in collectively serving the long-term interests of our shareholders. Candidates also must satisfy applicable requirements of state and federal banking regulators, and the Committee may develop other criteria or minimum qualifications for use in identifying and evaluating candidates. In identifying candidates to be recommended to the Board of Directors, the Committee will consider candidates recommended by shareholders. The Committee has not used the services of a third-party search firm. Shareholders who wish to recommend candidates to the Committee should send their recommendations in writing to:

Corporate Governance Committee
1st Financial Service Corporation
Attention: Corporate Secretary
101 Jack Street
Hendersonville, North Carolina 28792

Each recommendation should be accompanied by the following:

- The full name, address and telephone number of the person making the recommendation, and a statement that the person making the recommendation is a shareholder of record (or, if the person is a beneficial owner of our shares but not a record holder, a statement from the record holder of the shares verifying the number of shares beneficially owned), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of our next Annual Meeting;
- The full name, address and telephone number of the candidate being recommended, information regarding the candidate's beneficial ownership of our equity securities and any business or personal relationship between the candidate and the person making the recommendation, and an explanation of the value or benefit the person making the recommendation believes the candidate would provide as a director;
- A statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide such information as the Committee may request in connection with its evaluation of candidates;
- A description of the candidate's current principal occupation, business or professional experience, previous employment history, educational background, and any areas of particular expertise;
- Information about any business or personal relationships between the candidate and any of our customers, suppliers, vendors, competitors, directors or officers, affiliated companies, or other persons with any special interest regarding our bank, and any transactions between the candidate and our bank; and
- Any information in addition to the above regarding the candidate that would be required to be included in our proxy statement pursuant to the SEC's Regulation 14A (including without limitation information regarding legal proceedings in which the candidate has been involved within the past five years).

To be considered by the Committee in connection with its recommendations of candidates for selection as nominees for election at an Annual Meeting, a shareholder's recommendation must be received by the Committee not later than the 120th day prior to the first anniversary of the date that our proxy statement was first mailed to our shareholders in conjunction with our preceding year's Annual Meeting. Recommendations submitted by shareholders other than in accordance with these procedures will not be considered by the Committee.

The Committee will evaluate candidates recommended by shareholders in a manner similar to its evaluation of other candidates. The Committee will select candidates to be recommended to the Board of Directors each year based on its assessment of, among other things, (1) candidates' business, personal and educational background and experience, community leadership, independence, geographic location within our service area, and their other qualifications, attributes and potential contributions; (2) the past and future contributions of our current directors, and the value of continuity and prior board experience; (3) the existence of one or more vacancies on the Board; (4) the need for a director possessing particular attributes or particular experience or expertise; (5) the role of directors in our business development activities; and (6) other factors that it considers relevant, including any specific qualifications the Committee adopts from time to time.

The Corporate Governance Committee recommended to our Board of Directors that three of our current directors whose terms are expiring at the Annual Meeting be nominated for reelection for new terms.

Compensation Committee Functions. The Corporate Governance Committee also functions as a compensation committee. Under its written charter, and in addition to other duties that may be assigned from time to time by the joint Board of Directors of our company and the Bank, the Committee reviews and provides overall guidance to the Board regarding our executive and director compensation and benefit programs and makes recommendations to the Boards about:

- Cash and other compensation paid or provided to our and the Bank's Chief Executive Officer and other executive officers;
- The adoption of new compensation or benefit plans, or changes in existing plans, under which compensation or benefits are or will be paid or provided to those persons; and
- The administration of the Bank's annual incentive program.

The Committee also reviews and makes recommendations to the Board about amounts of compensation paid to our directors and, to the extent requested by the Board, compensation paid (individually or in the aggregate) to our other employees.

In performing its duties the Committee may, if it considers it appropriate, delegate any of its responsibilities to a subcommittee. However, any subcommittee must be composed entirely of independent directors. The Committee is authorized to conduct investigations, and to request and consider any information (from management or otherwise) that it believes is necessary, relevant or helpful in its deliberations and in making its recommendations. It may rely on information provided by management without further verification. However, under its charter, when the Committee takes an action, it should exercise independent judgment on an informed basis and in a manner it considers to be in the best interests of our shareholders. In its review and consideration of compensation matters in general, the Committee considers information provided by our Chief Executive Officer about those officers' individual performance and his recommendations as to their compensation. After receiving the Committee's recommendations, the Board makes all final decisions about compensation matters.

The Committee may retain the services of outside counsel or consultants, at our expense, and on terms (including fees) that it approves. During 2007, the Committee independently engaged Clark Consulting as outside consultants, and Grady & Associates as independent legal counsel, for executive compensation issues. Clark Consulting is a leading provider of compensation and benefits consulting to the banking industry. Grady & Associates is a Cleveland, Ohio, law firm specializing in financial institution executive compensation planning. Other than in these advisory capacities, neither Clark Consulting nor Grady & Associates have any role in the actual recommendations the Committee makes to our Board of Directors, or in our Board's approval of the amounts of executive compensation.

EXECUTIVE OFFICERS

We consider our officers listed below to be our executive officers:

Gregory L. Gibson, age 51, serves as our Chief Executive Officer. He was employed by MountainBank from 2000 until October 2003, where he served as Executive Vice President and Chief Financial Officer of that bank and its parent holding company. From 1997 until 2000, Mr. Gibson operated his own public accounting and financial institutions consulting firm. He was employed as Senior Vice President of Bank of Mecklenburg, Charlotte, North Carolina, from 1994 to 1997, and as Executive Vice President and Chief Financial Officer of Rock Hill National Bank and its parent holding company, RHNB Corporation, Rock Hill, South Carolina, from 1985 until 1994, and he previously held positions with two other North Carolina commercial banks. Mr. Gibson is a certified public accountant and has a total of 28 years of experience in the banking industry, having served as an executive officer of six community banks and bank holding companies.

Vincent K. Rees, age 40, serves as our President. He was employed by MountainBank from its organization during 1997 until October 2003. He served MountainBank as Chief Lending Officer from 1997 until 2001 and then as a Regional President of that bank and Executive Vice President of its parent holding company. Mr. Rees previously was employed in South Carolina for seven years by NationsBank (now Bank of America) and its predecessor, C&S Bank, where he served in various positions in branch management, credit analysis, and consumer and commercial lending. Mr. Rees has a total of 18 years of banking experience.

B. Lee Beason, age 50, serves as our Chief Operating Officer. From 2001 to November 2003, he was employed by MountainBank in various administrative and branch supervisory positions, including State Executive. He was employed as City Executive of High Street Banking Co., Asheville, North Carolina, from 1997 until 2001. He has a total of 18 years of banking experience.

Peggy H. Denny, age 57, serves as our Chief Administrative Officer and is responsible for branch network management, training, and various other functions. From 1997 to November 2003, Ms. Denny was employed by MountainBank as Senior Vice President. Earlier, she was employed by First Union National Bank and its predecessor, Northwestern Bank. She has a total of 35 years of banking experience.

Kirk P. Robinson, age 40, has served as our Chief Credit Officer since 2004. He previously was employed by Capital Bank in Raleigh, North Carolina, as Senior Credit Analyst from 2003 to 2004; by MountainBank as Senior Credit Analyst from 2002 to 2003; and by BB&T as a City Executive and Business Banker in Lexington, South Carolina, from 1998 to 2002. He has a total of 12 years of banking experience.

COMPENSATION DISCUSSION AND ANALYSIS

The compensation tables in the section captioned "Executive Compensation" in this proxy statement give details about the salary, bonus, options, and other compensation paid or awarded to the Bank's Chief Executive Officer, Principal Accounting Officer, and the three other most highly compensated executive officers. The narrative accompanying those tables gives additional information about the terms on which the compensation is paid or awarded.

The Corporate Governance Committee's Deliberations about Compensation. Compensation of executive officers, including the five executives named in the Summary Compensation Table, is within the jurisdiction of the board's Corporate Governance Committee, although the full board has reserved to itself the final authority to accept or reject Committee recommendations. As of December 31, 2007 members of the Committee were John S. Sheiry (Chair), William H. Burton, Catherine H. Schroader, and H. Steve McManus, each of whom is "independent" within the meaning of the listing standards of the Nasdaq, is a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, and is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986.

The Committee frequently discusses executive compensation and Bank and individual performance with the CEO and other executives. At the Committee's request, management provides pertinent financial, tax, accounting, or operational information relevant to board deliberations on a monthly basis. Three executives – Messrs. Gibson, Beason, and Rees – serve as directors and therefore participate in board deliberations and voting concerning Corporate Governance Committee recommendations, but the Committee itself is comprised entirely of directors who are neither executive officers nor employees. In both 2006 and 2007 the Committee engaged compensation consultants to assist with the analysis of and to recommend enhancements to the Bank's executive compensation practices. The Committee also relies on its own independent outside legal counsel for advice about compensation issues.

Peer group comparisons are used by many banks not only to judge bank financial performance but also executive compensation practices and individual executives' performance. The committee engaged Clark Consulting in 2006 to do an in depth peer comparison of executive and director compensation. The Committee's original intention was to commission peer group analyses by third party compensation consultants and to cause those analyses to be updated periodically for the Committee's use. In 2007 the Committee dedicated significant time and resources to establishing the terms of executives' compensation arrangements, including employment agreements that will potentially provide severance benefits for the executives, split dollar insurance arrangements that will provide death benefits to executives' designated beneficiaries at each executives' death, and salary continuation agreements that will assure the executives of retirement benefits when their service with the Bank is ended. The employment agreements and split dollar insurance agreements were finalized at the end of 2007 and the salary continuation agreements were finalized in March 2008. After obtaining estimates of the costs associated with purchasing customized peer group analyses, and taking into account the expenses incurred in 2007 in the process of establishing the employment, split dollar, and salary continuation arrangements, the Committee determined that the considerable additional costs to obtain 2007 peer group analyses were not justified.

The committee is generally aware of compensation paid by other North Carolina and South Carolina community banking organizations that are publicly owned and that therefore report compensation information in proxy statements filed with the Securities and Exchange Commission, particularly those community banking organizations that management considers to be comparable in size or business focus to the Bank or that are direct competitors of the Bank. The Committee has a very active role with executive compensation issues and maintains an ongoing dialogue with senior management about compensation topics. The committee chair attended the 2006 and 2007 Bank Director Conference on Compensation and participated in the 2007 Peer Exchange Program held the day immediately preceding that conference. Both of these conferences were accredited by Institutional Shareholders Services and sponsored by *Bank Director* magazine and the Nasdaq Stock Exchange. These events brought together leading experts in compensation consulting and banking to provide exposure to industry best practices and invaluable first-hand information on the topic of compensation. The events featured separate tracks focusing on the perspectives of large banks, public community banks, and private/thinly traded banks. As a result of information obtained at these conferences combined with information provided by other sources including the Committee's outside counsel, the Committee's subjective impression is that executive compensation paid by the Bank is actually more modest than that of community banking organizations that are comparable in size or business focus in North and South Carolina or that are direct competitors of the Bank, particularly taking into account Mountain 1st Bank's performance and growth that the Committee considers to be very favorable in comparison. As the Bank continues to grow, the Committee plans to stay informed on current compensation trends and periodically allocate the resources necessary for production of peer group analyses to assist the Committee's deliberations about executive compensation.

Results of the Corporate Governance Committee's Deliberations. The principal elements of compensation of the five executives identified in the Summary Compensation Table consist of salary, annual incentive cash bonuses, stock options, and post-termination benefits.

Salary. To control expenses and promote more rapid achievement of profitability, when the Bank's operations began in 2004, executive officers suggested that base salaries be less than the amounts they could have demanded. The Corporate Governance Committee and ultimately the Board of Directors concurred, anticipating that other benefits forming part of a comprehensive executive benefit arrangement would be added as the Bank matured. Base salaries have been maintained since inception at rates the Committee considers to be below market levels. Based on recommendations from the Committee, on March 24, 2008 the Committee approved the following salaries for the five officers identified in the Summary Compensation Table: $173,250 to Greg Gibson, $157,500 for Vincent K. Rees, $131,250 for Lee Beason, and $131,250 for Peggy H. Denny, and $65,000 for Mary K. Dopko. This represents a 5% increase in the officer's salaries over 2007.

Senior management, the Committee, and the board remain committed to controlling compensation expense, consisting both of salary and employee benefit expense and stock compensation expense, which is second only to deposit interest expense in its impact on the Bank's net income. Establishing a comprehensive benefits program that offers the appropriate mix of rewards for services rendered and incentives for further contributions to the Bank's success requires careful planning, review, and analysis. The death benefit promise under endorsement split dollar insurance agreements entered into with executives in 2007, the severance benefits potentially payable under employment agreements also entered into in 2007, and the retirement benefit promise under salary continuation agreements entered into in March 2008 are component parts of the comprehensive benefits arrangement that senior management and the Committee had in mind in 2004 when they agreed to maintain salary at modest levels.

With input from management, from Grady & Associates, a Cleveland, Ohio law firm that acts as legal counsel to the Committee, from Clark Consulting, and from the company that arranged the Bank's purchase of split dollar insurance and that will service the Bank's split dollar and salary continuation arrangements, the Committee invested significant time and resources in 2007 to establish the terms of executives' employment agreements, endorsement split dollar insurance agreements, and salary continuation agreements.

Initially a request for proposals was sent out to five qualified vendors with superior reputations within the banking community for their ability to provide and service the types of insurance products that the Committee was interested in. After a thorough review of the RFP responses, two of the five vendors were selected to give presentations to the Committee. The process of final vendor interviews and selection was turned over to the ALCO Committee for two reasons. First, the purchase of bank owned life insurance is considered an investment decision and those types of decisions should be reviewed and recommended by the ALCO Committee. Second, the Committee felt strongly that additional input and review would be an invaluable addition to the decision making process. The ALCO Committee selected Clark Consulting to be the vendor which would invest and administer the selected program and made that recommendation to the full Board of Directors who approved it unanimously. Taking into account that these new benefit arrangements fill in most if not all of the missing pieces of a comprehensive executive benefit arrangement, the Committee recommended nominal salary increases for 2008.

These factors also account for the more significant salary increases established at the beginning of 2007, when Mr. Gibson's salary increased by approximately 38% compared to 2006 and 25% to 30% for Messrs. Beason and Rees and Ms. Denny. Although the Committee's consideration of potential severance, death benefit, and retirement benefit arrangements had begun before 2007, those arrangements became a Committee priority in early 2007. At that time the Committee anticipated that final agreement upon the terms of employment, split dollar, and salary continuation arrangements, selection of life insurance vendors for the insurance policies supporting the split dollar agreements, Committee and Board approval of the arrangements, and execution of the final documents would not occur for many months.

Section 162(m) of the Internal Revenue Code places a limit on the tax deduction for compensation exceeding $1 million paid to the chief executive officer and the four most highly compensated executive officers of a corporation in a taxable year, but performance-based compensation such as stock-option compensation and performance-based cash bonuses are generally exempt from the $1 million limit. We expect all of the compensation paid in 2007 and in 2008 to our executive officers to be deductible.

Annual Cash Incentive Bonuses. Calculation of the annual cash incentive bonus is in part a mathematical process determined by the Bank's net income, return on average assets, return on average equity, and asset growth. The Committee's role is limited to (*x*) annually recommending target amounts for each financial measure (net income, ROAA, ROAE, and total assets) at each performance level (minimum, strategic, superlative, and extraordinary) and (*y*) annually recommending the bonus amounts for each of Messrs. Gibson, Rees, and Beason and Ms. Denny at each performance level. Ms. Dopko is not a participant in the annual cash incentive bonus plan, although she is eligible for cash bonus payments based on Management's subjective assessment of her performance. Recommended by the Committee and thereafter approved by the board at their separate May 29, 2007 meetings, the targets established for 2007 were as follows:

Goal	Weight	Minimum	Strategic	Superlative	Extraordinary
Net income after tax	40%	$3,750,000	$4,000,000	$4,250,000	$4,500,000
Return on average assets (ROAA)	20%	0.75%	0.78%	0.80%	0.82%
Return on average equity (ROAE)	20%	8.36%	8.89%	9.42%	9.94%
Total assets	20%	$525,000,000	$550,000,000	$580,000,000	$615,000,000

The Committee fixed the bonus potential of Messrs. Gibson and Rees at $60,000 for achieving minimum performance in all four categories, with an additional $20,000 at each performance level beyond the minimum. The Committee fixed the bonus potential of Mr. Beason and Ms. Denny at $50,000 for achieving minimum performance in all four categories, with an additional $15,000 at each performance level beyond the minimum. The aggregate bonus of each officer is the sum for each of the four financial measures of the weighted value of (*x*) the bonus applicable to the performance level achieved plus (*y*) a proportionate share of the additional bonus amount for financial results within the range between performance levels. It is not necessary to achieve minimum performance in all four financial measures in order for a bonus to be payable. Achievement of minimum performance in any one of the four financial measures is sufficient to yield a bonus. The potential bonus amounts under the annual cash incentive plan are capped at $120,000 for each of Messrs. Gibson and Rees and $95,000 for Mr. Beason and Ms. Denny, but the Committee and the Board have the discretion to award cash bonuses beyond those amounts based on extraordinary performance on a non-objective area of performance.

In the case of each executive the minimum bonus amounts for 2007 are less than the actual bonuses paid to the executives for 2006 results, reflecting the Committee's conclusion that the minimum performance level would probably be achieved merely by continuation of established trends in the Bank's financial performance. The Committee's expectation when the Committee established the bonus amounts and financial goals was that financial results should at least reach the strategic level. The Committee fixed the bonus amounts for the four executives at levels the Committee believes reflect the executives' responsibilities and ability to contribute to achievement of the targeted financial metrics, with a potentially significant increase over the bonus actually paid for 2006 performance if and only if the Bank's financial results reach the extraordinary performance level.

Because of the unsustainable rapid growth that naturally occurs in a bank's start-up phase, it was difficult to establish performance targets for cash incentive compensation in the period from 2004 through 2006. The annual incentive bonuses paid in early 2007 for performance in 2006 were therefore awarded based on the Committee's subjective assessment at year-end 2006 of each executive's individual performance as well the Bank's asset growth, earnings growth, asset quality, and overall achievement of the Bank's annual strategic business plan and budgetary goals.

There currently is no formal policy requiring repayment by executives of cash bonuses if financial restatements adversely affect the financial measures that formed the basis of the cash bonus payments. However, the Committee has had several discussions throughout 2007 on this matter and may establish a formal "clawback" provision that will have that effect. If that provision is adopted, the Bank will thereafter have the right to demand repayment of bonuses if financial restatements undermine the basis on which bonus payments were made, even if the restatements are not the result of misconduct on the executives' part.

Long-term Incentives: Stock Options. The Corporate Governance Committee administers the 2004 Employee Stock Option Plan, in addition to the Committee's responsibility for other forms of executive compensation. The Committee awarded no stock options in 2007 to the executives named in the Summary Compensation Table.

The Bank believes that equity ownership by executive officers aligns their interests with those of shareholders and that stock options create incentives for executives to promote the Bank's short-term and long-term success. Although the stock option grants made to the executive officers identified in the Summary Compensation Table have become fully vested and exercisable, the time-based vesting feature of stock option grants creates an incentive for key employees to remain with the Bank and to maintain their commitment to the Bank's long-term success.

The attention given by the Committee to planning, negotiation, and implementation of endorsement split dollar, salary continuation, and employment agreements throughout 2007 and into early 2008 demanded a significant amount of Committee time and resources. With the recent finalization of those arrangements, however, the essential parts of a comprehensive executive benefits arrangement have now been assembled. When the Committee again considers whether to make additional stock option awards, including awards to executives identified in the Summary Compensation Table, the Committee will take account of the executives' previous stock option grants as well as the Committee's subjective impression of the total compensation and benefit arrangements provided by the Bank to the executives.

Post-termination Benefits: Employment Agreements. During 2007, the Bank entered into employment agreements with Messrs. Gibson, Rees, and Beason, with Ms. Denny, and with one other executive officer who is not identified in the Summary Compensation Table. These agreements are summarized in this proxy statement in the Executive Compensation section that follows this discussion. The Bank and the executives had deferred entering into employment agreements because neither the executives nor the Committee felt there was a compelling reason to rush into these types of agreements during the Bank's start-up phase. With 2007 representing the Bank's third full year of operations and with the Bank's growth patterns and profitability established, both senior management and the Committee concluded that entry into employment contracts would promote long-term management stability. The Bank's employment agreements were entered into on September 24, 2007, although they were amended in December for the principal purpose of eliminating the operation of a parachute payment tax gross up in 2007 and 2008 that was otherwise promised by the employment agreements executed on September 24, 2007.

To assist the Committee and senior management with negotiation of the terms of the agreements, the Committee's independent legal counsel prepared surveys of the terms of executive employment agreements and change-in-control benefit arrangements of publicly owned community banking organizations located in South Carolina and North Carolina. The vast majority of peer banks in the two Carolinas with assets less than $1 billion use employment contracts for their most senior officers. Because a company's top executive officers are the people most likely to be terminated after a change in control and because their undivided attention to the goal of maximizing shareholder values is most urgently needed in the context of a possible change in control, the board believes that severance and change-in-control benefit arrangements are in the Bank's best interest. The Bank believes the arrangements are necessary to remain competitive for the retention and recruitment of top management talent.

The employment agreements entered into in September 2007 promised a full section 280G parachute payment tax gross-up benefit to the executives. After examining, with the assistance of legal counsel, estimated change-in-control benefits potentially payable to senior management in a hypothetical change in control of the Bank occurring in 2008, including:

- estimated section 280G gross-up benefits,
- change-in-control benefits payable under the employment agreements, and
- change-in-control benefits payable under the salary continuation agreements entered into during March 2008

the Committee and management agreed that total unaccrued benefits payable to senior management as a percentage of the total value payable to shareholders in a hypothetical change in control exceeded the levels the Committee and management considered reasonable given the Bank's size in 2007. For that reason the Committee and management agreed to revise the employment agreements principally for the purpose of eliminating the gross-up benefit in 2007 and 2008, and providing for it in stages beginning in 2009. Accordingly, the September 2007 employment agreements were replaced by amended employment agreements in December.

Under the amended agreements, no gross-up benefit would be payable for a change in control occurring in 2007 or 2008. A gross-up benefit equal to 33% of a full gross-up benefit could be payable for a change in control occurring in 2009, 66% of a full benefit for a change in control occurring in 2010, and 100% for a change in control occurring in 2011 or thereafter. The salary continuation agreements entered into in March 2008 contain an identical parachute payment tax gross-up provision, but that contract right merely reiterates the executives' entitlement to the gross-up benefit and does not represent an additional benefit expectation. The Committee reasoned that the total value payable to shareholders in a change in control is likely to increase significantly as the Bank grows over time, with the effect that total benefits payable to senior management should represent a smaller percentage of that aggregate value with each passing year. Secondly, calculation of total change-in-control benefits for section 280G and section 4999 purposes is not based simply on cash benefits paid. Instead the calculation takes account of non-cash benefits to which executives become entitled on an accelerated basis because of a change in control (such as accelerated vesting of stock options), as well as the present-value enhancement associated with cash benefits paid immediately after a change in control that would otherwise not have been paid to the executives for many years, such as retirement benefits under a salary continuation agreement. In other words, a retirement benefit under a salary continuation agreement that is settled for a lump sum in cash after a change in control is much more likely to cause total change-in-control benefits to exceed the section 280G and section 4999 threshold (three times base amount) immediately after that benefit arrangement is adopted, with a diminishing effect each year thereafter as the executive approaches retirement or as his or her vested interest in the benefit grows. Taking account of the implementation in 2007 and early 2008 of comprehensive benefit arrangements for executives, the Committee and management agreed to eliminate the gross-up benefit for a change in control occurring in 2008 and to phase in the full gross-up benefit over a four-year period.

Finally, the change-in-control benefit feature of the employment agreements (and of the salary continuation agreements entered into in March 2008) is known as a single-trigger benefit, meaning the benefit is payable immediately after a change in control even if the executive's employment is not also terminated after the change in control. The Bank recognizes that single-trigger change-in-control benefits are more disfavored by shareholder advocates and others than double-trigger change-in-control benefits, which are payable if and only if employment termination follows shortly after a change in control. The Bank nevertheless agreed to single-trigger change-in-control benefits for reasons having to do with section 409A of the Internal Revenue Code. That section imposes a six-month delay on termination benefits, such as double-trigger change-in-control benefits, payable to a publicly traded company's highest compensated executives, with a series of exceptions that could potentially be difficult to apply and that might or might not be available when termination actually occurs. Section 409A imposes no delay at all, however on single-trigger change-in-control benefits. Recognizing that the executives who are parties to the employment agreements are highly likely to be terminated after a change in control in any event, and taking into account the potential legal complications and potential legal expenses associated with applying the six-month delay required by section 409A for double-trigger change-in-control benefits, the Committee concluded that the only practical differences between a single-trigger versus double-trigger benefit are (*x*) the terminated executive would receive single-trigger benefits immediately, as intended, whereas the same terminated executive might have to wait six months for the double-trigger benefit, and (*y*) the single-trigger benefit is clear and requires no expertise to apply, whereas the double-trigger benefit would almost inevitably involve payment of legal expenses to determine whether exceptions to the six-month delay are available and to determine precisely when the benefit may be paid, as well as expenses associated with ensuring that the acquiring company honors payment of the delayed benefit. Finally, the four executive officers identified in the Summary Compensation Table who have employment agreements are founding employees since the date of the Bank's original charter. The success of the Bank to date is largely the result of their leadership and commitment to the organization. For all of these reasons, the Bank's employment agreements provide for single-trigger change-in-control benefits.

Post-termination Benefits: Endorsement Split Dollar Life Insurance and Salary Continuation Agreements. In December 2007 the Bank entered into endorsement split dollar insurance agreements with Messrs. Gibson, Rees, and Beason, with Ms. Denny and Ms. Dopko, and with one other executive officer who is not identified in the Summary Compensation Table, entitling each executive to designate the beneficiary of a specified portion of the death benefits payable under bank-owned policies on these executives' lives. The death benefit payable to an executive's beneficiary is the lesser of (*x*) the policy's net death proceeds, meaning the total death benefit minus the policy's cash surrender value, or (*y*) $1.25 million in the case of Messrs. Gibson and Rees, $1 million in the case of Mr. Beason and Ms. Denny, and $50,000 in the case of Ms. Dopko. The Bank is entitled to all insurance policy death proceeds remaining after payment of the death benefit to the executive's beneficiary. The Bank paid total premiums of approximately $3.3 million in 2007 and 2008 for all policies subject to split dollar agreements with these executives, but the Bank expects to recover in full its life insurance investment from its portion of the policies' death proceeds.

Adequate life insurance coverage for executive management is an essential component of the compensation necessary to retain, attract and reward excellent service. The Bank fully paid the premiums for policies on the six lives (Messrs. Gibson, Rees and Beason, Ms. Denny and Ms. Dopko, and the other executive officer not named in the Summary Compensation Table) with lump sum premium payments in the aggregate of approximately $3.3 million. The Bank determined that a lump sum premium was the most financially advantageous way to secure coverage because the premium paid is not an expense and the initial cash surrender value equals the premiums paid. Like any whole life insurance policy, the bank-owned life insurance policy contract has a cash surrender value that increases over time. For purposes of generally accepted accounting principles ("GAAP"), the increase in cash surrender value is booked as "other non-interest income." The Bank expects to recover in full premiums paid and the earnings credited to the cash value from the Bank's portion of the policies' death benefits.

Because the Bank intends to hold the bank-owned life insurance until the death of the insureds, the increase of cash surrender value should be tax-free income under current federal income tax law. This compares favorably to the taxable gain the Bank would recognize for assets in traditional taxable investments such as U.S. Treasury or agency securities. The collection of death benefits on the policies, which is likewise currently tax free under current federal and state income taxation, is expected to further enhance the company's return.

This informal life insurance financing is not expected to result in any material cost to the Bank, and the bank-owned life insurance ("BOLI") is expected to increase the Bank's non-interest income in future operating periods. The BOLI financing is designed to earn sufficient income on the insurance policies' cash surrender value to offset the after-tax expense of the accrual for the bank's supplemental executive retirement agreements with the five executives.

In March 2008 the Bank also entered into salary continuation agreements with the same five executive officers who entered into employment and split dollar insurance agreements.

The life insurance purchased by the Bank is designed to help offset the Bank's contractual obligation to pay retirement benefits and to recover the Bank's cost of providing benefits. The insurance contracts and the salary continuation agreements were executed at the same time; however, there is no direct linkage between the two. The Bank also believes that the split dollar insurance arrangement reinforces executives' long-term commitment to the Bank.

The combination of tax-preferred income generated by the cash value of the insurance policy, the tax-free insurance death benefit, and fully tax-deductible benefit payments to participants are the economic reasons that a bank can often provide this significant benefit to its executives at little or no net cost to the Bank. The Board believes that the BOLI used to finance the salary continuation agreements allows the Bank to cost effectively implement compensation programs that serve the vital purpose of attracting, retaining, and rewarding valued executive officer service.

Because the split dollar life insurance death benefit is payable to executives' designated beneficiaries whether death occurs before or after employment termination, the Bank is required by accounting principles clarified in 2006 to accrue during the executives' working years for the cost of maintaining the insurance in the executives' retirement. With clarification in 2006 that expense recognition for the post-retirement benefit is necessary, the Financial Accounting Standards Board permitted employers to recognize the cost of post-retirement split dollar arrangements with a one-time charge to retained earnings for agreements in force at the end of 2007, with recognition of accrual expense beginning in 2008. For that reason the Bank completed the purchase of insurance dedicated to the executives' endorsement split dollar arrangements, and entered into the split dollar agreements, before the end of 2007.

In early 2008 the Bank established a separate endorsement split dollar life insurance arrangement for other officers, including Ms. Dopko, providing to each of these other officers the right to designate the beneficiary of a $50,000 portion of death proceeds payable under Bank-owned policies on the officer's life. The officers' rights lapse at employment termination.

The determinations were made with the aid of the Committee's legal counsel and the company that arranged the Bank's purchase of BOLI and will also administer the Bank's BOLI, split dollar and salary continuation arrangements. The Bank's goal was to ensure that the executive's final income produced by all employer-financed retirement benefits would approximate 60% of his or her projected final pay at 62, taking into account the Bank's portion of Social Security benefits, Bank 401(k) plan contributions, and benefits payable under the salary continuation agreements. Payable for 15 years in monthly installments beginning at age 62, the annual retirement benefits are as follows: $134,000 for Mr. Gibson, $186,000 for Mr. Rees, $100,000 for Mr. Beason, and $72,000 for Ms. Denny. The salary continuation agreements provide that the annual retirement benefit shall be increased by 3% each year in retirement. Also increasing by 3% annually, the benefit for termination before age 62 is a reduced amount that is calculated based on the Bank's liability accrual balance existing when employment termination occurs, also payable in monthly installments for 15 years beginning at age 62.

If a change in control of the Bank occurs, each executive will be entitled under his or her salary continuation agreement to the greater of (*x*) an amount equal to the Bank's liability accrual balance existing when the change in control occurs or (*y*) $750,000 in the case of the four executive officers named in the Summary Compensation table and $400,000 in the case of the executive officer who is not identified in the Summary Compensation Table. In either case, this benefit is payable in a single lump sum immediately after the change in control. Because most of the executives are many years away from the age 62 normal retirement age, the Bank's liability accrual balance for any of the five officers receiving a salary continuation agreement will not exceed $750,000 for many years. The Bank believes the change-in-control benefit feature of a salary continuation agreement is important and that it, together with the retirement benefit features of the agreement, reinforces an executive's long-term commitment to the Bank. For that reason the Bank believes the change-in-control benefit feature of the salary continuation agreements as well as the retirement benefit features of the agreement are in the Bank's best interest.

Like the employment agreement change-in-control benefit discussed elsewhere, the change-in-control benefit payable under the salary continuation agreement is a single-trigger benefit.

Perquisites and Other Compensation. Our executive officers participate in the Bank's broad-based employee benefit plans, such as medical, dental, supplemental disability, and term life insurance programs. However, during 2007 they did not receive any special, unique, or additional perquisites or personal benefits that are not available to all of the Bank's employees.

Effective January 1, 2005 the Bank adopted a 401(k)/Profit Sharing Plan (the "401(k) Plan"), enabling all full-time employees and all part-time employees working more than 1,000 hours per year to make contributions to individual plan accounts. Employee contributions take the form of deferred compensation. An employee's contribution of up to 3% of his or her compensation is matched dollar-for-dollar by the Bank. The Bank also matches 50% of the employee's contribution over 3% and up to 5% of his or her compensation. Both employee contributions and the Bank matching contribution of up to 3% of compensation are 100% vested at all times. The Bank's additional 50% matching contribution becomes 100% vested after three years. The Bank also makes discretionary annual profit-sharing contributions to the 401(k) Plan, depending on the Bank's profitability and subject to Internal Revenue Code and 401(k) Plan contribution limits. The board of directors determines the final amount of the profit-sharing contribution, after considering management's recommendation at the end of the fiscal year. Employees with service of six months or more are eligible to participate in the profit-sharing portion of the 401(k) Plan. The profit-sharing contribution is allocated among participating employees in the proportion that each participant's compensation for the fiscal year bears to the total compensation for all participating employees for the year. Benefits attributable to profit-sharing contributions vest at a rate of 20% annually. Participants may receive distributions from their profit-sharing accounts at retirement, employment termination, or attainment of age of 59 ½, but distributions may occur sooner for a participant who experiences a financial hardship. The 401(k) Plan does not offer 1st Financial Services Corporation stock as an investment option. The Bank made no profit-sharing contribution for the 2007 plan year.

Compensation Committee Report

The Corporate Governance Committee, in its capacity as our compensation committee, has:

- reviewed and discussed with management the Compensation Discussion and Analysis that is included in this proxy statement; and
- based on that review and discussion, recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in our proxy statement and Annual Report on Form 10-K/A.

The Corporate Governance Committee

John S. Sheiry *H. Steve McManus* *Catherine H. Schroeder* *William H. Burton*

OFFICER COMPENSATION

Summary

The following table shows the cash and certain other compensation paid or provided to or deferred by our named officers for 2007 and 2006. Our named officers are compensated by the Bank for their services as its officers, and they receive no separate salaries or other cash compensation from us for their services.as our officers. With the exception of Ms. Dopko, each of our named officers is employed under an employment agreement with the Bank as described below. Ms. Dopko is employed on an "at will" basis and subject to reelection as an officer each year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (2)	Bonus	Option Awards (3)	Non-Equity Incentive Plan Compensation (2)(4)	All Other Compensation (5)	Total
Gregory L. Gibson (1)	2007	$165,000	-0-	-0-	$61,322	$10,771	$237,093
Chief Executive Officer	2006	120,000	$100,000	$2,620	-0-	10,427	230,427
Vincent K. Rees (1)	2007	150,000	-0-	-0-	61,322	12,658	223,980
President	2006	117,813	100,000	2,620	-0-	8,536	226,349
B. Lee Beason (1) Executive Vice President	2007	125,000	-0-	-0-	50,896	8,373	184,269
and Chief Operating Officer............	2006	99,447	75,000	2,620	-0-	18,685	193,132
Peggy H. Denny Executive Vice President	2007	125,000	-0-	-0-	50,896	8,116	184,012
and Chief Administrative Officer.....	2006	99,375	75,000	2,620	-0-	16,644	191,019
Mary K. Dopko Controller and	2007	60,000	-0-	-0-	30,000	3,640	93,640
Principal Accounting Officer	2006	52,000	25,000	-0-	-0-	7,822	84,822

(1) Messrs. Gibson, Rees and Beason are members of our Board, but they do not receive any additional compensation for service as directors.

(2) Includes the amount of salary deferred at each officer's election under our Section 401(k) plan.

(3) Reflects the amount of compensation expense, as calculated under SFAS 123R, that we recognized in our financial statements for each year relating to outstanding stock options held by each officer. A discussion of material assumptions made in our valuation of and expense related to outstanding stock options is contained in Notes 1(S) and 12 to our audited financial statements.

(4) Reflects the amounts of cash awards paid to each officer for each year under our annual Incentive Plan described below under the caption "Plan Based Awards."

(5) The 2007 amounts include:

- for each officer, matching contributions made by us under our Section 401(k) plan as follows: Mr. Gibson - $9,053; Mr. Rees - $6,703; Mr. Beason - $7,453; Ms. Denny - $7,036; Ms. Dopko - $3,600;
- payments to three officers as reimbursement for additional income taxes and penalties resulting from errors in prior years by our outside payroll processing agency as follows: Mr. Gibson - $480; Mr. Rees - $5,280; ; Ms. Dopko - $3,192; and
- for the following officers, the imputed income for the officer's interest under a split dollar agreement, in insurance policies owned by the Bank as follows: Mr. Gibson - $1,238; Mr. Rees - $675; Mr. Beason - $920; and Ms. Denny - $1,080. These split-dollar life insurance policies are described below under the caption "Potential Payments Upon Termination of Employment or a Change of Control — Endorsement Split-Dollar Agreements." In addition to compensation paid in cash, from time to time our executive officers receive various personal benefits. None of the named officers received personal benefits during 2007 for which our estimated aggregate incremental cost exceeded $10,000, and the amounts of any such benefits they received during 2007 are not included in the table. We also provide our offices with group life, health, medical and other insurance coverages that are generally available to all salaried employees, and the cost of the insurance is not included in the table.

Employment Agreements

Messrs. Gibson, Rees, Beason and Ms. Denny are each employed pursuant to an Employee Agreement which has a "rolling" three year term which, on each anniversary date of the agreement, is extended by one additional year unless our Board of Directors gives notice that it will not be extended. Unless sooner terminated, the term of the agreement will end at the time each of them reaches age 65. Each agreement provides for:

- annual base salary, which will be reviewed and must be increased for cost of living increases on an annual basis; and otherwise may be increased at the discretion of the Board;
- participation in all officer or employee compensation, bonus, incentive and benefit plans in effect from time to time;
- reimbursement of reasonable business expenses and reasonable expenses for attendance at annual and other periodic meetings of trade associations; and
- reimbursement for the cost of disability insurance providing an annual benefit not to exceed 60% of the officer's base and bonus salary after an elimination period of 90 days.

The employment agreements were entered into on September 24, 2007, and then amended at the end of 2007 for the purpose of eliminating the operation of a parachute payment tax gross up in 2007 and 2008, and phase in the gross up beginning in 2009, and to eliminate the payment of outplacement expenses.

The agreements contain other provisions under which payments and benefits will be provided to Messrs. Gibson, Rees, Beason and Ms. Denny following an involuntary termination of his or her employment without cause, or a voluntary termination under various circumstances, whether before or after a change in control of the Bank, and that restrict their ability to compete against the Bank following termination of employment. Those provisions are described below under the caption "Potential Payments Upon Termination of Employment or a Change of Control."

Plan-Based Awards

We have two compensation plans under which we grant awards from time to time to our executive officers, including our:

- Employee Stock Option Plan, under which options to buy shares of our common stock have been granted; and
- Incentive Plan, under which additional cash compensation may be paid each year based on our corporate performance.

Stock Options. Stock options granted under the Employee Stock Option Plan give the officer to whom it is granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share equal to the market value of our stock on the date the option is granted. Unless the individual option agreement that evidences an option provides otherwise, an officer's options will terminate 90 days following his or her voluntary termination of employment (except in the case of retirement), or one year following termination as a result of disability. In the case of retirement, death or involuntary termination without cause, an officer's options will remain in effect for their full terms. They will terminate immediately following the involuntary termination of an officer's employment for cause. Option grants currently do not include any performance-based conditions. The exercise price and vesting schedule for each option are approved by our Corporate Governance Committee at the time the option is granted.

Incentive Plan. Under our Incentive Plan, a portion of the cash compensation paid each year to our executive officers and other employees chosen to participate in the plan is tied to the extent to which we achieve goals set by our Board for the year with respect to various measures of corporate performance. Cash awards under the plan are calculated based on a percentage of each executive officer's annual base salary. Additional information about the operation of the plan for 2007, including information about the threshold, target and maximum targets, and the relative weights of each performance measure, and the formula used to calculate each named officer's award, is contained under the caption "Compensation Discussion and Analysis —Annual Cash Incentive Bonuses."

Grants During 2007. During 2007, there were no new stock options granted to any of our executive officers named in the Summary Compensation Table. Four officers named in the Summary Compensation Table were participants in the Incentive Plan. This table contains information about the cash award each officer was eligible to receive under the Incentive Plan:

GRANTS OF PLAN-BASED AWARDS DURING 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Minimum	Strategic	Superlative	Extraordinary
Gregory L. Gibson	N/A	$60,000	$80,000	$100,000	$120,000
Vincent K. Rees	N/A	60,000	80,000	100,000	120,000
B. Lee Beason	N/A	50,000	65,000	80,000	95,000
Peggy H. Denny	N/A	50,000	65,000	80,000	95,000

(1) Reflects the dollar amount each officer could have received for 2007 under our Incentive Plan based on corporate performance at each level.

The actual cash awards paid for 2007 to our named executive officers, based on performance, are listed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above. No adjustments were made to the performance targets, and there was no discretionary increase in, or reduction of, the amount paid to any of our executive officers.

Outstanding Stock Options. During 2007, no previously granted options were exercised by any of our executive offices named in the Summary Compensation Table. This table contains information about all outstanding options held by those named officers on December 31, 2007:

OUTSTANDING EQUITY AWARDS AT 2007 YEAR END

Name	Option Awards: Number of Securities Underlying Unexercised Stock Options (Exercisable)	Number of Securities Underlying Unexercised Stock Options (Unexercisable)	Option Exercise Price	Option Expiration Date
Gregory L. Gibson	37,108	-0-	$ 5.63	07/26/2014
Vincent K. Rees	37,108	-0-	5.63	07/26/2014
B. Lee Beason	37,108	-0-	5.63	07/26/2014
Peggy H. Denny	37,108	-0-	5.63	07/26/2014
Mary K. Dopko	6,836	-0-	5.63	07/26/2014
Mary K. Dopko	6,250	-0-	13.31	09/30/2015

Potential Payments Upon Termination of Employment or a Change of Control

Under employment agreements between the Bank and Messrs. Gibson, Rees and Beason and Ms. Denny (the "Executive Officers"), the executive officers will receive payments and benefits from the Bank if their employment terminates under various circumstances. Those arrangements are described in the following paragraphs, and a summary of the payments and benefits each officer will receive following different termination events is contained in the table below.

Employment Agreements. The Executive Officers' employment agreements are described under the caption "Employment Agreements." If an executive officer's employment is terminated by us without cause, or if an executive officer terminates his or her own employment for "good reason," the Executive Officer will continue to receive salary payments for the unexpired term of the agreement, and we will provide him or her with continued life and medical insurance coverage for the remaining term or, if earlier, until the Executive Officer reaches age 65, dies, or becomes employed elsewhere. Continued life and medical insurance coverage also will be provided for the remaining term of the agreement following termination of the Executive Officer's employment as a result of disability. "Good reason" will exist for the Executive Officer to terminate his or her own employment if, without the executive officer's consent:

- The Executive Officer's salary is reduced;
- Duties are assigned to the executive officer that are materially inconsistent with his or her position or represent a reduction in the officer's authority;
- There is a material diminution in the authority, duties, or responsibilities of the supervisor to who the executive officer is required to report;
- There is a material change in the geographic location at which the executive officer must perform services; or
- The Bank materially breaches the employment agreement.

No payments will be made under the agreement if the executive officers' employment is terminated by us "for cause" or by the executive officer without "good reason."

If there is a change in control of our holding company or the Bank, each Executive Officer will be entitled to:

- A lump-sum payment equal to three times the total of his or her base salary rate at the time of the change in control plus the amount of any bonuses or incentive compensation earned for the preceding calendar year;
- Continued medical and life insurance coverage for the remaining term of the agreement or, if earlier, until the executive officer reaches age 65, dies, or becomes employed elsewhere;
- Immediate vesting of his benefits under any qualified and non-qualified plans in which he or she participates, unless those plans separately address the effect of a change in control; and
- If the payment and acceleration of benefits under other plans or arrangements results in a "parachute payment" that is subject to an excise tax under Sections 280G and 4999 of the Internal Revenue Code, in 2009 or later an additional "gross-up payment" equal to the amount of the excise tax he owes, plus the additional amount needed for him to receive the amount of the excise tax net of all income, payroll or other excise taxes. The applicable percentage gross-up payment amount that the Executive Officer is entitled is 33% for a change of control occurring in 2009, 66% for a change of control occurring in 2010 and 100% for a change in control occurring in 2011 or thereafter.

Those changes in control payments and benefits would be in lieu of any other severance payments provided for in the agreement, and an Executive Officer's right to receive the lump-sum payment would not depend on whether his or her employment was terminated.

Executive Officers' agreements provide that, in general, a "change in control" will have occurred if:

- A person accumulates ownership of our stock that amounts to more than 50% of the total fair market value or total voting power of our outstanding stock;
- Within a 12-month period a person acquires shares of our stock that amount to 30% or more of the total voting power of our outstanding stock;
- A majority of our directors are replaced during any 12-month period by persons whose appointment or election is not endorsed in advance by a majority of our directors; or
- There is a change in ownership of our assets that amounts to 40% or more of the total gross fair market value of all of our assets.

Under the Employment Agreements, each Executive Officer agrees not to disclose any confidential or proprietary information regarding our company or the Bank to any other person and that, for the remaining period of the agreement following a termination of his or her employment, the Executive Officer may not directly or indirectly compete with the Bank by providing financial products or services on behalf of another financial institution, or assisting another financial institution in providing financial products or services, within the counties in North Carolina in which the Bank or any of its affiliates conducted operations at the time the Executive Officers' employment was terminated, or in any North Carolina county contiguous to those counties. If the Executive Officer violates this non-competition provision, he or she will forfeit all rights and retirement benefits under his or her employment agreement as well as all death benefits under his or her Endorsement Split-Dollar Agreement described below. However, the restriction on their ability to compete against the Bank will terminate immediately upon a change in control.

This table lists estimates of aggregate payments and benefits that would have been paid or provided to the executive officers under their employment agreements if their employment had terminated under various circumstances, or there had been a change in control, on December 31, 2007:

Type of Termination Event and Description of Payment or Benefit	G.L. Gibson	V. K. Rees	B. L. Beason	P. H. Denny
INVOLUNTARY TERMINATION WITHOUT CAUSE, OR VOLUNTARY TERMINATION WITH "GOOD REASON," OTHER THAN AFTER A CHANGE IN CONTROL				
Aggregate cash payments (1)	$488,151	$443,774	$369,811	$369,811
Continued insurance coverage (2)	23,831	23,831	23,831	23,831
CHANGE IN CONTROL, WITHOUT REGARD TO TERMINATION OF EMPLOYMENT				
Lump Sum Cash Payment	$795,000	$795,000	$600,000	$600,000
Continued Insurance Coverage (2)	25,209	25,209	25,209	25,209
Additional 280G "gross-up payment" (3)	—	—	—	—

(1) Reflects the aggregate of monthly payments, based on the following annual salary rates: Mr. Gibson - $165,000; Mr. Rees - $150,000; Mr. Beason - $125,000; and Ms. Denny - $125,000; that would be made during the remaining term of the Employment Agreement.

(2) Reflects our estimate of the aggregate cost of continued insurance coverage equivalent to that currently provided to each executive officer that could be obtained in the marketplace for the remaining term of the Employment Agreement.

(3) The applicable percentage gross-up payment amount that the Executive Officer is entitled is 33% for a change of control occurring in 2009, 66% for a change of control occurring in 2010 and 100% for a change in control occurring in 2011 or thereafter.

Endorsement Split-Dollar Agreements. The Bank has purchased insurance policies on the lives of 33 of its officers, including our named executive officers, and has entered into Endorsement Split-Dollar Agreements with each of them. The policies are owned by the Bank. Under the agreements, upon an officer's death, whether or not he or she remains employed by the Bank, a portion of the total death benefits under the policies on his or her life will be paid to the officer's beneficiary. The amount that will be paid to each officer's beneficiary will be equal to the lesser of the policy's "net death proceeds;" meaning the total death benefit minus the policy's cash surrender value, or $1.25 million in the case of Messrs. Gibson and Rees or $1 million in the case of Mr. Beason or Ms. Denny. In 2008, the Bank established a separate endorsement split dollar life insurance arrangement for other officers, including Ms. Dopko, providing the right to designate the beneficiary of a $50,000 portion of the death proceeds payable under the Bank-owned policies on her life. The Bank will receive the remainder of the death benefits from each officer's policies including the full cash surrender value of the policies.

Employee Group Life Insurance Plan. We also provide life insurance benefits to each of the named executive officers under our group life insurance plan in which all employees participate. Under the group plan, death benefits are payable to a participant's beneficiaries equal to two times the participant's annual salary rate at the date of death.

This table lists estimates of aggregate death benefits, calculated as described above, that would have been paid to the named officers' beneficiaries under the policies if they had died on December 31, 2007.

Type of Termination Event and Description of Payment or Benefit	G.L. Gibson	V. K. Rees	B. L. Beason	P. H. Denny	M. K Dopko
DEATH					
Death benefits under split-dollar life insurance policies	$1,250,000	$1,250,000	$1,000,000	$1,000,000	$ 50,000
Death benefits under group life insurance plan	$ 200,000	$ 200,000	$ 200,000	$ 200,000	$122,000

Accelerated Vesting of Stock Options. In the event of a change in control of our company, if a provision is not made for the assumption of outstanding stock options held under our option plans, or for the exchange of those options for new options covering shares of the successor company, our executive officers' rights under their options will terminate at the time the transaction becomes effective. However, to the extent that any option has not yet become exercisable, it will become exercisable in full immediately before the transaction becomes effective, without regard to any vesting schedule. All options currently granted to our executive officers have vested in full.

DIRECTOR COMPENSATION

Directors' Fees

Our outside directors serve and are compensated as directors of the Bank and they do not receive any additional compensation for their services as our directors. The following table describes our standard schedule of fees paid to the Bank's directors beginning in July 2007, and is now paid to our directors.

Description	Amount
Per diem fee for attendance at meetings of our Board	$400
Per diem fee for attendance at committee meetings	100
Additional *per diem* for attendance at Committee meetings by the Committee Chairman	100
Additional *per diem* for attendance at Audit Committee meetings by financial expert	100

Director Stock Options

We have a Director Stock Option Plan under which options are granted from time to time to our directors to purchase shares of our common stock. Each stock option gives the director to whom it is granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share that is equal to the market value of our stock on the date the option is granted. Options generally remain in effect for their full terms following the termination of a director's service for any reason. Option grants do not include any performance-based conditions. The exercise price and vesting schedule for each option is recommended by the Corporate Governance Committee to our Board of Directors which approves the terms of such grants at the time the option is granted.

During 2007, no new stock options were granted to any of our directors and no previously granted options were exercised by any of them. Information about stock options held by our outside directors on December 31, 2007, is contained in the footnotes to the Director Compensation Table below.

Director Compensation for 2007

2007 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash	Option Awards (2)	All Other Compensation	Total
William H. Burton	$4,100	$ -0-	$ -0-	$4,100
Michael D. Foster	3,800	-0-	-0-	3,800
James C. Kirkpatrick	4,400	-0-	-0-	4,400
H. Steve McManus	2,800	-0-	-0-	2,800
Van F. Phillips	3,600	-0-	-0-	3,600
Bradley B. Schnyder	3,600	-0-	-0-	3,600
Catherine H. Schroader	3,700	-0-	-0-	3,700
John S. Sheiry	3,800	-0-	-0-	3,800
J. Michael Smith (3)	3,500	-0-	-0-	3,500

(1) Messrs. Beason, Gibson and Rees are not listed in the table. They are compensated as officers and employees of the Bank and do not receive any separate cash compensation for their services as directors.

(2) All outstanding stock options held by our outside directors are fully vested and exercisable. As a result, we did not recognize any compensation expense for those options in our financial statements for 2007 under SFAS 123R. On December 31, 2007 each of our outside directors held stock options covering 55,589 shares, with the exception of Mr. Smith who held options covering 50,237 shares.

(3) On April 28, 2008, Mr. Smith announced his retirement as of July 28, 2008.

TRANSACTIONS WITH RELATED PERSONS

Our Policy

Our Board of Directors has adopted a written policy under which our independent directors, acting as a separate committee, review and approve certain transactions, arrangements or relationships in which we are a participant and in which any of our "related persons" has a material interest. Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our common stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers:

- Any transactions, arrangements or relationships, or series of transactions, arrangements or relationships that are required to be disclosed in our proxy statement under rules of the Securities and Exchange Commission (in general, those in which the dollar amount involved exceeds or will exceed an aggregate of $120,000, including all periodic payments); and,
- Any other transactions, arrangements or relationships that would fall in the first category above except for their amount being less than the $120,000 dollar threshold specified above.

The transactions covered by the policy generally include loans, but it does not cover loans we make in the ordinary course of our business that are subject to banking regulations related to "insider loans" and that are required to be approved by a majority of our Board of Directors. The policy also does not cover our provision of services as a depositary of funds or similar banking services in the ordinary course of our business, or compensation paid to our executive officers that has been reviewed and approved, or recommended to our Board of Directors for approval, by our Corporate Governance Committee.

In its review of related person transactions, the policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction unless and until it shall have concluded to its satisfaction that the transaction:

- Has been or will be agreed to or engaged in on an arm's-length basis;
- Is to be made on terms that are fair and reasonable to us; and
- Is in our best interests.

Related Person Transactions During 2007

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of our current directors, nominees for director, executive officers, and other related persons. All loans included in those transactions during 2007 were made in the ordinary course of the Bank's business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time those loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

During prior years, we entered into leases with related parties of two of our directors on buildings that we use as branch offices. Van F. Phillips is Vice President and co-owner of Great Meadows, Inc., which has leased us the building that houses our branch office in Marion, North Carolina. The initial lease term is five years, and we have options to renew the lease for up to four successive three-year renewal terms. The terms of the lease call for a $3,500 per month rental payment during the initial term. Rental payments for each renewal term will be adjusted by the aggregate increase in the Consumer Price Index for all Urban Consumers for the immediately preceding lease term.

H. Steve McManus is the owner of McManus Development LLC which leases us the building that houses our Fletcher, North Carolina, branch office. The initial lease term is ten years, and we have options to renew the lease for up to three successive five-year renewal terms. The terms of the lease call for a $3,200 per month rental payment during the first five years of the initial term, with payments during the second five years to be increased by the lesser of 18% or the aggregate increase in the Chained Consumer Price Index for all Urban Consumers during the previous five years. Rental payments during each renewal term will be adjusted by the lesser of 15% or the aggregate increase in the Chained Consumer Price Index for all Urban Consumers for the immediately preceding five years.

In each of the above leases we are responsible for the payment of insurance and property taxes on the building during the term of the lease. Both of these leases were approved by our Board of Directors and are on terms and conditions our Board believes are at least as favorable to us as those we could have obtained in leases from non-affiliated lessors on comparable properties in similar locations.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

Principal Shareholders

We are not aware of anyone who owned, beneficially or of record, 5% or more of our outstanding shares on the Record Date for the Annual Meeting.

Directors and Executive Officers

The following table describes the beneficial ownership of our common stock on the Record Date for the Annual Meeting by our current directors, nominees for election as directors, and certain of our officers, individually, and by all our directors and executive officers as a group.

Name of beneficial owner	Amount and nature of beneficial ownership (1)	Percent of class (2)
B. Lee Beason	62,814	1.25%
William H. Burton	171,106	3.39%
Peggy H. Denny	51,033	1.01%
Mary K. Dopko	14,218	0.28%
Michael D. Foster	95,271	1.89%

Name of beneficial owner	Amount and nature of beneficial ownership (1)	Percent of class (2)
Gregory L. Gibson	98,639	1.96%
James C. Kirkpatrick	111,555	2.21%
H. Steve McManus	167,167	3.31%
Van F. Phillips	170,230	3.37%
Vincent K. Rees	99,076	1.97%
Bradley B. Schnyder	106,531	2.11%
Catherine H. Schroeder	163,280	3.23%
John S. Sheiry	67,185	1.33%
J. Michael Smith	68,658	1.36%
All current directors and executive officers as a group (15 people)	1,470,359	25.90%

(1) Except as otherwise noted, and to the best of our knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all listed shares. Individuals named and included in the group have shared voting and investment power with respect to certain of the listed shares as follows: Mr. Beason - 7,952 shares; Mr. Burton - 30,493 shares; Ms. Denny - 4,707 shares; Ms. Dopko - 195 shares; Mr. Foster - 5,421 shares; Mr. Gibson - 52,631 shares; Mr. McManus - 19,531 shares; Mr. Phillips - 109,678 shares; Mr. Schnyder - 4,305; Ms. Schroader - 21,875 shares; and all persons included in the group - 256,944 shares. The listed shares include the following numbers of shares that could be purchased pursuant to stock options granted under our stock option plans that could be exercised within 60 days following the Record Date and with respect to which shares the individuals named and included in the group may be considered to exercise sole investment power only: Mr. Beason, Ms. Denny, Mr. Gibson, and Mr. Rees - 37,108 shares each; Mr. Burton, Mr. Foster, Mr. Kirkpatrick, Mr. McManus, Mr. Phillips, Mr. Schnyder, Ms. Schroader, and Mr. Sheiry - 55,858 shares each; Ms. Dopko - 13,086 shares; Mr. Smith - 50,237 shares; all individuals included in the group - 680,884 shares. Shares listed for certain of the named individuals have been pledged as security for loans as follows: Mr. Kirkpatrick - 35,227 shares; and Mr. McManus - 98,290 shares.

(2) Percentages are calculated based on 4,997,027 total outstanding shares plus, in the case of each named individual and the group, the number of additional shares that could be purchased by that individual or by persons included in the group pursuant to stock options that could be exercised within 60 days following the Record Date.

Section 16(a) Beneficial Ownership Reporting Compliance

In 2007, our directors and executive officers were required by federal law to file reports with the Federal Deposit Insurance Corporation regarding the amounts of and changes in their beneficial ownership of our common stock. Based on our review of copies of those reports, we are required to disclose in our proxy statements failures to report shares beneficially owned or changes in beneficial ownership, and failures to timely file required reports, during previous years. We currently are not aware of any required reports which were not filed, or which were filed late, during 2007.

PROPOSAL 2: APPROVAL OF CHARTER AMENDMENT TO AUTHORIZE ISSUANCE OF A NEW CLASS OF STOCK

General

A proposal will be submitted to shareholders at the Annual Meeting to approve an amendment (the "Proposed Amendment") to our Articles of Incorporation ("Charter") to authorize a new class of capital stock. Section 2 of our Charter currently provides that our authorized capital stock consists of 20,000,000 shares of common stock, all of one class and having a par value of $5.00 per share. The Proposed Amendment would amend Section 2 so that it also authorizes us to issue up to 10,000,000 shares of Class B Stock as an additional class of capital stock. Our Board of Directors would be authorized to issue shares of Class B Stock from time to time, to create separate series of shares within the new class, and to determine the number of shares, designations, terms, relative rights, preferences and limitations of the Class B Stock, or of shares within each series of Class B Stock, at the time of issuance, all by its resolution and without further shareholder approval.

A copy of the Proposed Amendment, which includes the text of Section 2 of our Charter as it is proposed to be amended, is attached as Appendix A to this proxy statement. If the proposal is approved by our shareholders, our Board of Directors would retain the authority to make any and all changes to the Proposed Amendment it deemed necessary to give it effect and cause the North Carolina Secretary of State to accept it for filing.

Effect of the Proposed Amendment

The Proposed Amendment would:

- Authorize us to issue up to 10,000,000 shares of the new Class B Stock; and
- As permitted by the North Carolina General Statutes, authorize our Board of Directors to issue shares of the newly authorized Class B Stock from time to time in the future, to create separate series of Class B Stock within the new class, and to determine the number of shares, designations, terms, relative rights, preferences and limitations of the Class B Stock, or of shares within each series of Class B Stock, at the time of issuance, all by its resolution and without any further approval of our shareholders.

If our shareholders approve the Proposed Amendment, then, to establish any series of shares within the new class of Class B Stock, the Board of Directors would approve and file a further amendment to our charter (which it could do without further shareholder approval) that would specify the designation of that series and the number, terms, relative rights, preferences and limitations of shares within that series.

Reasons for the Proposed Amendment

As we have grown, our capital ratios have decreased, and continued growth will further reduce our ratios. Our Board of Directors believes that, to continue to maintain our capital ratios at desired levels, at some point in the future we probably will need to further increase our capital.

There are various actions we could take to increase our capital. Issuing and selling new shares of common stock is one method of increasing capital. Other methods of increasing capital that bank holding companies frequently use and that currently are available to us include sales of trust preferred securities, or, to a limited extent, the issuance of subordinated debt. However, recent unfavorable conditions in the capital markets generally have made it more difficult for all financial institutions to increase their capital through sales of common stock and trust preferred securities, and the issuance of subordinated debt would not be as effective a method of increasing capital as the issuance of new equity securities. Having the authority to issue and sell Class B Stock, in addition to common stock, debt securities, and trust preferred securities, would give our Board of Directors an additional option and, as discussed below, more flexibility in tailoring the terms of the equity securities we can issue to meet specific market conditions or financing or acquisition opportunities.

If the Proposed Amendment is approved, then, in general, any shares of Class B Stock we issue likely would have certain preferences over, or other special terms that differed from, outstanding shares of our common stock. Among other things, those special terms might include:

- The right to receive dividends (which may be cumulative or noncumulative) at a stated rate before any dividend could be paid on our common stock;
- The right to receive a stated distribution upon any liquidation of our Company before any distribution could be made to holders of our common stock;
- If they are voting shares, special voting rights, including rights to vote as a separate group or class in matters submitted for a vote of our shareholders;
- Terms providing for the conversion of shares of Class B Stock into shares of our common stock, either automatically or at the option of the holders of the stock, at specified rates; and
- Terms providing for the redemption of the shares, either at our option or at the option of holders of the shares or both, or upon the happening of a specified event, and, if the shares are redeemable, the redemption prices and the conditions and times upon which redemption may take place.

Substantially all of the proceeds of any such sale of Class B Stock likely would be used to infuse additional capital into the Bank to support its continued growth in earning assets and deposits. Portions of the net proceeds also might be used by us or the Bank for other general corporate purposes, including: financing new branches and/or lending offices, or other capital improvements; acquiring other financial institutions or their assets and related liabilities, including branch offices; creating or acquiring non-bank providers of financial or other services; and continuing to expand and/or upgrade the Bank's products, systems, and operations.

Issuing any shares of Class B Stock could dilute the relative percentage equity interests of the current holders of our common stock. Our then current shareholders would not have preemptive rights to acquire any additional shares of capital stock we issue, and they would have no right to purchase a proportionate share, or any portion, of any shares of Class B Stock issued.

If the Proposed Amendment is approved by our shareholders at the Annual Meeting, shares of Class B Stock could be issued in the future from time to time, in one or more series, in a variety of types of transactions including, without limitation, public offerings or private sales of shares to increase our capital, or as consideration for acquisitions. The shares issued in each separate transaction could all be of one series, or our Board of Directors could establish a separate series of shares for each separate transaction. Our Board would be authorized to establish different series of Class B Stock from time to time, and to issue shares from those series, without any further shareholder approval. At the time each series is established, the Board would determine the number of shares in that series and the terms, and relative rights, including any preferences or limitations, of shares within that series. The terms and relative rights of shares included in each separate series of Class B Stock could differ materially. The Board would have broad discretion with respect to designating and establishing the number, terms, and relative rights, regarding any preferences, or limitations, of our Class B Stock and of each separate series of Class B Stock. ***The Proposed Amendment itself, which is included as Appendix A to this Proxy Statement, contains a list of the types of terms and preferences that the Board of Directors would have the authority to determine. You should read the Proposed Amendment carefully before you decide how to vote at the Annual Meeting.***

Our Board of Directors believes that we will benefit from the Proposed Amendment by having the flexibility in our capital structure to issue more than one type of capital stock having different terms and relative rights. The Board believes that it is in our best interests to allow the Board the flexibility to tailor the specific terms of each series of Class B Stock issued in the future to meet specific market conditions, or the facts and circumstances of specific financing or acquisition opportunities, without the expense, delay, and uncertainty that would result if a meeting of our shareholders was required to be held to approve each issuance of Class B Stock or the terms of each specific series of Class B Stock. The Proposed Amendment would give our Board of Directors the maximum amount of flexibility in designing and issuing Class B Stock in the future.

Anti-takeover Effects

The purpose of the Proposed Amendment is to provide our Board of Directors with an additional option for increasing our capital, not to establish any barriers to a change of control or acquisition of our company. However, the Board's authority to issue shares of Class B Stock, to establish one or more series of Class B Stock, and to determine the terms and preferences of each series of Preferred Stock, could be used for that purpose or have that effect. For example, the issuance to a group that is friendly to our management of shares of a series of Class B Stock having group or other special voting rights, or certain other preferential terms, could give that group effective control over the election of our directors and could deter or discourage efforts by another group or company to acquire control of our company, even if our other shareholders favored a change of control. Our Board is not aware of any current proposal or effort to acquire control of our company.

Effectiveness of the Proposed Amendment

If our shareholders approve the Proposed Amendment, we will file Articles of Amendment with the North Carolina Secretary of State as soon as practicable following the Annual Meeting. The Proposed Amendment would become effective at the time those Articles are filed.

Our Board of Directors recommends that you vote "FOR" Proposal 2.   ***To be approved, the number of votes cast in person and by proxy at the Annual Meeting in favor of the proposal must exceed the number of votes cast against it.***

PROPOSAL 3: APPROVAL OF 2008 OMNIBUS EQUITY PLAN

General

At its April 28, 2008, meeting, based on the recommendation of the Corporate Governance Committee, our Board of Directors adopted the 2008 Omnibus Equity Plan, subject to shareholder approval. We are submitting the proposal to approve the Plan for your consideration and vote at the Annual Meeting because doing so is consistent with our historical practices and with principles of good corporate governance. Also, shareholder approval is required for tax-advantaged treatment of incentive stock options granted to employees and for the performance-based compensation exemption from compensation deduction limitations on awards to certain executive officers. (See "Federal Income Tax Consequences — Tax Consequences of ISOs" and "— Code Section 162(m)" below).

The goal of the 2008 Omnibus Equity Plan is to promote our long-term financial success and to increase shareholder value. In contrast to our existing stock option plans, which provide solely for stock option awards, the Plan gives us authority to make awards of stock options, stock appreciation rights, restricted stock, and performance share awards. Awards may be made to our employees and to employees of our subsidiaries, including the Bank. Awards of stock options and restricted stock also may be made to directors who are not employees of the company or its subsidiaries. The Plan is designed to enhance our ability to attract and retain the services of employees and directors upon whose judgment, skill, and efforts our success depends. The variety of awards that may be made gives us flexibility to respond to changes in equity compensation practices in the market for banking talent in which we compete.

The Plan contains provisions we believe are consistent with the interests of shareholders and principles of good corporate governance. For example, stock options and stock appreciation rights must have an exercise price equal to or greater than the fair market value of 1st Financial common stock on the date the award is made. Similarly, the plan prohibits repricing of stock options and stock appreciation rights without shareholder approval. For example, if the fair market value of 1st Financial stock experienced a sustained decline to a price less than the exercise price of a stock option, we could not adjust the exercise price of the option to compensate for loss of the option's value without shareholder approval.

If shareholders approve the Plan, the total number of our shares of common stock available for grant under the Plan, plus the number of shares that could be acquired by exercising stock options previously granted under the Director Stock Option Plan and the Employee Stock Option Plan will exceed 20% of our outstanding shares of common stock. We recognize that we already have granted options under which the number of shares that could be acquired will be approximately 19% of our outstanding shares of common stock, and that this already exceeds the average for peer banking organizations in our market, which is closer to the 14% to 15% range. We also recognize that award of stock options, restricted stock, and similar awards are dilutive to existing shareholders. However, we believe the benefits we expect to receive from the Plan will offset this disadvantage to our shareholders.

The Board believes that our management has been underpaid since 2004 and remains underpaid today, particularly if the Bank's rapid growth in total assets and earnings is taken into account. The Board believes management fulfilled its promise at the bank's inception to achieve above-average financial results despite below-average compensation, and that it is appropriate now to finalize the non-salary components of executive compensation both to reward management for above-average performance and to create equity incentives that will promote above-average performance in the future. The Plan is an important part of that total compensation package.

We do not expect to continue the practice of granting quickly vested equity awards or accelerating vesting. We expect instead that awards under the Plan, which are as likely to consist of restricted stock awards as they are to consist of stock option grants, will be made at a rate that will not exhaust in the early years of the Plan all shares available for grant and will be made on terms providing for vesting over time. However, the board has not established a fixed annual award limit.

Under the existing stock option plans, the Bank granted stock options to directors and some employees in 2004 without lengthy time-based vesting requirements to reward employees and directors who took risks associated with the creation of the Bank. Grants to four of the Bank's executive officers had three-year vesting periods, but these vesting periods were accelerated in 2005 because 2005 was the last year in which option expense was not required to be recognized by us for stock option grants and vesting. The requirement under SFAS 123(R) that an expense be recognized for stock options became effective in 2006 for the bank. Like many organizations that amended stock options to accelerate vesting to avoid compensation expense for 2006 and thereafter, we took advantage in 2005 of that final opportunity to avoid compensation expense. The circumstances of 2005 were unique and will not recur under existing accounting principles. Option awards and restricted stock awards under the Plan will require that we recognize compensation expense, recognized in its entirety at grant if the award is not subject to time-based vesting or recognized over time if it is. The Board's and Compensation Committee's decisions about Plan awards will therefore take into account the associated accounting expense, and for that reason we expect that awards will be made at a slower rate and with a time-based vesting feature that is consistent with average award rates and award terms of peer group organizations in our market. In addition, we expect that restricted stock awards ordinarily will require payment of no consideration by the award recipient, in contrast to stock option awards, and that as a consequence a restricted stock award for a given number of shares will provide an equivalent financial benefit to a stock option award that represents the right to acquire a significantly larger number of shares. Because we expect a sizeable percentage of Plan awards will consist of restricted stock grants, we expect that the total shares available for Plan awards will be exhausted more slowly under the Plan than under the existing Employee Stock Option Plan, which did not allow restricted stock grants.

Although we cannot determine the awards that may be granted in the future to directors and/or executive officers of our company and/or the Bank, each of those directors and executive officers, and other employees of the Bank, has an interest in the approval of the Plan as they will be eligible to receive awards under the Plan if it is approved.

The principal features of the Plan are summarized below, but a copy of the Plan is included as Appendix B. We encourage you to read the Plan in its entirety. References in this summary to the Code mean the Internal Revenue Code of 1986, as amended.

Our Board of Directors recommends that you vote "FOR" Proposal 3.
To be approved, the number of votes cast in person and by proxy at the Annual Meeting in favor of the proposal must exceed the number of votes cast against it.

Authorized Shares

The Plan authorizes the issuance of 288,292 shares of our common stock. That number amounts to approximately 5.8% of our total outstanding shares, and it includes 250,000 new shares being authorized for issuance (approximately 5% of our outstanding shares), plus 38,292 shares that remain available for stock option grants under the Mountain 1st Bank & Trust Company Employee Stock Option Plan that we assumed in the recent holding company reorganization. If shareholders approve the new Plan, no additional awards will be made under the Employee Stock Option Plan. Previously granted options for an aggregate of 461,254 shares are outstanding under that plan and may be exercised in the future. Shares of our common stock issued under the Plan may consist in whole or in part of shares we acquire or of authorized and unissued shares not reserved for any other purpose. If an award made under the Plan is later forfeited, terminated, exchanged, or otherwise settled without the issuance of shares or payment of cash, the shares associated with that award may again become available for future grants.

Awards

Awards to Employees. Awards to employees under the Plan may take the form of:

- Incentive stock options that qualify for favored tax treatment under Code section 422;
- Stock options that do not qualify under Code section 422;
- Stock appreciation rights;
- Restricted stock; and
- Performance shares.

Each of those awards is described in more detail below.

Awards to Non-Employee Directors. Non-employee directors are eligible only for awards of non-qualified stock options and restricted stock.

Award Agreements. The terms of each award will be described in an award agreement between us and the person to whom the award is granted. By accepting an award, the person to whom the award is granted agrees to be bound by the terms of the Plan and the award agreement. If there is a conflict between the terms of the Plan and the terms of the associated award agreement, the terms of the Plan will govern.

Plan Administration

A committee of our board of directors called the Plan Committee will administer the plan. The Plan Committee must consist of at least three individuals, each of whom must be:

- An outside director within the meaning of Code section 162(m), receiving no compensation from us or from a related entity in any capacity other than as a director, except as permitted by the Code;
- A non-employee director within the meaning of the Securities and Exchange Commission's Rule 16b-3; and
- An independent director within the meaning of Nasdaq's Marketplace Rules, specifically Rule 4200(a)(15).

The Board of Directors has designated its Corporate Governance Committee, which functions as the Board's Compensation Committee, to serve as the Plan Committee. The Board believes each of the individual members of that committee satisfies these independence requirements. The Plan Committee has final authority to make awards to employees and establish award terms. The amount and terms of equity awards to non-employee directors, however, must be established by the entire board of directors. Accordingly, when the term Plan Committee is used in reference to grants to non-employee directors, the term means the entire board of directors.

The Plan Committee's authority includes the power to:

- Construe and interpret the Plan;
- Adopt, amend, and rescind rules and regulations relating to Plan administration;
- Determine the types of awards made to employees;
- Designate the employees to whom awards will be made;
- Specify the terms and conditions of each award, including the procedures for exercising an award; and
- Administer any performance-based awards, including determining whether applicable performance objectives have been satisfied.

Under Section 14.5 of the Plan, our directors are entitled to indemnification by us for liabilities arising under the Plan.

Award Eligibility

The Plan Committee may make awards to any employee of our company or any of our subsidiaries. We currently have no employees of our own, but there currently are approximately 138 full-time employees of the Bank who will be eligible for an award, including our and the Bank's officers. We and the Bank currently have eight non-employee directors who will be eligible for awards. The Plan Committee has the discretion to select participants and determine the type and size of awards; our entire Board functions as the Plan Committee in making decisions about awards to non-employee directors. No awards have been made under the Plan. No discretionary awards to employees or directors are currently determinable.

Award Limits

Of the shares authorized for issuance under the Plan, up to 50,000 may be reserved for issuance under incentive stock options. The aggregate number of shares underlying awards granted to an individual participant in a single year may not exceed 15% of the aggregate amount authorized to be issued under the Plan (43,244 shares).

Adjustments

If a corporate transaction such as a stock dividend, stock split, recapitalization, merger, or similar corporate change affects our outstanding shares of common stock, the Plan Committee will make adjustments to prevent dilution or enlargement of benefits provided under the Plan, including adjustment of the number of shares authorized under the Plan, adjustment of award limits, and adjustments of the terms of outstanding awards.

Description of Awards

Options. An option is the right to acquire shares of our common stock during a stated period at a specified exercise price. An option may be an incentive stock option, or "ISO," qualifying for favored tax treatment under Code section 422. ISOs may be granted to employees only. Any option that is not an ISO is known as a non-qualified stock option, or "NQSO." An NQSO may be granted to employees or to non-employee directors.

The exercise price of an option is determined by the Plan Committee. However, an option's exercise price may not be less than the fair market value of a share of our common stock on the date the option is granted. For this purpose fair market value is determined according to the following rules:

- If our common stock is traded on an exchange or on an automated quotation system giving closing prices, fair market value means the reported closing price on the relevant date if it is a trading day and otherwise on the next trading day; or

- If our common stock is traded over-the-counter with no reported closing price, fair market value is the mean between the highest bid and the lowest asked prices on that quotation system on the relevant date if it is a trading day and otherwise on the next trading day; or
- If neither of the above circumstances exists, fair market value is determined by the Plan Committee in good faith and, for ISOs, consistent with Code section 422 and, for NQSOs, consistent with Code section 409A and other applicable tax authority.

Our common stock is currently traded over-the-counter on the OTC Bulletin Board. The closing price of the stock on June 27, 2008 was $9:30.

The Plan Committee will establish the term of each option, but the term of an ISO or an NQSO granted to a non-employee director may not exceed ten years. The Plan Committee may, however, grant an NQSO with a term longer than ten years to an employee. The exercise price of an option must be paid in a form allowed by the Plan Committee, which may allow payment in cash or a cash equivalent, actual or constructive surrender of unrestricted shares of our common stock, or a combination of these payment methods. The Plan Committee also may allow a cashless stock option exercise. A cashless stock option exercise can take a variety of forms, but in essence it allows the participant to exercise the stock option and pay for the shares by having us issue to the participant a net number of shares equal to the difference between the value of the entire option and the exercise price.

The aggregate fair market value of our common stock for which a participant's ISOs are exercisable for the first time in any calendar year under all of our stock option plans may not exceed $100,000, determined as of the date the option is granted. The exercise price of an ISO granted to any employee who owns stock possessing more than 10% of the voting power of our outstanding stock may not be less than 110% of the fair market value of a share of common stock on the date of grant. The term of an ISO may not exceed five years if the employee owns stock possessing more than 10% of the voting power of our outstanding stock.

Stock Appreciation Rights. A stock appreciation right, or "SAR," is the right to receive cash equal to the difference between the fair market value of a share of our common stock on the date the SAR is exercised the SAR's exercise price stated in the award. The exercise price of a SAR may not be less than the fair market value of our common stock on the date the SAR is granted. A SAR ordinarily yields the same value on the date of exercise as a stock option, although SARs ordinarily are more likely to be settled in cash rather than stock and the exercise of a SAR does not require payment by the award recipient. As an alternative to cash settlement of a SAR, the award agreement may permit or require a participant to receive common stock having an aggregate fair market value on the exercise date equal to the amount of cash the participant would have received had the SAR been exercised for cash instead of stock, with any fractional share settled in cash.

In contrast to the typical stock option, the expense of SARs is accounted for using liability accounting if the SAR can be settled in cash. The accounting expense of a typical stock option is fixed at the date of grant by an estimate of the option's value on that date. The expense associated with a SAR that may be settled in cash will vary with time as the value of the SAR varies, depending on changes in the stock's value during the life of the SAR.

Restricted Stock. A restricted stock award is an award of common stock subject forfeiture if conditions specified in the award agreement are not satisfied by the end of a specified restriction period. During the restriction period established by the Plan Committee, restricted stock is held in escrow and may not be sold, transferred, or hypothecated. Restricted stock vests when the conditions to vesting stated in the award agreement are satisfied, and at that time the transfer restrictions and risk of forfeiture lapse and the shares are released to the participant. If the vesting conditions are not satisfied, restricted stock is forfeited and the forfeited shares again become available under the Plan for future awards. Unless an award agreement for restricted stock specifies otherwise, a participant who holds restricted stock has the right to receive dividends or other distributions on the shares and the right to vote the shares during the restriction period. But dividends or other distributions payable in the form of stock, such as stock splits, would themselves be considered shares of restricted stock and would be subject to the same restrictions and conditions as the original restricted stock award.

If restricted stock awards are made, they most likely will be made at no cost to the participant. However, the Plan Committee could make an award conditional upon the participant paying a purchase price for the shares of restricted stock, in addition to other conditions it could impose. Although the Plan places no limitations on the conditions that may be imposed on restricted stock awards, we expect the typical condition imposed would be employment with the Bank for a specified period.

Performance Shares. Performance shares are similar to restricted stock awards in some ways but are differ significantly in others. Like a restricted stock award, a performance share award fully vests if conditions imposed in the award agreement are satisfied by the end of the specified period. Performance awards, however, ordinarily vest if and only if corporate goals or individual performance goals, or both, specified in the award agreement are satisfied by the end of the specified performance period. In contrast, although restricted stock awards could be subject to performance conditions, restricted stock awards ordinarily vest if the award recipient remains employed with the company for a specified time. Also, restricted stock awards tend to be more uniform from one grant to the next and from one award recipient to the next, while the terms of performance share awards tend to vary quite widely. Terms having to do with such things as performance criteria and the duration of the period in which performance is measured need not be uniform and are likely to be influenced by the particular award recipient's responsibilities, by corporate goals and operating results, and by other factors. Restricted stock may be awarded to non-employee directors, but performance shares may be awarded solely to employees.

Virtually every term of performance share awards can be customized for individual award recipients. Performance criteria specified in awards usually will include a combination of some or all of these factors:

- net earnings or net income (before or after taxes)
- earnings per share
- deposit or asset growth
- net operating income
- return on assets and return on equity
- fee income
- earnings before or after taxes, interest, depreciation and/or amortization
- interest spread
- productivity ratios
- customer satisfaction
- expense targets
- credit quality
- efficiency ratio
- market share
- share price (including but not limited to growth measures and total shareholder return)
- net income after cost of capital

If the Plan Committee makes performance share awards, it will establish the performance criteria, select the participants or class of participants to whom the performance criteria apply, and designate the period over which performance will be measured. Unless the associated award agreement specifies otherwise, a participant may not exercise voting rights over shares subject to a performance award. But shares subject to a performance award generally will be credited with an allocable portion of dividends and other distributions paid on common stock. Dividends and other distributions allocable to unvested performance shares will be held by us as escrow agent during the period in which satisfaction of the performance criteria is determined, without interest crediting or other accruals while held in escrow. If dividends or other distributions are paid in the form of shares of common stock, such as a stock split, those shares would themselves be considered performance shares and would be subject to the same conditions and restrictions as the original performance share award.

The Plan Committee will make appropriate adjustments to performance criteria to account for the impact of a stock dividend or stock split affecting the common stock or a recapitalization, merger, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of shares, or similar corporate change. Unless otherwise provided in the plan or an employee participant's award agreement, at the end of the period in which satisfaction of the performance criteria is determined, the Plan Committee will certify that the employee has or has not satisfied the performance criteria: The shares will be forfeited if the performance criteria are not satisfied, or issued to the employee participant if the performance criteria are satisfied.

Effect of Termination of Service on Awards

Unless the award agreement provides otherwise, when a participant's employment or director service terminates the participant forfeits any portion of any award that is not exercisable, and also forfeits any NQSOs, SARs, and ISOs that are exercisable if the participant does not exercise the award before the earlier of the expiration date specified in the award agreement or 90 days after termination occurs. However, all of a participant's outstanding awards are forfeited if the participant's employment or director service terminates for "cause" or if in our judgment a basis for termination for cause exists, regardless of whether the awards are exercisable and regardless of whether the participant's employment or director service actually terminates. Defined in section 10.1(b) of the Plan, the term "cause" includes a violation of our or the Bank's code of ethics. However, shares of restricted stock or performance shares that have been released from escrow and distributed to the participant are not affected by a termination for cause.

Effect of a Change in Control

If a change in control of our company occurs, the Plan Committee has broad authority and sole discretion to take actions it deems appropriate to preserve the value of participants' awards. If a change in control occurs, the Plan Committee may, for example:

- Accelerate the exercisability or vesting of any or all awards, despite any limitations stated in the Plan or in an award agreement; or
- Cancel any or all outstanding options, SARs, restricted stock, and performance share awards in exchange for the kind and amount of consideration that the holder of the award would have received had the award been converted into our stock before the change in control (less the exercise price of the award); or
- Convert any or all option, SAR, restricted stock, or performance share awards into the right to receive at exercise or vesting the kind and amount of consideration that the holder of the award would have received had the award been converted into our stock before the change in control (less the exercise price of the award).

The Plan Committee may provide for these results in advance in an award agreement, when a change in control actually occurs, or both. Alternatively, the Plan Committee may require the acquiring company in a change in control to take any of these actions.

Events that would constitute a change in control are defined in section 11.1 of the Plan, but the Plan definition of change of control also includes any definition in another agreement to which a participant may be a party, such as an employment agreement, or the competing definition contained in Code section 409A if that provision of the Federal tax code is deemed to apply to the participant's award. In general, a change in control means one or more of the following events:

- A change in the composition of our board of directors, after which the incumbent members of the board on the effective date of the Plan, including their successors whose election or nomination was approved by those incumbent directors and their successors no longer represent a majority of the board; or

- A person (other than persons such as subsidiaries or benefit plans) becomes a beneficial owner of our securities representing 25% or more of the combined voting power of all securities eligible to vote for the election of directors, excepting business combinations after which our shareholders own more than 50% of the resulting company and excepting stock issuances approved by incumbent directors and their successors; or
- A merger, consolidation, share exchange, or similar form of business combination requiring approval of our shareholders, excepting business combinations after which our shareholders own more than 50% of the resulting company; or
- Our shareholders approve a plan of complete liquidation or dissolution or sale of all or substantially all of our assets.

Amendment, Modification and Termination of the Plan

The Plan was adopted by our Board of Directors at its meeting on April 28, 2008, but will not become effective unless it is also approved by shareholders. If approved, the Plan will remain in effect until the tenth anniversary of the date the plan was approved by the Board.

We may terminate, suspend, or amend the plan at any time without shareholder approval, unless shareholder approval is necessary to satisfy applicable requirements of SEC Rule 16b-3, the Code, or any securities exchange, market, or other quotation system on which our securities are listed or traded. But no amendment of the plan may (x) result in the loss of a Plan Committee member's status as a non-employee director as defined in SEC Rule 16b-3, (y) cause the plan to fail to satisfy the requirements of Rule 16b-3, or (z) adversely affect outstanding awards. However, we may amend the plan as necessary to comply with Code section 409A even if the amendment does adversely affect participants' rights.

Transfers

Awards generally are not transferable except as specified in the Plan. During a participant's lifetime, awards are exercisable solely by the participant or the participant's guardian or legal representative. Plan awards may be transferred by will and by the laws of descent and distribution.

Accounting for Share-Based Payments

In December 2004, the Financial Accounting Standards Board (FASB) published FASB Statement No. 123 (revised): Share Based Payment, or "SFAS 123 (R)". SFAS 123 (R) requires that compensation cost relating to share-based payment transactions, including grants of stock options, be recognized as an expense in financial statements. For this purpose cost is measured based on the fair value of the equity instrument issued, according to any option-pricing model satisfying the fair value objective of SFAS 123 (R).

U.S. Federal Income Tax Consequences

The following discussion briefly summarizes the U.S. federal income and employment tax consequences relating to the Plan. This summary is based on existing provisions of the Code, final, temporary, and proposed Treasury Regulations under the Code, existing judicial decisions, and current administrative rulings and practice, all of which are subject to change, including possible retroactive change. Included for general informational purposes only, this summary is not a complete description of the applicable U.S. federal income or employment tax laws and it does not address state or local tax consequences and other tax consequences.

Generally, we will withhold from distributions under the plan the amount of cash or shares we determine is necessary to satisfy applicable tax withholding obligations. Alternatively, we may require participants to pay to us the amount necessary to satisfy applicable tax withholding obligations.

Tax Consequences of ISOs. ISOs qualify for special treatment under Code section 422. A participant recognizes no income when an ISO is granted or exercised and we are entitled to no compensation deduction at either of those times. Also, ISOs are not subject to employment taxes. If a participant acquires our common stock by exercising an ISO and continues to hold that stock for one year or, if longer, until the second anniversary of the grant date, the amount the participant receives when he or she finally disposes of the stock, minus the exercise, price is taxed at long-term capital gain or loss rates. Disposal after this period is referred to as a "qualifying disposition." We are entitled to no deduction for a qualifying disposition.

If a participant disposes of the common stock within one year after exercising the ISO or within two years after the grant date, this is referred to as a disqualifying disposition. When a disqualifying disposition occurs, the participant recognizes ordinary income equal to the excess of (*x*) the fair market value of the stock on the date the ISO is exercised, or the amount received on the disposition if less, over (*y*) the exercise price. We are entitled to a deduction equal to the income that the participant recognizes on the disqualifying disposition. The participant's additional gain is taxed at long-term or short-term capital gain rates, depending on whether the participant held the common stock for more than one year.

The rules that generally apply to ISOs do not apply when calculating any alternative minimum tax liability. When an ISO is exercised a participant must treat the excess, if any, of the fair market value of the stock on the date of exercise over the exercise price as a tax preference item for purposes of the alternative minimum tax. The rules affecting the application of the alternative minimum tax are complex and their effect depends on individual circumstances, including whether a participant has tax preference items other than those derived from ISOs.

Tax Consequences of NQSOs. NQSOs are not entitled to the special tax treatment granted to ISOs. Nevertheless, a participant recognizes no income when an NQSO is granted and we are entitled to no compensation deduction at that time. Unlike an ISO, when an NQSO is exercised the participant recognizes ordinary income equal to the excess of the stock's fair market value on the date of exercise over the exercise price. Also unlike an ISO, this same amount is subject to employment taxes, including social security and Medicare taxes. If a participant uses common stock or a combination of common stock and cash to pay the exercise price of an NQSO, he or she will have ordinary income equal to the value of the excess of the number of shares of common stock that the participant purchases over the number he or she surrenders, less any cash the participant uses to pay the exercise price. This same amount is subject to employment taxes, including social security and Medicare taxes. When an NQSO is exercised, we are entitled to a deduction equal to the ordinary income that the participant recognizes.

A participant's cost, also known as "basis," for shares acquired by exercising an NQSO generally is the fair market value of the stock on the date the NQSO is exercised, recognizing that the participant is taxed at ordinary income rates at that time. And when the participant finally disposes of stock acquired by exercising an NQSO, the participant will have a long-term capital gain or loss or a short-term capital gain or loss, depending on whether the participant held the stock after option exercise for more than one year and whether the sale price exceeds the participant's cost basis.

Tax Consequences of SARs. A participant recognizes no income when an SAR is granted, and we are entitled to no compensation deduction at that time. But when an SAR is exercised, the participant recognizes ordinary income equal to the cash received upon exercise, or the fair market value of the stock received at exercise if the SAR is settled with stock. We are entitled to a compensation deduction equal to the ordinary income the participant recognizes. Also, the same amount is subject to employment taxes, including social security and Medicare taxes. If the SAR is settled with stock, the participant will have a long-term or short-term capital gain or loss when he or she finally disposes of the stock, depending on whether the participant held the stock for more than one year after the SAR was exercised and depending of course on the price at which the stock is sold.

Tax Consequences of Restricted Stock. Unless a participant makes an election under Code section 83(b) to recognize taxable income, a participant generally does not recognize taxable income when restricted stock is granted, and we are not entitled to a compensation deduction at that time. Instead, a participant usually recognizes ordinary income when the shares of restricted stock vest, meaning when the shares are no longer subject to a substantial risk of forfeiture. The income recognized at that time is equal to the fair market value of the stock the participant receives when the restrictions lapse, less any consideration paid for the restricted stock. We generally are entitled to a deduction equal to the income that the participant recognizes. Also, the same amount is subject to employment taxes, including social security and Medicare taxes. When a participant finally disposes of restricted stock that has become vested, the participant will have a long-term or short-term capital gain or loss, depending on whether the participant held the shares for more than one year after the restricted stock vested and depending on the sale price.

If a participant does make an election under Code section 83(b), the participant recognizes ordinary income on the grant date equal to the fair market value of the shares of restricted stock on the grant date, and we are entitled to a deduction equal to the income that the participant recognizes at that time. Also, the same amount is subject to employment taxes, including social security and Medicare taxes. However, the participant recognizes no income when the restrictions finally lapse. If a participant becomes vested in the shares, any appreciation between the grant date and the date the participant disposes of the shares is treated as a long-term or short-term capital gain or loss, depending on whether he or she held the shares for more than one year after the grant date and depending on the sale price. A participant cannot take a tax deduction for any forfeiture.

Tax Consequences of Performance Shares. A participant recognizes no taxable income when he or she receives a performance share award, and we are entitled to no compensation deduction at that time. However, when a participant satisfies the conditions imposed on the award he or she must recognize ordinary income equal to the cash or the fair market value of the common stock he or she receives, and we generally are entitled to a compensation deduction equal to the income that the participant recognizes Also, the same amount is subject to employment taxes, including social security and Medicare taxes. The participant will thereafter have a long-term or short-term capital gain or loss when he or she finally disposes of the common stock acquired in settlement of the performance share award, depending on whether the participant held the shares for more than one year after they were issued and depending of course on the price at which the shares are sold.

Code Section 162(m). Code section 162(m) imposes an annual $1,000,000 limit on the tax deduction allowable for compensation paid to the chief executive officer and to the three other highest-paid executives, other than the Chief Financial Officer, of a company whose equity securities are required to be registered under section 12 of the Securities Exchange Act of 1934, with an exception for "performance-based" compensation. To qualify as performance-based compensation, awards must be made by a committee consisting solely of two or more outside directors, must be disclosed to and approved in advance by the company's shareholders after disclosure of the material terms of the performance-based compensation, and subject to certification by the committee on satisfaction of performance standards. For grants other than options and SARs to qualify as performance-based compensation, the granting, issuance, vesting, or retention of the grant must be contingent upon satisfying one or more performance criteria. Stock options and SARs may be treated as performance-based compensation if the exercise price is at least equal to the fair market value of the stock on the grant date and if the plan states the maximum number of shares acquirable under options or SARs granted to any one individual in any single year. We expect that stock options as well as awards with a performance component generally will satisfy the requirements for performance-based compensation under section 162(m), but the Plan Committee will have authority to grant awards, including restricted stock awards, that are not performance-based.

Performance share awards may be made in a manner that qualifies as performance-based compensation under Code section 162(m) in the case of awards to our Chief Executive Officer and to the three most highly compensated executives other than the Chief Financial Officer. To ensure compliance with section 162(m), (*x*) the applicable performance criteria for performance-based compensation such as performance share awards must be established in the associated award agreement as soon as administratively practicable, but no later than the earlier of 90 days after the beginning of the applicable performance period and the expiration of 25% of the applicable performance period, and (*y*) vesting must be contingent on satisfaction of the performance criteria outlined in this proxy statement's discussion of performance share awards. The Plan Committee may make appropriate adjustments to performance criteria to reflect a substantive change in an employee's job description or assigned duties and responsibilities. Vesting of performance share awards made to other employees need not comply with the requirements of Code section 162(m), but nevertheless we expect that performance share awards to those other employees will be based on similar performance criteria.

Code Sections 280G and 4999. Code sections 280G and 4999 impose penalties on persons who pay and persons who receive excess "parachute payments." A parachute payment is the value of any amount that is paid to company officers on account of a change in control. If total parachute payments from all sources, including but not limited to stock-based compensation plans, equal or exceed three times an officer's "base amount," meaning his or her five-year average taxable compensation, then the amount of the parachute payments exceeding one times the base amount constitutes an excess parachute payment. Because of Code section 4999 the officer must pay an excise tax equal to 20% of the total excess parachute payments. This tax is in addition to other federal, state, and local income, wage, and employment taxes imposed on the individual's change-in-control payments. Moreover, because of section 280G the company paying the compensation is unable to deduct the excess parachute payment, and the $1,000,000 limit on deductible compensation under Code section 162(m) is reduced by the amount of the excess parachute payment.

Benefits to which participants are entitled under the Plan and associated award agreements could constitute parachute payments under sections 280G and 4999 if a change in control occurs. If this happens, the value of each participant's parachute payment arising under the Plan must be combined with other parachute payments the same participant may be entitled to receive under other agreements or plans with us or a subsidiary, such as an employment agreement or a severance agreement.

Code Section 409A. Code section 409A was added to the Internal Revenue Code by the American Jobs Creation Act of 2004. Section 409A creates new rules for amounts deferred under "nonqualified deferred compensation plans." Section 409A's broad definition of nonqualified deferred compensation plans may apply to various types of awards granted under the Plan. The proceeds of any grant that is governed by section 409A are subject to a 20% excise tax if those proceeds are distributed before the recipient separates from service or before the occurrence of other specified events such as death, disability, or a change of control, all as defined in section 409A. The Plan Committee intends to administer the plan to avoid or minimize the impact of section 409A, which is borne principally by the employee rather than the employer. If necessary, the Plan Committee will amend the Plan to comply with section 409A. By accepting an award, a participant agrees that the Plan Committee (including our board of directors when dealing with awards to directors) may amend the plan and the award agreement without any additional consideration if necessary to avoid penalties arising under section 409A, even if the amendment reduces, restricts, or eliminates rights that were granted under the plan, the award agreement, or both before the amendment.

ANY U.S. FEDERAL TAX ADVICE CONTAINED IN THE PRECEDING SUMMARY IS NOT INTENDED OR WRITTEN BY THE PREPARER OF SUCH ADVICE TO BE USED, AND IT CANNOT BE USED BY THE RECIPIENT, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE RECIPIENT. THIS DISCLOSURE IS INTENDED TO SATISFY U.S. TREASURY DEPARTMENT REGULATIONS.

Shares Currently Authorized for Issuance Under Our Existing Stock Option Plans. The following table summarizes all compensation plans and individual compensation arrangements in effect on December 31, 2007, under which shares of common stock have been authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION (1)

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (2)	928,777	$8.86	40,605
Equity compensation plans not approved by security holders	—	—	—
Total	928,777	$8.86	40,605

(1) As adjusted for all stock splits.
(2) The Employee Stock Option Plan and the Director Stock Option Plan of Mountain 1st Bank & Trust Company, which were assumed by us in the holding company reorganization

PROPOSAL 4: APPROVAL OF 2008 EMPLOYEE STOCK PURCHASE PLAN

General

At its April 28, 2008, meeting, based on the recommendation of the Corporate Governance Committee, our board of directors adopted the 2008 Employee Stock Purchase Plan, which we refer to in this proxy statement as the ESPP. The ESPP will enable eligible employees to acquire our common stock at a 5% discount, which we believe will promote employee ownership of our stock and employees' personal financial commitment to our success. We intend that the ESPP qualify as an employee stock purchase plan under Internal Revenue Code section 423, but the ESPP cannot qualify unless it is approved by our shareholders. Additional information about the tax treatment under Internal Revenue Code section 423 of the right to acquire shares under the ESPP is contained in this discussion under the subheading "U.S. Federal Income Tax Consequences."

Each of our executive officers, and other employees of the Bank, has an interest in the approval of the ESPP as they will be eligible to purchase our stock at a discount if the ESPP is approved.

The principal features of the Plan are summarized below, but a copy of the Plan is included as Appendix C. We encourage you to read the Plan in its entirety. References in this summary to the Code mean the Internal Revenue Code of 1986, as amended.

The ESPP makes a maximum of 100,000 shares of our common stock available for sale to employees, but the number of available shares may be adjusted for stock dividends, stock splits, stock conversions, exchanges, reclassifications, or substitutions. Shares of our common stock issued under the ESPP may consist in whole or in part of shares we purchase or of authorized and unissued shares not reserved for any other purpose.

All full-time employees who are considered employees for federal tax withholding purposes and who have been employees for three months or more are eligible to participate in the ESPP. Employee participation is entirely voluntary. No employee is permitted to participate in the ESPP, however, if the employee would own stock and/or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of our stock immediately after purchase of shares under the ESPP. Additionally, no employee is permitted to purchase more than $25,000 worth of our stock through all employee stock purchase plans in any calendar year. Because employee participation in the ESPP is entirely voluntary, the benefits or amounts to be received by officers or employees cannot be determined at this time. As of June 16, 2008, there were approximately 132 employees eligible to participate in the ESPP.

The ESPP allows participating employees to purchase our common stock only through regular payroll deductions. Employees may not make additional cash contributions to purchase shares. Funds applied to purchase shares will consist entirely of money set aside by employees through payroll deductions from regular base pay, and not from bonuses or other forms of cash or non-cash compensation. Participating employees will choose the percentage of their pay to be deducted, up to a maximum of 15%. Payroll deductions will be accumulated over consecutive six-month periods, with each six-month period being referred to as an "Offering Period." The six-month Offering Periods will begin on the first trading on or after January 1 of each year (ending on the final trading day in the period ending June 30) and the first trading day on or after July 1 of each year (ending on the final trading day in the period ending December 31).

On the last trading day of each six-month Offering Period, the participating employees' accumulated payroll deductions will be automatically applied to the purchase of whole shares of our common stock. Fractional shares will not be issued. The purchase price per share will be 95% of the fair market value of a share of our common stock on the purchase date. For this purpose, fair market value is determined according to the following rules:

- If our common stock is traded on an exchange or on an automated quotation system giving closing prices, fair market value means the reported closing price on the relevant date if it is a trading day and otherwise on the next trading day; or
- If our common stock is traded over-the-counter with no reported closing price, fair market value is the mean between the highest bid and the lowest asked prices on that quotation system on the relevant date if it is a trading day and otherwise on the next trading day; or
- If neither of the above circumstances exists, fair market value is determined in good faith by the board committee that administers the ESPP.

Our common stock is currently traded over-the-counter on the OTC Bulletin Board. The closing price of the stock on June 27, 2008 was $9.30.

Our board may terminate the ESPP at any time. The ESPP will terminate in any case after ten years. If at any time the shares of common stock reserved for the ESPP are available for purchase but not in sufficient number to satisfy all purchase requirements, the available shares will be apportioned among the participants in proportion to their accumulated deductions and the ESPP will terminate. The board may amend the ESPP after adoption, but subject to shareholder approval if shareholder approval of the amendment is required by Code section 423.

As noted in the discussion of Proposal 4, the number of shares that could be acquired by exercise of options already granted and options remaining available for grant under existing stock option plans is approximately 19% of our outstanding stock, a percentage that will increase if the 2008 Omnibus Equity Plan is approved by shareholders. We believe that the ESPP is not fundamentally a compensatory plan that it is not dilutive to shareholders, but that it will promote our success in much the same way that a compensatory plan might. We designed the ESPP as a non-compensatory plan under applicable accounting standards with the goal of avoiding financial statement compensation expense for share purchases under the ESPP. To achieve that result we incorporated two significant features into the ESPP that are at variance from what we believe to be the typical employee stock purchase plan: (*x*) we limited the purchase price discount to 5%, even though the ESPP could qualify for favored tax treatment under Internal Revenue Code section 423 with a discount of as much as 15%, and (*y*) we provided in the ESPP that the discount is 5% of the fair market value at the time of purchase, not 5% of the fair market value at the beginning of each six-month Offering Period, even though the ESPP could qualify for favored tax treatment under section 423 if the discount were a percentage of the lower of those two fair market value figures (with fair market value at the beginning of the six-month Offering Period more likely to be the lower of the two figures).

Accounting principles allow us to avoid compensation expense if we first eliminate the compensatory aspect of the plan. The 5% discount is economically indistinguishable from, and may actually be less, than an underwriting discount we would pay to an investment banking firm managing a public offering of our shares. The ESPP reserves only 100,000 shares for sale to employees, which we believe is a modest number, and of course those shares will not be sold all at once as they would be in a true public offering of our stock. We therefore believe the ESPP is less dilutive than a public offering of our stock would be, that the ESPP will yield additional equity capital for us and the Bank as a public offering would, and that sales of the ESPP shares will be confined to persons — our employees — who have not only a personal financial interest in our success but more importantly the unique ability to help us achieve that result.

For all these reasons, we believe the ESPP is in the best interests of our company and its shareholders.

Accounting for Share-Based Payments

In December 2004, the Financial Accounting Standards Board (FASB) published FASB Statement No. 123 (revised): Share Based Payment, or "SFAS 123 (R)." SFAS 123 (R) requires that the compensation cost relating to share-based payment transactions, including grants of stock options, be recognized as an expense in financial statements. For this purpose, cost is measured based on the fair value of the equity instrument issued, according to any option-pricing model satisfying the fair value objective of SFAS 123 (R). However, compensation does not have to be recognized for share-based plans that, according to standards contained in SFAS 123(R), are not considered compensatory. We intend that the ESPP be considered non-compensatory so that we will not be required to recognize compensation expense for share purchases under the ESPP.

To be considered non-compensatory, the ESPP must satisfy the SFAS 123(R) criteria for non-compensatory arrangements, including these: (x) substantially all full-time employees must be eligible to participate on the same terms, although limited qualifications such as a minimum number of months of service may be imposed; (y) the purchase discount for purchase of shares relative to the fair market value of the shares generally may not exceed 5%,;and (z) although Code section 423 would allow the purchase discount to be the lesser of 5% of the shares' fair market value at the beginning of each six-month Offering Period or at the end of each six-month Offering Period, to be considered non-compensatory the purchase discount must be measured at the time of purchase, meaning the end of the Offering Period only. So that the ESPP is considered non-compensatory, we have limited the price discount to 5% and we have provided in the ESPP that the discount will be measured relative to fair market value on the purchase date, the final trading day of each six-month Offering Period. We believe that the ESPP and purchases of shares under the ESPP will be considered non-compensatory and that compensation expense will therefore not have to be recognized for the ESPP.

U.S. Federal Income Tax Consequences

The following discussion briefly summarizes the U.S. federal income tax consequences relating to the ESPP. This summary is based on existing provisions of the Code, final, temporary, and proposed Treasury Regulations promulgated under the Code, existing judicial decisions, and current administrative rulings and practice, all of which are subject to change, possibly retroactively. This summary is included for general informational purposes only, and is not a complete description of the applicable U.S. federal income tax laws and does not address state or local tax consequences and other tax consequences.

If the requirements of Code section 423 for employee stock purchase plans are satisfied, a participating employee will not realize taxable income for his or her purchase of shares under the ESPP. The applicable requirements of section 423 include:

- Participant limitation to employees ;
- Shareholder approval within 12 months after the date the plan is adopted by our Board;
- Exclusion of any person who owns 5% or more of our shares;
- Eligibility of substantially all our employees, although highly compensated employees, part-time employees, and employees who do not satisfy limited qualifications such as a minimum period of service may be excluded;
- Equal treatment of all participating employees under the terms of the ESPP;
- Limitation of purchase price discount to the lesser of (x) 15% of the shares' fair market value at the beginning of each stock offering period, or (y) 15% of the shares' fair market value at the end of each stock offering period;
- Limitation of duration of each Offering Period to five years;
- Non-transferabilty of participant employees' rights to purchase our shares; and
- Limitation on each participant employee's purchase in any calendar year under all employee stock purchase plans to a value not exceeding $25,000, valued at the beginning of the offering period.

We believe the ESPP satisfies all of these requirements so that the ESPP will qualify as an employee stock purchase plan for purposes of Code section 423.

Although a participating employee will not realize taxable income when he or she purchases shares at a discount, the employee's disposition of shares thereafter will be a taxable event, whether the disposition is a sale or gift. If the participating employee makes a qualifying disposition of the shares, meaning a disposition that does not occur until the later of (x) two years after the beginning of the six-month Offering Period in which the shares were acquired, and (y) one year from the date on which the shares were acquired, when the employee finally sells the shares, the employee will recognize as ordinary income an amount equal to the lesser of:

(a) The excess of the fair market value of the shares of Common Stock on the date of disposition over the amount the employee paid for the shares; or

(b) The excess of the fair market value of the shares at the beginning of the Offering Period in which the shares were acquired over the price paid for the shares.

The employee also will recognize a long-term capital gain or loss in an amount equal to the difference between (x) the amount realized upon the sale of the Common Stock and (y) the sum of the amount the employee paid for the shares plus the amount, if any, taxed to the employee as ordinary income under (a) or (b) above.

If the employee instead makes a disqualifying disposition of shares of Common Stock, meaning a disposition that occurs before the later of (x) two years after the beginning of the six-month Offering Period in which the shares were acquired and (y) one year from the date on which the shares were acquired, upon disposition the employee will recognize as ordinary income an amount equal to the excess of the fair market value of the shares of Common Stock on the date the employee purchased them over the amount the employee paid for the shares. The employee also will recognize a capital gain or loss in an amount equal to the difference between (x) the amount realized upon the sale of the shares of Common Stock and (y) the sum of the amount the employee paid for the shares plus the amount, if any, taxed to the employee as ordinary income. If the employee holds the shares for more than one year, this gain or loss will be a long-term capital gain or loss.

Generally, we will not be entitled to a deduction for federal income tax purposes when shares of Common Stock are purchased under the ESPP. If the employee makes a disqualifying disposition of stock, however, we will be entitled to a deduction in an amount equal to the amount that the employee must recognize as ordinary income on his or her tax return. For qualifying dispositions we will not be entitled to any deduction whatsoever, even though an employee might recognize ordinary income as the result of a qualifying disposition.

ANY U.S. FEDERAL TAX ADVICE CONTAINED IN THE PRECEDING SUMMARY IS NOT INTENDED OR WRITTEN BY THE PREPARER OF SUCH ADVICE TO BE USED, AND IT CANNOT BE USED BY THE RECIPIENT, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE RECIPIENT. THIS DISCLOSURE IS INTENDED TO SATISFY U.S. TREASURY DEPARTMENT REGULATIONS.

Our Board of Directors recommends that you vote "FOR" Proposal 4.
To be approved, the number of votes cast in person and by proxy at the Annual Meeting in favor of the proposal must exceed the number of votes cast against it.

PROPOSAL 5: RATIFICATION OF INDEPENDENT ACCOUNTANTS

Appointment of Independent Accountants

Our Audit Committee has selected Elliott Davis PLLC to serve as our independent accountants for 2008. The Committee's charter gives it the responsibility and authority to select and appoint our independent accountants each year and to approve the compensation and terms of the engagement our accountants, and our shareholders are not required by our Bylaws or the law to ratify the Committee's selection. However, we will submit a proposal to ratify the appointment of Elliott Davis PLLC for 2008 for voting by shareholders at the Annual Meeting as a matter of good corporate practice and as a way for shareholders to be heard in the selection process. Representatives of Elliott Davis PLLC are expected to attend the Annual Meeting and be available to respond to appropriate questions, and they will have an opportunity to make a statement if they desire to do so. If our shareholders do not ratify the Audit Committee's selection, the Committee will reconsider its decision, but it could choose to reaffirm its appointment of Elliott Davis PLLC. Even if our shareholders vote to ratify the Committee's selection, during the year the Committee could choose to appoint different independent accountants at any time if it determines that a change would be in our best interests.

Our Board of Directors recommends that you vote "FOR" Proposal 5.
To be approved, the number of votes cast in person and by proxy at the Annual Meeting in favor of the proposal must exceed the number of votes cast against it.

Services and Fees During 2007 and 2006

Under its current procedures, our Audit Committee specifically pre-approves all audit services and other services provided by our independent accountants. In the future, in connection with its approval of services the Committee may authorize its Chairman to approve non-audit services that we propose to obtain from time to time during the year from our accountants. The Chairman would report his approval of any services to the full Committee at its next regularly scheduled meeting.

As our independent accountants for 2007, Elliott Davis PLLC provided us with various audit and other professional services for which we were billed, or expect to be billed, for fees as further described below. Our Audit Committee considers whether the provision of non-audit services by our independent accounting firm is compatible with maintaining its independence. The Committee believes that the provision of non-audit services by Elliott Davis PLLC during 2006 did not affect its independence.

The following table lists the aggregate amounts of fees paid to Elliott Davis PLLC for audit services for 2006 and 2005 and for other services they provided during 2006 and 2005.

Type of Fees and Description of Services	2007	2006
Audit Fees, including audits of our financial statements and reviews of our interim financial statements	$119,000	$149,588
Audit-Related Fees	-0-	-0-
Tax Fees	-0-	-0-
All Other Fees, including for 2006, consultation regarding compliance with Section 404 of the Sarbanes-Oxley Act	-0-	4,860

PROPOSALS FOR 2009 ANNUAL MEETING

Any proposal of a shareholder other than a nomination for election as a director that is intended to be presented for action at the 2009 Annual Meeting must be received by our Corporate Secretary in writing at our address listed below no later than March 4, 2009, to be considered timely received for inclusion in the proxy statement and proxy card that we will distribute in connection with that meeting. Written proposals should be sent to the same address as is listed below for communications with our board. In order for a proposal to be included in our proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value, whichever is less, of shares of our common stock entitled to be voted on that proposal at the meeting and must have held those shares for a period of at least one year and continue to hold them through the date of the meeting. Also, the proposal and the shareholder submitting it must comply with certain other eligibility and procedural requirements contained in rules of the Securities and Exchange Commission.

Written notice of a shareholder proposal (other than a nomination) intended to be presented at our 2008 Annual Meeting, but which is not intended to be included in our proxy statement and form of appointment of proxy, must be received by our Corporate Secretary (at the address listed below) no later than May 18, 2009, in order for that proposal to be considered timely received for purposes of the Proxies' discretionary authority to vote on other matters presented for action by shareholders at that meeting.

However, we may hold our annual meeting during May or June of 2008 and, if we do, the deadlines for submitting shareholder proposals will be earlier than the dates listed above. In that event, we will announce the earlier deadline in our earliest possible quarterly filing on Form 10-QSB or in a Current Report on Form 8-K.

Under our Bylaws, at a meeting of our shareholders at which directors will be elected, nominations for election to our Board of Directors may be made by our board or by a shareholder of record who is entitled to vote at the meeting if written notice of the shareholder's nomination has been delivered to our

Corporate Secretary at our principal office not later than the close of business on the tenth business day following the date on which notice of the meeting is first given to shareholders.

The required notice of a nomination must include: (1) the names and addresses of the shareholder who intends to make the nomination and of the person to be nominated; (2) a representation that the shareholder is a holder of record of shares of our common stock entitled to vote at the meeting and that he or she intends to appear in person or by proxy at the meeting to nominate the person named in the notice; (3) a description of all arrangements or understandings between the shareholder and the nominee and any other persons (naming those persons) pursuant to which the nomination is to be made by the shareholder; (4) a representation that each nominee satisfies all qualifications provided by our Bylaws or by applicable statute or regulation to serve as a director, and (5) the written consent of the nominee to serve as a director if elected. The shareholder also shall provide such other information regarding each nominee proposed as we shall reasonably request and which can be obtained by the shareholder, including information of a type that would be required to be included in a proxy statement filed pursuant to the proxy rules under the Securities Exchange Act of 1934 if the nominee had been nominated by the Board of Directors. Only persons who are nominated in the manner described in our Bylaws are eligible to be elected as directors at meetings of our shareholders, and the Chairman of a meeting of our shareholders may refuse to acknowledge a nomination that is not made in compliance with the procedures set out in our Bylaws.

The notices described above should be mailed to:

1st Financial Services Corporation
Attention: Corporate Secretary
101 Jack Street
Hendersonville, North Carolina 28792

ANNUAL REPORT ON FORM 10-K

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and we file reports and other information, about our company with the Securities and Exchange Commission including proxy statements, annual reports and quarterly reports. You may review information that we file electronically with the SEC on the SEC's Internet website at *www.sec.gov*.

A copy of the Bank's 2007 Annual Report on Form 10-K/A, as filed with the Federal Deposit Insurance Corporation, accompanies this proxy statement. We became the Bank's parent holding company this year in a holding company reorganization, and did not file an annual report on Form 10-K in 2007 because we were not then subject to the reporting requirements of the Securities Exchange Act of 1934.

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APPENDIX A

PROPOSED AMENDMENT TO ARTICLES OF INCORPORATION

The corporation's Articles of Incorporation hereby are amended by deleting current Article 2 thereof in its entirety and adding a new Article 2 thereof as follows:

"2. The aggregate number of shares which the corporation shall have the authority to issue is 30,000,000 shares divided into two classes. The designation, par value and number of shares of each class are as follows:

Class	Par Value	Number of Shares
Common Stock	$5.00	20,000,000
Class B Stock	No Par	10,000,000
Total Shares		30,000,000

The corporation's Board of Directors shall be authorized to issue shares of Class B Stock from time to time, to create series thereof, and to determine the designations, terms, and relative rights, and any preferences or limitations of the Class B Stock, or of shares within each series of Class B Stock, at the time of issuance, all by its resolution. Without limiting the generality of the foregoing authority, the Board of Directors shall be authorized to fix and determine:

(a) the designation of each series and the number of shares to constitute each series (which number may be increased or decreased from time to time unless otherwise provided by the Board of Directors);

(b) the dividend rate (or method of determining such rate), if any; any conditions on which and times at which dividends are payable; any preference or relation which such dividends shall bear to the dividends payable on any other class or classes or any other series of capital stock, including Class B Stock; whether such dividends shall be cumulative or non-cumulative; and whether the Class B Stock will be participating or nonparticipating with other shares with respect to dividends;

(c) whether shares within a series will be redeemable (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event) and, if so, the redemption prices and the conditions and times upon which redemption may take place and whether for cash, property, or rights, including securities of the corporation or of another corporation;

(d) the terms and amount of any sinking, retirement, or purchase fund;

(e) with respect to each series, the conversion or exchange rights (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), if any, including the conversion or exchange times, prices, rates, adjustments, and other terms of conversion or exchange;

(f) the voting rights, if any (other than any voting rights that the Class B Stock may have as a matter of law);

(g) any restrictions on the issuance or reissuance of additional Class B Stock;

(h) with respect to each series, the rights of the holders upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, including any preferences over the common stock or any other class or classes or any other series of capital stock, including Class B Stock, and whether the Class B Stock will be participating or nonparticipating with other shares with respect to distributions of the corporation's assets;

(i) any limitations or restrictions on transfer; and

(j) with respect to each series, such other special rights and privileges, if any, for the benefit of the holders of, or other terms or limitations with respect to, the shares within that series as shall not be inconsistent with the provisions of the corporation's Articles of Incorporation, as amended, or applicable law.

All shares of Class B Stock of the same series shall be identical in all respects, except that shares of any one series issued at different times may differ as to dates, if any, from which dividends thereon may accumulate. The number, designations, terms, relative rights, preferences, and limitations of shares within any one series may differ from those of shares within any other series. All shares of Class B Stock redeemed, purchased or otherwise acquired by the corporation (including shares surrendered for conversion) shall be canceled and thereupon restored to the status of authorized but unissued shares of Class B Stock undesignated as to series."

APPENDIX B

2008 OMNIBUS EQUITY PLAN
1ST FINANCIAL SERVICES CORPORATION

ARTICLE 1
PURPOSE AND EFFECTIVE DATE

1.1 **Purpose.** The purpose of this 2008 Omnibus Equity Plan of 1st Financial Services Corporation is to promote the long-term financial success of 1st Financial Services Corporation, increasing stockholder value by providing employees and directors the opportunity to acquire an ownership interest in 1st Financial Services Corporation and enabling 1st Financial Services Corporation and its related entities to attract and retain the services of the employees and directors upon whom the successful conduct of 1st Financial Services Corporation's business depends.

1.2 **Effective Date.** This Plan shall be effective when it is adopted by 1st Financial Services Corporation's board of directors and approved thereafter by the affirmative vote of 1st Financial Services Corporation stockholders in accordance with applicable rules and procedures, including those in Internal Revenue Code section 422 and Treasury Regulation section 1.422-3. Any award granted under this Plan before stockholder approval shall be null and void if stockholders do not approve the Plan within 12 months after the Plan's adoption by 1st Financial Services Corporation's board of directors. Subject to Article 12, the Plan shall continue until the tenth anniversary of the date it is approved by 1st Financial Services Corporation's board of directors.

ARTICLE 2
DEFINITIONS

When used in this Plan, the following words, terms, and phrases have the meanings given in this Article 2 unless another meaning is expressly provided elsewhere in this document or is clearly required by the context. When applying these definitions and any other word, term, or phrase used in this Plan, the form of any word, term, or phrase shall include any and all of its other forms.

2.1 **Award** means a grant of (*a*) the right under Article 6 to purchase 1st Financial Services Corporation common stock at a stated price during a specified period of time (an "*Option*"), which Option may be (*x*) an Incentive Stock Option that on the date of the Award is identified as an Incentive Stock Option, satisfies the conditions imposed under Internal Revenue Code section 422, and is not later modified in a manner inconsistent with Internal Revenue Code section 422 or (*y*) a Nonqualified Stock Option, meaning any Option that is not an Incentive Stock Option, or (*b*) Restricted Stock, meaning a share of 1st Financial Services Corporation common stock granted to a Participant contingent upon satisfaction of conditions described in Article 7, or (c) Performance Shares, meaning shares of 1st Financial Services Corporation common stock granted to a Participant contingent upon satisfaction of conditions described in Article 8, or (*d*) a Stock Appreciation Right or "SAR," meaning an Award granted under Article 9 and consisting of the potential appreciation of the shares of 1st Financial Services Corporation common stock underlying the Award.

2.2 **Award Agreement** means the written or electronic agreement between 1st Financial Services Corporation and each Participant containing the terms and conditions of an Award and the manner in which it will or may be settled if earned. If there is a conflict between the terms of this Plan and the terms of the Award Agreement, the terms of this Plan shall govern.

2.3 **Covered Officer** means those Employees whose compensation is or likely will be subject to limited deductibility under Internal Revenue Code section 162(m) as of the last day of any calendar year.

2.4 **Director** means a person who, on the date an Award is made to him or to her, is not an Employee but who is a member of 1st Financial Services Corporation's board of directors, a member of the board of directors of a Related Entity, or a member of the governing body of any unincorporated Related Entity. For purposes of applying this definition a Director's status shall be determined as of the date an Award is made to him or to her.

2.5 **Employee** means any person who, on any applicable date, is a common law employee of 1st Financial Services Corporation or a Related Entity. A worker who is not classified as a common law employee but who is subsequently reclassified as a common law employee for any reason and on any basis shall be treated as a common law employee solely from the date reclassification occurs. Reclassification shall not be applied retroactively for any purpose of this Plan.

2.6 **Exercise Price** means the amount, if any, a Participant must pay to exercise an Award.

2.7 **Fair Market Value** means the value of one share of 1st Financial Services Corporation common stock, determined according to the following rules: (*x*) if 1st Financial Services Corporation common stock is traded on an exchange or on an automated quotation system giving closing prices, the reported closing price on the relevant date if it is a trading day and otherwise on the next trading day, (*y*) if 1st Financial Services Corporation common stock is traded over-the-counter with no reported closing price, the mean between the highest bid and the lowest asked prices on that quotation system on the relevant date if it is a trading day and otherwise on the next trading day, or (*z*) if neither clause (*x*) nor clause (*y*) applies, the fair market value as determined by the Plan Committee in good faith and, for Incentive Stock Options, consistent with the rules prescribed under Internal Revenue Code section 422.

2.8 **Internal Revenue Code** means the Internal Revenue Code of 1986, as amended or superseded after the date this Plan becomes effective under section 1.2, and any applicable rulings or regulations issued under the Internal Revenue Code of 1986.

2.9 **Participant** means an Employee or Director to whom an Award is granted, for as long as the Award remains outstanding.

2.10 **Plan** means this 2008 Omnibus Equity Plan of 1st Financial Services Corporation, as amended from time to time.

2.11 **Plan Committee** means a committee of 1st Financial Services Corporation's board of directors consisting entirely of individuals (*a*) who are outside directors as defined in Treasury Regulation section 1.162-27(e)(3)(i), (*b*) who are non-employee directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, (*c*) who do not receive remuneration from 1st Financial Services Corporation or any Related Entity in any capacity other than as a director, except as permitted under Treasury Regulation section 1.162-27(e)(3), and (*d*) who are independent directors within the meaning of The Nasdaq Stock Market, Inc.'s rules. The Plan Committee shall consist of at least three individuals.

2.12 **Plan Year** means 1st Financial Services Corporation's fiscal year.

2.13 **Related Entity** means an entity that is or becomes related to 1st Financial Services Corporation through common ownership, as determined under Internal Revenue Code section 414(b) or (c) but modified as permitted under Treasury Regulation section 1.409A-1(b)(5)(iii)(E) and any successor to those regulations.

2.14 **1st Financial Services Corporation** means 1st Financial Services Corporation, a North Carolina corporation. Except for purposes of determining whether a Change in Control has occurred (according to Article 11), the term 1st Financial Services Corporation also means any corporation or entity that is a successor to 1st Financial Services Corporation or substantially all of its assets and that assumes the obligations of 1st Financial Services Corporation under this Plan by operation of law or otherwise.

ARTICLE 3
PARTICIPATION

3.1 **Awards to Employees.** Consistent with the terms of the Plan and subject to section 3.3, the Plan Committee alone shall decide which Employees will be granted Awards, shall specify the types of Awards granted to Employees, and shall determine the terms upon which Awards are granted and may be earned. The Plan Committee may establish different terms and conditions for each type of Award granted to an Employee and for each Employee receiving the same type of Award, regardless of whether the Awards are granted at the same or different times. The Plan Committee shall have exclusive authority to determine whether an Award qualifies or is intended to qualify for the exemption from the deduction limitations of Internal Revenue Code section 162(m) for performance-based compensation.

3.2 Awards to Directors. Consistent with the terms of the Plan and subject to section 3.3, 1st Financial Services Corporation's board of directors alone may grant to Directors Nonqualified Stock Options under section 6.1 and Restricted Stock under section 7.1.

3.3 Conditions of Participation. By accepting an Award, each Employee and Director agrees (*x*) to be bound by the terms of the Award Agreement and the Plan and to comply with other conditions imposed by the Plan Committee, and (*y*) that the Plan Committee (or 1st Financial Services Corporation's board of directors, as appropriate) may amend the Plan and the Award Agreements without any additional consideration if necessary to avoid penalties arising under Internal Revenue Code section 409A, even if the amendment reduces, restricts, or eliminates rights that were granted under the Plan, the Award Agreement, or both before the amendment.

ARTICLE 4
ADMINISTRATION

4.1 Duties. The Plan Committee is responsible for administering the Plan and shall have all powers appropriate and necessary for that purpose. Consistent with the Plan's objectives, 1st Financial Services Corporation's board of directors and the Plan Committee may adopt, amend, and rescind rules and regulations relating to the Plan to protect 1st Financial Services Corporation's and Related Entities' interests. Consistent with the Plan's objectives, 1st Financial Services Corporation's board of directors and the Plan Committee shall have complete discretion to make all other decisions necessary or advisable for the administration and interpretation of the Plan. Actions of 1st Financial Services Corporation's board of directors and the Plan Committee shall be final, binding, and conclusive for all purposes and upon all persons.

4.2 Delegation of Duties. In its sole discretion, 1st Financial Services Corporation's board of directors and the Plan Committee may delegate ministerial duties associated with the Plan to any person that it deems appropriate, including an Employee. However, neither 1st Financial Services Corporation's board of directors nor the Plan Committee shall delegate a duty it must discharge to comply with the conditions for exemption of performance-based compensation from the deduction limitations of section 162(m).

4.3 Award Agreement. As soon as administratively practical after an Award is made, the Plan Committee or 1st Financial Services Corporation's board of directors shall prepare and deliver an Award Agreement to each affected Participant. The Award Agreement shall –

(a) describe the terms of the Award, including the type of Award and when and how it may be exercised or earned,

(b) state the Exercise Price, if any, associated with the Award,

(c) state how the Award will or may be settled,

(d) if different from the terms of the Plan, describe (*x*) any conditions that must be satisfied before the Award is earned or may be exercised, (*y*) any objective restrictions placed on the Award and any performance-related conditions and performance criteria that must be satisfied before those restrictions are released, and (*z*) any other applicable terms and conditions affecting the Award.

4.4 Restriction on Repricing. Regardless of any other provision of this Plan or an Award Agreement, neither 1st Financial Services Corporation's board of directors nor the Plan Committee may reprice (as defined under rules of the New York Stock Exchange or The Nasdaq Stock Market) any Award unless the repricing is approved in advance by 1st Financial Services Corporation's stockholders acting at a meeting.

ARTICLE 5
LIMITS ON STOCK SUBJECT TO AWARDS

5.1 Number of Authorized Shares of Stock. With any adjustments required by section 5.4, the maximum number of shares of 1st Financial Services Corporation common stock that may be subject to Awards under this Plan is 288,292, which includes 38,292 shares authorized to be granted under the Employee Stock Option Plan of Mountain 1st Bank & Trust Company that was assumed by 1st Financial Services Corporation and that are not subject to outstanding awards under that plan on the date this Plan becomes effective under section 1.2, but excluding any shares subject to awards issued under the Employee Stock Option Plan that are subsequently forfeited under the terms of that plan. However, if this Plan is not approved by 1st Financial Service Corporation's stockholders, the Employee Stock Option Plan shall be unaffected and shall remain in effect for the remaining term specified in that plan. The shares of 1st Financial Services Corporation common stock to be delivered under this Plan may consist in whole or in part of treasury stock or authorized but unissued shares not reserved for any other purpose.

5.2 **Award Limits and Annual Participant Limits.** (a) *Award Limits.* Of the shares authorized under section 5.1, up to 50,000 may be reserved for issuance under Incentive Stock Options.

(b) *Annual Participant Limits.* The aggregate number of shares of 1st Financial Services Corporation common stock underlying Awards granted under this Plan to an individual Participant in any Plan Year (including but not limited to Options and SARs), regardless of whether the Awards are thereafter canceled, forfeited, or terminated, shall not exceed 15% of the total number of shares issuable under the Plan (43,244 shares). This annual limitation is intended to include the grant of all Awards, including but not limited to Awards representing performance-based compensation described in Internal Revenue Code section 162(m)(4)(C).

5.3 **Share Accounting.** (a) As appropriate, the number of shares of 1st Financial Services Corporation common stock available for Awards under this Plan shall be conditionally reduced by the number of shares of 1st Financial Services Corporation common stock subject to outstanding Awards, including the full number of shares underlying SARs.

(b) As appropriate, the number of shares of 1st Financial Services Corporation common stock available for Awards under this Plan shall be absolutely reduced by (*x*) the number of shares of 1st Financial Services Corporation common stock issued through Option exercises, (*y*) the number of shares of 1st Financial Services Corporation common stock issued because of satisfaction of the terms of an Award Agreement for Performance Shares or Restricted Stock that, by the terms of the applicable Award Agreement, are to be settled in shares of 1st Financial Services Corporation common stock, and (*z*) the full number of shares of 1st Financial Services Corporation common stock underlying an earned and exercised SAR.

(c) As appropriate, shares of 1st Financial Services Corporation common stock subject to an Award that for any reason is forfeited, cancelled, terminated, relinquished, exchanged, or otherwise settled without the issuance of 1st Financial Services Corporation common stock or without payment of cash equal to its Fair Market Value or the difference between the Award's Fair Market Value and its Exercise Price, if any, may again be granted under the Plan. If the Exercise Price of an Award is paid in shares of 1st Financial Services Corporation common stock, the shares received by 1st Financial Services Corporation shall not be added to the maximum aggregate number of shares of 1st Financial Services Corporation common stock that may be issued under section 5.1.

5.4 **Adjustment in Capitalization.** If after the date this Plan becomes effective under section 1.2 there is a stock dividend or stock split, recapitalization (including payment of an extraordinary dividend), merger, consolidation, combination, spin-off, distribution of assets to stockholders, exchange of shares or other similar corporate change affecting 1st Financial Services Corporation common stock, then consistent with the applicable provisions of Internal Revenue Code sections 162(m), 409A, 422, and 424 and associated regulations and to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, the Plan Committee shall, in a manner the Plan Committee considers equitable, adjust (*a*) the number of Awards that may be granted to Participants during a Plan Year, (*b*) the aggregate number of shares available for Awards under section 5.1 or subject to outstanding Awards, as well as any share-based limits imposed under this Plan, (*c*) the respective Exercise Price, number of shares, and other limitations applicable to outstanding or subsequently granted Awards, and (*d*) any other factors, limits, or terms affecting any outstanding or subsequently granted Awards.

ARTICLE 6
OPTIONS

6.1 Grant of Options. Subject to Article 10 and the terms of the Plan and the associated Award Agreement, at any time during the term of this Plan the Plan Committee may grant Incentive Stock Options and Nonqualified Stock Options to Employees and 1st Financial Services Corporation's board of directors may grant Nonqualified Stock Options to Directors. Unless an Award Agreement provides otherwise, Options awarded under this Plan are intended to satisfy the requirements for exclusion from coverage under Internal Revenue Code section 409A. All Option Award Agreements shall be construed and administered consistent with that intention.

6.2 Exercise Price. Except as necessary to implement section 6.6, each Option shall have an Exercise Price per share at least equal to the Fair Market Value of a share of 1st Financial Services Corporation common stock on the date of grant, meaning the closing price on the date of grant if 1st Financial Services Corporation common stock is traded on an exchange or on an automated quotation system giving closing prices (or the closing price on the next trading day if the grant date is not a trading day). However, the Exercise Price per share of an Incentive Stock Option shall be at least 110% of the Fair Market Value of a share of 1st Financial Services Corporation common stock on the date of grant for any Incentive Stock Option issued to an Employee who, on the date of grant, owns (as defined in Internal Revenue Code section 424(d)) 1st Financial Services Corporation common stock possessing more than 10% of the total combined voting power of all classes of stock (or the combined voting power of any Related Entity), determined according to rules issued under Internal Revenue Code section 422.

6.3 Exercise of Options. Subject to Article 10 and any terms, restrictions, and conditions specified in the Plan and unless specified otherwise in the Award Agreement, Options shall be exercisable at the time or times specified in the Award Agreement, but (*x*) no Incentive Stock Option may be exercised more than ten years after it is granted, or more than five years after it is granted in the case of an Incentive Stock Option granted to an Employee who on the date of grant owns (as defined in Internal Revenue Code section 424(d)) 1st Financial Services Corporation common stock possessing more than 10% of the total combined voting power of all classes of stock or the combined voting power of any Related Entity, determined under rules issued under Internal Revenue Code section 422, (*y*) no Nonqualified Stock Option granted to a Director shall be exercisable more than ten years after it is granted, and (*z*) Nonqualified Stock Options not granted to Directors shall be exercisable for the period specified in the Award Agreement, but not more than ten years after the grant date if no period is specified in the Award Agreement.

6.4 Incentive Stock Options. Despite any provision in this Plan to the contrary –

(a) no provision of this Plan relating to Incentive Stock Options shall be interpreted, amended, or altered, nor shall any discretion or authority granted under the Plan be exercised, in a manner that is inconsistent with Internal Revenue Code section 422 or, without the consent of the affected Participant, to cause any Incentive Stock Option to fail to qualify for the federal income tax treatment provided by Internal Revenue Code section 421,

(b) the aggregate Fair Market Value of the 1st Financial Services Corporation common stock (determined as of the date of grant) for which Incentive Stock Options are exercisable for the first time by a Participant in any calendar year under all stock option plans of 1st Financial Services Corporation and all Related Entities shall not exceed $100,000 (or other amount specified in Internal Revenue Code section 422(d)), determined under rules issued under Internal Revenue Code section 422, and

(c) no Incentive Stock Option shall be granted to a person who is not an Employee on the grant date.

6.5 Exercise Procedures and Payment for Options. The Exercise Price associated with each Option must be paid according to procedures described in the Award Agreement. The Plan Committee shall establish acceptable methods and forms of payment of the Exercise Price, which may include but are not limited to: (*x*) payment in cash or a cash equivalent, (*y*) actual or constructive transfer by the Participant to 1st Financial Services Corporation of unrestricted shares of 1st Financial Services Corporation common stock as partial or full payment of the Exercise Price, either by actual delivery of the shares or by attestation, with each share valued at the Fair Market Value of a share of 1st Financial Services Corporation common stock on the exercise date, or (*z*) a form of cashless exercise or net exercise of the Option. In its sole discretion the Plan Committee may withhold its approval for any method of payment for any reason, including but not limited to concerns that the proposed method of payment will result in adverse financial accounting treatment, adverse tax treatment for 1st Financial Services Corporation or the

Participant, or a violation of the Sarbanes-Oxley Act of 2002, as amended from time to time, and related regulations and guidance. A Participant may exercise an Option solely by sending to the Plan Committee or its designee a completed exercise notice in the form prescribed by the Plan Committee along with payment, or designation of an approved payment procedure, of the Exercise Price.

6.6 Substitution of Options. In 1st Financial Services Corporation's discretion, persons who become Employees as a result of a transaction described in Internal Revenue Code section 424(a) may receive Options in exchange for options granted by their former employer or the former Related Entity subject to the rules and procedures prescribed under section 424.

6.7 Rights Associated With Options. A Participant holding an unexercised Option shall have no voting or dividend rights associated with shares underlying the unexercised Option. The Option shall be transferable solely as provided in section 14.1. Unless otherwise specified in the Award Agreement or as otherwise specifically provided in the Plan, 1st Financial Services Corporation common stock acquired by Option exercise shall have all dividend and voting rights associated with 1st Financial Services Corporation common stock and shall be transferable, subject to applicable federal securities laws, applicable requirements of any national securities exchange or system on which shares of 1st Financial Services Corporation common stock are then listed or traded, and applicable blue sky or state securities laws.

ARTICLE 7
RESTRICTED STOCK

7.1 Grant of Restricted Stock. Subject to the terms, restrictions, and conditions specified in the Plan and the associated Award Agreement, at any time during the term of this Plan the Plan Committee may grant shares of Restricted Stock to Employees and 1st Financial Services Corporation's board of directors may grant shares of Restricted Stock to Directors. Restricted Stock may be granted at no cost or at a price per share determined by the Plan Committee or the board of directors, which may be less than the Fair Market Value of a share of 1st Financial Services Corporation common stock on the date of grant.

7.2 Earning Restricted Stock. Subject to the terms, restrictions, and conditions specified in the Plan and the associated Award Agreement and unless otherwise specified in the Award Agreement –

(a) terms, restrictions, and conditions imposed on Restricted Stock granted to Employees and Directors shall lapse as described in the Award Agreement,

(b) during the period in which satisfaction of the conditions imposed on Restricted Stock is to be determined, Restricted Stock and any shares of common stock issuable as a dividend or other distribution on the Restricted Stock shall be held by 1st Financial Services Corporation as escrow agent,

(c) at the end of the period in which satisfaction of the conditions imposed on Restricted Stock is to be determined, the Restricted Stock shall be (*x*) forfeited if all terms, restrictions, and conditions described in the Award Agreement are not satisfied (with a refund, without interest, of any consideration paid by the Participant), or (*y*) released from escrow and distributed to the Participant as soon as practicable after the last day of the period in which satisfaction of the conditions imposed on Restricted Stock is to be determined if all terms, restrictions, and conditions specified in the Award Agreement are satisfied. Any Restricted Stock Award relating to a fractional share of 1st Financial Services Corporation common stock shall be rounded to the next whole share when settled.

7.3 Rights Associated With Restricted Stock. During the period in which satisfaction of the conditions imposed on Restricted Stock is to be determined and unless the Restricted Stock Award Agreement specifies otherwise, Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Except as otherwise required for compliance with the conditions for exemption of performance-based compensation from the deduction limitations of Internal Revenue Code section 162(m) and except as otherwise required by the terms of the applicable Award Agreement, during the period in which satisfaction of the conditions imposed on Restricted Stock is to be determined each Participant to whom Restricted Stock is issued may exercise full voting rights associated with that Restricted Stock and shall be entitled to receive all dividends and other distributions on that Restricted Stock; *provided, however*, that if a dividend or other distribution is paid in the form of shares of common stock, those shares shall also be considered Restricted Stock and shall be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock to which the dividend or distribution relates.

7.4 Internal Revenue Code Section 83(b) Election. The Plan Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election under Internal Revenue Code section 83(b). If a Participant makes an election under Internal Revenue Code section 83(b) concerning a Restricted Stock Award, the Participant must promptly file a copy of the election with 1st Financial Services Corporation.

ARTICLE 8
PERFORMANCE SHARES

8.1 Generally. Subject to the terms, restrictions, and conditions specified in the Plan or the Award Agreement, the granting or vesting of Performance Shares shall, in the Plan Committee's sole discretion, be based on achievement of performance objectives derived from one or more of the Performance Criteria specified in section 8.2. Performance Shares may be granted (*x*) to Covered Officers on terms and in a manner that qualifies as performance-based compensation under Internal Revenue Code section 162(m) or (*y*) to Employees who are not Covered Officers on terms and in any manner reasonably determined by the Plan Committee. Unless an Award Agreement provides otherwise, Performance Shares awarded under this Plan are intended to satisfy the requirements for exclusion from coverage under Internal Revenue Code section 409A. All Performance Share Award Agreements shall be construed and administered consistent with that intention. Despite any contrary provision in this Plan, the Plan Committee shall not have the authority to accelerate the vesting of or to amend a Covered Officer's Performance Share award (including but not limited to waiver of performance conditions to vesting) if (*x*) accelerated vesting or amendment of the award would disqualify the award from performance-based compensation treatment under Internal Revenue Code section 162(m) and (*y*) all or part of the award would as a result be non-deductible by 1st Financial Services Corporation under section 162(m).

8.2 Performance Criteria. (a) Vesting of Performance Shares that are intended to qualify as performance-based compensation under Internal Revenue Code section 162(m) shall be based on one or more or any combination of the following criteria (the "Performance Criteria") and may be applied solely with reference to 1st Financial Services Corporation, to a Related Entity, to 1st Financial Services Corporation and a Related Entity, or relatively between 1st Financial Services Corporation, a Related Entity, or both and one or more unrelated entities –

1) net earnings or net income (before or after taxes),
2) earnings per share,
3) deposit or asset growth,
4) net operating income,
5) return measures (including return on assets and equity),
6) fee income,
7) earnings before or after taxes, interest, depreciation and/or amortization,
8) interest spread,
9) productivity ratios,
10) share price, including but not limited to growth measures and total stockholder return,
11) expense targets,
12) credit quality,
13) efficiency ratio,
14) market share,
15) customer satisfaction, and
16) net income after cost of capital.

(b) Vesting of Performance Shares granted to Participants who are not Covered Officers may be based on one or more or any combination of the Performance Criteria listed in section 8.2(a) or on other factors the Plan Committee considers relevant and appropriate.

(c) Different Performance Criteria may be applied to individual Employees or to groups of Employees and, as specified by the Plan Committee, may be based on the results achieved (*x*) separately by 1st Financial Services Corporation or any Related Entity, (*y*) by any combination of 1st Financial Services Corporation and Related Entities, or (*z*) by any combination of segments, products, or divisions of 1st Financial Services Corporation and Related Entities.

(d) The Plan Committee shall make appropriate adjustments of Performance Criteria to reflect the effect on any Performance Criteria of any stock dividend or stock split affecting 1st Financial Services Corporation common stock, a recapitalization (including without limitation payment of an extraordinary dividend), merger, consolidation, combination, spin-off, distribution of assets to stockholders, exchange of shares, or similar corporate change. Also, the Plan Committee shall make a similar adjustment to any portion of a Performance Criterion that is not based on 1st Financial Services Corporation common stock but that is affected by an event having an effect similar to those described. As permitted under Internal Revenue Code section 162(m), the Plan Committee may make appropriate adjustments of Performance Criteria to reflect a substantive change in an Employee's job description or assigned duties and responsibilities.

(e) Performance Criteria shall be established in an associated Award Agreement as soon as administratively practicable after the criteria are established, but in the case of Covered Officers no later than the earlier of (*x*) 90 days after the beginning of the applicable Performance Period and (*y*) the expiration of 25% of the applicable period in which satisfaction of the applicable Performance Criteria is to be determined.

8.3 Earning Performance Shares. Except as otherwise provided in the Plan or the Award Agreement, at the end of each applicable period in which satisfaction of the Performance Criteria is to be determined, the Plan Committee shall certify that the Employee has or has not satisfied the Performance Criteria. Performance Shares shall then be –

(a) forfeited to the extent the Plan Committee certifies that the Performance Criteria are not satisfied, or

(b) to the extent the Performance Criteria are certified by the Plan Committee as having been satisfied, distributed to the Employee in the form of shares of 1st Financial Services Corporation common stock (unless otherwise specified in the Award Agreement) on or before the later of (*x*) the 15th day of the third month after the end of the Participant's first taxable year in which the Plan Committee certifies that the related Performance Criteria are satisfied and (*y*) the 15th day of the third month after the end of 1st Financial Services Corporation's first taxable year in which the Plan Committee certifies that the related Performance Criteria are satisfied. However, the Performance Shares may be distributed later if 1st Financial Services Corporation reasonably determines that compliance with that schedule is not administratively practical and if the distribution is made as soon as practical.

8.4 Rights Associated with Performance Shares. During the applicable period in which satisfaction of the Performance Criteria is to be determined, Performance Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. During the applicable period in which satisfaction of the Performance Criteria is to be determined and unless the Award Agreement provides otherwise, Employees may not exercise voting rights associated with their Performance Shares and all dividends and other distributions paid on Performance Shares shall be held by 1st Financial Services Corporation as escrow agent. At the end of the period in which satisfaction of the applicable Performance Criteria is to be determined, dividends or other distributions held in escrow shall be distributed to the Participant or forfeited as provided in section 8.3. No interest or other accretion shall be credited on dividends or other distributions held in escrow. If a dividend or other distribution is paid in the form of shares of common stock, the shares shall be subject to the same restrictions on transferability and forfeitability as the shares of 1st Financial Services Corporation common stock to which the dividend or distribution relates.

ARTICLE 9
STOCK APPRECIATION RIGHTS

9.1 SAR Grants. Subject to the terms of the Plan and the associated Award Agreement, the Plan Committee may grant SARs to Employees at any time during the term of this Plan. Unless an Award Agreement provides otherwise, SARs awarded under this Plan are intended to satisfy the requirements for exclusion from coverage under Internal Revenue Code section 409A. All SAR Award Agreements shall be construed and administered consistent with that intention.

9.2 Exercise Price. The Exercise Price specified in the Award Agreement shall not be less than 100% of the Fair Market Value of a share of 1st Financial Services Corporation common stock on the date of grant.

9.3 Exercise and Settling of SARs. SARs shall be exercisable according to the terms specified in the Award Agreement. A Participant exercising an SAR shall receive whole shares of 1st Financial Services Corporation common stock or cash (as determined in the Award Agreement) having a value equal to (a) the excess of (*x*) the Fair Market Value of a share of 1st Financial Services Corporation common stock on the exercise date over (*y*) the Exercise Price, multiplied by (b) the number of shares of 1st Financial Services Corporation common stock for which the SAR is exercised. The value of any fractional share of 1st Financial Services Corporation common stock produced by this formula shall be settled in cash.

ARTICLE 10
TERMINATION

10.1 Termination for Cause. (a) If a Participant's employment or director service terminates for Cause or if in 1st Financial Services Corporation's judgment a basis for termination for Cause exists, all Awards held by the Participant that are outstanding shall be forfeited, regardless of whether the Awards are exercisable and regardless of whether Participant's employment or director service with 1st Financial Services Corporation or a Related Entity actually terminates, except that Restricted Stock or Performance Shares that have been released from escrow and distributed to the Participant shall not be affected by termination for Cause.

(b) The term "Cause" shall mean one or more of the acts described in this section 10.1. However, Cause shall not be deemed to exist merely because the Participant is absent from active employment during periods of paid time off, consistent with the applicable paid time-off policy of 1st Financial Services Corporation or the Related Entity with which the Participant is employed, as the case may be, sickness or illness or while suffering from an incapacity due to physical or mental illness, including a condition that does or may constitute a Disability, or other period of absence approved by 1st Financial Services Corporation or the Related Entity, as the case may be:

1) an act of fraud, intentional misrepresentation, embezzlement, misappropriation, or conversion by the Participant of the assets or business opportunities of 1st Financial Services Corporation or a Related Entity,

2) conviction of the Participant of or plea by the Participant of guilty or no contest to a felony or a misdemeanor,

3) violation by the Participant of the written policies or procedures of 1st Financial Services Corporation or the Related Entity with which the Participant is employed, including but not limited to violation of 1st Financial Services Corporation's or the Related Entity's code of ethics,

4) unless disclosure is inadvertent, disclosure to unauthorized persons of any confidential information not in the public domain relating to 1st Financial Services Corporation's or a Related Entity's business, including all processes, inventions, trade secrets, computer programs, technical data, drawings or designs, information concerning pricing and pricing policies, marketing techniques, plans and forecasts, new product information, information concerning methods and manner of operations, and information relating to the identity and location of all past, present, and prospective customers and suppliers,

5) intentional breach of any contract with or violation of any legal obligation owed to 1st Financial Services Corporation or a Related Entity,

6) dishonesty relating to the duties owed by the Participant to 1st Financial Services Corporation or a Related Entity,

7) the Participant's willful and continued refusal to substantially perform assigned duties, other than refusal resulting from sickness or illness or while suffering from an incapacity due to physical or mental illness, including a condition that does or may constitute a Disability,

8) the Participant's willful engagement in gross misconduct materially and demonstrably injurious to 1st Financial Services Corporation or a Related Entity,

9) the Participant's breach of any term of this Plan or an Award Agreement,

10) intentional cooperation with a party attempting a Change in Control of 1st Financial Services Corporation, unless 1st Financial Services Corporation's board of directors approves or ratifies the Participant's action before the Change in Control or unless the Participant's cooperation is required by law, or

11) any action that constitutes cause as defined in any written agreement between the Participant and 1st Financial Services Corporation or a Related Entity.

10.2 Termination for any Other Reason. Unless specified otherwise in the Award Agreement or in this Plan and except as provided in section 10.1, the portion of a Participant's outstanding Award that is unvested and unexercisable when the Participant's employment or director service terminates shall be forfeited and the portion of any Restricted Stock Award or Performance Share Award that is unvested and held in escrow shall be forfeited. Options and SARs that are exercisable when termination occurs shall be forfeited if not exercised before the earlier of (*x*) the expiration date specified in the Award Agreement or (*y*) 90 days after the termination date.

ARTICLE 11
EFFECT OF A CHANGE IN CONTROL

11.1 Definition of Change in Control. The term "Change in Control" shall have the meaning given in any written agreement between the Employee and 1st Financial Services Corporation or a Related Entity. However, if an Award is subject to Internal Revenue Code section 409A, the term Change in Control shall have the meaning given in section 409A. If an Award is not subject to Internal Revenue Code section 409A and if the term Change in Control is not defined in a written agreement between the Employee and 1st Financial Services Corporation or a Related Entity, any of the following events occurring on or after the date this Plan becomes effective under section 1.2 shall constitute a Change in Control –

(a) *Change in board composition.* If individuals who constitute 1st Financial Services Corporation's board of directors on the date this Plan becomes effective under section 1.2 (the "*Incumbent Directors*") cease for any reason to constitute a majority of the board of directors. A person who becomes a director after the date this Plan becomes effective and whose election or nomination for election is approved by a vote of at least two-thirds (2/3) of the Incumbent Directors on the board of directors shall be deemed to be an Incumbent Director. The necessary two-thirds approval may take the form of a specific vote on that person's election or nomination or approval of 1st Financial Services Corporation's proxy statement in which the person is named as a nominee for director, without written objection by Incumbent Directors to the nomination. A person elected or nominated as a director of 1st Financial Services Corporation initially as the result of an actual or threatened director-election contest or any other actual or threatened solicitation of proxies by or on behalf of any person other than 1st Financial Services Corporation's board of directors shall never be considered an Incumbent Director unless at least two-thirds (2/3) of the Incumbent Directors specifically vote to treat that person as an Incumbent Director.

(b) *Significant ownership change.* If any person directly or indirectly is or becomes the beneficial owner of securities whose combined voting power in the election of 1st Financial Services Corporation's directors is –

1) 50% or more of the combined voting power of all of 1st Financial Services Corporation's outstanding securities eligible to vote for the election of 1st Financial Services Corporation directors,

2) 25% or more, but less than 50%, of the combined voting power of all of 1st Financial Services Corporation's outstanding securities eligible to vote in the election of 1st Financial Services Corporation's directors, except that an event described in this paragraph (b)(2) shall not constitute a Change in Control if it is the result of any of the following acquisitions of 1st Financial Services Corporation's securities –

(a) by 1st Financial Services Corporation or a Related Entity, reducing the number of 1st Financial Services Corporation securities outstanding (unless the person thereafter becomes the beneficial owner of additional securities that are eligible to vote in the election of 1st Financial Services Corporation directors, increasing the person's beneficial ownership by more than one percent),

(b) by or through an employee benefit plan sponsored or maintained by 1st Financial Services Corporation or a Related Entity and described (or intended to be described) in Internal Revenue Code section 401(a),

(c) by or through an equity compensation plan maintained by 1st Financial Services Corporation or a Related Entity, including this Plan and any program described in Internal Revenue Code section 423,

(d) by an underwriter temporarily holding securities in an offering of securities,

(e) in a Non-Control Transaction, as defined in section 11.1(c); or

(f) in a transaction (other than one described in section 11.1(c)) in which securities eligible to vote in the election of 1st Financial Services Corporation directors are acquired from 1st Financial Services Corporation, if a majority of the Incumbent Directors approves a resolution providing expressly that the acquisition shall not constitute a Change in Control.

(c) *Merger.* Consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving 1st Financial Services Corporation or a Related Entity and requiring approval of 1st Financial Services Corporation's stockholders, whether for the transaction or for the issuance of securities in the transaction (a "*Business Combination*"), unless immediately after the Business Combination –

1) more than 50% of the total voting power of either (*x*) the corporation resulting from consummation of the Business Combination (the "*Surviving Corporation*") or, if applicable, (*y*) the ultimate parent corporation that directly or indirectly beneficially owns 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "*Parent Corporation*") is represented by securities that were eligible to vote in the election of 1st Financial Services Corporation directors and that were outstanding immediately before the Business Combination (or, if applicable, represented by securities into which the 1st Financial Services Corporation securities were converted in the Business Combination), and that voting power among the holders thereof is in substantially the same proportion as the voting power of securities eligible to vote in the election of 1st Financial Services Corporation directors among the holders thereof immediately before the Business Combination,

2) no person (other than any employee benefit plan sponsored or maintained by the Surviving Corporation or the Parent Corporation or any employee stock benefit trust created by the Surviving Corporation or the Parent Corporation) directly or indirectly is or becomes the beneficial owner of 25% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation), and

3) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) were Incumbent Directors when the initial agreement providing for the Business Combination was approved by 1st Financial Services Corporation's board of directors.

A Business Combination satisfying all of the criteria specified in clauses (1), (2), and (3) of this section 11.1(c) shall constitute a "*Non-Control Transaction*," or

(d) *Sale of Assets.* If 1st Financial Services Corporation's stockholders approve a plan of complete liquidation or dissolution of 1st Financial Services Corporation or a sale of all or substantially all of its assets, but in any case if and only if 1st Financial Services Corporation's assets are transferred to an entity not owned directly or indirectly by 1st Financial Services Corporation or its stockholders.

11.2 Effect of Change in Control. If a Change in Control occurs, the Plan Committee shall have the right in its sole discretion to –

(a) accelerate the exercisability of any or all Options or SARs, despite any limitations contained in the Plan or Award Agreement,

(b) accelerate the vesting of Restricted Stock, despite any limitations contained in the Plan or Award Agreement,

(c) accelerate the vesting of Performance Shares, despite any limitations contained in the Plan or Award Agreement,

(d) cancel any or all outstanding Options, SARs, unvested Restricted Stock, and Performance Shares in exchange for the kind and amount of shares of the surviving or new corporation, cash, securities, evidences of indebtedness, other property, or any combination thereof that the holder of the Option, SAR, unvested Restricted Stock, or Performance Share would have received upon consummation of the Change-in-Control transaction (the "*Acquisition Consideration*") had the Restricted Stock been vested or had the Option, SAR, or Performance Share been exercised or converted into shares of 1st Financial Services Corporation common stock before the transaction, less the applicable exercise or purchase price,

(e) cause the holders of any or all Options, SARs, and Performance Shares to have the right during the term of the Option, SAR, or Performance Share to receive upon exercise – or cause the holders of unvested Restricted Stock to receive – the Acquisition Consideration receivable upon consummation of the transaction by a holder of the number of shares of 1st Financial Services Corporation common stock that might have been obtained upon exercise or conversion of all or any portion thereof, less the applicable exercise or purchase price therefore, or to convert the Stock Option, SAR, unvested Restricted Stock, or Performance Share into a stock option, appreciation right, restricted share, or performance share relating to the surviving or new corporation in the transaction, or

(f) take such other action as it deems appropriate to preserve the value of the Award to the Participant.

The Plan Committee may provide for any of the foregoing actions in an Award Agreement in advance, may provide for any of the foregoing actions in connection with the Change in Control, or both. Alternatively, the Plan Committee shall also have the right to require any purchaser of 1st Financial Services Corporation's assets or stock, as the case may be, to take any of the actions set forth in the preceding sentence as such purchaser may determine to be appropriate or desirable. The manner of application and interpretation of the provisions of this section 11.2 shall be determined by the Plan Committee in its sole and absolute discretion. Despite any provision of this Plan or an Award Agreement to the contrary, a Participant shall not be entitled to any amount under this Plan if he or she acted in concert with any person to effect a Change in Control, unless the Participant acted at the specific direction of 1st Financial Services Corporation's board of directors and in his or her capacity as an employee of 1st Financial Services Corporation or a Related Entity. For purposes of this Plan the term "*person*" shall be as defined in section 3(a)(9) and as used in sections 13(d)(3) and 14(d) (2) of the Securities Exchange Act of 1934, and the terms "*beneficial owner*" and "*beneficial ownership*" shall have the meaning given in the Securities and Exchange Commission's Rule 13d-3 under the Securities Exchange Act of 1934.

The Plan Committee shall not have the discretion, however, to accelerate the vesting or exercisability of any Award held by a Covered Officer to the extent that (*x*) the Award is eligible for the exemption of performance-based compensation from the deduction limitation of Internal Revenue Code section 162(m) and (*y*) the existence of the Plan Committee's authority to accelerate vesting or exercisability or actual acceleration of vesting or exercisability would render unavailable for the Award the exemption of performance-based compensation from the deduction limitation of Internal Revenue Code section 162(m).

ARTICLE 12
AMENDMENT, MODIFICATION, AND TERMINATION OF THIS PLAN

1st Financial Services Corporation may terminate, suspend, or amend the Plan at any time without stockholder approval, unless stockholder approval is necessary to satisfy applicable requirements imposed by (*a*) Rule 16b-3 under the Securities Exchange Act of 1934, or any successor rule or regulation, (*b*) the Internal Revenue Code, which requirements may include qualification of an Award as performance-based compensation under Internal Revenue Code section 162(m), or (c) any securities exchange, market, or other quotation system on or through which 1st Financial Services Corporation's securities are listed or traded. However, no Plan amendment shall (*x*) result in the loss of a Plan Committee member's status as a "non-employee director," as that term is defined in Rule 16b-3 under the Securities Exchange Act of 1934 or any successor rule or regulation, (*y*) cause the Plan to fail to satisfy the requirements imposed by Rule 16b-3, or (*z*) without the affected Participant's consent (and except as specifically provided otherwise in this Plan or the Award Agreement), adversely affect any Award granted before the amendment, modification, or termination. Despite any provision in the Plan, including this Article 12, to the contrary, 1st Financial Services Corporation shall have the right to amend the Plan and any Award Agreements without additional consideration to affected Participants if amendment is necessary to avoid penalties arising under Internal Revenue Code section 409A, even if the amendment reduces, restricts, or eliminates rights granted under the Plan, the Award Agreement, or both before the amendment.

ARTICLE 13
ISSUANCE OF SHARES AND SHARE CERTIFICATES

13.1 Issuance of Shares. 1st Financial Services Corporation shall issue or cause to be issued shares of its common stock as soon as practicable upon exercise or conversion of an Award that is payable in shares of 1st Financial Services Corporation common stock. No shares shall be issued until full payment is made, if payment is required by the terms of the Award. Until a stock certificate evidencing the shares is issued and except as otherwise provided in this Plan, no right to vote or receive dividends or any other rights as a stockholder shall exist for the shares of 1st Financial Services Corporation common stock to be issued, despite the exercise or conversion of the Award payable in shares, except as may be otherwise provided in this Plan. Issuance of a stock certificate shall be evidenced by the appropriate entry on the books of 1st Financial Services Corporation or of a duly authorized transfer agent of 1st Financial Services Corporation

13.2 Delivery of Share Certificates. 1st Financial Services Corporation shall not be required to issue or deliver any certificates until all of the following conditions are fulfilled –

(a) payment in full for the shares and for any tax withholding,

(b) completion of any registration or other qualification of the shares the Plan Committee in its discretion deems necessary or advisable under any Federal or state laws or under the rulings or regulations of the Securities and Exchange Commission or any other regulating body,

(c) if 1st Financial Services Corporation common stock is listed on The Nasdaq Stock Market or another exchange, admission of the shares to listing on The Nasdaq Stock Market or the other exchange,

(d) if the offer and sale of shares of 1st Financial Services Corporation common stock is not registered under the Securities Act of 1933, qualification of the offer and sale as a private placement under the Securities Act of 1933 or qualification under another registration exemption under the Securities Act of 1933,

(e) obtaining any approval or other clearance from any Federal or state governmental agency the Plan Committee in its discretion determines to be necessary or advisable, and

(f) the Plan Committee is satisfied that the issuance and delivery of shares of 1st Financial Services Corporation common stock under this Plan complies with applicable Federal, state, or local law, rule, regulation, or ordinance or any rule or regulation of any other regulating body, for which the Plan Committee may seek approval of 1st Financial Services Corporation's counsel.

13.3 Applicable Restrictions on Shares. Shares of 1st Financial Services Corporation common stock issued may be subject to such stock transfer orders and other restrictions as the Plan Committee may determine are necessary or advisable under any applicable Federal or state securities law rules, regulations and other requirements, the rules, regulations and other requirements of The Nasdaq Stock Market or any stock exchange upon which 1st Financial Services Corporation common stock is listed, and any other applicable Federal or state law. Certificates for the common stock may bear any restrictive legends the Plan Committee considers appropriate.

13.4 Book Entry. Instead of issuing stock certificates evidencing shares, 1st Financial Services Corporation may use a book entry system in which a computerized or manual entry is made in the records of 1st Financial Services Corporation to evidence the issuance of shares of 1st Financial Services Corporation common stock. 1st Financial Services Corporation's records are binding on all parties, unless manifest error exists.

ARTICLE 14
MISCELLANEOUS

14.1 Assignability. Except as described in this section or as provided in section 14.2, an Award may not be transferred except by will or by the laws of descent and distribution, and an Award may be exercised during the Participant's lifetime solely by the Participant or by the Participant's guardian or legal representative. However, with the permission of the Plan Committee a Participant or a specified group of Participants may transfer Awards other than Incentive Stock Options to a revocable *inter vivos* trust of which the Participant is the settlor, or may transfer Awards other than Incentive Stock Options to a member of the Participant's immediate family, a revocable or irrevocable trust established solely for the benefit of the Participant's immediate family, a partnership or limited liability company whose only partners or members are members of the Participant's immediate family, or an organization described in Internal Revenue Code section 501(c)(3). An Award transferred to one of these permitted transferees shall continue to be subject to all of the terms and conditions that applied to the Award before the transfer and to any other rules prescribed by the Plan Committee. A permitted transferee may not retransfer an Award except by will or by the laws of descent and distribution, and the transfer by will or by the laws of descent and distribution must be a transfer to a person who would be a permitted transferee according to this section 14.1.

14.2 Beneficiary Designation. Each Participant may name a beneficiary or beneficiaries to receive or to exercise any vested Award that is unpaid or unexercised at the Participant's death. Beneficiaries may be named contingently or successively. Unless otherwise provided in the beneficiary designation, each designation made shall revoke all prior designations made by the same Participant. A beneficiary designation must be made on a form prescribed by the Plan Committee and shall not be effective until filed in writing with the Plan Committee. If a Participant has not made an effective beneficiary designation, the deceased Participant's beneficiary shall be his or her surviving spouse or, if none, the deceased Participant's estate. None of 1st Financial Services Corporation, its board of directors, or the Plan Committee is required to infer a beneficiary from any other source. The identity of a Participant's designated beneficiary shall be based solely on the information included in the latest beneficiary designation form completed by the Participant and shall not be inferred from any other evidence.

14.3 No Implied Rights to Awards or Continued Services. No potential participant has any claim or right to be granted an Award under this Plan, and there is no obligation of uniformity of treatment of participants under this Plan. Nothing in the Plan guarantees or shall be construed to guarantee that any Participant will receive a future Award. Neither this Plan nor any Award shall be construed as giving any individual any right to continue as an Employee or Director of 1st Financial Services Corporation or a Related Entity. Neither the Plan nor any Award shall constitute a contract of employment, and 1st Financial Services Corporation expressly reserves to itself and all Related Entities the right at any time to terminate employees free from liability or any claim under this Plan, except as may be specifically provided in this Plan or in an Award Agreement.

14.4 Tax Withholding. (a) 1st Financial Services Corporation shall withhold from other amounts owed to the Participant or require a Participant to remit to 1st Financial Services Corporation an amount sufficient to satisfy federal, state, and local withholding tax requirements on any Award, exercise, or cancellation of an Award or purchase of stock. If these amounts are not to be withheld from other payments due to the Participant or if there are no other payments due to the Participant, 1st Financial Services Corporation shall defer payment of cash or issuance of shares of stock until the earlier of (*x*) 30 days after the settlement date, or (*y*) the date the Participant remits the required amount.

(b) If the Participant does not remit the required amount within 30 days after the settlement date, 1st Financial Services Corporation shall permanently withhold from the value of the Awards to be distributed the minimum amount required to be withheld to comply with applicable federal, state, and local income, wage, and employment taxes, distributing the balance to the Participant.

(c) In its sole discretion, which may be withheld for any reason or for no reason, the Plan Committee may permit a Participant to reimburse 1st Financial Services Corporation for this tax withholding obligation through one or more of the following methods, subject to conditions the Plan Committee establishes –

1) having shares of stock otherwise issuable under the Plan withheld by 1st Financial Services Corporation, but only to the extent of the minimum amount that must be withheld to comply with applicable state, federal, and local income, employment, and wage tax laws,

2) delivering to 1st Financial Services Corporation previously acquired shares of 1st Financial Services Corporation common stock,

3) remitting cash to 1st Financial Services Corporation, or

4) remitting a personal check immediately payable to 1st Financial Services Corporation

14.5 Indemnification. Each individual who is or was a member of 1st Financial Services Corporation's board of directors or Plan Committee shall be indemnified and held harmless by 1st Financial Services Corporation against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be made a party or in which he or she may be involved by reason of any action taken or not taken under the Plan as a director of 1st Financial Services Corporation or as a Plan Committee member and against and from any and all amounts paid, with 1st Financial Services Corporation's approval, by him or her in settlement of any matter related to or arising from the Plan as a 1st Financial Services Corporation director or as a Plan Committee member or paid by him or her in satisfaction of any judgment in any action, suit or proceeding relating to or arising from the Plan against him or her as a 1st Financial Services Corporation director or as a Plan Committee member, but only if he or she gives 1st Financial Services Corporation an opportunity at its expense to handle and defend the matter before he or she undertakes to handle and defend it in his or her own behalf. The right of indemnification described in this section is not exclusive and is independent of any other rights of indemnification to which the individual may be entitled under 1st Financial Services Corporation's organizational documents, by contract, as a matter of law, or otherwise.

14.6 No Limitation on Compensation. Nothing in the Plan shall be construed to limit the right of 1st Financial Services Corporation to establish other plans or to pay compensation to its employees or directors in cash or property in a manner not expressly authorized under the Plan.

14.7 Governing Law. The Plan and all agreements hereunder shall be construed in accordance with and governed by the laws, other than laws governing conflict of laws, of the State of North Carolina. This Plan is not intended to be governed by the Employee Retirement Income Security Act of 1974. The Plan shall be construed and administered in a manner consistent with that intent.

14.8 No Impact on Benefits. Plan Awards are not compensation for purposes of calculating a Participant's rights under any employee benefit plan that does not specifically require the inclusion of Awards in benefit calculations.

14.9 Securities and Exchange Commission Rule 16b-3. The Plan is intended to comply with all applicable conditions of Securities and Exchange Commission Rule 16b-3 under the Securities Exchange Act of 1934, as that rule may be amended from time to time. All transactions involving a Participant who is subject to beneficial ownership reporting under section 16(a) of the Securities Exchange Act of 1934 shall be subject to the conditions set forth in Rule 16b-3, regardless of whether the conditions are expressly set forth in this Plan, and any provision of this Plan that is contrary to Rule 16b-3 shall not apply to that Participant.

14.10 Internal Revenue Code Section 162(m). The Plan is intended to comply with applicable requirements of section 162(m) for exemption of performance-based compensation from the deduction limitations of section 162(m). Unless the Plan Committee expressly determines otherwise, any provision of this Plan that is contrary to those section 162(m) exemption requirements shall not apply to an Award that is intended to qualify for the exemption for performance-based compensation.

14.11 Successors. All obligations of 1st Financial Services Corporation under Awards granted under this Plan are binding on any successor to 1st Financial Services Corporation, whether as a result of a direct or indirect purchase, merger, consolidation, or otherwise of all or substantially all of the business or assets of 1st Financial Services Corporation.

14.12 Severability. If any provision of this Plan or the application thereof to any person or circumstances is held to be illegal or invalid, the illegality or invalidity shall not affect the remaining parts of this Plan or other applications, and this Plan is to be construed and enforced as if the illegal or invalid provision had not been included.

14.13 No Golden Parachute Payments. Despite any provision in this Plan or in an Award Agreement to the contrary, 1st Financial Services Corporation shall not be required to make any payment under this Plan or an Award Agreement that would be a prohibited golden parachute payment within the meaning of section 18(k) of the Federal Deposit Insurance Act.

APPENDIX C

2008 EMPLOYEE STOCK PURCHASE PLAN
1ST FINANCIAL SERVICES CORPORATION

ARTICLE 1
DEFINITIONS

When used in this 2008 Employee Stock Purchase Plan, the following words, terms, and phrases have the meanings given in this Article 1 unless another meaning is expressly provided elsewhere in this document or is clearly required by the context. When applying these definitions and any other word, term, or phrase used in this 2008 Employee Stock Purchase Plan, the form of any word, term, or phrase shall include any and all of its other forms.

1.1 **Board** means the board of directors of 1st Financial Services Corporation.

1.2 **Code** means the Internal Revenue Code of 1986, as amended or superseded after the date this Plan becomes effective, and any applicable rulings or regulations issued under the Internal Revenue Code of 1986.

1.3 **Common Stock** means the common stock of the Company.

1.4 **Company** means 1st Financial Services Corporation, a North Carolina corporation.

1.5 **Compensation** means all base, straight-time, gross earnings, but excluding and payments, income, or awards for or associated with overtime, shift premiums and commissions, incentive compensation, incentive payments, bonuses, equity-based awards, and other awards and compensation.

1.6 **Employee** means any individual who is an employee of the Company or a Subsidiary for tax purposes, but excluding any employee whose customary employment with the Company and Subsidiary(ies) is for fewer than 20 hours per week. Employees of a Subsidiary that the Board in its sole discretion designates as ineligible to participate in the Plan shall not be eligible to participate in their capacity as employees of that ineligible Subsidiary. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company, but if the period of leave exceeds 90 days and if the individual's right to reemployment is not guaranteed by either statute or contract, the employment relationship shall be deemed to have terminated on the 91st day of leave.

1.7 **Fair Market Value** means the value of one share of the Common Stock, determined according to the following rules: (*x*) if the Common Stock is traded on an exchange or on an automated quotation system giving closing prices, the reported closing price on the relevant date if it is a trading day and otherwise on the next trading day, (*y*) if the Common Stock is traded over-the-counter with no reported closing price, the mean between the highest bid and the lowest asked prices on that quotation system on the relevant date if it is a trading day and otherwise on the next trading day, or (*z*) if neither clause (*x*) nor clause (*y*) applies, the fair market value as determined by the Plan Committee in good faith, consistent with rules prescribed under the Code.

1.8 **Offering Commencement Date** means the first day of each Offering Period.

1.9 **Offering Period** means a period of approximately six months during which funds may be accumulated for the exercise of options, beginning and ending as follows: beginning on the first Trading Day on or after January 1 and terminating on the last Trading Day in the period ending June 30, and beginning on the first Trading Day on or after July 1 and ending on the last Trading Day in the period ending December 31. The duration of Offering Periods may be changed under section 4.2.

1.10 **Participant** means an Employee who is eligible under section 3.1 to participate in this Plan and who elects to participate. No Employee who alone or together with any person whose stock would be attributed to the Employee under Code section 424(d) owns stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company shall be eligible for participation in this Plan. For this purpose stock owned shall include stock the Employee may have the right to acquire under outstanding options, warrants, or other purchase or conversion rights.

1.11 **Plan** means this 1st Financial Services Corporation 2008 Employee Stock Purchase Plan, as the same may be amended or restated from time to time.

1.12 **Plan Committee** means a committee consisting entirely of Company directors designated by the Board.

1.13 **Purchase Date** means the last Trading Day of each Offering Period.

1.14 **Purchase Price** means an amount equal to 95% of the Fair Market Value of a share of Common Stock on the Purchase Date.

1.15 **Reserves** means the number of shares of Common Stock covered by each option under the Plan that have not yet been acquired by exercise and the number of shares of Common Stock that have been authorized for issuance under the Plan but not yet placed under option.

1.16 **Subsidiary** means Mountain 1st Bank & Trust Company and any corporation, domestic or foreign, of which not less than 50% of the voting shares are held by the Company or another Subsidiary, whether the corporation exists now or is hereafter organized or acquired by the Company or the other Subsidiary.

1.17 **Trading Day** means a day on which national stock exchanges, including Nasdaq, are open for trading.

ARTICLE 2
PURPOSE, EFFECTIVE DATE, AND TERM

2.1 **Purpose.** The purpose of this Plan is to give to employees of the Company and Subsidiaries the opportunity to use accumulated payroll deductions to buy Company Common Stock. The Company intends that the Plan (*x*) qualify as an "Employee Stock Purchase Plan" under Code section 423 and (*y*) be considered non-compensatory for purposes of generally accepted accounting principles so that the Company will not be required to recognize compensation expense for the Plan. Accordingly, the provisions of the Plan shall be construed in a manner consistent with the requirements of Code section 423 and with the Company's desire to avoid compensation expense associated with the Plan.

2.2 **Effective Date.** This Plan shall become effective at the first Offering Commencement Date after its adoption by the Board, subject to approval of stockholders in accordance with Treasury Regulation section 1.423-2(c) within 12 months after Board adoption.

2.3 **Term of Plan.** Once effective, the Plan shall continue in effect for ten years from the first Offering Commencement Date unless sooner terminated by the Board under section 6.2.

ARTICLE 3
PARTICIPANTS

3.1 **Eligibility for Participation.** (a) On each Offering Commencement Date every person who is an Employee on that date is eligible to participate for the Offering Period beginning with that date, unless the person has not been an Employee for three or more months on that date. Part-time Employees, meaning any employee whose customary employment with the Company and Subsidiary(ies) is for fewer than 20 hours per week, are not eligible.

(b) Despite any contrary provision of this Plan, an Employee shall not be granted an option under the Plan (*x*) if immediately after the grant the Employee (or any other person whose stock would be attributed to the Employee under Code section 424(d)) would own stock, including outstanding options to purchase stock, possessing 5% or more of the total combined voting power or value of all classes of stock of the Company, or (*y*) if his or her options to purchase stock under all employee stock purchase plans of the Company and Subsidiaries, including this Plan, have a value of $25,000 or more (based on the Fair Market Value of the shares when the option is granted) in the aggregate for each calendar year in which the option is outstanding at any time.

3.2 Participation by Submitting a Subscription Agreement. Unless a later time for filing subscription agreements is fixed by the Board for all eligible Employees for a given Offering Period, an eligible Employee may become a Participant in the Plan by completing a subscription agreement and filing the subscription agreement with the Company's designated human resources representative at least ten business days before the Offering Commencement Date for the Offering Period in which the eligible Employee desires to be a Participant. The subscription agreement shall be in the form approved by the Plan Committee.

3.3 Payroll Deductions. (a) When a Participant files his or her subscription agreement with the Company's designated human resources representative, the Participant shall elect to have payroll deductions made on each payday during the Offering Period in an amount equal to a whole percentage, but not exceeding 15%, of the Compensation that he or she receives on each payday during the Offering Period. Payroll deductions for a Participant during an Offering Period shall begin with the first payroll date occurring on or after the applicable Offering Commencement Date and shall end on the last payroll date occurring on or before the Purchase Date of the Offering Period to which the authorization is applicable, unless sooner terminated by the Participant as provided in section 3.5.

(b) A Participant may not change the rate of his or her payroll deductions for an Offering Period during that Offering Period, but a Participant may change the rate of his or her payroll deductions for the next Offering Period by submitting a new subscription agreement at least ten days before the Offering Commencement Date of the next Offering Period. A Participant's subscription agreement shall remain in effect for successive Offering Periods unless terminated as provided in section 3.5 or replaced by a new subscription agreement as provided in this section 3.3(b) for future Offering Periods.

(c) Despite any contrary provision in this Plan however, a Participant's payroll deductions may be decreased to 0% of Compensation at any time during an Offering Period if necessary to comply with Code section 423(b)(8) and section 3.1(b) of this Plan. If that occurs, payroll deductions shall begin again at the rate provided in the Participant's subscription agreement at the beginning of the first Offering Period scheduled to end in the next calendar year, unless terminated by the Participant as provided in section 3.5.

3.4 Accounts and Reports. Individual accounts shall be maintained for each Participant. All payroll deductions made for a Participant shall be credited to his or her account under the Plan. A Participant may not make any additional payments into the account. A Participant's account is merely a bookkeeping account maintained by the Company, the account is not a trust fund of any kind, and concerning the account the Participant shall be a general unsecured creditor of the Company. Neither the Company nor any Subsidiary shall be obligated to segregate or hold in trust or escrow any funds in a Participant's account. Except for amounts not expended because of the Plan rule that fractional shares shall not be purchased, no amount of a Participant's accumulated payroll deductions shall be carried over from the end of one Offering Period to the beginning of another. Statements of account shall be given to Participants at least annually, which statements shall set forth the amount of payroll deductions, the Purchase Price, the number of shares purchased and the remaining cash balance, if any.

3.5 Withdrawal; Termination of Employment. (a) By written notice delivered to the Company's designated human resources representative, at any time until the 14th calendar day before the Purchase Date of an Offering Period, a Participant may withdraw all but not less than all of the payroll deductions credited to his or her account for that Offering Period and not yet used to exercise his or her option under the Plan. All of the Participant's payroll deductions credited to his or her account shall be paid to the withdrawing Participant promptly after receipt of notice of withdrawal. The withdrawing Participant's option for the Offering Period shall automatically be terminated and no further payroll deductions for the purchase of shares shall be made for the Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period or any Offering Period thereafter unless the Participant delivers to the Company a new subscription agreement.

(b) A Participant's withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any Offering Period that begins after termination of the Offering Period from which the Participant withdraws.

(c) If a Participant ceases to be an Employee for any reason on or before a Purchase Date of an Offering Period, he or she shall be deemed to have elected to withdraw from the Plan, the Participant's option shall be automatically terminated, and the payroll deductions credited to the Participant's account during the Offering Period shall be returned to the Participant or, in the case of his or her death, to the person or persons entitled thereto under Article 5.

3.6 **Interest.** No interest shall accrue on the payroll deductions of a Participant or on a Participant's account balance.

3.7 **Use of Funds.** All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose and the Company shall not be obligated to segregate payroll deductions.

ARTICLE 4
OFFERING PERIOD AND PURCHASE OPTION

4.1 **Shares Reserved.** The maximum number of shares of the Company's Common Stock available for sale under the Plan is 100,000 shares, subject to adjustment for changes in capitalization of the Company as provided in section 4.5. Shares sold under the Plan may consist in whole or in part of authorized and unissued shares or shares held in treasury by the Company. If on a given Purchase Date the number of shares for which options are to be exercised exceeds the number of shares then available under the Plan, the Company shall make a *pro rata* allocation of the shares remaining available for purchase in a manner as uniform as is practicable and as the Company determines to be equitable.

4.2 **Offering Periods.** The Plan shall be implemented by consecutive Offering Periods of six months' duration, with a new Offering Period beginning on the first Trading Day on or after January 1 and July 1 each year, or on such other date as the Board shall determine; *provided, however*, that the first Offering Period shall begin on a Trading Day specified by the Board and the first Offering Period may be of less than six months' duration. The Board shall have the power to change the duration and timing of future Offering Periods without stockholder approval.

4.3 **Option Grant.** Subject to the limitations in sections 3.1(b) and 3.5 and 4.1, on the Offering Commencement Date of each Offering Period, each Participant in that Offering Period shall be granted an option to purchase at the Purchase Price on the Purchase Date of the Offering Period a number of shares of Common Stock determined by dividing (*x*) the Participant's payroll deductions accumulated before the Purchase Date for that Offering Period and retained in the Participant's account as of the Purchase Date by (*y*) the applicable Purchase Price.

4.4 **Option Exercise.** (a) Unless a Participant withdraws from the Plan as provided in section 3.5 and except as necessary to ensure compliance with Code section 423, including but not limited to section 423(b)(8), a Participant's option for the purchase of shares shall be exercised automatically on the Purchase Date. The maximum number of whole shares subject to option shall be purchased for the Participant at the applicable Purchase Price with the accumulated payroll deductions in the Participant's account. No fractional shares shall be purchased. Any payroll deductions accumulated in a Participant's account that are insufficient to purchase a whole share shall be retained in the Participant's account for the next Offering Period, subject to earlier withdrawal by the Participant as provided in section 3.5. During a Participant's lifetime, a Participant's option to purchase shares under this Plan is exercisable solely by the Participant.

(b) As a condition to the exercise of an option, the Company may require the person exercising the option to represent and warrant that the shares are being purchased solely for investment and without any present intention to sell or distribute the shares if, in the opinion of counsel for the Company, such a representation is required by the Securities Act of 1933 and the rules and regulations promulgated thereunder.

(c) A Participant shall have no interest or voting right in shares he or she has the right to acquire by option exercise until the option is exercised.

(d) When an option is exercised in whole or in part or when some or all of the Common Stock issued under the Plan is disposed of, the Participant must make adequate provision for federal, state, or other tax withholding obligations, if any, arising upon the exercise of the option or the disposition of the Common Stock. The Company may but shall not be obligated to withhold from the Participant's compensation the amount necessary for the Company to satisfy applicable withholding obligations related to the Participant's tax obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Participant that may be available to the Company.

4.5 **Changes in Capitalization, Dissolution, or Merger or Asset Sale.** (a) *Changes in capitalization.* Subject to any required action by stockholders of the Company, the number of shares reserved under section 4.1, the maximum number of shares each Participant may purchase in an Offering Period, and the price per share of Common Stock covered by each option that has not yet been exercised shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; *provided, however,* that issuances of stock through equity-based compensation plans and conversion of convertible securities shall not be deemed to have been effected without receipt of consideration by the Company. Any adjustment required under this section 4.5 shall be made by the Board, whose determination shall be final and binding on all parties. Except as expressly provided in this Plan, no issuance by the Company of shares of stock of any class or of securities convertible into shares of stock of any class shall affect the number or price of shares of Common Stock subject to an option or require any other adjustment under this section 4.5. A change in capitalization shall have no effect on the $25,000 maximum stated in section 3.1(b), which shall remain fixed.

(b) *Dissolution or Liquidation.* If the Company proposes to dissolve or liquidate, the Offering Period then in progress shall be shortened by setting a new Purchase Date (the "New Purchase Date"), and shall terminate immediately before the consummation of the proposed dissolution or liquidation, unless provided otherwise by the Board. The New Purchase Date shall be before the date of the Company's proposed dissolution or liquidation. At least ten business days before the New Purchase Date, the Board shall notify each Participant in writing that the Purchase Date for the Participant's option has been changed to the New Purchase Date and that the Participant's option will be exercised automatically on the New Purchase Date, unless before the New Purchase Date the Participant withdraws from the Offering Period as provided in section 3.5.

(c) *Merger or Asset Sale.* If a merger of the Company with or into another corporation occurs, and if the Company is not the surviving entity in the merger, or if sale of all or substantially all of the assets of the Company occurs, each outstanding option shall be assumed or an equivalent option shall be substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If the successor corporation refuses to assume the option or substitute equivalent options, the Offering Period then in progress shall be shortened by setting a new Purchase Date (the "New Purchase Date"). The New Purchase Date shall be before the date of the Company's proposed sale or merger. At least ten business days before the New Purchase Date, the Board shall notify each Participant in writing that the Purchase Date for the Participant's option has been changed to the New Purchase Date and that the Participant's option will be exercised automatically on the New Purchase Date, unless before the New Purchase Date the Participant withdraws from the Offering Period as provided in section 3.5.

4.6 Delivery. (a) As promptly as practicable after each Purchase Date on which a purchase of shares occurs, the Company shall arrange the delivery to each Participant, to his or her broker, or to a broker designated by the Plan Committee, of a stock certificate representing the shares purchased by exercise of the Participant's option. Shares may be registered in the Participant's name or jointly in the name of the Participant and his or her spouse as joint tenants with right of survivorship.

(b) Shares shall not be issued unless the option exercise and the issuance and delivery of the shares will comply with all applicable provisions of law, domestic or foreign, including without limitation the Securities Act of 1933, the Securities Exchange Act of 1934, the rules and regulations promulgated thereunder, and the requirements of any stock exchange on which the shares may then be listed, and shall be further subject to the approval of counsel for the Company to ensure legal compliance.

ARTICLE 5
BENEFICIARIES AND TRANSFERABILITY

5.1 Designation of Beneficiary. A Participant may file with the Company's designated human resources representative a written designation of a beneficiary to receive shares, if any, from the Participant's Plan account in case the Participant's death occurs after a Purchase Date but before delivery of shares to the Participant. Likewise, a Participant may file with the Company's designated human resources representative a written designation of a beneficiary to receive cash from the Participant's Plan account in case the Participant's death occurs before exercise of the option. If a Participant is married but the designated beneficiary is not the spouse, written consent of the spouse shall be necessary for the Participant's beneficiary designation to be effective.

5.2 Change of Beneficiary Designation. A Participant may change his or her beneficiary designation at any time by written notice. If the Participant dies without a valid beneficiary designation or if the designated beneficiary predeceases the Participant, the Company shall deliver the Participant's shares and the Participant's cash to the personal representative of the Participant's estate. If to the best of the Company's knowledge no such personal representative has been appointed, the Company may in its discretion instead deliver the shares and cash to the Participant's spouse.

ARTICLE 6
MISCELLANEOUS

6.1. Non-Transferability. Neither payroll deductions credited to a Participant's account nor any right to exercise an option or receive shares under the Plan may be assigned, transferred, pledged, or otherwise disposed of by the Participant in any way other than by will, the laws of descent and distribution, or as provided in section 5.1. Any attempt at assignment, transfer, pledge, or other disposition shall be disregarded, but the Company may treat the attempt as an election to withdraw funds from an Offering Period in accordance with section 3.5.

6.2 Amendment or Termination. (a) The Board may at any time and for any reason terminate or amend the Plan. Except as provided in section 4.5 no such termination shall affect options previously granted, but the Board may terminate an Offering Period on any Purchase Date if the Board determines that termination of the Offering Period or the Plan is in the best interests of the Company and its stockholders. Except as provided in section 4.5, no amendment may make any change in a Participant's option if the amendment adversely affects the Participant's rights under the option. If the Board determines that stockholder approval of the amendment is necessary to comply with Rule 16b-3 under the Securities Exchange Act of 1934 or Code section 423 (or any other applicable law, regulation, or stock exchange rule), the amendment shall not become effective unless stockholder approval is first obtained as required.

(b) Without shareholder consent and without regard to whether any Participant's rights may be considered to have been adversely affected, the Board shall be entitled to (*w*) change the Offering Periods, the maximum amount of permitted payroll deductions, and the frequency and number of permitted changes in the amount withheld during an Offering Period, (*x*) permit payroll withholding exceeding the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, (*y*) establish reasonable waiting and adjustment periods and accounting and crediting procedures to ensure that amounts applied to the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and (*z*) establish such other limitations and procedures as the Board determines in its sole discretion are advisable.

(c) If the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board may, in its discretion and to the extent the Board determined to be necessary or desirable, modify or amend the Plan to reduce or eliminate the unfavorable accounting consequences including, but not limited to –

(*x*) altering the Purchase Price for any Offering Period, including an Offering Period under way at the time of the change in Purchase Price, or

(*y*) shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period under way at the time of the Board action.

The Board's modification or amendment of the Plan shall not require stockholder approval or the consent of any Plan Participant.

6.3 Plan Administration. The Plan shall be administered by the Plan Committee. The Plan Committee shall have full and exclusive discretionary authority to construe, interpret, and apply the terms of the Plan, to determine eligibility, and to adjudicate all disputed claims filed under the Plan. Every finding, decision, and determination made by the Plan Committee shall be final and binding upon all parties.

6.4 Notices. All notices or other communications by a Participant to the Company shall be deemed to have been duly given when received in the form specified by the Company at the location or by the person designated by the Company for the receipt thereof.

6.5 Additional Restrictions of Rule 16b-3. The terms and conditions of options granted hereunder to, and the purchase of shares by, Company directors and officers who are subject to section 16 of the Securities Exchange Act of 1934 shall comply with the applicable provisions of Securities and Exchange Commission Rule 16b-3. In the cases of Company directors and officers who are subject to section 16 of the Securities Exchange Act of 1934, this Plan and options issued to them shall be deemed to contain and the shares issued to them upon exercise of such options shall be subject to such additional conditions and restrictions as may be required by Rule 16b-3 to qualify for the maximum exemption from Securities Exchange Act section 16 for Plan transactions by them or on their behalf.

6.6 Stockholder Approval. Continuance of the Plan shall be subject to approval by the Company's stockholders within 12 months after the date the Plan is adopted by the Board.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
FEDERAL DEPOSIT INSURANCE CORPORATION
Washington, D.C. 20429

FORM 10-K/A
Amendment No. 1

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

FDIC Certificate Number - 57763

MOUNTAIN 1st BANK & TRUST COMPANY
(Exact name of Registrant as specified in its charter)

North Carolina	**20-1062814**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Jack Street
Hendersonville, North Carolina 28792
(Address of principal executive offices, including Zip Code)

(828) 697-3100
Registrant's telephone number, including area code

Securities registered under Section 12(b) of the Act:	**None**
Securities registered under Section 12(g) of the Act:	**Common Stock, $5.00 par value per share** (Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☐ **No** ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes** ☐ **No** ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☒ **No** ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes** ☐ **No** ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2007 was $79.8 million based on the closing sale price of the registrant's common stock as reported on the OTC Bulletin Board.

On April 28, 2008, there were 4,997,027 outstanding shares of Registrant's common stock.

MOUNTAIN 1ST BANK & TRUST COMPANY

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Mountain 1st Bank & Trust Company
Selected Financial Information and Other Data
(dollars in thousands, except share, per share and nonfinancial data)

	At Or For The Years Ended December 31,		$ Change	% Change
	2007	2006		
Operating Data:				
Total interest income	$ 40,740	$ 29,288	$ 11,452	39.10%
Total interest expense	19,675	13,429	6,246	46.51%
Net interest income	21,065	15,859	5,206	32.83%
Provision for loan losses	3,390	2,396	994	41.49%
Net interest income after provision for loan losses	17,675	13,463	4,212	31.29%
Noninterest income	4,294	3,505	789	22.51%
Noninterest expense	16,211	12,679	3,532	27.86%
Income before income taxes	5,758	4,289	1,469	34.25%
Income tax expense	2,218	1,509	709	46.98%
Net income	$ 3,540	$ 2,780	$ 760	27.34%
Per Share Data (1):				
Earnings (loss) per share - basic	$ 0.71	$ 0.56	$ 0.15	26.79%
Earnings(loss) per share - diluted	$ 0.66	$ 0.51	$ 0.15	29.41%
Book value	$ 9.25	$ 8.63	$ 0.62	7.18%
Weighted average shares outstanding (1)				
Basic	4,988,604	4,977,795		
Diluted	5,381,687	5,442,835		
Market price (closing)				
High	$ 25.80	$ 27.74		
Low	12.50	20.20		
Close (at December 31)	14.00	26.00		
Selected Balance Sheet Data:				
Total assets	$ 606,491	$ 476,414	$ 130,077	27.30%
Loans, gross (including loans held for sale)	521,943	379,198	142,745	37.64%
Allowance for loan losses	7,571	5,765	1,806	31.33%
Deposits	529,105	424,482	104,623	24.65%
Federal funds purchased and securities sold under agreements to repurchase	9,458	4,131	5,327	128.95%
Borrowings	15,000	-	$ 15,000	100.00%
Stockholders' equity	46,212	42,995	$ 3,217	7.48%
Selected Average Balances:				
Total assets	$ 543,518	$ 407,402	$ 136,116	33.41%
Loans, gross (including loans held for sale)	450,200	311,171	139,029	44.68%
Interest-earning assets	525,840	394,217	131,623	33.39%
Deposits	482,158	359,901	122,257	33.97%
Interest-bearing liabilities	440,245	324,153	116,092	35.81%
Stockholders' equity	45,120	41,655	3,465	8.32%
Selected Performance Ratios:				
Return on average assets	0.65%	0.68%		
Return on average equity	7.85%	6.67%		
Net interest spread	3.28%	3.29%		
Net interest margin	4.01%	4.02%		
Noninterest income to total revenue (2)	16.93%	18.10%		
Noninterest income to average assets	0.79%	0.86%		
Noninterest expense to average assets	2.98%	3.11%		
Asset Quality Ratios:				
Nonperforming loans to period-end loans (3)	0.26%	0.16%		
Allowance for loan losses to period-end loans (3)	1.46%	1.54%		
Allowance for loan losses to nonperforming loans	564.16%	943.54%		
Nonperforming assets to total assets	0.22%	0.13%		
Net charge-offs to average loans	0.35%	0.09%		
Capital Ratios:				
Total risk-based capital	10.44%	12.26%		
Tier 1 risk-based capital	9.18%	11.01%		
Leverage ratio	7.85%	9.18%		
Equity to assets ratio	7.62%	9.02%		
Other Data:				
Number of banking offices	14	11		
Number of full time equivalent employees	148	122		

(1) All per share and share amounts have been restated for stock splits
(2) Total revenue consists of net interest income and noninterest income
(3) Period-end loans excludes loans held for sale

PART I

ITEM 1. Description of Business

General

Mountain 1st Bank & Trust Company (the "Bank") was incorporated under the laws of the state of North Carolina on April 30, 2004 and opened for business on May 14, 2004 as a North Carolina chartered commercial bank. The Bank is engaged in general commercial banking primarily in nine western North Carolina counties including Buncombe, Cleveland, Haywood, Henderson, McDowell, Polk, Rutherford, Transylvania and Watauga. The Bank operates under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is headquartered at 101 Jack Street, Hendersonville, North Carolina 28792.

As a North Carolina bank, the Bank is subject to examination and regulation by the FDIC and the North Carolina Commissioner of Banks. The Bank is further subject to certain regulations of the Federal Reserve governing reserve requirements to be maintained against deposits and other matters. The business and regulation of the Bank are also subject to legislative changes from time to time. See "SUPERVISION AND REGULATION."

The Bank's primary market area is southwestern North Carolina. Its main office and Hendersonville South office are located in Hendersonville, North Carolina. The Bank also has full service branch offices in Arden, Asheville, Boone, Brevard, Columbus, Etowah, Forest City, Fletcher, Marion, Lake Lure, Shelby and Waynesville, North Carolina. The Bank's loans and deposits are primarily generated from within its local market areas.

During 2007, the Bank continued to experience accelerated growth. At December 31, 2007, the Bank's assets totaled $606.5 million representing an increase of $130.1 million or 27.3% as compared with year end 2006 assets of $476.4 million. Net income for the year ended December 31, 2007 totaled $3.5 million as compared with $2.8 million for 2006, representing an increase of 27.3%. Diluted earnings per share totaled $0.66 for 2007 compared with $0.51 per diluted share for 2006 for an increase of 29.4%. At December 31, 2007, the Bank's gross loans totaled $521.9 million as compared with $379.2 million while deposits amounted to $529.1 million as compared with $424.5 million and stockholders' equity increased to $46.2 million from $43.0 million. These totals represent increases of $142.7 million or 37.6%, $104.6 million or 24.7% and $3.2 million or 7.5%, respectively.

The Bank's primary source of revenue is interest and fee income from its lending activities. These lending activities consist principally of originating commercial operating and working capital loans, residential mortgage loans, home equity lines of credit, other consumer loans and loans secured by commercial real estate. Current lending strategy targets a loan to asset ratio of 75% to 82%. It is management's opinion that maintaining a loan to asset ratio in this range maximizes earnings potential while still providing adequate liquidity for the safe and sound operation of the Bank. At December 31, 2007, the Bank's gross loan to asset ratio was 86.1%, slightly above this target range, principally as a result of the loans currently being warehoused for Live Oak Bank (proposed) as discussed elsewhere herein. These loans are expected to be sold to Live Oak upon its receipt of a banking charter. Excluding these loans, the ratio of loans to assets would have been 80.3%. At December 31, 2007, the largest amount the Bank had outstanding to any one borrower and its affiliates was approximately $7.1 million.

Interest and dividend income from investment activities generally provides the second largest source of income to the Bank after interest on loans. Management has chosen to introduce little credit risk into the Bank's investment portfolio and as such it is comprised of debt and mortgage backed securities issued by agencies of the United States and Government Sponsored Enterprises. As a result of this strategy, the Bank has been able to avoid deteriorating credit issues and associated losses sustained recently by many institutions that invested in non-government guaranteed securities. Management expects to continue this practice for the foreseeable future. Furthermore, management has chosen to maintain a relatively short duration with respect to the investment portfolio as a whole. While this strategy has resulted in a slight reduction in portfolio yield, it has reduced the market price volatility and consequently, mark to market charges against the Bank's capital.

Deposits are the primary source of the Bank's funds for lending and other investment purposes. The Bank attracts both short and long-term deposits from the general public by offering a variety of accounts and rates. In addition to noninterest bearing checking accounts, the Bank offers statement savings accounts, negotiable order of withdrawal accounts, money market demand accounts, fixed interest rate certificates with varying maturities and IRA deposit accounts. During the fourth quarter of 2007 a significant change occurred within the financial markets as a result of the sub-prime mortgage crisis with its ensuing adverse effect on liquidity within the market as a whole. The changes experienced within the financial markets with respect to liquidity created a critical funding challenge especially for larger banks. As a result, many of these larger institutions reverted to local and regionalized CD markets to fill their liquidity shortfalls. As a result, during late 2007 and early 2008, these banks dramatically changed the pricing dynamics of many of the markets in which the Bank operates. Management has made a strategic decision to apply a disciplined pricing philosophy with respect to both loan and deposit pricing. Particularly relating to CD pricing during this period of market disruption, management has opted to begin to utilize lower cost wholesale sources of funds rather than pay the higher premiums on CDs which have been manifested as a result of actions taken by larger bank competitors. Management believes that CD pricing will revert to a more normalized level as liquidity returns to fixed income markets during 2008. Accordingly, during the fourth quarter of 2007, the Bank initiated its first use of wholesale funding. At December 31, 2007, a single advance had been made with the Federal Home Loan Bank of Atlanta in the amount of $15 million. Management expects to continue to utilize this and other wholesale sources as long as the liquidity and pricing disruption in the Bank's core CD markets persists, and may selectively use brokered deposits and internet deposits.

Throughout most of its history, the Bank has operated in an environment of rising interest rates. However, during the last quarter of 2007, the Federal Reserve's Federal Open Market Committee (FOMC) began to reduce short term interest rates in response to a weakening economy. Heretofore, management had structured the Bank's balance sheet with a relatively short duration. Interest rate risk, while relatively neutral, has been maintained with a slightly asset sensitive bias since the Bank's inception. Management considers this configuration to be favorable in most interest rate environments. The primary exception to this approach is a scenario in which short term interest rates are driven down dramatically and rapidly. Beginning in the fourth quarter of 2007 and continuing into early 2008, the FOMC began the most dramatic reduction in short term interest rates experienced in the U.S. in decades. In four months beginning with the fourth quarter of 2007, short term interest rates were reduced by 225 basis points with another 50 basis point reduction expected by the markets before the end of the first quarter of 2008. As a result of this unprecedented drop in short term interest rates and the asset sensitive structure of the Bank's balance sheet, management expects the Bank's earnings to be adversely impacted for at least the first half of 2008 until sufficient maturities occur in the Bank's CD portfolio to allow for repricing at lower market rates.

Competition and Market Area

Commercial banking in North Carolina is highly competitive, due in large part to our state's early adoption of statewide branching. Over the years, federal and state legislation (including the elimination of restrictions on interstate banking) has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly.

Banking also is highly competitive in our market. North Carolina is home to several of the largest commercial banks in the United States all of which have branches located in our nine county banking market. We compete with numerous national, regional and community commercial banks in our markets as well as several savings institutions.

Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, quality of customer service, community reputation, continuity of personnel and services, and in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of our competitors have greater resources, broader geographic markets, more extensive branch networks, and higher lending limits than we do. They also may offer a broader menu of products and services and can better afford and make more effective use of media advertising, support services, and electronic technology than we can. In terms of assets, we are one of the smaller commercial banks in North Carolina, and we cannot assure you that we will be or continue to be an effective competitor in our banking market. However, we believe that community banks can compete successfully by providing personalized service and making timely, local decisions, and that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from customers who become dissatisfied as their financial institutions grow larger. We also believe that the continued growth of our banking market affords an opportunity to capture new deposits.

Substantially all of our customers are individuals and small and medium-sized businesses. We differentiate ourselves from our larger competitors with our focus on relationship banking, personalized service, direct customer contact, and our ability to make credit and other business decisions locally. We also depend on our reputation as a community bank in our banking market, our involvement in the communities we serve, the experience of our senior management team, and the quality of the members of our teams charged with the day to day operation of the Bank. We believe our focus allows us to be more responsive to our customers' needs and more flexible in approving loans and customizing deposit products based on our personal knowledge of our customers.

The Bank's primary market area is the southwestern mountain region of North Carolina. The economy of the area is generally considered stable and growing. The primary economic drivers of the area are tourism and a burgeoning retirement industry which has provided a significant stimulus to residential and resort development. Although this area has relatively few large manufacturing facilities, it has numerous small to mid-sized businesses, which are our primary business customers. These businesses include agricultural producers, artisans and specialty craft manufacturers, small industrial manufacturers, and a variety of service oriented industries. Although there are numerous financial institutions that have operations in our area, only four other community commercial banks are headquartered in any of these counties.

Services

Our banking operations are primarily retail oriented and directed toward small to medium-sized businesses and individuals located in our banking markets. We derive the majority of our deposits and loans from customers in our banking markets, but we also make loans and have deposit relationships with commercial and consumer customers in areas surrounding our immediate banking markets. We provide most traditional commercial and consumer banking services, but our principal activities are taking demand and time deposits and making commercial and consumer loans. Our primary source of revenue is the interest income we derive from our lending activities.

Lending Activities

General. We provide a variety of commercial and consumer lending products to small to medium-sized businesses and individuals for various business and personal purposes, including term and installment loans, business and personal lines of credit, equity lines of credit and overdraft checking credit. For financial reporting purposes, our loan portfolio generally is divided into real estate loans, consumer installment loans, commercial and industrial loans (including agricultural production loans if any), and revolving consumer related plans. We currently make credit card services available to our customers through a correspondent relationship. Statistical information about our loan portfolio is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Real Estate Loans. Our real estate loan classification includes all loans secured by real estate. Real estate loans include loans made to purchase, refinance, construct or improve residential or commercial real estate, for real estate development purposes, and for various other commercial, agricultural and consumer purposes (which may or may not be related to our real estate collateral). On December 31, 2007, loans amounting to approximately 83.1% of our loan portfolio, excluding loans held for sale, were classified as real estate loans. This compares with 80.8% at December 31, 2006 and 84.3% at December 31, 2005. While we do originate long term fixed rate residential mortgages, we generally do not retain these loans in the Bank's loan portfolio. Rather, these are sold on a flow basis to other lenders after closing and are reflected in the accompanying financial statements as "Loans held for sale". This arrangement permits us to make long-term residential loans available to our customers and to generate fee income while avoiding credit and interest rate risks associated with such loans in our loan portfolio. At December 31, 2007, the Bank had a total of $72.4 million in residential first mortgages in the loan portfolio amounting to approximately 14.0% of the total portfolio which compares with $49.8 million or 13.3% or the portfolio at December 31, 2006. These loans are predominantly variable rate or short maturity mortgages.

Commercial real estate and construction loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Repayment of commercial real estate loans may depend on the successful operation of income producing properties, a business, or a real estate project and therefore may, to a greater extent than in the case of other loans, be subject to the risk of adverse conditions in the economy generally or in the real estate market in particular.

Construction loans involve special risks because loan funds are advanced on the security of houses or other improvements that are under construction and are of uncertain value before construction is complete. For that reason, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. To reduce these risks, we generally limit construction loan amounts to 85% of the cost of the projected "as built" appraised value of our collateral upon completion of construction. For larger projects, we include amounts for contingencies in our construction cost estimates. We also generally require a qualified permanent financing commitment from an outside lender, unless we have agreed to convert the construction loan to permanent financing ourselves.

On December 31, 2007, our construction and acquisition and development loans (consumer and commercial) amounted to $159.1 million or approximately 30.8% of our loan portfolio, excluding loans held for sale. This compares with approximately 35.2% of the portfolio at December 31, 2006. Other commercial real estate loans totaled $164.9 million or approximately 31.9% of our loan portfolio at the end of 2007. This compares with 26.2% of the loan portfolio at December 31, 2006.

Real estate loans also include home equity lines of credit that generally are used for consumer purposes and usually are secured by junior liens on residential real property. Our commitment on each line is for a term of 15 years. During the terms of the lines of credit, borrowers may either pay accrued interest only (calculated at variable interest rates), with their outstanding principal balances becoming due in full at the maturity of the lines, or they may make monthly payments of principal and interest equal to 1.5% of their outstanding balances. On December 31, 2007, our home equity lines of credit accounted for approximately $24.4 million or 4.7% of our loan portfolio as compared with $17.8 million or 4.7% at December 31, 2006.

Many of our real estate loans, while secured by real estate, were made for purposes unrelated to the real estate collateral. This generally reflects our efforts to reduce credit risk by taking real estate as additional collateral, whenever possible, without regard to loan purpose. Substantially all of our real estate loans are secured by real property located in or near our banking markets. Our real estate loans may be made at fixed or variable interest rates, and they generally have maturities that do not exceed five years (with the exception of home equity lines of credit as discussed above) and provide for payments based on typical amortization schedules of 25 years or less. A real estate loan with a maturity of more than five years or that is based on an amortization schedule of more than five years generally will include contractual provisions that allow us to call the loan in full, or provide for a "balloon" payment in full, at the end of a period generally not exceeding five years.

Consumer Installment Loans. Our consumer installment loans consist primarily of loans for various consumer purposes, as well as the outstanding balances of non-real estate secured consumer revolving credit accounts. A majority of these loans are secured by liens on various personal assets of the borrowers, but they also may be made on an unsecured basis. On December 31, 2007, our consumer installment loans totaled $6.5 million or 1.3% of the loan portfolio as compared with $7.2 million or approximately 1.9% of our loan portfolio at the end of 2006. In addition to loans classified on our books as consumer installment loans, many of our loans included in the real estate loan classification are made for consumer purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Consumer loans generally are made at fixed interest rates and with maturities or amortization schedules that generally do not exceed five years. However, consumer-purpose loans secured by real estate (and, thus, classified as real estate loans as described above) may be made for terms of up to 20 years but under terms that allow us to call the loan in full, or provide for a "balloon" payment, at the end of a period of generally no more than five years.

Consumer installment loans are considered to involve greater risks than other loans, particularly in the case of loans that are unsecured or secured by depreciating assets. When damage or depreciation reduces the value of our collateral below the unpaid balance of a defaulted loan, repossession may not result in repayment of the entire outstanding loan balance. The resulting deficiency may not warrant further substantial collection efforts against the borrower. In connection with consumer lending in general, the success of our loan collection efforts is highly dependent on the continuing financial stability of our borrowers, and our collection of consumer installment loans may be more likely to be adversely affected by a borrower's job loss, illness, personal bankruptcy or other change in personal circumstances than is the case with other types of loans.

Commercial and Industrial Loans. Our commercial and industrial loan classification includes loans to small to medium-sized businesses and individuals for working capital, equipment purchases and various other business and agricultural purposes. This classification excludes loans secured by real estate. These loans generally are secured by business assets, such as inventory, accounts receivable, equipment or similar assets, but they also may be made on an unsecured basis. On December 31, 2007, our commercial and industrial loans totaled $80.9 million and accounted for approximately 15.6% of the Bank's loan portfolio. This compares with $64.9 million or approximately 17.3% of our loan portfolio at December 31, 2006. In addition to loans classified on our books as commercial and industrial loans, many of our loans included in the real estate loan classification are made for commercial or agricultural purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Commercial and industrial loans may be made at variable or fixed rates of interest. However, any loan that has a maturity or amortization schedule of longer than five years normally will be made at an interest rate that varies with our prime lending rate and will include contractual provisions that allow us to call the loan in full, or provide for a "balloon" payment in full, at the end of a period generally not exceeding five years. Commercial and industrial loans typically are made on the basis of the borrower's ability to make repayment from business cash flow. As a result, the ability of borrowers to repay commercial loans may be substantially dependent on the success of their businesses, and the collateral for commercial loans may depreciate over time and cannot be appraised with as much precision as real estate.

Loan Pricing. Generally, we price our loans based on the level of risk identified in a particular loan transaction within market constraints and conditions and in conjunction with objectives established as a part of our asset/liability management function and annual budgeting process. On December 31, 2007, approximately 64.5% of the total dollar amount of our loans accrued interest at variable rates. This is slightly more than the total of approximately 62.7% at December 31, 2006. Management believes that maintenance of the portfolio at this or higher levels of floating rate loans provides for the best earnings performance under most economic environments.

Loan Administration and Underwriting. We make loans based, to a great extent, on our assessment of borrowers' income, cash flow, net worth, sources of repayment and character. The principal risk associated with each of the categories of our loans is the creditworthiness of our borrowers, and our loans may be viewed as involving a higher degree of credit risk than is the case with some other types of loans, such as long-term residential mortgage loans, in which greater emphasis is placed on collateral values. To manage this risk, we have adopted written loan policies and procedures, and our loan portfolio is administered under a defined process. That process includes guidelines and standards for loan underwriting and risk assessment, and procedures for loan approvals, loan grading, ongoing identification and management of credit deterioration, and portfolio reviews to assess loss exposure and to test our compliance with our credit policies and procedures.

The loan underwriting standards we use include an evaluation of various factors, including a loan applicant's income, cash flow, payment history on other debts, and ability to meet existing obligations and payments on the proposed loan. Although an applicant's creditworthiness is a primary consideration in the loan approval process, our underwriting process for secured loans also includes an analysis of the value of the proposed collateral in relation to the proposed loan amount. We consider the value of collateral, the degree of certainty of that value, the marketability of the collateral in the event of foreclosure or repossession, and the likelihood of depreciation in the collateral value.

Our Board of Directors has approved levels of lending authority for lending and credit personnel based on our aggregate credit exposure to a borrower. A loan that satisfies the Bank's loan policies and is within a lending officer's assigned authority may be approved by that officer alone. Loans involving an aggregate exposure to a single relationship in excess of a lending officer's authority must be approved by two of three members of the "Officer's Credit Committee," consisting of our Chief Executive Officer, our President and our Chief Credit Officer. This committee has authority up to a total credit exposure amount of $4.0 million. A loan involving an aggregate exposure to a single relationship over that threshold must be approved by the Loan Committee of our Board of Directors.

When a loan is made, our lending officer handling that loan assigns it a grade based on various underwriting and other criteria under our risk grading procedures. Generally, any proposed loan that grades below a threshold set by our Board of Directors must be reviewed by a Credit Administration Officer before it can be made, even if the loan amount is within the loan officer's approval authority. The grades assigned to loans we make indicate the level of ongoing review and attention we will give to those loans to protect our position and reduce loss exposure.

After loans are made, they are reviewed by our Credit and Loan Administration personnel for adequacy of contract documentation, compliance with regulatory requirements, and documentation of compliance with our loan underwriting criteria. Also, we engage a third party consultant to perform detailed reviews of selected loans based on various criteria, including loan type, amount, collateral, and borrower identity, and the particular lending officer's or branch's lending history. These reviews typically include at least 10% of the loans made by each lending officer annually. The Bank's policy requires that each loan relationship involving an aggregate exposure of more than $1.5 million be reviewed at least annually by a third party credit reviewer. Loan Administration personnel also periodically review various loans based on various criteria, and we retain the services of at least one third party credit risk consultant to annually review our problem loans, a random sampling of performing loans related to our larger aggregate credit exposures, and selected other loans.

During the life of each loan, its grade is reviewed and validated or modified to reflect changes in circumstances and risk. We generally place a loan on non-accruing status when it becomes 90 days past due or whenever we believe collection of interest and/or principal on that loan has become doubtful. We charge off loans when their collection has become doubtful and the loans no longer can be considered sound collectible assets (or, in the case of unsecured loans, when they become 90 days past due).

Our Chief Credit Officer is charged with monitoring the overall performance of our loan portfolio and the collection activities of our lending officers, and directly supervises collection actions that involve legal action or bankruptcies.

Allowance for Loan Losses. Our Board of Directors reviews all impaired loans at least quarterly, and our management reviews asset quality trends at least monthly. Based on these reviews and our current judgments about the credit quality of our loan portfolio and other relevant internal and external factors, we have established an allowance for loan losses. The adequacy of the allowance is assessed by our management and reviewed by our Board of Directors at least quarterly. On December 31, 2007, our allowance was $7.6 million and amounted to 1.46% of our total loans excluding loans held for sale. This compares with 1.54% at year end 2006. At December 31, 2007, the Bank had a total of $1.3 million of nonaccruing loans, $984 thousand of which was represented by a single credit secured by a first lien on commercial property with an appraised value of over $3 million. At that date, the Bank had no foreclosed or repossessed property or any loans past due 90 days or more. At December 31, 2006, the Bank had no non-accruing loans and no foreclosed or repossessed property.

Deposit Activities

Our deposit services include business and individual checking accounts, NOW accounts, money market checking accounts, savings accounts and certificates of deposit. We monitor our competition in order to keep the rates paid on our deposits at a competitive level. On December 31, 2007, our time deposits of $100,000 or more amounted to approximately $168.9 million or approximately 31.9% of our total deposits. To date, we have derived substantially all of our deposits from within our banking market.

Statistical information about our deposit accounts is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Investment Portfolio

On December 31, 2007, our investment portfolio totaled approximately $61.1 million and included mortgage-backed securities guaranteed by the Government National Mortgage Association ("GNMA") or issued by the Federal National Mortgage Corporation ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") including collateralized mortgage obligations. Also included in the Bank's investment portfolio are debt instruments issued by Government Sponsored Enterprises including FNMA, FHLMC and FHLB. We have classified all of our securities as "available for sale," and we analyze their performance at least quarterly. Our securities have various interest rate features, maturity dates and call options.

Statistical information about our investment portfolio is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

At December 31, 2007, the Bank had 148 full-time equivalent employees, including 139 full-time employees (including our executive officers) and 17 part-time employees. We are not a party to any collective bargaining agreement with our employees, and we consider our relations with our employees to be good.

Supervision and Regulation

Our business and operations are subject to extensive federal and state governmental regulation and supervision. *The following is a brief summary of certain statutes and rules and regulations that affect or will affect the Bank. This summary is qualified in its entirety by reference to the particular statute and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the business of the Bank. Supervision, regulation and examination of the Bank by the regulatory agencies are intended primarily for the protection of depositors rather than shareholders of the Bank.*

General. We are an insured, North Carolina chartered bank. Our deposits are insured under the FDIC's Deposit Insurance Fund ("DIF"), and we are subject to supervision and examination by, and the regulations and reporting requirements of the FDIC and the North Carolina Commissioner of Banks (the "Commissioner"). The FDIC and the Commissioner are our primary federal and state banking regulators. We are not a member bank of the Federal Reserve System.

As an insured bank, we are prohibited from engaging as principal in any activity that is not permitted for national banks unless (1) the FDIC determines that the activity or investment would not pose a significant risk to the DIF, and (2) we are, and we continue to be, in compliance with the capital standards that apply to us. We also are prohibited from directly acquiring or retaining any equity investment of a type or in an amount that is not permitted for national banks.

The FDIC and the Commissioner regulate all areas of our business, including our payment of dividends and other aspects of our operations. They examine us regularly, and we must furnish them with periodic reports containing detailed financial and other information about our affairs. The FDIC and the Commissioner have broad powers to enforce laws and regulations that apply to us and to require us to correct conditions that affect our safety and soundness. These powers include issuing cease and desist orders, imposing civil penalties, removing officers and directors, and otherwise intervening in our operation if they believe their examinations of us, or the reports we file, indicate a need for them to exercise these powers.

Our business also is influenced by prevailing economic conditions and governmental policies, both foreign and domestic, and by the monetary and fiscal policies of the Federal Reserve Board. Although we are not a member bank of the Federal Reserve System, the Federal Reserve Board's actions and policy directives determine to a significant degree the cost and availability of funds we obtain from money market sources for lending and investing. These actions and policy directives also influence, directly and indirectly, the rates of interest we pay on our time and savings deposits and the rates we charge on loans.

Capital Requirements for the Bank. The Bank, as a North Carolina commercial bank, is required to maintain a surplus account equal to 50% or more of its paid-in capital stock. As a North Carolina chartered, FDIC-insured commercial bank that is not a member of the Federal Reserve, the Bank is also required to comply with the capital adequacy standards established by the FDIC. The FDIC has issued risk-based capital and leverage capital guidelines for measuring the adequacy of a bank's capital, and all applicable capital standards must be satisfied for us to be considered in compliance with the FDIC's requirements.

Under the FDIC's risk-based capital measure, the minimum ratio of a bank's total capital ("Total Capital") to its risk-weighted assets (including various off-balance-sheet items, such as standby letters of credit) ("Total Capital Ratio") is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and various other intangible assets ("Tier 1 Capital"). The remainder ("Tier 2 Capital") may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of loan loss reserves.

Under the FDIC's leverage capital measure, the minimum ratio of Tier 1 Capital to average assets ("Leverage Capital Ratio"), less goodwill and various other intangible assets, generally is 3.0% for banks that meet specified criteria, including having the highest regulatory rating. All other banks generally are required to maintain an additional cushion of 100 to 200 basis points above the stated minimum. However, during their first three years of operations, newly organized banks are expected to maintain Leverage Capital Ratios of at least 8.0%. The FDIC's guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels without significant reliance on intangible assets, and a bank's "Tangible Leverage Ratio" (deducting all intangible assets) and other indicators of a bank's capital strength also will be taken into consideration by banking regulators in evaluating proposals for expansion or new activities.

The FDIC also considers a bank's interest rate risk (arising when the interest rate sensitivity of a bank's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of its capital adequacy. The FDIC's methodology for evaluating interest rate risk requires banks with excessive interest rate risk exposure to hold additional amounts of capital against their exposure to losses resulting from that risk. The regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank's trading activities.

The Bank's capital category is determined solely for the purpose of applying the FDIC's "prompt corrective action" rules described below, and it is not necessarily an accurate representation of our overall financial condition or prospects for other purposes. A failure to meet the FDIC's capital guidelines could subject us to a variety of enforcement remedies, including the FDIC's issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and other restrictions on our business. As described below, the FDIC also can impose other substantial restrictions on banks that fail to meet applicable capital requirements. The Bank exceeded all applicable capital requirements to meet the regulatory classification of "well capitalized" as of December 31, 2007.

Prompt Corrective Action. The FDIC has broad powers to take corrective action to resolve the problems of insured depository institutions. The extent of these powers will depend upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." The FDIC is required to take various mandatory supervisory actions, and is authorized to take other discretionary actions, with respect to banks in the three undercapitalized categories. The severity of supervisory action will depend upon the capital category in which a bank is placed. Generally, subject to a narrow exception, current federal law requires the FDIC to appoint a receiver or conservator for a bank that is critically undercapitalized.

Under the FDIC's prompt corrective action rules, an institution is considered "well capitalized" if it has (i) a total risk-based capital ratio of 10.0% or greater, (ii) a Tier I risk-based capital ratio of 6.0% or greater, (iii) a leverage ratio of 5.0% or greater and (iv) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" institution is defined as one that has (i) a total risk-based capital ratio of 8.0% or greater, (ii) a Tier I risk-based capital ratio of 4.0% or greater and (iii) a leverage ratio of 4.0% or greater (or 3% or greater in the case of an institution with the highest examination rating). An institution is considered (A) "undercapitalized" if it has (i) a total risk-based capital ratio of less than 8%, (ii) a Tier I risk-based capital ratio of less than 4% or (iii) a leverage ratio of less than 4% (or 3% in the case of an institution with the highest examination rating); (B) "significantly undercapitalized" if the institution has (i) a total risk-based capital ratio of less than 6%, or (ii) a Tier I risk-based capital ratio of less than 3% or (iii) a leverage ratio of less than 3% and (C) "critically undercapitalized" if the institution has a ratio of tangible equity to total assets equal to or less than 2%.

A bank that is categorized as "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," is required to submit an acceptable capital restoration plan to the FDIC. An "undercapitalized" bank also is generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the FDIC is given authority with respect to any "undercapitalized" bank to take any of the actions it is required to or may take with respect to a "significantly undercapitalized" bank if it determines that those actions are necessary to carry out the purpose of the law.

Limitations on Payment of Cash Dividends. Under North Carolina law, commercial banks, such as the Bank, may pay dividends only from undivided profits. However, if our surplus is less than 50% of our paid-in capital stock, our directors may not declare any cash dividend until we have transferred from undivided profits to surplus 25% of our undivided profits or any lesser percentage necessary to raise our surplus to an amount equal to 50% of our paid-in capital. In our case, the Commissioner's approval of our organization during 2004 was conditioned on the requirement that, for a period of three years following the time we began banking operations, we not pay any cash dividend without the Commissioner's prior approval. This prohibition expired on April 30, 2007 and the Board of Directors announced the Bank's first cash dividend in the fourth quarter of 2007. While a cash dividend has been paid, management expects the Bank to maintain an above average growth rate for the foreseeable future. Therefore, management anticipates that any further cash dividends paid for the foreseeable future will be nominal and that the majority of the Bank's earnings will be retained to support expected growth.

In addition to these restrictions, other state and federal statutory and regulatory restrictions apply to our payment of cash dividends on our common stock. As an insured depository institution, federal law prohibits us from making any capital distributions, including payment of a cash dividend, if we are "undercapitalized" (as that term is defined in the Federal Deposit Insurance Act), or would become undercapitalized after making the distribution. Also, the FDIC has indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. The FDIC has issued policy statements that provide that insured banks generally should pay dividends only from their current operating earnings, and, under the Federal Deposit Insurance Act, no dividend may be paid by an insured bank while it is in default on any assessment due the FDIC. If the FDIC believes that we are engaged in, or are about to engage in, an unsafe or unsound practice, the FDIC may require, after notice and hearing, that we cease and desist from that practice. Our payment of dividends also could be affected or limited by other factors, such as events or circumstances which lead the FDIC to require (as further described below) that we maintain capital in excess of regulatory guidelines. In the future, our ability to declare and pay cash dividends will be subject to our Board of Directors' evaluation of our operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. We cannot assure you that, in the future, we will have funds available to pay cash dividends or that, even if funds are available, we will pay dividends in any particular amounts or at any particular times, or that we will pay dividends at all.

FDIC Insurance Assessments. Under the Federal Deposit Insurance Reform Act of 2005 ("FDIRA"), the FDIC uses a revised risk-based assessment system to determine the amount of our deposit insurance assessment based on the evaluation of the probability that the DIF will incur a loss with respect to the Bank. That evaluation takes into consideration risks attributable to different categories and concentrations of our assets and liabilities and any other factors the FDIC considers to be relevant, including information obtained from the Commissioner. A higher assessment rate results in an increase in the assessments we pay the FDIC for deposit insurance.

Under the Federal Deposit Insurance Act, the FDIC may terminate our deposit insurance if it finds that we have engaged in unsafe and unsound practices, are in an unsafe or unsound condition to continue operation, or have violated applicable laws, regulations, rules, or orders.

The FDIC is responsible for maintaining the adequacy of the DIF, and the amount we pay for deposit insurance is influenced not only by the assessment of the risk it poses to the DIF, but also by the adequacy of the insurance fund at any time to cover the risk posed by all insured institutions. FDIC insurance assessments could be increased substantially in the future if the FDIC finds such an increase to be necessary in order to adequately maintain the DIF.

Community Reinvestment. Under the Community Reinvestment Act ("CRA"), as implemented by regulations of the FDIC, an insured institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop, consistent with the CRA, the types of products and services that it believes are best suited to its particular community. The CRA requires the federal banking regulators, in connection with their examinations of insured institutions, to assess the institutions' records of meeting the credit needs of their communities, using the ratings of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance," and to take those records into account in its evaluation of certain applications by those institutions. All institutions are required to make public disclosure of their CRA performance ratings. In its most recent CRA examination, Mountain 1st was rated as satisfactory.

Federal Securities Law. The Bank's common stock is registered under Section 12(g) of the Securities and Exchange Act, and the Bank files periodic reports under the Exchange Act with the Federal Deposit Insurance Corporation. As a result of such registration, the proxy and tender offer rules, insider trading reporting requirements, annual and periodic reporting and other requirements of the Exchange Act are applicable to the Bank.

Transactions with Affiliates. Although we are not a member of the Federal Reserve System, we are subject to the provisions of Sections 23A and 23B of the Federal Reserve Act. Section 23A places limits on the amount of:

- A bank's loans or extensions of credit to, or investment in its affiliates;
- Assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;
- The amount of loans or extensions of credit by a bank to third parties which are collateralized by the securities or obligations of the bank's affiliates; and
- A bank's guarantee, acceptance, or letter of credit issued on behalf of one of its affiliates.

Transactions of the type described above are limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of these transactions also must meet specified collateral requirements. We must also comply with other provisions designed to avoid purchasing low quality assets from an affiliate.

Section 23B of the Federal Reserve Act, among other things, prohibits a bank from engaging in these affiliate transactions unless the transactions are on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Federal law also places restrictions on our ability to extend credit to our executive officers, directors, principal shareholders, and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Loans to One Borrower. The Bank is subject to the Commissioner's loans to one borrower limits, which are substantially the same as those applicable to national banks. Under these limits, no loans or extensions of credit to any borrower outstanding at one time and not fully secured by readily marketable collateral shall exceed 15% of the unimpaired capital and unimpaired surplus of the bank. Loans and extensions of credit fully secured by readily marketable collateral may comprise an additional 10% of unimpaired capital and unimpaired surplus.

Reserve Requirements. Under Federal Reserve Board regulations, we must maintain average daily reserves against our transaction accounts. We are not required to maintain reserves on the first $9.3 million of transaction accounts, but must maintain reserves equal to 3.0% on the aggregate balances of those accounts between $9.3 million and $43.9 million, and reserves equal to 10.0% on aggregate balances in excess of $43.9 million. The Federal Reserve Board may adjust these percentages. Because our reserves are required to be maintained in the form of vault cash or in a non-interest-bearing account at a Federal Reserve Bank or a correspondent bank, one effect of the reserve requirement is to reduce the amount of our interest-earning assets. At December 31, 2006, the Bank's reserve requirements exceeded cash maintained in the Bank's vault by a total of $1.5 million. This additional reserve requirement was maintained in a segregated account with a correspondent bank on behalf of the Federal Reserve Bank. During 2007, the Bank adopted an internal deposit reclassification system (approved by the Federal Reserve Board of Governors under Regulation D) whereby significant portions of interest bearing and noninterest bearing transaction accounts are transferred to a non-reservable savings account status. As a result, all required reserves at December 31, 2007 were met by the Bank's vault cash.

Interstate Banking and Branching. The Bank Holding company Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Law"), generally permits adequately capitalized and managed bank holding companies to acquire control of the assets of other banks, including branches, in any state. Acquisitions are subject to antitrust provisions that cap at 10.0% the portion of the total deposits of insured depository institutions in the United States that a single bank holding company may control, and generally cap at 30.0% the portion of the total deposits of insured depository institutions in a state that a single bank holding company may control. Under certain circumstances, states have the authority to increase or decrease the 30.0% cap, and states may set minimum age requirements of up to five years on target banks within their borders.

Subject to certain conditions, the Interstate Banking Law also permits interstate branching by allowing a bank in one state to merge with a bank located in a different state. Each state was allowed to accelerate the effective date for interstate mergers by adopting a law authorizing such transactions prior to June 1, 1997, or it could "opt out" and thereby prohibit interstate branching by enacting legislation to that effect prior to that date. The Interstate Banking law also permits banks to establish branches in other states by opening new branches or acquiring existing branches of other banks, provided the laws of those other states specifically permit that form of interstate branching. North Carolina has adopted statutes which, subject to certain conditions, authorize out-of-state bank holding companies and banks to acquire or merge with North Carolina banks and to establish or acquire branches in North Carolina.

Gramm-Leach-Bliley Act. The federal Gramm-Leach-Bliley Act enacted in 1999 (the "GLB Act") dramatically changed various federal laws governing the banking, securities and insurance industries. The GLB Act permits bank holding companies to become "financial holding companies" and, in general (1) expands opportunities to affiliate with securities firms and insurance companies; (2) overrides certain state laws that would prohibit certain banking and insurance affiliations; (3) expands the activities in which banks and bank holding companies may participate; (4) requires that banks and bank holding companies engage in some activities only through affiliates owned or managed in accordance with certain requirements; and (5) reorganizes responsibility among various federal regulators for oversight of certain securities activities conducted by banks and bank holding companies. The GLB Act has expanded opportunities for banks and bank holding companies to provide services and engage in other revenue-generating activities that previously were prohibited to them. However, this expanded authority also presents us with new challenges as our larger competitors are able to expand their services and products into areas that are not feasible for smaller, community oriented financial institutions.

USA Patriot Act of 2001. The USA Patriot Act of 2001 was enacted in response to the terrorist attacks that occurred in the United States on September 11, 2001. The Act is intended to strengthen the ability of U.S. law enforcement and the intelligence community to work cohesively to combat terrorism on a variety of fronts. The Act's impact on financial institutions of all kinds is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency requirements and imposes various other regulatory requirements, including standards for verifying customer identification at account opening and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002, which became effective during 2002, is sweeping federal legislation addressing accounting, corporate governance and disclosure issues. The impact of the Sarbanes-Oxley Act is wide-ranging as it applies to all public companies and imposes significant new requirements for public company governance and disclosure requirements.

In general, the Sarbanes-Oxley Act mandated corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies' reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process and created a new regulatory body to oversee auditors of public companies. It backed these requirements with new SEC enforcement tools, increased criminal penalties for federal mail, wire and securities fraud and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and providing new federal corporate whistleblower protection.

The Act also required that the various securities exchanges, including The Nasdaq Stock Market, prohibit the listing of the stock of an issuer unless that issuer complies with various new corporate governance requirements imposed by the exchanges, including the requirement that various corporate matters (including executive compensation and board nominations) be approved, or recommended for approval by the issuer's full board of directors, by directors of the issuer who are "independent" as defined by the exchanges' rules or by committees made up of "independent" directors.

The economic and operational effects of the Sarbanes-Oxley Act on public companies, including the Bank, have been and will continue to be significant in terms of the time, resources and costs associated with compliance. Because the Sarbanes-Oxley Act, for the most part, applies equally to larger and smaller public companies, we will be presented with additional challenges as a smaller, community-oriented financial institution seeking to compete with larger financial institutions in our market. The Bank exceeded the threshold established for accelerated filing and was therefore required to fully comply with the Act in 2006. In addition to substantial internal resources required to fully comply with this regulation, direct accounting and other costs associated with compliance were substantial. Management estimates the total cost of compliance with this regulation to be between 5% to 10% of the Bank's net income for 2007 and 2006.

Available Information. Our Internet website address is www.mountain1st.com. Electronic versions of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act are available on our website. We will provide electronic or paper copies of those filings free of charge upon request. Requests for copies should be directed by mail to Sherrie Rogers, Corporate Secretary at 101 Jack Street, Hendersonville, North Carolina 28792, or by telephone at (828) 697-3100.

Other. The federal banking agencies, including the FDIC, have developed joint regulations requiring annual examinations of all insured depository institutions by the appropriate federal banking agency, with some exceptions for small, well-capitalized institutions and state chartered institutions examined by state regulators. Such regulations also establish requirements for operational and managerial standards, asset quality, earnings and stock valuation standards for insured depository institutions as well as compensation standards when such compensation would endanger the insured depository institution or would constitute an unsafe practice.

In addition, the Bank is subject to various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit, fair credit reporting laws and laws relating to branch banking. The Bank, as an insured North Carolina commercial bank, is prohibited from engaging as a principal in activities that are not permitted for national banks, unless (i) the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund and (ii) the Bank is, and continues to be, in compliance with all applicable capital standards.

Under Chapter 53 of the North Carolina General Statutes, if the capital stock of a North Carolina commercial bank is impaired by losses or otherwise, the Commissioner is authorized to require payment of the deficiency by assessment upon the bank's shareholders, pro rata, and to the extent necessary, if any such assessment is not paid by any shareholder, upon 30 days notice, to sell as much as is necessary of the stock of such shareholder to make good the deficiency.

ITEM 1A. Risk Factors

The following summary describes factors we believe are material risks that apply to our business. Our discussions of these risks include forward-looking statements, and our actual results may differ substantially from results described in the forward-looking statements. In addition to the risks described below and investment risks that apply in the case of any financial institution, our business, financial condition and operating results could be harmed by other risks, including risks we have not yet identified or that we may believe are immaterial or unlikely.

Risks Related to Our Business

- ***Our business strategy includes the continuation of our growth plans, and our financial condition and operating results could be negatively affected if we fail to grow or fail to manage our growth effectively.***

We intend to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. We have opened fourteen *de novo* branch offices since May 2004. We currently have plans for establishing up to three new *de novo* branch offices 2008. We expect to continue with *de novo* branching during 2009 and beyond so long as we can continue to identify and successfully recruit qualified bankers to manage such offices.

Our business prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by banking companies that are experiencing rapid growth. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets, or that expansion will not adversely affect our operating results. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or operating results, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated, or declines, our operating results could be materially affected in an adverse way.

Our ability to successfully grow will depend on a variety of factors, including continued availability of desirable business opportunities and the competitive response from other financial institutions. Due to personnel and fixed asset costs of *de novo* branching, any new branch offices we establish may operate at a loss until we can establish a sufficient base of business to operate profitably. Also, in establishing a new office in a new market, we likely would be faced with competitors with greater knowledge of that local market. Although we believe we have management resources and internal systems in place to successfully manage our future growth, we will need to hire and rely on well-trained local managers who have local affiliations and to whom we may need to give significant autonomy. We cannot assure you that any *de novo* or other branch office we establish or acquire will not, for some period of time, operate at a loss and have an adverse effect on our earnings, that we will be able to hire managers who can successfully operate any new branch offices, or that we will become an effective competitor in any new banking market.

- ***Our business depends on the condition of the local and regional economies where we operate.***

We currently have offices only in western North Carolina. Consistent with our community banking philosophy, the majority of our customer base is located in and does business in that region, and we lend a substantial portion of our capital and deposits to commercial and consumer borrowers in our local banking markets. Therefore, our local and regional economy has a direct impact on our ability to generate deposits to support loan growth, the demand for loans, the ability of borrowers to repay loans, the value of collateral securing our loans (particularly loans secured by real estate), and our ability to collect, liquidate and restructure possible problem loans. The local economies of the communities in our banking markets are relatively dependent on the tourism industry and are becoming more dependent on the development of a burgeoning retirement and second home real estate market. If the economies of our banking markets are adversely affected by a general economic downturn or by other specific events or trends, including a significant decline in the tourism industry or a substantial decline in demand for or value of real estate in our communities, the resulting economic impact could have a direct adverse effect on our operating results. Adverse economic conditions in our banking markets could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally affect our financial condition and operating results. We are less able than larger institutions to spread risks of unfavorable local economic conditions across a large number of diversified economies. And, we cannot assure you that we will benefit from any market growth or favorable economic conditions in our banking markets even if they do occur.

Any adverse market or economic conditions in North Carolina, particularly in the real estate, agricultural or tourism industries, may disproportionately increase the risk our borrowers will be unable to make their loan payments. Also, the market value of real estate securing our loans could be adversely affected by unfavorable changes in market and economic conditions. On December 31, 2007, approximately 83.0% of the total dollar amount of our loan portfolio was secured by liens on real estate, with approximately 4.7% of our portfolio representing home equity lines of credit. Our management believes that, in the case of many of those loans, the real estate collateral is not being relied upon as the primary source of repayment, and those relatively high percentages reflect, at least in part, our policy to take real estate whenever possible as primary or additional collateral rather than other types of collateral. However, any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in North Carolina could adversely affect the value of our assets, revenues, operating results and financial condition.

- ***Future expansion involves risks.***

Our business model is primarily based on growth through *de novo* branching, however, in the future under select conditions, we may be presented the opportunity to acquire another financial institution or parts of an institution. We currently have no agreements, understandings or definite plans for any acquisition, but we will evaluate opportunities to establish or acquire branches that complement or expand our business as they arise. While we have no definite plans for any acquisitions or mergers, we are aware that such transactions involve a totally different risk profile as compared to risks associated with growth through *de novo* branching. These risks include:

- we may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, or in evaluating new markets, hiring experienced local managers, and opening new offices;

- our estimates and judgments used to evaluate credit, operations, management and market risks relating to target institutions may not be accurate;

- there may be substantial lag-time between completing an acquisition or opening a new office and generating sufficient assets and deposits to support costs of the expansion;

- we may not be able to finance an acquisition, or the financing we obtain may have an adverse effect on our operating results or dilution to our existing stockholders;

- our management's attention in negotiating a transaction and integrating the operations and personnel of the combining businesses may be diverted from our existing business;

- we may enter new markets where we lack local experience;

- we may introduce new products and services we are not equipped to manage;
- we may incur goodwill in connection with an acquisition, or the goodwill we incur may become impaired, which results in adverse short-term effects on our operating results; or
- we may lose key employees and customers.

We cannot assure you that we will have opportunities to acquire or establish any new branches, or that we will be able to negotiate, finance or complete any acquisitions that may become available to us. We may incur substantial costs in expanding, and we cannot assure you that any expansion will benefit us, or that we will be able to successfully integrate any banking offices that we acquire into our operations or retain the deposit and loan customers of those offices. Additionally, we may experience disruption and incur unexpected expenses in any branch acquisitions we complete, which may have a material adverse effect on our business, operating results or financial condition. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock, in connection with acquisitions, which could cause ownership and economic dilution to you.

- ***Building market share through our de novo branching strategy could cause our expenses to increase faster than revenues.***

We intend to continue to build market share in western North Carolina through our *de novo* branching strategy, and we have identified several sites for possible future *de novo* branches. There are considerable costs involved in opening branches, and industry averages indicate that new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year. Therefore, any new branches we open can be expected to negatively affect our operating results until those branches reach a size at which they become profitable. Our expenses also could be increased if there are delays in opening any new branches. Finally, we cannot assure you that any new branches we open will be successful, even after they have become established.

- ***Our increasing volume of loans makes loan quality more difficult to control. Increased loan losses could affect the value of our common stock.***

While growth in earning assets is desirable in a community bank, it can have adverse consequences if it is not well managed. For example, rapid increases in our loans could cause future loan losses if we cannot properly underwrite increasing volumes of loans as they are made and adequately monitor a larger loan portfolio to detect and deal with loan problems as they occur. Our business strategy calls for us to continue to grow in our existing banking markets (internally and through additional offices) and expand into new markets as appropriate opportunities arise. Because collection problems with some loans often do not arise until those loans have been in existence for some period of time, we cannot assure you that we will not have future problems collecting loans that now are performing according to their terms.

- ***A concentration in loans secured by real estate, particularly construction and acquisition and development loans could reduce our earnings and could adversely affect the value of our common stock.***

As a result of the high demand for real estate in the markets we serve and management's belief that real estate is one of, if not the most preferred type of collateral with which to secure our lending activities, we have a concentration of loans which are collateralized by real estate. As a result of demand within our markets, a sizeable portion of these loans are for the acquisition or development of real estate, including the construction of residential properties, development of subdivisions, construction of commercial facilities and for the acquisition of raw land for both development and investment purposes. Any concentration of assets potentially increases risk in the event of a general downturn in the valuation or desirability of that particular class of assets. In this case, a general downturn in local real estate valuation could potentially have a material adverse impact on the collateral value of the Bank's loan portfolio which could potentially impact the overall performance of the loan portfolio, and consequently, the Bank's profitability and the adequacy of its allowance for loan losses.

Recently, the FDIC adopted rules aimed at placing additional monitoring and management controls on financial institutions whose loan portfolios are deemed to have concentrations in commercial real estate ("CRE"). At December 31, 2007, the Bank's loan portfolio exceeded the thresholds established by the FDIC for CRE concentrations and for additional regulatory scrutiny. Discussions with regulators have indicated that strict limitations on the amount or percentage of CRE within any given portfolio are not expected, but rather additional reporting and analysis will be required to document management's analysis and evaluation of the potential additional risks of such concentrations and the impact of any mitigating factors. While management has implemented additional monitoring, reporting and risk analysis of this component of the Bank's loan portfolio which we think will meet regulatory requirements, this issue remains fluid as regulator's view of economic conditions and risks within the commercial real estate market change. The final impact on the Bank is yet to be determined, and it is possible that regulatory constraints associated with these rules could adversely affect the Bank's ability to grow loan assets and thereby limit our overall growth and expansion plans. These rules could also significantly increase the costs of monitoring and managing this component of the Bank's loan portfolio. Either of these eventualities could have an adverse impact on the Bank's earnings, leverage ratios and subsequently return on equity.

- ***Higher loan to value ratios on a portion of the Bank's loan portfolio may increase loan portfolio risk and could adversely impact loan portfolio performance and the profitability and the value of our common stock.***

During the Bank's initial start-up phase during 2004 and 2005, management's business plan was predicated upon reaching critical mass as quickly as possible so as to achieve break-even and minimize operating losses and the associated reduction in the Bank's equity. Therefore, management elected to make a number of exceptions to existing policies with regard to maximum loan to value ratios of assets used to collateralize some select, high quality credits. At December 31, 2005, these types of loans totaled $64.2 million representing 144.1% of the Bank's total risk-based capital. During 2006, management determined that a reduction in the amount of loans with LTV exceptions was warranted to aid in mitigating the real estate concentration risk discussed in the preceding section. Therefore, by the end of 2006, loans with LTVs that exceeded regulatory guidelines had been reduced to 87% of risk-based capital. This was further reduced during 2007 and at December 31, 2007 LTV exceptions totaled only 55.0% of risk-based capital. Even though this risk has been dramatically reduced with the substantial reduction in LTV exceptions, remaining loans with elevated LTV ratios could present future additional collection risk which could adversely affect earnings and the financial performance of the Bank.

- ***An inadequate loan loss allowance would reduce our earnings and could adversely affect the value of our common stock.***

We use underwriting procedures and criteria we believe minimize the risk of loan delinquencies and losses, but banks routinely incur losses in their loan portfolios, and we cannot assure you that all our borrowers will repay their loans. Regardless of the underwriting criteria we use, we will experience loan losses from time to time in the ordinary course of our business, and some of those losses will result from factors beyond our control. These factors include, among other things, changes in market, economic, business or personal conditions, or other events (including changes in market interest rates), that affect our borrowers' abilities to repay their loans and the value of properties that collateralize loans.

We maintain an allowance for loan losses based on our current judgments about the credit quality of our loan portfolio. On December 31, 2007, our allowance totaled 1.45% of our total loans and 1.46% of loans excluding sold mortgage loans which had not yet been delivered. At December 31, 2007 the Bank had $1.3 million of nonperforming loans which were all on non-accruing status. It should be noted that our allowance is somewhat higher than more mature peer institutions as our loan portfolio, due to the rapid growth of the Bank, is somewhat unseasoned. This factor, in and of itself, is considered to increase our loan portfolio's risk profile.

In determining the amount of the allowance, our management and Board of Directors considers relevant internal and external factors that affect loan collectibility. However, if delinquency levels increase or we incur higher than expected loan losses in the future, we cannot assure you that our allowance will be adequate to cover resulting losses. Charging future loan losses against the allowance may require us to increase our provision to the allowance, which would reduce our net income. So, without regard to the adequacy of our allowance, loan losses could have an adverse effect on our operating results and, depending on the magnitude of those losses, that effect could be material.

- ***Our recent results may not be indicative of our future results.***

Mountain 1st has experienced exceptional performance since its inception. However, it should be noted that we may not be able to sustain our historical rate of growth or even grow our business at all. Also, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a generally strong residential mortgage market, or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations, and competition also may impede or restrict our ability to expand our market presence. If we experience a significant decrease in our recent rate of growth, our operating results and financial condition may be adversely affected because a significant percentage of our operating costs are fixed expenses.

- ***We may need to raise additional capital in the future in order to continue to grow, but that capital may not be available when it is needed.***

Federal and state banking regulators require us to maintain adequate levels of capital to support our operations. On December 31, 2007, our three capital ratios were above "well capitalized" levels under bank regulatory guidelines. However, our business strategy calls for us to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. Growth in our earning assets resulting from internal expansion and new branch offices, at rates in excess of the rate at which our capital is increased through retained earnings, will reduce our capital ratios unless we continue to increase our capital. If our capital ratios fall below "well capitalized" levels, our FDIC deposit insurance assessment rate would increase until we restored and maintained our capital at a "well capitalized" level. A higher assessment rate would cause an increase in the assessments we pay the FDIC for deposit insurance, which would adversely affect our operating results.

If we are able to effectively execute our business plan, in the future we will need to increase our capital to fund additional growth or satisfy regulatory requirements. Based on management's current projections, we expect to need additional capital sometime in the second half of 2008. Our ability to raise that additional capital will depend on conditions at that time in the capital markets that are outside our control, and on our financial performance. We cannot assure you that we will be able to raise additional capital on terms favorable to us or at all. If we cannot raise additional capital when needed, our ability to expand our operations through internal growth and acquisitions could be materially impaired.

- ***Our profitability is subject to interest rate risk. Changes in interest rates could have an adverse effect on our operating results.***

Changes in interest rates can have different effects on various aspects of our business, particularly our net interest income. Our profitability depends, to a large extent, on our net interest income, which is the difference between our income on interest-earning assets and our expense on interest-bearing deposits and other liabilities. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Interest rate risk arises in part from the mismatch (*i.e.*, the interest sensitivity "gap") between the dollar amounts of repricing or maturing interest-earning assets and interest-bearing liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. When more interest-earning assets than interest-bearing liabilities will reprice or mature over a given time period, a bank is considered asset-sensitive and has a positive gap. When more liabilities than assets will reprice or mature over a given time period, a bank is considered liability-sensitive and has a negative gap. A liability-sensitive position (*i.e.*, a negative gap) may generally enhance net interest income in a falling interest rate environment and reduce net interest income in a rising interest rate environment. An asset-sensitive position (*i.e.*, a positive gap) may generally enhance net interest income in a rising interest rate environment and reduce net interest income in a falling interest rate environment. Our ability to manage our gap position determines to a great extent our ability to operate profitably. However, fluctuations in interest rates are not predictable or controllable, and we cannot assure you we will be able to manage our gap position in a manner that will allow us to remain profitable.

Since opening the Bank in mid-2004 through the second half of 2006, short term interest rates continually rose. From the second half of 2006 through the third quarter of 2007 short term interest rates were static. However, during the last quarter of 2007, the Federal Reserve's Federal Open Market Committee (FOMC) began to reduce short term interest rates in response to a weakening economy. Heretofore, management has structured the Bank's balance sheet with a relatively short duration. Interest rate risk, while relatively neutral, has been maintained with a slightly asset sensitive bias since the Bank's inception. Management considers this configuration to be favorable in most interest rate environments. The primary exception to this is a scenario in which short term interest rates are driven down dramatically and rapidly. Over the course of four months in late 2007 to early 2008, the FOMC has driven down short term interest rates by 225 basis points. This represents the most dramatic reduction in interest rates in decades. As a result, management expects the Bank's earnings to be reduced during the first half of 2008 until the Bank's CD portfolio matures and can be repriced downward toward current market rates.

On December 31, 2007, the Bank remained in a slightly asset sensitive position. This reflects the construct of the Bank's balance sheet whereby our interest-earning assets generally would be expected to reprice at a faster rate than our interest-bearing liabilities. Therefore, a rising rate environment would generally be expected to have a positive effect on our earnings, while a falling rate environment generally would be expected to have a negative effect on our earnings. In our interest rate gap analysis, money market deposit accounts are considered rate sensitive and are placed in the shortest duration period, while negotiable order of withdrawal or other transaction accounts and regular savings accounts are assumed to be more stable sources that are less price sensitive and are placed in the five year duration interval. Our management's historical experience has shown that changes in market interest rates have a lesser effect on these type deposits within a given time period and, for that reason, those liabilities could be considered much less rate sensitive.

If our historical experience with the relative insensitivity of these deposits to changes in market interest rates does not continue in the future and we experience more rapid repricing of interest-bearing liabilities than interest-earning assets in the near term rising interest rate environment, our net interest margin and net income may decline.

- ***Our reliance on time deposits, including out-of-market certificates of deposit, as a source of funds for loans and our other liquidity needs could have an adverse effect on our operating results.***

To date, we have been able to fund our growth and liquidity needs predominantly through deposit gathering activities in our own markets. However, as a result of the "sub-prime mortgage crisis" and "credit crunch" a disruption in funding for some of the larger financial institutions occurred in the fourth quarter of 2007. This resulted in some of these institutions becoming more aggressive in pricing time deposits as they began using CDs to bridge liquidity shortfalls. As a result, the cost of locally generated CDs increased disproportionately during the fourth quarter of 2007. Management elected to begin utilizing lower cost wholesale funding rather than pay unusually high premiums on CDs resulting from this market disruption. At December 31, 2007, the Bank had outstanding borrowings with the Federal Home Loan Bank of Atlanta in the amount of $15 million. Management expects to continue to use and expand these wholesale funding sources for the foreseeable future and until CD pricing begins to normalize. Accordingly, we intend to rely on these other funding sources to meet a portion of our loan, liquidity and overall growth requirements for some period of time. These sources may include brokered certificates of deposit, Internet certificates of deposit, Federal Home Loan Bank borrowings or other such wholesale sources. These sources may not be as stable as local deposits upon which we have relied to date and we may have to pay a higher rate of interest to keep them or to replace such sources. Not being able to acquire those funding sources or to keep them as they mature would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace those funds could have a negative effect on our interest margin and operating results.

- ***Competition from financial institutions and other financial service providers may adversely affect our profitability.***

Commercial banking in our banking markets and in North Carolina as a whole is extremely competitive. In addition to community, super-regional, national and international commercial banks, we compete against credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds. We compete with these institutions in attracting deposits and in making loans, and we have to attract our customer base from other existing financial institutions and from new residents. Our larger competitors have greater resources, broader geographic markets and higher lending limits than we do, and they may be able to offer more products and services and better afford and more effectively use media advertising, support services and electronic technology than we can. While we believe we compete effectively with other financial institutions, we may face a competitive disadvantage as a result of our size, lack of geographic diversification and inability to spread marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts and greater flexibility and responsiveness in working with local customers, we cannot assure you that we will continue to be an effective competitor in our banking markets.

- ***We are subject to extensive regulation that could limit or restrict our activities and adversely affect our earnings.***

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, possible mergers and acquisitions, investments, loans and interest rates charged thereon, interest rates paid on deposits, and establishment of new offices. We also are subject to capital guidelines established by our regulators which require us to maintain adequate capital to support our growth. Most of these regulations are primarily intended to protect depositors, the public and the FDIC's Deposit Insurance Fund rather than stockholders.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations issued by the Securities and Exchange Commission and The NASDAQ Stock Market, have vastly increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the costs of completing our audit and maintaining our internal controls.

The laws and regulations that apply to us could change at any time, and we cannot fully predict the effects of those changes on our business and profitability. However, virtually any newly imposed governmental regulation is highly likely to create additional expense to the Bank and in cases such as Sarbanes-Oxley noted above, the cost can be very significant. Implementation and adoption of regulatory and accounting rules greatly affects the business and financial results of all commercial banks and bank holding companies, and our cost of compliance would be expected to adversely affect our earnings.

- ***Our management beneficially owns a substantial percentage of our common stock, so our directors and executive officers can significantly affect voting results on matters voted on by our stockholders.***

On March 1, 2008, our current directors and executive officers, as a group, had the sole or shared right to vote, or to direct the voting of, an aggregate of 788,013 shares (or 15.8%) of our outstanding common stock. This group could purchase 667,812 additional shares under currently exercisable stock options they hold. Because of their voting rights, in matters put to a vote of our stockholders, it could be difficult for any group of our other stockholders to defeat a proposal favored by our management (including the election of one or more of our directors) or to approve a proposal opposed by management.

- ***We depend on the services of our current management team.***

Our operating results and our ability to adequately manage our growth and minimize loan losses are highly dependent on the services, managerial abilities and performance of our current executive officers. Smaller banks, like us, sometimes find it more difficult to attract and retain experienced management personnel than larger banks. We have a highly experienced management team with a demonstrated track record that our Board of Directors believes is capable of managing and growing the Bank. Also, the successful execution of our business model is predicated on retaining our current management team and complementing it with other experienced and talented managers. However, changes in key personnel and their responsibilities or the inability to recruit and retain additional managers may disrupt our business and could have a material adverse effect on our business, operating results and financial condition.

- ***We may need to invest in new technology to compete effectively, and that could have a negative effect on our operating results and the value of our common stock.***

The market for financial services, including banking services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation and Internet-based banking. We depend on third-party vendors for portions of our data processing services. In addition to our ability to finance the purchase of those services and integrate them into our operations, our ability to offer new technology-based services depends on our vendors' abilities to provide and support those services. Future advances in technology may require us to incur substantial expenses that adversely affect our operating results, and our small size and limited resources may make it impractical or impossible for us to keep pace with our larger competitors. Our ability to compete successfully in our banking markets may depend on the extent to which we and our vendors are able to offer new technology-based services and on our ability to integrate technological advances into our operations. Management currently is planning to change its core processing vendor and software in 2008 so as to add new functionality, products, services and newer technology for the Bank's customer base. This change would require a systems conversion. Any inability of a new vendor to seamlessly convert and integrate our new processing system may disrupt our business and could have a material adverse effect on our business, operating results and financial condition.

Risks Related to Our Common Stock

- ***The trading volume in our common stock has been relatively low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.***

Our common stock has been quoted "over-the-counter" on the Pink Sheets Electronic Quotation Service and the OTC Bulletin Board since August 2004. However, our common stock is still relatively thinly traded. Thinly traded stocks can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance.

We cannot predict what effect future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock. So, we cannot assure you that sales of substantial amounts of our common stock in the market, or the potential for large amounts of market sales, would not cause the price of our common stock to decline or potentially impair our ability to raise capital in the future.

- ***Our ability to pay dividends is limited and we may be unable to pay future dividends.***

As discussed above under "Supervision and Regulation" in Item 1, our ability to pay cash dividends is limited by regulatory restrictions as well as the need to maintain sufficient capital. If our capital ratios and regulatory requirements are not satisfied, we will be unable to pay cash dividends on our common stock.

ITEM 1B. Unresolved Staff Comments

Not applicable.

ITEM 2. Description of Property

The Bank's corporate offices are located in Hendersonville, North Carolina. The Bank currently maintains 14 full service branch offices and an operations center, all of which are leased by the Bank except for the temporary mobile office facility currently being utilized in Shelby, NC. The following table contains information about our branch offices.

Office location	Opening date of original banking office	Owned/Leased (1)	Date current facility leased
140 Airport Road, Suite P Arden, NC	October 2004	Leased (1)	2004
52 Coxe Avenue Asheville, NC	May 2005	Leased (1)	2005
379 New Market Blvd., Suite 2A Boone, NC	August 2007	Leased (1)	2007
19 Chestnut St., Suite 7 Brevard, NC	December 2005	Leased (1)	2005
80 Walker Street Columbus, NC	January 2005	Leased (1)	2005
6534 Brevard Road Etowah, NC	May 2006	Leased (1)	2006
3270 Hendersonville Road Fletcher, NC	September 2005	Leased (2)	2005
102 West Main St. Forest City, NC	July 2007	Leased (1)	2007
101 Jack Street *(Corporate Headquarters and Main Office)* Hendersonville, NC	November 2004	Leased (1)	2004
203 Greenville Highway Hendersonville, NC	May 2004	Leased (1)	2004
2564 Memorial Hwy. Lake Lure, NC	April 2007	Leased (1)	2007
174 Highway 70 West Marion, NC	May 2006	Leased (3)	2006
760 South Lafayette Street Shelby, NC	September 2006	Owned	2006
1637 South Main Street Waynesville, NC	August 2004	Leased (1)	2004

(1) Leased from a third party.
(2) Leased from a Director of the Bank on terms comparable to third party leases.
(3) Leased from a company of which a Director of the Bank is co-owner

In addition to our branch offices listed above, the Bank is currently constructing a permanent branch office in Shelby NC. Currently, this office is being operated from a temporary facility on an adjoining commercial lot. Management expects the permanent facility to become operational early in the second quarter of 2008. Management expects to sell and lease back this facility upon its completion. The Bank is also currently considering the purchase or lease of additional facilities in various locations in western North Carolina.

All the Bank's existing branch offices are in good condition and fully equipped for the Bank's purposes. At December 31, 2007, the total net book value (cost less accumulated depreciation) of the Bank's furniture, fixtures, leasehold improvements and equipment was approximately $6.6 million. Additional information about this property is set forth in Note 6 to the Financial Statements contained in this Form 10-K, which note is incorporated herein by reference. Any property acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as Other Real Estate Owned until such time as it is sold or otherwise disposed of by the Bank to recover its investment. As of December 31, 2007, the Bank had no assets classified as Other Real Estate Owned.

ITEM 3. Legal Proceedings

We are not a party to any legal proceeding that is expected to have a material effect on our financial condition or results of operations.

ITEM 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of the stockholders of the Bank during the fourth quarter of the fiscal year ended December 31, 2007..

PART II

ITEM 5. Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

There currently is a limited local trading market for the Bank's common stock, and there can be no assurance that a more active market will develop. The Bank's common stock is traded over-the-counter with quotations available on the OTC Bulletin Board and the Pink Sheets Electronic Quotation Service under the symbol "MOBT." FIG Partners is the primary market maker for the Bank's common stock. There were 2,663 stockholders of record as of December 31, 2007, not including the persons or entities whose stock is held in nominee or "street" name and by various banks and brokerage firms.

The table below presents the reported high and low closing prices and the cash dividend declared per share for the Bank's common stock for the years ended December 31, 2007, 2006 and 2005. These prices have been adjusted to reflect the three stock splits paid in the form of stock dividends during 2006 and 2005.

	High	Low	Cash Dividends Declared Per Share
2007			
Fourth quarter	$ 16.87	$ 12.50	$ 0.10
Third quarter	$ 20.10	$ 15.98	$ -
Second quarter	$ 22.93	$ 17.87	$ -
First quarter	$ 25.80	$ 22.34	$ -
2006			
Fourth quarter	$ 27.74	$ 20.36	$ -
Third quarter	$ 24.40	$ 20.20	$ -
Second quarter	$ 27.20	$ 22.60	$ -
First quarter	$ 25.60	$ 20.80	$ -
2005			
Fourth quarter	$ 24.00	$ 13.92	$ -
Third quarter	$ 14.72	$ 12.93	$ -
Second quarter	$ 15.36	$ 13.44	$ -
First quarter	$ 16.90	$ 13.28	$ -

See "Item 1. Description of Business — Supervision and Regulation" above for regulatory restrictions which limited the ability of the Bank to pay cash dividends for three years following the date it began banking operations. In the fourth quarter of 2007, with this restriction expired, the Bank declared a $0.10 per share cash dividend which was paid on January 2, 2008 to shareholders of record on December 3, 2007.

ITEM 6. SELECTED FINANCIAL INFORMATION AND OTHER DATA

Selected Financial Information and Other Data are presented on page three of this filing. The information in this table is derived in part from the audited financial statements and notes thereto of the Bank. The information in this table does not purport to be complete and should be read in conjunction with our financial statements that are included in this Annual Report on Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis that follows is intended to assist readers in the understanding and evaluation of the financial condition and results of operations of the Bank. It should be read in conjunction with the audited financial statements and accompanying notes included in this annual report on Form 10-K and the supplemental financial data appearing throughout this discussion and analysis.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

The following discussion includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements include statements about our profitability, liquidity, allowance for loan losses, nonperforming loans, interest rate sensitivity, market risk, ability to compete in our markets, business strategies, and other such statements that are not historical facts. They usually will contain qualifying words such as "may," "will," "expect," "believe," "anticipate," "intend," "plan," "project," "likely," "estimate," "continue," "could," "would," "should," or similar terms, or the negative or other variations of those terms. We have based those forward-looking statements on our current expectations and projections about future events, but we do not guarantee our future performance described in the statements or that the facts or events described in the statements actually will happen. Our actual performance, or any of those events or facts, may never occur or be realized, or they may be materially different from, or occur in a way substantially different from, the results, facts or events indicated by the forward-looking statements. Those statements involve a number of risks and uncertainties, including, among other things, the factors discussed in Item 1A under the heading "Risk Factors." Other factors that could influence the accuracy of those forward-looking statements include, among other things:

- Successful execution of our business plan including planned expansion of our branch network;
- general national, regional or local economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and the possible impairment of collectibility of loans;
- the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;
- legislative or regulatory changes, including changes in accounting standards and changes in tax laws;
- the level of market interest rates;
- the financial success or changing strategies of our customers which could impact their ability to repay their loans;
- customer acceptance of our services, products and fee structure;
- the impact of changes in monetary and fiscal policies, laws, rules and regulations;
- other developments or changes in our business we do not expect.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We have no obligation, and do not intend, to publicly update or otherwise revise any of the forward-looking statements as a result of any new information, future events or otherwise.

EXECUTIVE OVERVIEW

During 2007, Mountain 1st Bank continued to experience exceptional growth and performance. Growth experienced during 2007 continued to be derived from both organic growth at existing branches as well as the opening of three new branch offices in three new markets. These new offices bring the Bank's total number of full service banking locations to fourteen. During the year, assets increased by $130.0 million or 27.3%. The Bank's earnings continued to increase as well. Net income for the year ended December 31, 2007 totaled $3.54 million representing an increase of $760 thousand or 27.3% as compared with 2006 earnings of $2.78 million. Earnings per share and earnings per diluted share increased to $0.71 and $0.66, respectively. This compares with $0.56 per share and $0.51 per diluted share in 2006 or increases of 26.8% and 29.4%, respectively. Pre-tax, pre-provision income during 2007 increased $2.5 million or 36.8% to $9.1 million. During the year, provision for loan loss expense amounted to $3.4 million and tax expense totaled $2.2 million resulting in the aforementioned net income amount of $3.5 million. This compares with $6.7 million pre-tax, pre-provision income for 2006 with $2.4 million in provision and a tax expense of $1.5 million. While pre-tax, pre-provision income is a non-GAAP financial measure, management believes it to be a meaningful additional metric for periods presented within this report and has included it herein to provide further information and transparency for the reader of these financial statements.

FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

As noted above, Mountain 1st experienced continued strong growth during fiscal 2007. Growth in loans and deposits were the primary drivers of overall growth. During the year, gross loans increased $142.7 million or 37.6% while deposits increased $104.6

million or 24.7%. The increase in loans was comprised of increases totaling $27.2 million or 20.6% in construction and land development loans, $66.7 million or 67.9% in commercial real estate loans, $23.6 million or 43.9% in loans secured by first liens on one to four family residential properties, $6.5 million or 36.7% in home equity loans, $1.3 million or 28.8% in multifamily residential loans and $15.9 million or 24.5% in commercial and industrial loans. Consumer loans declined by $668 thousand or 9.3% during the year.

Investment securities decreased during the period by $20.1 million, or 24.7% as assets were redirected to the Bank's loan portfolio. At December 31, 2007, cash and cash equivalents decreased by $1.0 million or 10.0% as compared with December 31, 2006. Liquid assets, consisting of cash and demand balances due from banks, interest-earning deposits in other banks and investment securities totaled $70.4 million at December 31, 2007 constituting 11.6% of total assets. This compares with $91.5 million or 19.2% of total assets at year end 2006.

Other assets increased from $10.1 million at December 31, 2006 to $19.1 million at December 31, 2007 principally as a result of the Bank's purchase of $6.0 million in life insurance policies on certain key employees during 2007. Also contributing to the increase in other assets was a $2.0 million increase in the Bank's property and equipment from $4.6 million at December 31, 2006 to $6.6 million at December 31, 2007.

Deposits increased $104.6 million or 24.7% during 2007. At year end 2007, noninterest-bearing demand accounts increased $4.6 million, or 9.9% to $51.0 million. Other transaction accounts, including NOW, Money Market and Savings accounts increased $29.9 million or 29.8%. At December 31, 2007, transaction accounts accounted for 34.2% of the Bank's total deposits. Certificates of deposit under $100 thousand increased $39.4 million or 28.2% while jumbo CDs increased $30.8 million or 22.3%. Through the end of 2007, the Bank had utilized wholesale funding sources only on a limited basis via borrowing from the Federal Home Loan Bank of Atlanta. At December 31, 2007 these borrowings totaled $15 million and the Bank had no brokered CDs in its CD portfolio. Management's funding strategy remains centered around balanced growth in loans and deposits generated via the Bank's retail branch network, supplemented through the selective use of wholesale funding when such sources present a lower cost alternative to CD pricing in the local markets in which the Bank operates.

Stockholders' equity increased by $3.2 million, or 7.5%, during 2007, principally as a result of the retention of earnings. At December 31, 2007, all of the Bank's capital ratios continued to be sufficient to classify it as a well-capitalized institution by regulatory measures. Based on the Bank's current business plan, management believes capital levels will need to be enhanced during the second half of 2008. To that end, management is currently evaluating a number of options for generation of additional equity and expects to prioritize these alternatives in the near term. The initiation of the process of acquiring such additional capital as deemed appropriate by the Board of Directors is expected to commence in the second quarter of 2008.

RESULTS OF OPERATIONS

PERIODS ENDED DECEMBER 31, 2007, 2006 AND 2005

The continued asset growth Mountain 1st Bank experienced during 2007 was reflected in a significant increase in the Bank's net income. For the year ended December 31, 2007, the Bank reported net income of $3.5 million or $0.66 per diluted share. This compares with $2.8 million or $0.51 per diluted share for the year ended December 31, 2006 and a net loss of $1.1 million or $0.25 per share for 2005. Net interest income increased $5.2 million or 32.8% in 2007 as compared with an increase of $7.0 million, or 78.9%, in 2006, both of which resulted from the overall growth of the Bank. Noninterest income and expense also increased as a general result of overall growth of the Bank's balance sheet. During 2007, noninterest income increased $789 thousand or 22.5%. This increase resulted predominantly from increases in service charges on deposit accounts and mortgage origination fees totaling $587 thousand or 50.3% and $168 thousand or 7.8%, respectively. During the year, noninterest expense rose $3.5 million or 27.9%. This increase was attributed to the overall growth of the Bank, the addition and staffing of three new branch offices and the addition of a new operations center and the associated infrastructure required to support continued future growth. Individual components with substantial increases included personnel costs which rose $1.6 million or 23.8%, occupancy and equipment costs which increased $534 thousand or 32.6% and data processing and telecommunications which recorded an increase of $499 thousand or 40.0%. During 2006, noninterest income increased by $977 thousand or 38.7%, as a result of increases of $647 thousand or 124.7% in service charges on deposit accounts and an increase in mortgage origination revenues of $326 thousand or 17.7%. During the same period, noninterest expenses increased $1.5 million or 13.2%. This increase resulted from the overall growth of the Bank necessitating the hiring of more personnel and adding facilities and infrastructure to support the growth. See further discussion in "Noninterest Expense" below.

Net Interest Income

The primary component of earnings for the Bank is net interest income. Net interest income is defined as the difference between interest income, principally from the loan and investment securities portfolios, and interest expense, principally on deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, "volume" refers to the average dollar level of interest-earning assets and interest-bearing liabilities, "spread" refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities and "margin" refers to net interest income divided by average interest-earning assets, and margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as levels of noninterest-earning assets and noninterest-bearing liabilities. During the years ended December 31, 2007, 2006 and 2005, average interest-earning assets were $525.8 million, $394.2 million and $236.3 million, respectively. During these same periods, the Bank's net interest margins were 4.01%, 4.02% and 3.75% respectively.

Net interest income increased to $21.1 million during 2007 as compared with $15.9 million for the year ended December 31, 2006, an increase of $5.2 million or 32.8%. The increase in net interest income during 2006 amounted to $7.0 million or 78.9%. The increase in both interest income as well as interest expense primarily resulted from the overall growth of the Bank's asset and deposit bases. While the Bank has experienced an above average growth rate over the past three years, net interest margins have been successfully maintained. However, in the fourth quarter of 2007 and through the first two months of 2008, short term interest rates have been dramatically decreased by the Federal Reserve's Federal Open Market Committee (FOMC). The unprecedented nature of this decline in rates is expected to adversely impact the Bank's net interest margin and consequently net income for at least the first half of 2008. The degree to which the Bank's margin and earnings may be affected is dependent on future actions by the FOMC and is currently unknown.

Management strives to maintain a high interest-earning asset ratio so as to maximize income. To that end, management targets an earning asset ratio at or above 93%. For the year ended December 31, 2007 that ratio was 96.7% as compared with 96.8% for 2006 and 97.5% for 2005. Average interest-earning assets for 2007 increased $131.6 million, or 33.4% as compared to 2006 while the average yield increased by 32 basis points from 7.43% to 7.75%. The increase in yield was primarily a function of a change in the mix of the Bank's assets with a higher percentage of earning assets being allocated to the loan portfolio in 2007 as compared to 2006. Average interest-bearing liabilities increased by $116.1 million, or 35.8%, also as a result of the overall growth of the Bank. The average cost of interest-bearing liabilities increased by 33 basis points from 4.14% to 4.47%. The increase in cost was influenced by higher promotional rates offered in the new markets the Bank entered during 2007. During 2007, management was able to balance yields and costs so as to maintain margins at a stable level. For the year ended December 31, 2007, the Bank's net interest margin was 4.01% as compared with 4.02% for 2006.

The following table presents an analysis of the Bank's net interest income for 2007, 2006 and 2005.

Average Balances and Net Interest Income
(dollars in thousands)

	For The Years Ended December 31								
	2007			2006			2005		
	Average Balance	Interest Income/ Expense (1)(2)	Average Rate	Average Balance	Interest Income/ Expense (1)	Average Rate	Average Balance	Interest Income/ Expense (1)	Average Rate
Interest-earning assets:									
Loans, including loans held for sale	$ 450,200	$ 36,861	8.19%	$ 311,171	$ 25,533	8.21%	$ 184,051	$ 12,628	6.86%
Taxable investment securities	74,943	3,844	5.13%	70,693	3,120	4.41%	40,758	1,479	3.63%
Federal funds sold	672	34	5.06%	11,740	608	5.18%	9,856	308	3.12%
Interest-earning cash deposits	25	1	5.19%	613	27	4.40%	1,666	65	3.90%
Total interest-earning assets	525,840	40,740	7.75%	394,217	29,288	7.43%	236,331	14,480	6.13%
Noninterest-earning assets:									
Cash and due from banks	11,828			8,725			4,491		
Property and equipment	5,592			3,944			2,552		
Allowance for loan loss and other	258			516			(935)		
Total noninterest-earning assets	17,678			13,185			6,108		
Total assets	$ 543,518			$ 407,402			$ 242,439		
Interest-bearing liabilities:									
NOW accounts	$ 51,401	$ 876	1.70%	$ 36,992	$ 499	1.35%	$ 19,355	$ 152	0.79%
Money markets	16,715	499	2.99%	12,810	242	1.89%	23,369	$ 423	1.81%
Savings deposits	50,662	1,483	2.93%	43,644	1,275	2.92%	21,852	626	2.86%
Time deposits	311,160	16,277	5.23%	228,761	11,313	4.95%	122,760	4,378	3.57%
Federal funds purchased and securities sold under agreements to repurchase	7,115	382	5.37%	1,946	100	5.14%	1,096	37	3.38%
Borrowings	3,192	158	4.95%	-	-	n/a	-	-	n/a
Total interest-bearing liabilities	440,245	19,675	4.47%	324,153	13,429	4.14%	188,432	5,616	2.98%
Noninterest-bearing liabilities:									
Demand deposits	52,220			37,694			21,273		
Interest payable and other	5,933			3,900			1,465		
Total noninterest-bearing liabilities	58,153			41,594			22,738		
Total liabilities	498,398			365,747			211,170		
Stockholders' equity	45,120			41,655			31,269		
Total liabilities and stockholders' equity	$ 543,518			$ 407,402			$ 242,439		
Net interest income and interest rate spread		$ 21,065	3.28%		$ 15,859	3.29%		$ 8,864	3.15%
Net yield on average interest-earning assets			4.01%			4.02%			3.75%
Ratio of average interest-earning assets to average interest-bearing liabilities	119.44%			121.61%			125.42%		

(1) Interest income includes deferred loan fees
(2) For amounts less than or equal to $1, yields are calculated using actual intererest income and actual average assets not rounded values

The following table illustrates that the change in the average volume of loans was the predominant factor in the higher amount of net interest income realized by the Bank in both 2007 and 2006 as compared with each preceding year.

Volume and Rate Variance Analysis
(dollars in thousands)

	Year Ended December 31, 2007 vs. Year Ended December 31, 2006 Increase (Decrease) Due to			Year Ended December 31, 2006 vs. Year Ended December 31, 2005 Increase (Decrease) Due to		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
Interest income:						
Loans, including loans held for sale	$ 11,390	$ (62)	$ 11,328	$ 10,316	$ 2,589	$ 12,905
Taxable investment securities	195	529	724	1,270	371	1,641
Federal funds sold	(560)	(14)	(574)	68	232	300
Interest-earning cash deposits	(32)	6	(26)	(47)	9	(38)
Total interest income	10,993	459	11,452	11,607	3,201	14,808
Interest expense:						
NOW accounts	$ 227	$ 150	$ 377	$ 195	$ 152	$ 347
Money markets	88	169	257	(201)	20	(181)
Savings deposits	204	4	208	636	13	649
Time deposits	4,290	674	4,964	4,790	2,145	6,935
Federal funds purchased and securities sold under agreements to repurchase	278	4	282	38	25	63
Borrowings	158	-	158	-	-	-
Total interest expense	5,245	1,001	6,246	5,458	2,355	7,813
Net increase in net interest income	$ 5,748	$ (542)	$ 5,206	$ 6,149	$ 846	$ 6,995

(1) The changes for each category of income and expense are divided between the portion of change attributable to the variance in rate or volume for that category. The amount of change that cannot be separated is allocated to each variance proportionately.

Provision for Loan Losses

The Bank recorded $3.4 million in provisions for loan losses in 2007, representing an increase of $994 thousand or 41.5% as compared with the provision of $2.4 million during 2006. The increase in the provision resulted from continued growth in the Bank's loan portfolio as well as loan losses during 2007 which totaled $1.6 million of which $13 thousand was recovered during the year. Approximately $1.3 million of the $1.6 million of loan losses recorded in 2007 related to a single failed real estate development located in Spruce Pine, N.C.

Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. In evaluating the allowance for loan losses, management considers factors that include growth, composition, diversification, or conversely, concentrations by industry, geography or collateral within the portfolio, historical loan loss experience, current seasoning of the portfolio, current delinquency levels, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. For 2007, $1.8 million of the provision for loan losses was attributable to growth of the loan portfolio while $1.6 million resulted from loan losses. At December 31, 2007, the allowance for loan losses was $7.6 million representing an increase of $1.8 million or 31.3% from the $5.8 million at the end of 2006. The allowance represented 1.46% and 1.54%, respectively, of loans outstanding at the end of 2007 and 2006, net of loans held for sale. At December 31, 2007 the Bank had $1.3 million of impaired loans, all of which were on a non-accruing status. Approximately $1 million of this total was represented by a single commercial property which was in bankruptcy. The Bank holds the first lien on this property and management expects full recovery of this credit upon the release of the property by the bankruptcy court.

Noninterest Income

Noninterest income increased to $4.3 million for the year ended December 31, 2007 compared to $3.5 million for 2006 and $2.5 million for 2005, representing increases of $789 thousand or 22.5% and $1.0 million or 38.6%, respectively for these years. Fees associated with mortgage operations accounted for 21.3% of the total increase in 2007 growing to $2.3 million in 2007 from $2.2 million in 2006. In 2006, increases in mortgage origination income accounted for 33.4% of the total increase in noninterest income. Service charges on deposit accounts increased in 2007 to $1.8 million as compared with $1.2 million in 2006 and $647 thousand in 2005. These increases represent 74.4% of the total increase in noninterest income during 2007 and 68.3% of the total increase in 2006. The following table is a comparative analysis of the components of noninterest income for 2007, 2006 and 2005.

Noninterest Income
(dollars in thousands)

	For the Years Ended December 31,					
	2007		2006		2005	
Service charges on deposit accounts	$	1,753	$	1,166	$	519
Mortgage origination income		2,333		2,165		1,839
Other service charges and fees		94		81		40
Net realized gain/(loss) on sale of securities		(16)		8		19
Net realized gains on sale of repossessed personal property		25		-		-
Other income		105		85		111
Total non-interest income	$	4,294	$	3,505	$	2,528

Noninterest Expense

Noninterest expenses include all of the operating costs of the Bank excluding interest and provision expenses. During 2007 noninterest expenses totaled $16.2 million, increasing $3.5 million or 27.9% from $12.7 million in 2006. During 2006 expenses increased $1.5 million or 13.2%. The most significant component of noninterest expense, personnel costs, increased $1.6 million or 23.8% during 2007 and decreased by $327 thousand during 2006. However, total compensation expense in 2005 included a one time charge for stock compensation of $2.8 million. Excluding this charge for comparative purposes, the increase was $2.4 million or 54.1% in 2006. These increases were primarily driven by staffing increases required by expansion of the Bank's branch network and the increase in infrastructure required by the overall growth of the balance sheet. During 2007, the Bank's full time equivalent employees increased from 122 at December 31, 2006 to 148 at December 31, 2007. Expenses associated with growth of the Bank's branch network accounted for a significant portion of the remainder of the increase in noninterest expense. These expenses, including occupancy, equipment and IT and telecom costs, increased $1.0 million or 35.8% in 2007 as compared with an increase of $1.3 million or 77.3% for 2006. Management expects noninterest expense to continue to increase in approximate proportion to the overall growth in the Bank's balance sheet over the foreseeable future. The following table presents a comparison of the components of noninterest expense for 2007, 2006 and 2005.

Noninterest Expense
(dollars in thousands)

	For the Years Ended December 31,					
	2007		2006		2005	
Salaries and employee benefits	$	8,565	$	6,920	$	7,247
Occupancy expense		1,145		828		481
Furniture/equipment expense		1,027		810		435
Professional service fees		708		506		448
Data processing and telecommunication expense		1,745		1,246		711
Advertising and business promotion		886		956		891
Stationery, printing and supplies		327		256		374
Other expenses		1,808		1,157		617
Total non-interest expenses	$	16,211	$	12,679	$	11,204

Income Taxes

In mid-2006, having depleted all net operating tax loss carryforwards, Mountain 1st Bank's earnings became fully taxable. Accordingly, income tax expense totaling $1.5 million was recorded during the year for the portion of the Bank's earnings for that year that was taxable. During 2007, earnings for the entire year were taxable, therefore, income tax expense increased to $2.2 million representing a marginal tax rate of 38.5%.

LIQUIDITY

The Bank's primary sources of liquidity are customer deposits, cash and demand balances due from other banks, interest-earning deposits in other banks and investment securities available for sale. These funds, together with loan repayments, are used to make loans and to fund continuing operations.

Total deposits were $529.1 million, $424.5 million and $280.0 million at December 31, 2007, 2006 and 2005, respectively. The Bank's deposits increased $104.6 million or 24.7% during 2007 and $144.5 million or 51.6% during 2006. Until the fourth quarter of 2007, deposit growth within the Bank's retail branch bank network was sufficient to meet the Bank's funding requirements. However, as previously discussed, management began a limited utilization of wholesale funding in the fourth quarter of 2007. At December 31, 2007 this was limited to a $15 million advance from the Federal Home Loan Bank of Atlanta (FHLB). Management expects to continue to utilize this and potentially other wholesale sources of funding to supplement deposits generated from the Bank's branch network and assist in managing the overall cost of funds.

At December 31, 2007 and 2006, time deposits represented 65.8% and 65.5% of total deposits, respectively. Certificates of deposit of $100,000 or more represented 31.9% and 32.5%, respectively, of the Bank's total deposits at December 31, 2007 and 2006. Management believes that a sizeable portion of the Bank's time deposits are relationship-oriented. While the Bank appreciates the need to pay competitive rates to retain these deposits, other subjective factors also influence deposit retention. Based upon prior experience, the Bank anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

In the normal course of business there are various outstanding contractual obligations of the Bank that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. The following table summarizes the Bank's contractual obligations and commitments as of December 31, 2007.

Contractual Obligations and Other Commitments
(dollars in thousands)

	Payments Due by Period				
	On Demand or Within 1 Year	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
Contractual Cash Obligations:					
Operating lease obligations	$ 650	$ 1,376	$ 1,160	$ 1,516	$ 4,702
Federal funds purchased and securities sold under agreements to repurchase	9,458	-	-	-	9,458
Borrowings	15,000	-	-	-	15,000
Total contractual cash obligations excluding deposits	25,108	1,376	1,160	1,516	29,160
Time deposits	344,158	3,130	693	30	348,011
Total contractual cash obligations	$ 369,266	$ 4,506	$ 1,853	$ 1,546	$ 377,171

	Commitment Expiration by Period				
	On Demand or Within 1 Year	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
Other commitments:					
Commitments to extend credit	$ 33,783	$ 25,865	$ 4,494	$ 33,857	$ 97,999
Commitments to sell loans held for sale	5,035	-	-	-	5,035
Financial standby letters of credit	960	-	-	-	960
Total other commitments	$ 39,778	$ 25,865	$ 4,494	$ 33,857	$ 103,994

CAPITAL RESOURCES

At December 31, 2007 and 2006, the Bank's equity totaled $46.2 million and $43.0 million, respectively. The Bank's equity to asset ratio on those dates was 7.6% and 9.0%, respectively. This increase resulted primarily from the retention of a significant portion of 2007 earnings. The Bank is subject to minimum capital requirements which are further discussed in "PART 1, ITEM 1 - DESCRIPTION OF BUSINESS — SUPERVISION AND REGULATION."

All capital ratios place the Bank in excess of minimum requirements to be classified as "well capitalized" by regulatory measures. The Bank's regulatory capital ratios as of December 31, 2007 were leverage ratio 7.85%, Tier I risk-based capital ratio 9.18% and total risk-based capital ratio 10.44%. At December 31, 2006 these ratios were 9.18%, 11.01% and 12.26%, respectively.

Note 14 to the accompanying financial statements presents an analysis of the Bank's regulatory capital position as of December 31, 2007 and 2006. The decline in capital ratios is a result of the Bank's successful growth and leveraging of its capital base. Based on current capitalization and growth expectations, management anticipates that the Bank will need to generate additional capital during the second half of 2008. Accordingly, management and the Bank's Board of Directors are currently evaluating various options for increasing the Bank's capital base.

ASSET/LIABILITY MANAGEMENT

The Bank's results of operations depend substantially on its net interest income. Like most financial institutions, the Bank's interest income and cost of funds are affected by general economic conditions as well as by competition in the market place. The objective of the Bank's asset/liability management process is aimed toward providing relative stability and reduction of volatility for the Bank's net interest income through various scenarios of changing interest rates. The process attempts to balance the need for stability and predictability of net interest income against competing needs such as balance sheet mix constraints, overall earnings targets and the risk/return relationships between liquidity, interest rate risk, market risk and capital adequacy. The Bank maintains an asset/liability management policy approved by the Bank's Board of Directors. This policy and the analysis process undertaken by management and the Board's Asset/Liability Management Committee ("ALCO") provides guidelines for limiting exposure to interest rate risk by placing limits on rate risk assumed via the existing structure of the Bank's balance sheet based on the results produced by the Bank's computer simulation. The Bank's policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, the Bank has generally invested such funds in securities, primarily securities issued by U.S. governmental agencies, Government Sponsored Enterprises and mortgage-backed securities. The securities portfolio contributes to the Bank's earnings and plays an important part in overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, and asset/liability management (interest rate risk).

In reviewing the needs of the Bank with regard to proper management of its asset/liability program, the Bank's management estimates its future needs, taking into consideration estimations of loan demand and deposit balances, forecasted interest rate changes, competition and a number of other factors. Several measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayments on loan and mortgage-backed securities, cash flows and maturities of other investment securities and loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

While the Bank's gap analysis at December 31, 2007 indicates that its balance sheet is generally asset sensitive, the results of computer simulation modeling at that date suggests minimal interest rate exposure under moderately increasing or decreasing interest rate scenarios. Under these scenarios, the Bank's net interest income would be expected to decrease no more than approximately 1.25%.

The analysis of an institution's interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is another standard tool for the measurement of the exposure to interest rate risk. Management believes that because interest rate gap analysis does not address all factors that can affect earnings performance, its practical usefulness in managing the Bank's interest rate risk is limited and it should be used in conjunction with other methods of evaluating interest rate risk.

The "Interest Rate Sensitivity Analysis" table, presented below, sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2007, which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts are considered rate sensitive and are placed in the shortest period, while negotiable order of withdrawal or other transaction accounts and regular savings accounts have been evaluated and are deemed to be more stable sources that are less price elastic and are placed in the five year bucket. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates are used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments that will be received throughout the lives of the loans. The interest rate sensitivity of the Bank's assets and liabilities illustrated in the table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

On a cumulative basis, at December 31, 2007, the Bank was asset sensitive for each time interval presented in the table with the exception of the four to twelve months interval, where it was slightly liability sensitive. As stated above, certain shortcomings are inherent in the method of analysis presented in the table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. For instance, while the table is based on the assumption that money market accounts are immediately sensitive to movements in rates, the Bank expects that in a changing rate environment the amount of the adjustment in interest rates for such accounts would be less than the adjustment in categories of assets that are considered to be immediately sensitive. The same is true for all other interest bearing transaction accounts. Additionally, certain assets have features that restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an increase in market interest rates. Due to these shortcomings, the Bank places primary emphasis on its computer simulation model when managing its exposure to changes in interest rates. The Bank does not normally make interest rate predictions, nor take significant risk based on potential changes in interest rate direction. The Bank is currently asset sensitive, accordingly, should interest rates increase and all other factors remain stable, the Bank's earnings, margins and spreads would be positively impacted. The inverse would be true in a declining interest rate environment.

Interest Rate Sensitivity Analysis
(dollars in thousands)

	At December 31, 2007				
	1-3 Months	4-12 Months	13-60 Months	Over 60 Months	Total
Interest-earning assets:					
Loans, excluding loans held for sale	$ 330,276	$ 12,716	$ 138,797	$ 35,119	$ 516,908
Investment securities	18,911	16,441	8,049	17,714	61,115
Interest-earning bank deposits	69	-	-	-	69
Total interest-earning assets	349,256	29,157	146,846	52,833	578,092
Interest-bearing liabilities					
NOW Accounts	-	-	50,504	-	50,504
Savings deposits	-	-	53,044	-	53,044
Money market accounts	26,552	-	-	-	26,552
Time deposits under $100	87,876	89,067	2,112	30	179,085
Time deposits of $100 and greater	81,172	86,043	1,711	-	168,926
Federal funds purchased and securities sold under agreements to repurchase	9,458	-	-	-	9,458
Borrowings	15,000	-	-	-	15,000
Total interest-bearing liabilities	220,058	175,110	107,371	30	502,569
Interest sensitivity gap	$ 129,198	$ (145,953)	$ 39,475	$ 52,803	$ 75,523
Cumulative interest sensitivity gap	$ 129,198	$ (16,755)	$ 22,720	$ 75,523	$ 75,523
Cumulative interest sensitivity gap as a percent of total interest-earning assets	22.35%	-2.90%	3.93%	13.06%	13.06%
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	158.71%	95.76%	104.52%	115.03%	115.03%

LENDING ACTIVITIES

General

The Bank provides to its customers a full range of short to medium-term commercial, mortgage, construction and personal loans, both secured and unsecured. The Bank also makes real estate mortgage and construction loans. The Bank's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the types of loans that the

Bank seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to the Bank, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Board of Directors of the Bank. The Bank supplements its own supervision of the loan underwriting and approval process with periodic loan audits by internal loan examiners as well as third party professionals experienced in loan review work. The Bank has focused its portfolio lending activities on typically higher yielding commercial, construction and consumer loans. The Bank also originates 1-4 family mortgages that are typically sold into the secondary market.

The following tables provide additional information regarding the Bank's loan portfolio as of December 31, 2007, 2006, 2005, and 2004. The "Loan Summary" table provides an analysis of the composition of the loan portfolio by type of loan. The "Loan Maturity Schedule" presents (i) the aggregate maturities or re-pricings of commercial, industrial and commercial mortgage loans and of real estate constructions loans and (ii) the aggregate amounts of such loans by variable and fixed rates for the same periods presented in the Loan Summary table.

Loan Summary (1)
(dollars in thousands)

	At December 31,							
	2007		2006		2005		2004	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Construction and development	$ 159,127	30.78%	$ 131,928	35.17%	$ 90,915	38.18%	$ 31,396	25.66%
1-4 family residential	99,692	19.29%	68,427	18.24%	46,348	19.47%	23,791	19.44%
Multifamily	5,768	1.12%	4,478	1.19%	2,343	0.98%	1,245	1.02%
Nonfarm, nonresidential	164,940	31.91%	98,220	26.18%	61,190	25.70%	52,618	43.00%
Total real estate loans	429,527	83.10%	303,053	80.78%	200,796	84.33%	109,050	89.12%
Commercial and industrial loans	80,867	15.64%	64,946	17.31%	33,202	13.94%	10,575	8.64%
Consumer	6,514	1.26%	7,182	1.91%	4,126	1.73%	2,739	2.24%
Total loans held to maturity	$ 516,908	100.00%	$ 375,181	100.00%	$ 238,124	100.00%	$ 122,364	100.00%

(1) Excluding loans held for sale

Loan Maturity Schedule
(dollars in thousands)

	At December 31, 2007							
	Due within one year		Due after one year but within five		Due after five years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
By loan type:								
Construction and development	$ 142,944	7.66%	$ 10,629	8.11%	$ 5,554	7.32%	$ 159,127	7.68%
1-4 family residential	67,705	7.73%	27,481	7.45%	4,506	6.81%	99,692	7.61%
Multifamily	3,696	7.52%	2,072	7.44%	-	-	5,768	7.49%
Nonfarm, non residential	66,648	7.66%	76,887	7.76%	21,405	7.80%	164,940	7.72%
Total real estate loans	280,993	8.62%	117,069	7.56%	31,465	6.85%	429,527	8.25%
Commercial and industrial	59,261	7.47%	17,729	7.90%	3,877	8.04%	80,867	7.59%
Consumer	2,144	8.43%	3,996	8.12%	374	8.22%	6,514	8.23%
Total loans	$ 342,398	8.60%	$ 138,794	7.63%	$ 35,716	6.95%	$ 516,908	8.26%
By interest rate type:								
Fixed rate loans	$ 14,130	8.10%	$ 133,652	7.74%	$ 35,690	7.62%	$ 183,472	7.74%
Variable rate loans	328,268	7.62%	5,142	8.07%	26	16.00%	333,436	7.63%
Total loans	$ 342,398		$ 138,794		$ 35,716		$ 516,908	

Commercial and Industrial Loans

Commercial business lending is another component of the Bank's lending activities. At December 31, 2007, the Bank's commercial and industrial loan portfolio equaled $80.9 million or 15.6% as compared with $64.9 million or 17.3% of total loans at year end 2006. Commercial and industrial loans include both secured and unsecured loans for working capital, expansion and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. The Bank also makes term commercial loans secured by equipment and real estate. Lending decisions are based on an evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, the Bank requires personal guarantees and secondary sources of repayment.

Commercial and industrial loans generally provide greater yields and reprice more frequently than other types of loans, such as real estate loans, as most commercial loan yields are tied to the prime rate index. Therefore, yields on most commercial loans adjust with changes in the prime rate.

Real Estate Loans

Real estate loans are originated for the purpose of purchasing, constructing or refinancing one- to four- family, multi- family and commercial properties or for other such purposes. The Bank offers fixed and adjustable rate options. The Bank provides customers access to long-term conventional real estate loans through its mortgage loan department which makes FNMA and FHLMC conforming loans that are originated and sold to upstream correspondent banks on a flow basis generally within 30-45 days of closing.

Residential one- to four-family loans are classified into two categories: conforming loans, that are originated under the underwriting guidelines established by FNMA or FHLMC and which are generally sold into the secondary market as discussed above and nonconforming loans that are originated and retained in the Bank's loan portfolio. The terms "conforming" and "nonconforming" do not refer to credit quality, but rather to whether the loan is underwritten so that it can be readily sold in the secondary market. At December 31, 2007, loans held for sale amounted to $5.0 million while nonconforming loans held in the Bank's permanent portfolio amounted to $77.4 million in loans secured by first liens and $2.9 million secured by junior liens. The Bank's permanent residential mortgage loans are generally secured by properties located within the Bank's market area. Most of the one- to four-family residential mortgage loans that the Bank makes are conforming loans and are sold within 30 days of closing to a correspondent bank. The Bank originated approximately 641 loans totaling $120.5 million for sale into the secondary market during 2007. The Bank receives fee income for each loan originated and sold. Mortgage origination activities resulted in aggregate noninterest income of $2.3 million, $2.2 million and $1.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Bank anticipates that it will continue to be an active originator of residential loans. Nonconforming residential mortgage loans that are retained in the Bank's loan portfolio generally have rate terms of five years or less, with amortizations up to 25 years.

The Bank has made, and anticipates continuing to make, commercial real estate loans. Commercial real estate loans amounted to $164.9 million at December 31, 2007. These loans are secured principally by commercial office buildings, owner occupied retail and commercial operations, storage and warehouse space, agricultural properties and a variety of other facilities used by commercial enterprises. Generally in underwriting commercial real estate loans, the Bank requires the personal guarantee of borrowers and a demonstrated cash flow capability sufficient to service the debt. Loans secured by commercial real estate may involve a greater degree of risk than one to four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.

The Bank originates both commercial and one- to four- family residential construction loans. These include the construction of commercial buildings, infrastructure for residential developments, custom homes (where the home buyer is the borrower), pre-sold homes where the builder is the borrower and to a lesser degree speculative home construction projects. The Bank generally receives a pre-arranged permanent financing commitment from an outside entity prior to financing the construction of pre-sold homes. The Bank lends to builders who have demonstrated a favorable record of performance and profitable operations and who are building in markets that management believes it understands and in which it is comfortable with the economic conditions. The Bank further endeavors to limit its construction lending risk through adherence to established underwriting procedures. The Bank generally requires documentation for all draw requests and utilizes loan officers and third party vendors to inspect projects prior to honoring draw requests from builders. With few exceptions, the Bank requires personal guarantees and secondary sources of repayment on construction loans. At December 31, 2007 construction and acquisition and development loans totaled $159.1 million or 30.8% of total loans.

Consumer Loans and Home Equity Lines of Credits. Loans to individuals include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous secured and unsecured personal loans. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors. The Bank attempts to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss. At December 31, 2007 home equity loans totaled $24.4 million or 4.7% of total loans while other consumer lending accounted for $6.5 million or 1.3% of outstanding loans.

Loan Approvals. The Bank's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the type of loans that the Bank seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to the Bank, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Board of Directors of the Bank. The

Bank supplements its own supervision of the loan underwriting and approval process with periodic loan audits by independent, outside professionals experienced in loan review analysis.

Responsibility for loan production rests with the Senior Commercial Lending Officer in each market. The responsibility for loan underwriting, loan processing and approval is with the Chief Credit Officer. The Board of Directors of the Bank determines individual officer lending authority annually. Delegated authorities may include loans, letters of credit, overdrafts, uncollected funds and such other authority as determined by the Board of Directors. The President and Chief Credit Officer each have the authority to approve loans up to $2,000,000. The President in conjunction with the Chief Credit Officer and Chief Executive Officer comprise the Officer Loan Committee and may approve loans up to $4 million, which is the maximum staff lending limit set by the Board of Directors. The Board's Loan Committee approves all loans in excess of the staff's lending limit. The Board Loan Committee consists of the CEO, President, Chief Credit Officer and four outside directors as appointed by the Board of Directors of the Bank. The Bank's legal lending limit was $8.1 million at December 31, 2007.

General Economic Lending and Real Estate Conditions. One of the most challenging environments for the banking industry in decades came to the national forefront during 2007. A number of markets across the country were already experiencing a marked downturn in real estate early in 2007. However, by midyear, the sub-prime mortgage debacle hit the country and the banking industry. This was followed by a credit and liquidity crisis that affected many banks across the country. Fortunately, Mountain 1st was not directly impacted by any of these events and our real estate markets have generally held up well to date. We believe that our markets in western North Carolina are generally strong, certainly compared with many other markets across the country. As discussed elsewhere herein, Mountain 1st, as with most community banks, has a concentration of loans secured by real estate. Management believes that prudent lending using real estate as collateral presents one of the most attractive lending opportunities available to community banks. However, with the current widespread downturn in real estate markets, management has undertaken actions it has deemed both prudent and available to maintain and enhance the strength of Mountain 1st and the Bank's real estate based loan assets. As early as two years ago, the Bank's lending on residential lots was curtailed based on the inflated pricing on some residential lots within the markets we serve. This along with increasing inventory of this type product in our markets prompted us to generally exit the residential lot lending space. In late 2006, management began to reduce exposure to new acquisition and development projects as a widespread downturn in real estate was becoming more evident. Several previously originated real estate development loans remain in the Bank's portfolio as they progress through their life cycle. However, lending on similar new projects along with most speculative building has been greatly curtailed. While we believe that the steps taken to date will assist in strengthening the performance of the Bank's real estate loan portfolio, much of the performance of this portfolio is dependent upon the duration and depth of the current real estate downturn.

The more direct impact of these economic events on Mountain 1st has been a reduction in the Bank's net interest margin. Beginning effectively in the fourth quarter of 2007, the Federal Open Market Committee (FOMC) of the Federal Reserve Board, began reducing short term interest rates. In the five months proceeding February 2008, the FOMC decreased rates dramatically by 225 basis points. The unprecedented velocity of this decline in rates is expected to adversely impact the Bank during 2008. The duration and severity of the impact on the Bank's earnings during 2008 will depend on the timing and amount of additional rate cuts in 2008.

COMMITMENTS TO EXTEND CREDIT

In the ordinary course of business, the Bank enters into various types of transactions that include commitments to extend credit that are not included in loans, net of allowance for loan losses, as presented on the Bank's balance sheets. The Bank applies the same credit standards to these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. The Bank's exposure to credit loss under commitments to extend credit is represented by the amount of these commitments. See Note 13 to the Bank's financial statements and the table noted "Contractual Obligations and Other Commitments."

ASSET QUALITY

The Bank considers asset quality to be of primary importance, and employs a formal internal loan review process to ensure adherence to the lending policy as approved by the Bank's Board of Directors. It is the responsibility of each loan officer to assign an appropriate risk grade to loans when originated. Credit Administration, through the loan review process, tests the accuracy of the initial risk grade assessment. In addition, as a given loan's credit quality changes, it is the responsibility of Credit Administration to change the borrower's risk grade accordingly. In determining the allowance for loan losses and any resulting provision to be charged against earnings, particular emphasis is placed on the results of the loan review process. Consideration is also given to historical loan loss experience, the value and adequacy of collateral, economic conditions in the Bank's market area and other factors. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses represents management's estimate of the appropriate level of reserve to provide for probable losses inherent in the loan portfolio.

The Bank's policy regarding past due loans normally requires a prompt charge-off to the allowance for loan losses following a thorough review and timely collection efforts. Further efforts are then pursued through various means available. Loans carried in a non-accrual status are generally collateralized and probable losses are considered in the determination of the allowance for loan losses.

Over the course of the past year, credit quality at a number of banks across the country has deteriorated as real estate markets have been hit with slowing sales and declining prices. Fortunately, the markets in which Mountain 1st Bank operates have not experienced such dramatic downturns. Although real estate prices in western North Carolina have been relatively stable over the past year, the longer the current real estate market downturn persists, the more vulnerable sales volume and prices become. Management believes that the Bank's loan portfolio has performed very well since the inception of the Bank and currently remains strong. However, a future scenario of protracted real estate market problems, especially if they become severe, could produce portfolio underperformance as compared to the first three and one half years of the Bank's existence.

NONPERFORMING ASSETS

The Bank's financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless a loan is placed on non-accrual basis. Loans are accounted for on a non-accrual basis when management has serious concerns about the collectibility of principal or interest. Generally, the Bank's policy is to place a loan on non-accrual status when the loan becomes 90 days past due. Loans are also placed on non-accrual status in cases where management is uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Payments received on non-accrual loans generally are applied to principal first, and then to interest after all principal payments have been satisfied. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferrals of interest or principal, have been granted due to the borrower's weakened financial condition. The Bank accrues interest on restructured loans at the restructured rate when management anticipates that no loss of original principal will occur. Potential problem loans are defined as loans currently performing that are not included in non-accrual or restructured loans, but are loans that management has concerns as to the borrower's ability to comply with present repayment terms. These loans could deteriorate to non-accrual, past due or restructured loans status. Therefore, management quantifies the risk associated with problem loans in assessing the adequacy of the allowance for loan losses. At December 31, 2007 the Bank had no foreclosed real estate or repossessed personal property. At that time, the Bank had approximately $1.3 million in nonaccruing loans. Approximately $1 million of this total was represented by one commercial real estate parcel with an appraised value in excess of $3 million on which the Bank holds the first lien. Management expects full collection of this loan upon release of the Bank's collateral from the bankruptcy court which currently controls this collateral. At year end 2006, the Bank had a total of $611 thousand in nonperforming loans, all of which had been placed on non-accrual status at that time. The following table summarizes the Bank's nonperforming assets at December 31, 2007, 2006, 2005 and 2004.

Nonperforming Assets
(dollars in thousands)

	At December 31,			
	2007	2006	2005	2004
Nonaccrual loans	$ 1,342	$ 611	$ -	$ -
Loan past due 90 or more days and still accruing interest	-	-	-	-
Restructured loans	-	-	-	-
Total nonperforming loans	1,342	611	-	-
Repossessed assets	-	5	-	-
Other real estate owned	-	-	-	-
Total nonperforming assets	$ 1,342	$ 616	$ -	$ -
Allowance for loan losses	$ 7,571	$ 5,765	$ 3,652	$ 1,840
Nonperforming loans to period end loans, excluding loans held for sale	0.26%	0.16%	-%	-%
Allowance for loan losses to period end loans, excluding loans held for sale	1.46%	1.54%	1.53%	1.50%
Nonperforming assets as a percentage of:				
Loans and other real estate	0.26%	0.16%	-%	-%
Total assets	0.22%	0.13%	-%	-%
Ratio of allowance for loan losses to nonperforming loans	564.16%	943.54%	n/a	n/a

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Management increases the allowance for loan losses by provisions charged to operations and by recoveries of amounts previously charged off. The allowance is reduced by loans charged off. Management evaluates the adequacy of the allowance at least quarterly which is then reviewed and approved by the Board of Directors after making any changes as may be required. In evaluating the adequacy of the allowance, management considers the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors derived from the Bank's limited history of operations. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require it to make adjustments to the allowance for loan losses based upon judgments different from those of our management.

Management uses a risk-grading system, as described under "ASSET QUALITY," to facilitate evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. In this program, risk grades are initially assigned by loan officers and reviewed and tested by Credit Administration and external loan review processes. The testing program includes an evaluation of a sample of new loans, large loans, loans that are identified as having potential credit weaknesses, accruing loans past due 90 days or more, and non-accrual loans. The Bank strives to maintain its loan portfolio in accordance with conservative loan underwriting policies that result in loans specifically tailored to the needs of the Bank's market area. Every effort is made to identify and minimize the credit risks associated with such lending strategies.

The Bank follows a loan review program designed to evaluate the credit risk in its loan portfolio. Through this loan review process, an internally classified watch list is maintained that helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower's ability to repay, the borrower's payment history and the current delinquency status. As a result of this process, loans with a higher than standard risk profile are categorized as watch, OAEM, (Other Assets Especially Mentioned - loans not placed on the watch list and not classified, but that may contain potentially unsatisfactory characteristics), substandard, doubtful or loss, and reserves are allocated based on management's judgment and historical experience.

Loans classified as "substandard" are those loans with clear and defined weaknesses such as unfavorable financial ratios, uncertain repayment sources or poor financial condition that may jeopardize the collection of the debt. They are characterized by the distinct possibility that the Bank will sustain some losses if the deficiencies are not corrected. A specific reserve based on the estimation of loss within each credit classified as substandard is allocated to such loans. Typically, allocations for substandard loans approximate 15% on average. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable. As with substandard loans, specific reserves are allocated to these credits. Such reserve allocations average approximately 50% of doubtful loans. Loans classified as "loss" are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be achieved in the future. As a practical matter, when loans are identified as loss they are charged off against the allowance for loan losses. In addition to the above classification categories, the Bank also categorizes loans based upon risk grade and loan type, assigning an allowance allocation based upon each category.

Significant growth in the Bank's loan portfolio has been the primary reason for increases in the Bank's allowance for loan losses and the resultant provisions for loan losses necessary to provide for those increases. This growth has been spread among the Bank's major loan categories, with the mix of major loan categories being relatively consistent. At December 31, 2007 and 2006, respectively, the percentage of each major category of loans as a percentage of total loans outstanding is illustrated in the aforementioned "Loan Summary" table. During 2007, the Bank experienced $1.6 million in loan losses, of which $13 thousand was recovered during the year. Approximately $1.3 million of the total amount charged off related to a single failed real estate development in Spruce Pine, N.C. Charge offs are typically recognized when it is the opinion of management that all or a portion of an outstanding loan becomes uncollectible. Examples of loans which may be deemed uncollectible are credits whose principal and interest payments are past due, and/or when the fair market value of underlying pledged collateral is less than the outstanding loan balance and the borrower is not meeting contractual obligations. Loan repayment may be realized through a contractual agreement, or through liquidation of assets pledged as collateral. The Bank's allowance for loan losses at December 31, 2007 totaled $7.6 million representing 1.46% of total loans outstanding, excluding loans held for sale. At December 31, 2006, this total was $5.8 million or 1.54%.

The allowance for loan losses represents management's estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. Management makes specific allowances that are allocated to certain individual loans and pools of loans based on risk characteristics, as discussed below. At December 31, 2007, a portion of the Bank's allowance was unallocated to specific credits or specific classes of loans. This unallocated portion of the allowance has been provided due to a number of unknown factors that management believes could potentially pose future general portfolio risks beyond those identified by means of specific allocations. These risks include but are not limited to the relative lack of seasoning of the Bank's portfolio, the significant growth of the loan portfolio in a relatively short time, continued growth, development and demands on the credit administration function since inception of the Bank, potential risks associated with the concentration of real estate loans within the portfolio and significant uncertainties within the general domestic economy and to a lesser degree, in the local economies in which the Bank conducts its operations.

While management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while management believes that it has established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our portfolio, will not require adjustment to the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the allowance for loan losses may adversely affect the Bank's financial condition and results of operations. The following table presents the allocation of the allowance for loan losses at the end of each of the last four years. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors that may affect future loan losses in the categories of loans shown.

Allocation of the Allowance for Loan Losses
(dollars in thousands)

	At December 31,							
	2007		2006		2005		2004	
	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)
Construction loans	$ 2,528	30.78%	$ 2,042	35.17%	$ 1,279	38.18%	$ 471	25.66%
1-4 family residential	1,191	19.29%	815	18.24%	469	19.47%	187	19.44%
Multifamily	81	1.12%	76	1.19%	29	0.98%	19	1.02%
Nonfarm, nonresidential	2,400	31.91%	1,277	26.18%	835	25.70%	790	43.00%
Total real estate loans	6,200	83.10%	4,210	80.78%	2,612	84.33%	1,467	89.12%
Commercial and industrial loans	1,073	15.64%	928	17.31%	610	13.94%	199	8.64%
Consumer	70	1.26%	80	1.91%	50	1.73%	24	2.24%
Unallocated	228	-	547	-	380	-	150	-
Total loans	$ 7,571	100.00%	$ 5,765	100.00%	$ 3,652	100.00%	$ 1,840	100.00%

(1) Percent of loans in each category to total loans

The following table summarizes information regarding changes in the Bank's allowance for loan losses for the years ended December 31, 2007, 2006 and 2005.

Loan Loss and Recovery
(dollars in thousands)

	For the Years Ended December 31,			
	2007	2006	2005	2004
Total loans outstanding at the end of the period (1)	$ 516,908	$ 375,181	$ 238,124	$ 122,364
Average loans outstanding during the period (1)	$ 445,976	$ 308,049	$ 178,642	$ 75,629
Allowance for loan losses at the beginning of the period	$ 5,765	$ 3,652	$ 1,840	$ -
Provision for loan losses	3,390	2,396	1,812	1,840
Loans charged off	1,597	288	-	-
Recoveries on loans previously charged off	13	5	-	-
Allowance for loan losses at the end of the period	$ 7,571	$ 5,765	$ 3,652	$ 1,840
Ratios:				
Net charge-offs as a percent of average loans	0.36%	0.09%	- %	- %
Allowance for loan losses as a percent of period end loans (1)	1.46%	1.54%	1.53%	1.50%

(1) Excluding loans held for sale.

INVESTMENT ACTIVITIES

The Bank's portfolio of investment securities, all of which are available for sale, consists primarily of debt instruments of U.S. government agencies or of Government Sponsored Enterprises, and mortgage-backed securities. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value, with any unrealized gains or losses reflected as an adjustment to stockholders' equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. It is the Bank's policy to classify most investment securities as available for sale. The following table summarizes investment securities by type at December 31, 2007, 2006 and 2005.

Investment Securities Composition
(dollars in thousands)

	At December 31,	
	2007	2006
Available for sale		
U.S. Government Agencies	$ 14,284	$ 2,974
Government-sponsored enterprises	11,046	36,096
Mortgage backed securities	35,785	42,140
Total investment securities	$ 61,115	$ 81,210

The following table summarizes the amortized costs, fair values and weighted average yields of securities available for sale at December 31, 2007, by contractual maturity groups.

Investment Securities
(dollars in thousands)

	At December 31, 2007		
	Amortized Cost	Fair Value	Yield (1)
Available for sale			
U. S. Government agencies:			
Due within one year	$ -	$ -	-%
Due after one but within five years	952	921	2.52%
Due after five but within ten years	8,839	8,660	4.33%
Due after ten years	4,745	4,703	5.74%
	14,536	14,284	4.67%
Government-sponsored enterprises:			
Due within one year	999	997	4.00%
Due after one but within five years	7,485	7,567	4.88%
Due after five but within ten years	-	-	-%
Due after ten years	2,437	2,482	7.01%
	10,921	11,046	5.27%
Mortgage backed securities:			
Due within one year	-	-	-%
Due after one but within five years	-	-	-%
Due after five but within ten years	-	-	-%
Due after ten years	35,851	35,785	5.62%
	35,851	35,785	5.62%
Total securities available for sale			
Due within one year	$ 999	$ 997	4.00%
Due after one but within five years	8,437	8,488	4.61%
Due after five but within ten years	8,839	8,660	4.33%
Due after ten years	43,033	42,970	5.71%
Total investment securities	$ 61,308	$ 61,115	4.89%

(1) Yields are calculated based on amortized cost

The Bank does not engage in, nor does it presently intend to engage in, securities trading activities and therefore does not maintain a trading account. At December 31, 2007, there were no securities of any issuer (other than governmental agencies or Government Sponsored Enterprises) that exceeded 10% of the Bank's stockholders' equity.

SOURCES OF FUNDS

Deposit Activities

The Bank provides a range of deposit services, including noninterest-bearing checking accounts, interest-bearing checking and savings accounts, money market accounts, IRAs and certificates of deposit. These accounts generally earn interest at rates established by management based on asset/liability planning, earnings budgets, competitive market factors and management's desire to increase or decrease certain types or maturities of deposits. Management believes that one of the primary keys to the long-term success of the Bank is the acquisition of demand deposit accounts and other transaction accounts. Accordingly, we strive to establish relationships with customers which will facilitate and attract core deposits. While certificates of deposit are certainly a significant component in the funding of the Bank, management endeavors to utilize these instruments as an entrée into a full relationship with each customer resulting in a complete banking relationship inclusive of the customer's transaction accounts.

As noted previously, during the fourth quarter of 2007, management initiated the use of wholesale funding as a supplemental source of funding. Management elected to begin to utilize wholesale funding to avoid the steep increase in funding cost associated with unusually high premiums being paid on CDs within the Bank's local markets. Such unusual premiums have emanated from a disruption of normalized CD pricing resulting from liquidity shortfalls experienced by some larger financial institutions. Management believes that this situation stems from the disruption of the secondary mortgage market and the inability of larger institutions to generate liquidity from commercial paper markets and from the securitization and sale of financial assets.

The following table summarizes the average balances outstanding and average interest rates for each major category of deposits for the years ended December 31, 2007 and 2006.

Deposit Mix
(dollars in thousands)

	For the Year Ended December 31, 2007			For the Period Ended December 31, 2006		
	Average Amount	% to Total Deposits	Average Rate	Average Amount	% to Total Deposits	Average Rate
Interest-bearing deposits:						
NOW Accounts	$ 51,401	10.66%	1.70%	$ 36,992	10.28%	1.35%
Money Market	16,715	3.47%	2.99%	12,810	3.56%	1.89%
Savings	50,662	10.51%	2.93%	43,644	12.13%	2.92%
Time deposits under $100	158,257	32.82%	5.28%	117,267	32.58%	4.88%
Time deposits of $100 or greater	152,903	31.71%	5.19%	111,494	30.98%	5.02%
Total interest-bearing deposits	429,938	89.17%	4.45%	322,207	89.53%	4.14%
Noninterest-bearing deposits	52,220	10.83%	-%	37,694	10.47%	-%
Total deposits	$ 482,158	100.00%	4.45%	$ 359,901	100.00%	4.14%

The following table presents information regarding maturities of certificates of deposit with balances of $100,000 or more at December 31, 2007.

Maturities of Time Deposits of $100,000 or More
(dollars in thousands)

	At December 31, 2007	
	Amount	Average Rate
Maturing in:		
Three months for less	$ 81,172	5.14%
Over three months to six months	55,251	5.02%
Over six months to twelve months	30,792	5.11%
Over twelve months	1,711	4.77%
Total	$ 168,926	5.10%

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Bank's Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

INFLATION AND OTHER ISSUES

Because our assets and liabilities are primarily monetary in nature, the effect of inflation on our assets is less significant compared to most commercial and industrial companies. However, inflation does have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation.

Notwithstanding these effects of inflation, management believes our financial results are influenced more by our ability to react to changes in interest rates and general economic conditions impacting the creditworthiness of customers than directly by inflation.

Except as discussed in this Management's Discussion and Analysis, management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material adverse effect on the Bank's liquidity, capital resources or operations. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

CRITICAL ACCOUNTING POLICIES

Allowance for Loan Losses. The Bank's most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of the Bank's financial condition and results, and requires management's most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. If the mix and amount of future loan write-offs differ significantly from those assumptions used in making a determination, the allowance for loan losses and resultant provisions for loan losses could materially impact the Bank's financial position and results of operations. For further discussion of the allowance for loan losses and a detailed description of the methodology used in determining the adequacy of the allowance, see the sections of this discussion titled "Asset Quality" and "Analysis of Allowance for Loan Losses" and Note 1 to the financial statements contained in this Annual Report.

Off-Balance Sheet Arrangements

Except as discussed in Note 13 with regard to committed unfunded lines of credit, the Bank does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by Item 7A is set forth in Item 7 under the caption **Asset/Liability Management** and is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MOUNTAIN 1ST BANK & TRUST COMPANY

FINANCIAL STATEMENTS

For the Years Ended December 31, 2007, 2006 and 2005

MOUNTAIN 1ST BANK & TRUST COMPANY

INDEX TO FINANCIAL STATEMENTS

Management's Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance to the company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the chief executive officer and principal accounting officer, the Bank conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in *Internal Control – Integrated Framework,* management of the Bank has concluded the Bank maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rules 13a-15(f), as of December 31, 2007.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the financial statements and other financial information contained in this report. The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

Elliott Davis, PLLC, an independent, registered public accounting firm, has audited the Company's financial statements as of and for the year ended December 31, 2007, and the Bank's assertion as to the effectiveness of internal control over financial reporting as of December 31, 2007, as stated in their report, which is included in Item 8 hereof.

/s/ Gregory L. Gibson
Gregory L. Gibson
Chief Executive Officer

/s/ Mary K. Dopko
Mary K. Dopko
Controller and Principal Accounting Officer

ElliottDavis
Accountants and Business Advisors

Elliott Davis, PLLC
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Mountain 1st Bank & Trust Company
Hendersonville, North Carolina

We have audited the accompanying balance sheets of Mountain 1st Bank & Trust Company as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain 1st Bank & Trust Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an unqualified opinion thereon.

Elliott Davis, PLLC

Greenville, South Carolina
March 13, 2008

www.elliotdavis.com

ElliottDavis
Accountants and Business Advisors

Elliott Davis, PLLC
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Mountain 1st Bank & Trust Company
Hendersonville, North Carolina

We have audited the internal control over financial reporting of Mountain 1st Bank & Trust Company (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides reasonable for is for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition or the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

www.elliotdavis.com

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board United States), the balance sheets of the Company as of December 31, 2007 and 2006 and the related statements of operations, changes in stockholders' equity and comprehensive income loss), and cash flows for each of the cars in the three year period ended December 31, 2007 and our report dated March 13, 2008 expressed an unqualified opinion thereon.

Elliott Davis PLLC

Greenville, South Carolina
March 13, 2008

Mountain 1st Bank & Trust Company

Balance Sheets

December 31, 2007 and 2006

(Dollars in thousands)

	2007	2006
Assets		
Cash and noninterest earning bank deposits	$ 9,210	$ 10,300
Interest earning deposits with banks	69	6
Total cash and cash equivalents	9,279	10,306
Investment securities available for sale	61,115	81,210
Restricted equity securities	2,501	1,405
Loans held for sale	5,035	4,017
Loans, net of allowance for loan losses of $7,571 in 2007 and $5,765 in 2006	509,337	369,416
Bank owned life insurance	6,000	-
Property and equipment, net	6,555	4,569
Accrued interest receivable	3,534	2,810
Other assets	3,135	2,681
Total assets	$ 606,491	$ 476,414
Liabilities and Stockholders' Equity		
Liabilities		
Demand deposits	$ 50,994	$ 46,402
NOW accounts	50,504	42,214
Savings deposits	53,044	45,645
Money market accounts	26,552	12,386
Time deposits under $100	179,085	139,704
Time deposits of $100 and greater	168,926	138,131
Total deposits	529,105	424,482
Federal funds purchased and securities sold under agreements to repurchase	9,458	4,131
Borrowings	15,000	-
Accrued interest payable	5,209	4,167
Other liabilities	1,507	639
Total liabilities	560,279	433,419
Commitments and contingencies (Notes 9 and 13)	-	-
Stockholders' equity		
Common stock, $5 par value; 20,000,000 shares authorized; 4,997,027 and 4,984,529 issued and outstanding in 2007 and 2006, respectively	24,985	24,922
Additional paid-in capital	17,734	17,591
Retained earnings	3,621	581
Accumulated other comprehensive loss	(128)	(99)
Total stockholders' equity	46,212	42,995
Total liabilities and stockholders' equity	$ 606,491	$ 476,414

See accompanying notes to financial statements

MOUNTAIN 1ST BANK & TRUST COMPANY
Statements of Operations
For the Years Ended December 31, 2007, 2006 and 2005
(Dollars in thousands except per share data)

	For the Years Ended December 31,		
	2007	2006	2005
Interest income			
Loans and fees on loans	$ 36,861	$ 25,533	$ 12,628
Investment securities	3,844	3,120	1,479
Interest-bearing bank balances	1	27	65
Federal funds sold	34	608	308
Total interest income	40,740	29,288	14,480
Interest expense			
Deposits	19,135	13,329	5,579
Federal funds purchased and securities sold under agreements to repurchase	382	100	37
Other borrowings	158	-	-
Total interest expense	19,675	13,429	5,616
Net interest income	21,065	15,859	8,864
Provision for loan losses	3,390	2,396	1,812
Net interest income after provision for loan losses	17,675	13,463	7,052
Noninterest income			
Service charges on deposit accounts	1,753	1,166	519
Mortgage origination income	2,333	2,165	1,839
Other service charges and fees	94	81	40
Other income	105	85	111
Net realized gain/(loss) on sale of investment securities	(16)	8	19
Net realized gains on sales of repossessed personal property	25	-	-
Total noninterest income	4,294	3,505	2,528
Noninterest expense			
Salaries and employee benefits	8,565	6,920	7,247
Occupancy	1,145	828	481
Equipment	1,027	810	435
Advertising	886	956	891
Data processing and telecommunication	1,745	1,246	711
Professional fees	708	506	448
Printing and supplies expense	327	256	374
Other general and administrative	1,808	1,157	617
Total noninterest expense	16,211	12,679	11,204
Income (loss) before income taxes	5,758	4,289	(1,624)
Income tax expense (benefit)	2,218	1,509	(553)
Net income (loss)	$ 3,540	$ 2,780	$ (1,071)
Basic income (loss) per share (1)	$ 0.71	$ 0.56	$ (0.25)
Diluted income (loss) per share (1)	$ 0.66	$ 0.51	$ (0.25)
Basic weighted average shares outstanding (1)	4,988,604	4,977,795	4,295,894
Diluted weighted average shares outstanding (1)	5,381,687	5,442,835	4,295,894

(1) Amounts have been adjusted for all stock splits

See accompanying notes to financial statements

MOUNTAIN 1ST BANK & TRUST COMPANY

Statements of Stockholders' Equity and Comprehensive Income (Loss)

For the Years Ended December 31, 2007, 2006 and 2005

(Dollars in thousands)

	Common Stock		Additional Paid in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance, December 31, 2004	2,031,542	$ 10,158	$ 6,922	$ (1,128)	$ 59	$ 16,011
Issuance of common stock	1,150,000	5,750	16,766	-	-	22,516
Stock split, effected in the form of a stock dividend	794,332	3,971	(3,971)	-	-	-
Fractional shares purchased	-	-	(29)	-	-	(29)
Stock compensation expense	-	-	2,791	-	-	2,791
Comprehensive loss						
Net loss	-	-	-	(1,071)	-	(1,071)
Net unrealized loss on investment securities available for sale, net of income taxes of $165	-	-	-	-	(334)	(334)
Reclassification adjustment for gains included in net income, net of income taxes of $6	-	-	-	-	(13)	(13)
Total comprehensive loss						(1,418)
Balance, December 31, 2005	3,975,874	19,879	22,479	(2,199)	(288)	39,871
Exercise of stock options	12,341	62	61	-	-	123
Stock split, effected in the form of a stock dividend	996,314	4,981	(4,981)	-	-	-
Fractional shares purchased	-	-	(23)	-	-	(23)
Stock compensation expense	-	-	55	-	-	55
Comprehensive income						
Net income	-	-	-	2,780	-	2,780
Net unrealized gain on investment securities available for sale, net of income taxes of $87	-	-	-	-	172	172
Reclassification adjustment for gains included in net income, net of income taxes of $8	-	-	-	-	17	17
Total comprehensive income						2,969
Balance, December 31, 2006	4,984,529	24,922	17,591	581	(99)	42,995
Exercise of stock options	12,498	63	44	-	-	107
Cash dividend ($0.10 per share)	-	-	-	(500)	-	(500)
Stock compensation expense	-	-	99	-	-	99
Comprehensive income						
Net income	-	-	-	3,540	-	3,540
Net unrealized loss on investment securities available for sale, net of income taxes of $(3)	-	-	-	-	(5)	(5)
Reclassification adjustment for losses included in net income, net of income taxes of $(8)	-	-	-	-	(24)	(24)
Total comprehensive income						3,511
Balance, December 31, 2007	4,997,027	$ 24,985	$ 17,734	$ 3,621	$ (128)	$ 46,212

See accompanying notes to financial statements.

MOUNTAIN 1ST BANK & TRUST COMPANY

Statements of Cash Flows

For the Years Ended December 31, 2007, 2006 and 2005

(Dollars in thousands)

	For The Years Ended December 31,		
	2007	2006	2005
Cash flows from operating activities			
Net income (loss)	$ 3,540	$ 2,780	$ (1,071)
Adjustments to reconcile net income (loss) to net cash provided by operations:			
Depreciation	991	644	358
Provision for loan losses	3,390	2,396	1,812
Deferred income taxes	(341)	(744)	(1,529)
Amortization of premium on securities, net of discount accretion	186	119	84
Origination of available for sale loans	(120,531)	(106,078)	(88,908)
Sales of available for sale loans	119,513	106,946	86,744
Net realized loss (gain) on investment securities	16	(8)	(19)
Stock compensation expense	99	55	2,791
Changes in assets and liabilities:			
Accrued interest receivable	(724)	(1,273)	(935)
Other assets	(100)	(136)	(202)
Accrued interest payable	1,042	2,305	996
Other liabilities	868	(243)	693
Net cash provided by operating activities	7,949	6,763	814
Cash flows from investing activities			
Purchase of investment securities available for sale	(29,667)	(45,918)	(51,897)
Sales of investment securities available for sale	3,096	1,880	2,672
Maturities and calls of investment securities	46,422	24,217	11,932
Purchase of restricted equity securities	(2,086)	(1,049)	(355)
Sales of restricted equity securities	990	-	-
Net increase in loans	(143,311)	(137,340)	(115,760)
Purchase of bank owned life insurance	(6,000)	-	-
Purchases of property and equipment	(2,977)	(2,168)	(1,365)
Net cash used in investing activities	(133,533)	(160,378)	(154,773)
Cash flows from financing activities			
Net increase in deposits	104,623	144,529	138,001
Net increase in securities sold under agreements to repurchase and federal funds purchased	5,327	3,922	54
Proceeds from the issuance of common stock, net	107	123	22,516
Fractional shares purchased	-	(23)	(29)
Proceeds from borrowings	15,000	-	-
Dividends paid	(500)	-	-
Net cash provided by financing activities	124,557	148,551	160,542
Net (decrease) increase in cash and cash equivalents	(1,027)	(5,064)	6,583
Cash and cash equivalents, beginning	10,306	15,370	8,787
Cash and cash equivalents, ending	$ 9,279	$ 10,306	$ 15,370
Supplemental disclosure of cash flow information			
Transfer of loans to repossessions acquired in settlement of loans	$ 670	$ 5	$ -
Cash paid for:			
Interest	$ 18,633	$ 11,123	$ 4,620
Income taxes	$ 2,646	$ 2,335	$ 829

See accompanying notes to financial statements.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Business and Basis of Presentation

Mountain 1st Bank & Trust Bank (the "Bank") is a federally insured non-member commercial bank incorporated and chartered under the laws of North Carolina on April 30, 2004 and commenced operations on May 14, 2004. The Bank provides financial services through its branch network located in western North Carolina and operates under the banking laws of North Carolina and the Rules and Regulations of the Federal Deposit Insurance Corporation. The Bank competes with other financial institutions and numerous other non-financial services commercial entities offering financial services products. The Bank is further subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank's customers are principally located in western North Carolina.

The accounting and reporting policies of the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

(B) Business Segments

The Bank reports its activities as a single business segment. In determining proper segment definition, the Bank considers the materiality of a potential segment and components of the business about which financial information is available and regularly evaluated, relative to resource allocation and performance assessment.

(C) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of income and expenses for the periods presented. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

(D) Cash and Cash Equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, short-term interest-bearing deposits and federal funds sold. Cash and cash equivalents have maturities of three months or less. Accordingly, the carrying amount of such instruments is considered to be a reasonable estimate of fair value.

(E) Investment Securities

Management determines the appropriate classification of investment securities at the time of purchase. Securities are classified as held to maturity (HTM) when the Bank has both the positive intent and ability to hold the securities to maturity. HTM securities are stated at amortized cost. Securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Securities not classified as HTM or trading are classified as available for sale (AFS). AFS securities are stated at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity.

The fair value of securities is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

A decline in the market value of any AFS or HTM security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Bank considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee.

At December 31, 2007 and 2006, the Bank had no trading assets nor any investment securities classified as HTM. At those dates, all of the Bank's investment securities were classified as AFS.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned. The cost of securities sold is based on the specific identification method. Gains and losses are recorded on the trade date.

(F) Restricted Equity Securities

The Bank, as a member institution is required to own stock in the Federal Home Loan Bank of Atlanta (FHLB). No ready market exists for this stock and it has no quoted market value, however, redemption of these stocks has historically been at par. Also, the Bank owns stock in its upstream correspondent, Silverton Bank (formerly the Bankers Bank of Atlanta, Georgia). At December 31, 2007, the Bank owned $1,532,600 in FHLB stock compared to $736,600 at December 31, 2006. The Bank's investment in Silverton Bank stock totaled $105,457 at December 31, 2007 and 2006. Also included in restricted equity securities at December 31, 2007 is an $862,500 investment in Capital South Partners, LLC (a Small Business Investment Corporation). This includes an additional $300,000 investment made during 2007. The investment in Capital South totaled $562,500 at December 31, 2006.

(G) Bank Owned Life Insurance

In December, 2007 the Bank purchased $6.0 million in life insurance policies on certain key employees and in January 2008 purchased an additional $5.0 million. These policies are recorded on the Bank's balance sheet at their cash surrender value, or the amount that can be realized, and any income from these policies and changes in the net cash surrender values are recorded in Other Noninterest Income on the Bank's Statement of Operations.

(H) Loans Held for Sale

The Bank originates single family, residential first mortgage loans on a pre-sold, flow basis. Loans held for sale are carried at the lower of cost or fair value in the aggregate as determined by outstanding commitments from investors. At closing, these loans, together with their servicing rights, are sold to other financial institutions under prearranged terms. The Bank recognizes certain origination and service release fees upon the sale which are classified as mortgage origination income on the statements of operations.

(I) Loans

Loans are generally stated at their outstanding unpaid principal balances net of an allowance for loan losses and net deferred fees and costs. Loan origination fees net of certain direct loan origination costs are deferred and amortized as a yield adjustment over the contractual life of the related loans using the level-yield method.

Interest on loans is recorded based on the principal amount outstanding. The Bank ceases accruing interest on loans (including impaired loans) when, in management's judgment, the collection of interest appears doubtful or the loan is past due 90 days or more. Payments received on non-accrual loans generally are applied to principal first, and then to interest after all principal payments have been satisfied. Management may return a loan classified as nonaccrual to accrual status when the obligation has been brought current, has performed in accordance with its contractual terms over an extended period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

(J) Allowance for Loan Losses

The allowance for loan and lease losses (ALLL) is established through provisions for losses charged against income. Loan amounts deemed to be uncollectible are charged against the ALLL, and subsequent recoveries, if any, are credited to the allowance. The ALLL represents management's estimate of the amount necessary to absorb estimated probable losses in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on individual loan reviews, past loan loss experience, economic conditions in the Bank's market areas, the fair value and adequacy of underlying collateral, and the growth and loss attributes of the loan portfolio. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. Thus, future additions to the ALLL may be necessary based on the impact of changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's ALLL. Such agencies may require the Bank to recognize adjustments to the ALLL based on their judgments about information available to them at the time of their examination.

A loan is considered impaired when full payment according to the terms of the loan agreement is not probable or when the terms of a loan are modified. The ALLL related to loans that are deemed impaired is based on discounted cash flows using the loan's initial effective interest rate, the loan's observable market price, or the fair value of the collateral for collateral dependent loans. At December 31, 2007 and December 31, 2006 the only loans considered by the Bank to be impaired were non-accrual loans which totaled $1.3 million at December 31, 2007 compared to $611 thousand at December 31, 2006.

(K) Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans (ORE) consists of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional write-downs, which are charged to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed. Such properties are held for sale and, accordingly, no depreciation or amortization expense is recognized. As of December 31, 2007, the Bank has foreclosed on no loans collateralized by real estate and accordingly had no ORE.

(L) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method and is charged to operations over the estimated useful lives of the assets which range from 2 to 15 years for leasehold improvements and 2 to 25 years for furniture and equipment.

Maintenance, repairs, renewals and minor improvements are charged to expense as incurred. Major improvements are capitalized and depreciated.

(M) Advertising Costs

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

(N) Short-term Borrowings

At December 31, 2007, the Bank's short-term borrowings consisted of $15.0 million in overnight borrowings from the Federal Home Loan Bank, federal funds purchased of $7.9 million and securities sold under agreements to repurchase of $1.5 million. At December 31, 2006, the Bank's short-term borrowings consisted of federal funds purchased totaling $2.6 million and securities sold under agreements to repurchase of $1.5 million.

(O) Income Taxes

The provision for income taxes consists of amounts currently payable to taxing authorities and the net change in income taxes payable or refundable in future years. Income taxes deferred to future years are determined using the asset and liability method. Under this method, deferred income taxes are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect when such amounts are realized or settled.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Bank adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Bank's financial position.

(P) Stock Splits

On February 14, 2005, December 1, 2005 and December 5, 2006 the Bank effected 5-for-4 stock splits in the form of stock dividends. Net income (loss) per share information has been adjusted for all periods prior to the splits.

(Q) Net Income (Loss) Per Share

Basic income (loss) per share represents the net income (loss) allocated to stockholders divided by the weighted-average number of common shares outstanding during the period. Dilutive income (loss) per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Bank relate to outstanding stock options, and are determined using the treasury stock method. For the year ended December 31, 2007, basic weighted average shares outstanding totaled 4,988,604 and basic earnings per share amounted to $0.71 per share. Diluted weighted average shares totaled 5,381,687 which accounted for dilution of $0.05 per share and resulted in fully diluted EPS of $0.66 for the year ended December 31, 2007. For the year ended December 31, 2006, basic weighted average shares outstanding totaled 4,977,795 and basic earnings per share (EPS) amounted to $0.56 per share. Diluted weighted average shares totaled 5,442,835 which accounted for dilution of $0.05 per share and resulted in fully diluted EPS for 2006 of $0.51 per share. Due to the net loss for the year ended December 31, 2005, the outstanding stock options were anti-dilutive, therefore basic and dilutive shares and loss per share, respectively, are the same. Had the Bank not had a net loss, dilutive shares would have been 4,629,935 at December 31, 2005.

(R) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on investment securities available for sale, net of taxes. Comprehensive income (loss) is presented in the statements of stockholders' equity and comprehensive income (loss).

(S) Stock Compensation

In December 2004, the FASB issued SFAS No. 123(Revised), "*Share-Based Payment*" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123 "*Accounting for Stock-Based Compensation*" ("SFAS 123"), and supersedes APB Opinion No 25, "*Accounting for Stock Issued to Employees*" ("APB 25"). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized ratably in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt, and the Bank has adopted effective January 1, 2006, the new standard using a modified prospective method. Under the modified prospective method, companies are allowed to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively on the nonvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. At December 31, 2006, the Bank had two stock-based payment plans,one for directors and another for employees, which is described below. Prior to January 1, 2006, the Bank, as permitted under SFAS 123, applied the intrinsic value method under APB 25 and related interpretations in accounting for its stock-based compensation plan.

Effective January 1, 2006, the Bank adopted the provisions of SFAS 123(R) thereby expensing employee stock-based compensation using the fair value method prospectively for all awards granted, modified, or settled on or after January 1, 2006. The fair value at the date of grant of the stock option is estimated using the Black-Scholes option-pricing model based on assumptions noted in a table below. The dividend yield is based on estimated future dividend yields. The risk-free rate for periods within the contractual term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are generally based on historical volatilities. The expected term of share options granted is generally derived from historical experience. Compensation expense is recognized on a straight-line basis over the stock option vesting period. The impact of adoption of the fair value based method for expense recognition of employee awards resulted in net expense of approximately $99 thousand for the year ended December 31, 2007 compared to $55 thousand for the year ended December 31, 2006.

The Bank's stock option plans, which are stockholder approved, provide for stock options to be granted primarily to directors, officers and other key associates. Options granted under the directors' stock option plan are non-incentive stock options while options granted under the employee stock option plan are incentive stock options. Share option awards are granted with an exercise price equal to, or higher than, the market price of the Bank's shares at the date of grant. Options vest ratably over a pre-determined period, generally five years, and expire after ten years from the date of grant, except as discussed below. Share options awards provide for accelerated vesting if there is a change in control, as defined in the stock option plan. At December 31, 2007, no shares were available to be granted under the directors' plan and 37,511 shares remained available for award under the employee plan. Of the 941,095 options awarded prior to December 31, 2005, 933,283 or 99.2% were fully vested at that date with the remaining shares fully vested during the first and second quarters of 2006.

As noted in Note 12, the Plans were established in 2004 subject to approvals of shareholders and the Commissioner, which occurred in June 2005. The Bank entered into stock option agreements during 2004 with directors and certain employees. Agreements executed in June and July of 2004 for options to purchase approximately 595 thousand shares (all share and per share amounts in this note have been adjusted for all stock splits) had an exercise price of $5.63 per share that was less than the market value of $10.35 per share of the Bank's stock on the deemed grant date in June 2005. The difference between the exercise price and the market value of the stock was $4.72 per share (i.e. the intrinsic value). Compensation cost recognized in the year ended December 31, 2005 was approximately $2.8 million. This amount represents the per share intrinsic value based on the 595 thousand shares at the value of $4.72 per share.

Management believes that the over-the-counter ("OTC") quoted market prices of the Bank's stock do not reflect an accurate value of the stock since the stock is not traded in large volumes and the OTC bid and ask quotes are for very small share lots. The Plans themselves contemplate that there is no efficient market unless the stock is listed on an exchange. The Plans assign the responsibility to value the stock at each grant date to the Board of directors, until such time the Bank's stock trades on a stock exchange. Management believes that this approach to valuation is consistent with the measurement principles established by APB 25.

The Bank engaged an investment banker to assist in the valuation of the Bank's stock as of June 2005. The investment banker first concluded that the Bank's stock does not freely trade on an established market, which is the condition required to be met by APB 25 when the value of the underlying stock is valued on a basis other than a quoted market price. Next the valuation considered the ratio of the market price of publicly traded (on an exchange) peer group banks in relation to their book values. This ratio was then applied to the book value of the Bank to estimate a value under this approach. The valuation also included a discounted cash flow analysis using discount rates of 13% to 15% applied to growth and performance assumptions provided by management. The results of the values obtained under the two methodologies were analyzed and a conclusion was reached by the Board of Directors that the value of the stock at the time the Plans were approved was $10.35 per share.

Under the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") if a company elects to follow the intrinsic value method of measuring compensation cost under APB 25, proforma disclosures of compensation cost must be made as if the Bank had adopted the fair value recognition method under SFAS 123. The following table illustrates the effect on net income (loss) per share and earnings (loss) per share as if the fair value method had been applied to all outstanding and unvested awards in each of the periods presented *(dollars in thousands except per share data)*:

	For Years Ended December 31,		
	2007	2006	2005
Net income (loss) as reported	$ 3,540	$ 2,780	$ (1,071)
Add: stock-based employee compensation expense included in reported net income	99	55	-
Deduct: total stock based employee compensation cost determined under fair value based method	(99)	(55)	(2,498)
Pro forma net loss, based on SFAS No. 123R	$ 3,540	$ 2,780	$ (3,569)
Basic earnings (loss) per share:			
As reported	$ 0.71	$ 0.56	$ (0.25)
Pro forma	$ 0.71	$ 0.56	$ (1.04)
Diluted earnings (loss) per share:			
As reported	$ 0.66	$ 0.51	$ (0.25)
Pro forma	$ 0.66	$ 0.51	$ (1.04)
Assumptions in estimating option values:			
Risk-free rate	-	4.96%	3.73%
Dividend yield	-	-%	-%
Volatility	-	30%	45%
Expected life	-	10 years	10 years

The weighted average fair value of options granted for the years ended December 31, 2006 and 2005 were $10.36 and $5.21, respectively. There were no options granted in the year ended December 31, 2007.

(T) Reclassifications

Certain prior year amounts have been reclassified in the financial statements to conform with the current year presentation. The reclassifications had no effect on previously reported net income (loss) or stockholders' equity.

(U) Recently Issued Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the Bank.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Bank on January 1, 2008 and is not expected to have any impact on the Bank's financial statements.

In September, 2006, the FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "*Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*". EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967". EITF 06-4 is effective for fiscal years beginning after December 15, 2007. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Bank does not believe the adoption of EITF 06-4 will have a material impact on its current financial position, results of operations and cash flows, however, it is continuing to analyze the potential for impact on future periods which may result from the adoption of EITF 06-4.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008. The Bank does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Bank does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.*" This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement, 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Bank on January 1, 2008. The Bank is currently analyzing the fair value option provided under SFAS 159.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Bank's financial position, results of operations or cash flows.

(V) Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133") as amended by SFAS No.'s 137, 138 and 149 establishes accounting and reporting standards for derivatives and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet, and measures those instruments at fair value. Changes in the fair value of those derivatives are reported in current earnings or other comprehensive income depending on the purpose for which the derivative is held and whether the derivative qualifies for hedge accounting. The Bank does not currently engage in any activities that qualify for hedge accounting under SFAS 133. Accordingly, changes in fair value of these derivative instruments are included in gain on sales of loans held for sale in the consolidated statements of operations.

Note 2 – Restrictions on Cash

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Federal Reserve Bank (FRB). At December 31, 2006, the Bank's reserve requirements exceeded cash maintained in the Bank's vault by a total of $1.5 million. This additional reserve requirement was maintained in a segregated account with a correspondent bank on behalf of the FRB. During 2007, the Bank adopted an internal deposit reclassification system (approved by the Board of Governors under Regulation D) whereby significant portions of interest bearing and noninterest bearing transaction accounts are transferred to a non-reservable savings account status. As a result, all required reserves at December 31, 2007 were met by the Bank's vault cash.

Note 3 – Investment Securities

Following is a summary of investment securities at December 31, 2007 and 2006 *(dollars in thousands)*:

	At December 31, 2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:				
U.S. Government agencies	$ 14,536	$ 54	$ 306	$ 14,284
Government-sponsored enterprises	10,921	128	3	11,046
Mortgage backed securities	35,851	128	194	35,785
Total securities available for sale	$ 61,308	$ 310	$ 503	$ 61,115

	At December 31, 2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:				
U.S. Government agencies	$ 2,922	$ 52	$ -	$ 2,974
Government-sponsored enterprises	36,160	23	87	36,096
Mortgage backed securities	42,279	32	171	42,140
Total securities available for sale	$ 81,361	$ 107	$ 258	$ 81,210

The following tables show the gross unrealized losses and fair values, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006, respectively. All unrealized losses on investment securities are considered by management to be temporary in nature. Given the credit ratings on these investment securities, the short duration of the individual securities, and the Bank's ability and intent to hold these securities to maturity, these securities are not considered to be permanently impaired. *(dollars in thousands)*:

	At December 31, 2007					
	Less Than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:						
U. S. Government Agencies	$ 10,168	$ 306	$ -	$ -	$ 10,168	$ 306
Government-sponsored enterprises	-	-	997	3	997	3
Mortgage backed securities	8,341	190	1,597	4	9,938	194
Total temporarily impaired securities	$ 18,509	$ 496	$ 2,594	$ 7	$ 21,103	$ 503

	At December 31, 2006					
	Less Than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:						
Government-sponsored enterprises	$ 14,478	$ 21	$ 13,432	$ 66	$ 27,910	$ 87
Mortgage backed securities	8,376	33	18,598	138	26,974	171
Total temporarily impaired securities	$ 22,854	$ 54	$ 32,030	$ 204	$ 54,884	$ 258

Four individual securities were in a continuous unrealized loss position for twelve months or more at December 31, 2007.

The aggregate amortized cost and fair value of investment securities available for sale at December 31, 2007, by remaining contractual maturity, are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations *(dollars in thousands)*:

	At December 31, 2007	
	Amortized cost	Fair value
U.S.Government agencies		
Due after 1 year through 5 years	$ 952	$ 921
Due after 5 years through 10 years	8,839	8,660
Due after 10 years	4,745	4,703
Government-sponsored enterprises		
Due within 1 year	999	997
Due after 1 year through 5 years	7,485	7,567
Due after 10 years	2,437	2,482
Mortgage-backed securities	35,851	35,785
Total	$ 61,308	$ 61,115

Proceeds from sales of investment securities available for sale were $3.1 million and $1.9 million for the years ended December 31, 2007 and 2006, respectively. There were no gross realized gains from the sales of investment securities available for sale for the year ended December 31, 2007 compared to $8,000 for the year ended December 31, 2006 and $19,000 for the year ended December 31, 2005. Gross realized losses for the year ended December 31, 2007 were $16,000. There were no realized losses for the years ended December 31, 2006 or 2005.

Investment securities with amortized cost of $15.4 million and fair value of $15.5 million were pledged as collateral on a credit availability through Bankers Bank, for securities sold under agreements to repurchase and other banking purposes at December 31, 2007.

Note 4 — Loans

Following is a summary of loans, excluding loans held for sale, at December 31, 2007, 2006, 2005 and 2004 *(dollars in thousands)*:

	At December 31,			
	2007	2006	2005	2004
Real estate:				
Construction and development	$ 159,127	$ 131,928	$ 90,915	$ 31,396
1-4 family residential	99,692	68,427	46,348	23,791
Multifamily	5,768	4,478	2,343	1,245
Nonfarm, nonresidential	164,940	98,220	61,190	52,618
Total real estate loans	429,527	303,053	200,796	109,050
Commercial and industrial loans	80,867	64,946	33,202	10,575
Consumer	6,514	7,182	4,126	2,739
	516,908	375,181	238,124	122,364
Allowance for loan losses	(7,571)	(5,765)	(3,652)	(1,840)
Total loans	$ 509,337	$ 369,416	$ 234,472	$ 120,524

At December 31, 2007, the Bank had $1.3 million in non-accruing loans compared to $611 thousand at December 31, 2006. The foregone interest associated with these loans totaled $124 thousand at December 31, 2007 compared to $26 thousand at December 31, 2006. No other credits were deemed impaired at December 31, 2007 or December 31, 2006.

Note 5 – Allowance for Loan Losses

An analysis of the changes in the allowance for loan losses is as follows *(dollars in thousands)*:

	For the Year Ended December 31,							
	2007		2006		2005		2004	
Balance, beginning	$	5,765	$	3,652	$	1,840	$	-
Provision for loan losses charged to expense		3,390		2,396		1,812		1,840
Loan charge-offs		(1,597)		(288)		-		-
Loan recoveries		13		5		-		-
Balance, ending	$	7,571	$	5,765	$	3,652	$	1,840

Note 6 – Property and Equipment

The components of property and equipment and accumulated depreciation are as follows *(amounts in thousands)*:

	At December 31,			
	2007		2006	
Premises:				
Land	$	275	$	275
Buildings		294		77
Leasehold improvements		2,631		1,183
Furniture and fixtures		3,468		2,520
Computer and telecom equipment and software		1,962		1,598
Other		26		26
Property and equipment, total		8,656		5,679
Less accumulated depreciation		(2,101)		(1,110)
Property and equipment	$	6,555	$	4,569

Depreciation amounted to $991 thousand, $644 thousand and $358 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 7 – Time Deposits

Time deposits in denominations of $100,000 or more were $168.9 million and $138.1 million at December 31, 2007 and 2006, respectively. Interest expense on such deposits aggregated approximately $7.9 million, $5.6 million and $2.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. Time deposits maturing subsequent to December 31, 2007 are as follows *(dollars in thousands)*:

Maturing in		Amount
2008	$	344,158
2009		2,381
2010		749
2011		464
2012		229
2013		30
	$	348,011

Note 8 – Borrowings

At December 31, 2007, the Bank's borrowings consisted of overnight borrowings from the Federal Home Loan Bank, federal funds purchased and securities sold under agreements to repurchase. Additional information as of December 31, 2007 and 2006 is summarized below *(dollars in thousands)*:

	2007	2006
Outstanding balance at December 31	$ 24,458	$ 4,131
Year-end weighted average rate	4.43%	5.44%
Daily average outstanding during the period	$ 10,307	$ 1,946
Average rate for the period	5.24%	5.14%
Maximum outstanding at any month-end during the period	$ 24,458	$ 15,464

At December 31, 2007, the Bank's short-term borrowings consisted of $15.0 million in overnight borrowings from the Federal Home Loan Bank at a rate of 4.40%, federal funds purchased of $7.9 million at a rate of 4.60% and securities sold under agreements to repurchase of $1.5 million at a rate of 3.84%. A portion of the Bank's short-term borrowings are collateralized by investment securities as described in Note 3.

As of December 31, 2007, the Bank had lines of credit to purchase federal funds from unrelated banks totaling $33.5 million. These lines of credit are unsecured and are available on a one to fourteen day basis for general corporate purposes. As of December 31, 2007, the Bank had $7.9 million drawn from these lines. The Bank also has a line of credit to borrow funds from a correspondent bank on a secured basis. This $10.0 million line is available on a one day basis and is secured by investment securities with total fair market values of $11.4 million.

Note 9 – Leases

As of December 31, 2007, the Bank leases office space under non-cancelable operating leases. Future minimum lease payments required under the leases are as follows *(dollars in thousands)*:

Year Ending December 31,		Amount
2008	$	650
2009		668
2010		708
2011		594
2012		566
Thereafter		1,516
	$	4,702

The leases contain options for renewals after the expiration of the current lease terms. The cost of such renewals is not included above. Total rent expense for the years ended December 31, 2007, 2006 and 2005 amounted to $606 thousand, $465 thousand and $300 thousand, respectively.

Note 10 – Income Taxes

The following table presents the Bank's current and deferred income tax provision (benefit) at the end of 2007, 2006 and 2005 *(dollars in thousands):*

The components of income tax expense are as follows (amounts in thousands):	Current	Deferred	Total
Year ended December 31, 2007:			
Federal	$ 2,165	$ (280)	$ 1,885
State	394	(61)	333
	$ 2,559	$ (341)	$ 2,218
Year ended December 31, 2006:			
Federal	$ 1,958	$ (688)	$ 1,270
State	295	(56)	239
	$ 2,253	$ (744)	$ 1,509
Year ended December 31, 2005:			
Federal	$ 807	$ (1,483)	$ (676)
State	169	(46)	123
	$ 976	$ (1,529)	$ (553)

Reconciliation between the income tax expense and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes is as follows *(dollars in thousands)*:

	For the Years Ended		
	2007	2006	2005
Tax at statutory federal rate	$ 1,958	$ 1,458	$ (552)
State income tax, net of federal benefit	220	158	97
Nondeductible employee stock compensation	34	-	442
Other	6	101	51
Deferred tax asset valuation allowance change, net	-	(208)	(591)
Income tax expense (benefit)	$ 2,218	$ 1,509	$ (553)

The significant components of deferred tax assets and liabilities are summarized as follows *(dollars in thousands):*

	At December 31,	
	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 2,555	$ 2,024
Pre-opening expenses	80	138
Nonqualified stock compensation	575	567
Unrealized losses on securities available for sale	66	51
Deferred tax asset	$ 3,276	$ 2,780
Deferred tax liabilities:		
Depreciation	$ (542)	$ (438)
Deferred loan costs, net	(55)	(18)
Deferred tax liability	$ (597)	$ (456)

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2007 and 2006, management determined that it was more likely than not that all assets would be realized and no valuation allowance was appropriate. As of December 31, 2005, in consideration of the lack of an established earnings history, management provided valuation allowances of approximately 11% to reflect its estimate of net realizable value as of that date. The net deferred asset is included in "other assets" in the balance sheet.

The Bank has analyzed the tax positions taken or expected to be taken in its tax returns and has concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

Note 11 – 401(k) / Profit Sharing Plan

Effective January 1, 2005, the Bank adopted a 401(k) / Profit Sharing Plan which is available to all full-time employees and part-time employees working more than 1000 hours per year. The 401(k) plan provides that employee contributions are matched in an amount equal to 100% of employee contributions which do not exceed 3% of compensation and 50% of employee contributions over 3% and up to 5% of compensation. Both employee contributions and the initial 3% Bank matching contribution under the 401(k) Plan are 100% vested at all times. The additional 2% match under the 401(k) Plan, as well as any discretionary Bank contributions under the Profit Sharing Plan are fully vested after three years. Matching contributions under the 401(k) Plan / Profit Sharing Plan totaled approximately $202 thousand, $164 thousand and $100 thousand for 2007, 2006 and 2005, respectively. Discretionary contributions totaled $112 thousand for 2006 and $138 thousand for the 2005 plan year. There were no discretionary contributions made in 2007.

Note 12 – Stock Options

Stock Option Plans

During 2004, the Bank's Board of Directors approved both an Employee Stock Option Plan and a Director Stock Option Plan (collectively referred to as the Plans) subject to the approval of the Bank's stockholders and the North Carolina Commissioner of Banks. The Plans, as they subsequently were amended by the Board and approved by the Bank's stockholders and the Commissioner, provide that up to 497,110 shares (adjusted for all stock splits) of the Bank's common stock may be issued under each of these plans for a combined total of 994,220 shares. Options granted under the Plans may be vested immediately and expire no more than 10 years from date of grant. The exercise price for any options granted under the Plans is set by the Board of Directors at the date of grant (and is adjusted on a pro rata basis for any subsequent stock split). In 2007, no options were granted either under the Employee Stock Option Plan or the Director Stock Option Plan. During 2006, 25,000 options were granted under the Employee Stock Option Plan while no options were granted under the Director Stock Option Plan. In 2005, 180,803 options were granted under the Director Stock Option Plan and 149,062 options were granted under the Employee Stock Option Plan. Including options forfeited and those exercised, the total number of options outstanding at December 31, 2007 under each plan was 497,110 in the Director Stock Option Plan and 431,667 in the Employee Stock Option Plan.

A summary of the activity in the Plans and related information for the years ended December 31, 2007, 2006, 2005 is as follows:

		Outstanding Options		Exercisable Options	
	Shares Available for Grants	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
At December 31, 2004	20,606	614,160	$ 5.82	-	$ -
Plan amendment	359,454	-	-	-	-
Options granted	(329,865)	329,865	13.45	329,865	13.45
Options vested	-	-	-	606,348	5.82
Options forfeited	2,930	(2,930)	5.63	(2,930)	5.63
At December 31, 2005	53,125	941,095	8.49	933,283	8.49
Options granted	(25,000)	25,000	23.90	-	-
Options vested	-	-	-	7,812	5.63
Options exercised	-	(15,434)	7.97	(15,434)	7.97
Options forfeited	2,344	(2,344)	13.31	(2,344)	13.31
At December 31, 2006	30,469	948,317	8.90	923,317	8.90
Options granted	-	-	-	-	-
Options vested	-	-	-	5,000	23.90
Options exercised	-	(12,498)	8.51	(12,498)	8.51
Options forfeited	7,042	(7,042)	13.31	(7,042)	13.31
At December 31, 2007	37,511	928,777	$ 8.86	908,777	$ 8.86

Additional information concerning the Bank's Plans as of December 31, 2007 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Average Intrinsic Value (1)	Weighted Average Remaining Contractual Life
$5.63	576,063	576,063	$ 4,820	6.49 Years
$10.75	6,836	6,836	22	6.73 Years
$12.29	9,766	9,766	17	6.76 Years
$13.31	292,806	292,806	201	7.75 Years
$14.08	12,056	12,056	(1)	7.75 Years
$20.60	6,250	6,250	(41)	7.94 Years
$23.80	12,500	2,500	(125)	8.94 Years
$24.00	12,500	2,500	(122)	8.50 Years
Total outstanding at end of the year	928,777	908,777	$ 4,771	6.98 Years
(1) dollars in thousands				

It is the Bank's policy to issue new shares to satisfy option exercises. Cash received from option exercises amounted to $107 thousand and $123 thousand for the years ended December 31, 2007 and 2006, respectively. The total intrinsic value of options exercised during 2007 and 2006 was $160 thousand and $339 thousand, respectively.

Anticipated total unrecognized compensation cost related to outstanding non-vested stock options will be recognized over the following periods *(in thousands)*:

2008	$ 57
2009	34
2010	18
2011	7
	$ 116

Note 13 – Contingent Liabilities, Commitments and Uncertainties

Litigation

In the normal course of business the Bank is involved in various legal proceedings. Management believes that any liability resulting from such proceedings will not be material to the financial statements.

Risks and Uncertainties

In the normal course of its business, the Bank encounters numerous risks. Two of the most significant of these types of risk are economic and regulatory. There are three main components of economic risk; interest rate risk, credit risk, and market risk. The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Bank's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Bank, and the valuation of loans held for sale and investment securities available for sale.

The Bank is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Bank also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operation restrictions, resulting from the regulators' judgments based on information available to them at the time of their examination.

Financial Instruments with Off-Balance-Sheet-Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank's commitments are as follows *(dollars in thousands)*:

	At December 31	
	2007	2006
Commitments to extend credit	$97,999	$92,555
Standby letters of credit	960	1,156
	$98,959	$93,711

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivables, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances which the Bank deems necessary. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements. The Bank has not recorded a liability for the current carrying amount of the obligation to perform as a guarantor, and no contingent liability was considered necessary, as such amounts were not considered material.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Bank to concentrations of credit risk, consist principally of loans, investment securities, federal funds sold, and amounts due from banks with loans accounting for the most significant risk.

The Bank makes loans to individuals and small businesses for various personal and commercial purposes primarily in western North Carolina. Management does not consider the loan portfolio to be significantly concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

Recently, banking regulators have raised concern and are preparing to heighten regulatory scrutiny regarding loan portfolios with concentrations of loans collateralized by real estate, particularly commercial real estate ("CRE"). They have defined CRE to include construction loans, acquisition and development loans, loans collateralized with tracts of raw land for speculative purposes, any sort of commercial premise unless it is owner occupied and a number of other subcategories. As noted within this report, slightly more than 83% of Mountain 1st Bank's loan portfolio is collateralized by real estate. As with the vast majority of community banks, management believes that utilizing real estate as collateral generally provides the safest form of lending reasonably available to the Bank. Furthermore, real estate lending is the principal core competency and expertise of the Bank's lending team. North Carolina has become the number one state in the country for in-migration and western North Carolina has been and is forecast to continue to be the beneficiary of a sizeable portion of this influx of new residents. These factors, coupled with the diversification of the different types of real estate collateral and the Bank's emphasis on borrowers' secondary repayment sources rather than placing over reliance on liquidation of real estate as the source of repayment of loans, significantly mitigates the risk of this concentration in management's opinion.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries, geographic regions and loan types, management monitors exposure to credit risk from other lending practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.) and loans with high loan-to-value ratios ("LTV"). Regulatory guidelines state that the total amount of all loans in excess of the regulatory loan-to-value ratio limits should not exceed 100% of a bank's total risk-based capital. These types of loans totaled $64.2 million at December 31, 2005 representing 148.6% of the Bank's total risk-based capital. During 2006, management determined that a reduction in the amount of loans with LTV exceptions was warranted to aid in mitigating the above noted real estate concentration risk. As a result of management's actions, loans with LTV's that exceeded regulatory guidelines were reduced to 88% of risk-based capital at December 31, 2006. Continued efforts in 2007 further reduced the amount of loans with LTV exceptions to $29.0 million or 55.0% of risk-based capital at December 31, 2007.

The Bank's investment portfolio consists principally of obligations of the United States, its agencies, Government Sponsored Enterprises and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio.

The Bank places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Note 14 – Stockholders' Equity

Restriction on Dividends

As a North Carolina banking corporation, the Bank may pay cash dividends only out of undivided profits as determined pursuant to North Carolina banking laws. However, regulatory authorities may limit payment of dividends when it is determined that such a limitation is in the public interest and is necessary to ensure a bank's financial soundness. In addition, as a condition to receiving its charter, the Bank entered into an agreement with the North Carolina Banking Commission (which is standard with all newly chartered banks in the state) restricting the payment of cash dividends for the first three years of its existence.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighed assets, and of Tier I capital to average assets, as all those terms are defined in the applicable regulations.

As of December 31, 2007, the most recent notification from the Bank's primary regulator categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. There are no events or conditions since the notification that management believes have changed the Bank's category.

The table below summarizes the Bank's capital ratios at December 31, 2007 and 2006 (*dollars in thousands*):

	Actual			Required			Action Provisions	
	Amount	Ratio		Amount	Ratio		Amount	Ratio
As of December 31, 2007								
Tier I capital	$ 46,339	9.18	%	$ 20,181	4.00	%	$ 30,271	6.00
(to risk-weighted asstes)								
Total capital	52,661	10.44		40,362	8.00		50,452	10.00
(to risk-weighted asstes)								
Leverage - Tier I capital	46,339	7.85		23,612	4.00		29,515	5.00
(to average assets)								
As of December 31, 2006								
Tier I capital	$ 43,094	11.01	%	$ 15,657	4.00	%	$ 23,485	6.00
(to risk-weighted asstes)								
Total capital	47,997	12.26		31,383	8.00		39,228	10.00
(to risk-weighted asstes)								
Leverage - Tier I capital	43,094	9.18		18,768	4.00		23,460	5.00
(to average assets)								

Note 15 – Related Party Transactions

The Bank has loan and deposit relationships with most of its directors and executive officers and with companies with which certain directors and executive officers are associated. The following is a reconciliation of loans directly outstanding to executive officers, directors and their affiliates (*dollars in thousands*):

	At December 31,	
	2007	2006
Balance, beginning	$ 15,625	$ 13,096
New loans and advances	9,153	6,322
Repayments	(6,558)	(3,793)
Balance, ending	$ 18,220	$ 15,625

As a matter of policy, these loans and credit lines are approved by the Board of Directors and are made with interest rates, terms, and collateral requirements comparable to those required of other borrowers. In the opinion of management, these loans do not involve more than the normal risk of collectibility. The Bank also enters into other transactions in the ordinary course of business with affiliates. Bank policy requires transactions with affiliates to be on terms no less favorable than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors. The following are two transactions entered into with affiliates which were outstanding at December 31, 2007:

The Bank leases the site for its Fletcher branch from a company owned by a director of the Bank. The initial lease term is ten years, with options to renew the lease for up to three successive five-year renewal terms. The terms of the lease call for a $3,200 per month rental payment during the first five years of the initial term, with payments during the second five years to be increased by the lesser of 18% or the aggregate increase in the Chained Consumer Price Index for all Urban Consumers during the previous five years. Rental payments during each renewal term will be adjusted by the lesser of 15% or the aggregate increase in the Chained Consumer Price Index for all Urban Consumers for the immediately preceding five years. Lease payments under this lease totaled $38,400 for the years ended December 31, 2007 and 2006 and $9,600 for the portion of fiscal 2005 during which the Bank leased this facility.

The Bank leases the site for its Marion branch from a company of which a director is co-owner. The initial lease term is five years, with options to renew the lease for up to four successive three-year renewal terms. The terms of the lease call for a $3,500 per month rental payment during the initial term. Rental payments for each renewal term will be adjusted by the aggregate increase in the Consumer Price Index for all Urban Consumers for the immediately preceding lease term. Lease payments under this lease totaled $42,000 for the year ended December 31, 2007 and $26,250 for the portion of the year during which the Bank leased this facility in 2006.

Note 16 – Fair Value of Financial Instruments

SFAS No. 107, "*Disclosures About Fair Value of Financial Instruments*," requires a company to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Finally, the fair value estimates presented herein are based on pertinent information available to management as of December 31, 2007 and 2006, respectively.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks, Federal Funds Sold and Interest-Earning Deposits

The carrying amounts for cash and due from banks, federal funds sold and interest-earning deposits approximate fair value because of the short maturities of those instruments. These instruments are considered cash and cash equivalents.

Investment Securities

Fair values for investment securities are based on quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Held for Sale

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans

For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Bank Owned Life Insurance

The carrying value of life insurance approximates fair value since this investment is carried at cash surrender value, as determined by the insurer.

Deposits, Short-term Borrowings and Long-term Debt

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of time deposits, short-term borrowings and long-term debt is estimated based upon the discounted value of projected future cash outflows using the rates currently offered for instruments of similar remaining maturities.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and accrued interest payable are assumed to approximate fair values. The following table presents the carrying values and estimated fair values of the Bank's financial instruments at December 31, 2007 and 2006 (*dollars in thousands*):

	Carrying value	Estimated fair value
As of December 31, 2007		
Financial assets:		
Cash and cash equivalents	$ 9,210	$ 9,210
Federal funds sold and interest earning bank balances	69	69
Investment securities available for sale	61,115	61,115
Loans available for sale	5,035	5,035
Loans, net of allowance for loan losses	509,337	513,995
Bank owned life insurance	6,000	6,000
Financial liabilities:		
Deposits	$ 529,105	$ 525,989
Securities sold under agreements to repurchase and federal funds purchased	9,458	9,460
Borrowings	15,000	14,785
As of December 31, 2006		
Financial assets:		
Cash and cash equivalents	$ 10,300	$ 10,300
Federal funds sold and interest earning bank balances	6	6
Investment securities available for sale	81,210	81,210
Loans available for sale	4,017	4,017
Loans, net of allowance for loan losses	369,416	370,110
Financial liabilities:		
Deposits	$ 424,482	$ 415,800
Securities sold under agreements to repurchase and federal funds purchased	4,131	4,131

Note 17 – Quarterly Financial Data (Unaudited)

Unaudited condensed financial data by quarter for the years ended December 31, 2007 and 2006 is as follows (*dollars in thousands except per share data*):

	For the Year Ended December 31, 2007				For the Year Ended December 31, 2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 10,977	$ 10,763	$ 10,009	$ 8,991	$ 8,648	$ 8,116	$ 6,891	$ 5,633
Interest expense	(5,363)	(5,197)	(4,767)	(4,348)	(4,208)	(3,883)	(3,012)	(2,326)
Net interest income	5,614	5,566	5,242	4,643	4,440	4,233	3,879	3,307
Provision for loan losses	(1,035)	(860)	(832)	(663)	(655)	(460)	(630)	(651)
Net interest income after provision for loan losses	4,579	4,706	4,410	3,980	3,785	3,773	3,249	2,656
Noninterest income	1,016	1,119	1,100	1,059	1,084	933	873	615
Noninterest expense	(4,426)	(4,281)	(3,976)	(3,528)	(3,910)	(3,278)	(3,047)	(2,444)
Income before income taxes	1,169	1,544	1,534	1,511	959	1,428	1,075	827
Income tax expense	(390)	(602)	(606)	(620)	(443)	(705)	(273)	(88)
Net income	$ 779	$ 942	$ 928	$ 891	$ 516	$ 723	$ 802	$ 739
Earnings per common share:(1)								
Basic	$ 0.16	$ 0.19	$ 0.18	$ 0.18	$ 0.10	$ 0.15	$ 0.16	$ 0.15
Diluted	$ 0.15	$ 0.18	$ 0.17	$ 0.16	$ 0.09	$ 0.13	$ 0.15	$ 0.14
Weighted average shares outstanding: (1)								
Basic	4,997,027	4,988,197	4,984,529	4,984,529	4,984,529	4,984,250	4,975,875	4,969,843
Diluted	5,291,732	5,366,787	5,414,185	5,446,481	5,451,906	5,492,314	5,459,960	5,435,824

(1) All share and per share amounts have been adjusted for stock splits

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and principal accounting officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures in accordance with Section 13a – 15 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based on the evaluation, our chief executive officer and principal accounting officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective in enabling us to record, process, summarize and report in a timely manner the information required to be disclosed in periodic reports we file under the Exchange Act.

It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management's Report on Internal Control Over Financial Reporting is included on page 42 of this report on Form 10-K. The attestation report of our independent accountants regarding management's assessment of our internal control over financial reporting is included on pages 44 and 45 of this report.

No change in our internal control over financial reporting has occurred during the Bank's fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

Information regarding the Bank's directors is contained in the following table.

Name and Age	Position with Us	First elected/ current term expires (1)	Principal occupation and business experience
B. Lee Beason (50)	Chief Operating Officer and Director	2004 / 2009	Our executive officer
William H. Burton (54)	Director	2004 / 2008	Owner and Chairman, Cafe Enterprises, Inc., Taylors, SC (parent company of Fatz Cafe restaurants); previously served as director and Audit Committee Chairman of MountainBank and MountainBank Financial Corporation
Michael D. Foster (66)	Director	2004 / 2010	Owner and President, Foster Real Estate Appraisers, Inc., Asheville, NC (real estate appraisal firm)
Gregory L. Gibson (51)	Chief Executive Officer and Director	2004 / 2009	Our executive officer
James C. Kirkpatrick (44)	Director	2004 / 2010	Real estate investor; former Co-owner and President, Forge Mountain Foods, Hendersonville, NC (specialty food wholesaler and retailer) (2000 to 2004); previously, part-time weather anchor for WSPA TV, Spartanburg, SC (CBS affiliate television station)
H. Steve McManus (66)	Chairman	2004 / 2008	Owner, McManus Development LLC, and Moon-McManus Development LLC (residential real estate developers); Co-owner and President, Beacon Food Services, Inc., (restaurants); previously, Chief Executive Officer, Hardee's Food Systems, Inc., Rocky Mount, NC (1995 to 1996); previously served as director and Executive Committee member of MountainBank and MountainBank Financial Corporation
Van F. Phillips (56)	Director	2004 / 2010	Co-owner and Vice President, Great Meadows, Inc., Spruce Pine, NC (real estate developer and investor); previously served as director and Executive Committee member of MountainBank and MountainBank Financial Corporation, and as Chairman, First Western Bank, Burnsville, NC
Vincent K. Rees (40)	President and Director	2004 / 2009	Our executive officer
Bradley B. Schnyder (51)	Vice Chairman	2004 / 2008	Owner, Mountainscape, Inc., Hendersonville, NC (residential contractor); and co-owner, Schnyder and Riels, Hendersonville, NC (residential community developer); and Burney Mtn Assoc. Inc., Hendersonville, NC (residential community developer)
Catherine H. Schroader (71)	Director	2004 / 2010	Co-owner, Schroader Honda, Hendersonville, NC (motorcycle dealership); previously served as director and Compensation Committee Chairman, MountainBank and MountainBank Financial Corporation

Name and Age	Position with Us	First elected/ current term expires (1)	Principal occupation and business experience
John S. Sheiry (56)	Director	2004 / 2009	Owner, Historic Inns, Inc., Hendersonville, NC (bed and breakfast accommodations)
J. Michael Smith (54)	Director	2004 / 2008	Certified Public Accountant; Financial Planner, Trillium Links and Lake Club, Cashiers, NC (real estate developer); Chief Financial Officer, River Solutions, Inc. (packing machinery manufacturer) (2000 to 2004)

(1) With the exception of Mr. Smith, each person was a member of our organizational board prior to our incorporation and was first named as a director at the time we were incorporated.

Executive Officers

We consider our officers listed below to be our executive officers.

Gregory L. Gibson, age 51, serves as our Chief Executive Officer. He was employed by MountainBank from 2000 until October 2003, where he served as Executive Vice President and Chief Financial Officer of that bank and its parent holding company. From 1997 until 2000, Mr. Gibson operated his own public accounting and financial institutions consulting firm. He was employed as Senior Vice President of Bank of Mecklenburg, Charlotte, North Carolina, from 1994 to 1997, and as Executive Vice President and Chief Financial Officer of Rock Hill National Bank and its parent holding company, RHNB Corporation, Rock Hill, South Carolina, from 1985 until 1994, and he previously held positions with two other North Carolina commercial banks. Mr. Gibson is a certified public accountant and has a total of 28 years of experience in the banking industry, having served as an executive officer of six community banks and bank holding companies.

Vincent K. Rees, age 40, serves as our President. He was employed by MountainBank from its organization during 1997 until October 2003. He served MountainBank as Chief Lending Officer from 1997 until 2001 and then as a Regional President of that bank and Executive Vice President of its parent holding company. Mr. Rees previously was employed in South Carolina for seven years by NationsBank (now Bank of America) and its predecessor, C&S Bank, where he served in various positions in branch management, credit analysis, and consumer and commercial lending. Mr. Rees has a total of 18 years of banking experience.

B. Lee Beason, age 50, serves as our Chief Operating Officer. From 2001 to November 2003, he was employed by MountainBank in various administrative and branch supervisory positions, including State Executive. He was employed as City Executive of High Street Banking Co., Asheville, North Carolina, from 1997 until 2001. He has a total of 18 years of banking experience.

Peggy H. Denny, age 57, serves as our Chief Administrative Officer and is responsible for branch network management, training, and various other functions. From 1997 to November 2003, Ms. Denny was employed by MountainBank as Senior Vice President. Earlier, she was employed by First Union National Bank and its predecessor, Northwestern Bank. She has a total of 35 years of banking experience.

Kirk P. Robinson, age 40, has served as our Chief Credit Officer since 2004. He previously was employed by Capital Bank in Raleigh, North Carolina, as Senior Credit Analyst from 2003 to 2004; by MountainBank as Senior Credit Analyst from 2002 to 2003; and by BB&T as a City Executive and Business Banker in Lexington, South Carolina, from 1998 to 2002. He has a total of 12 years of banking experience.

Audit Committee

Our Board of Directors has an Audit Committee that operates under a written charter approved by our Board. The charter sets out the Committee's composition, authority, duties and responsibilities. We believe that each member of the Audit Committee is an "independent director" as that term is defined by the listing standards of The Nasdaq Stock Market. The current members of the Audit Committee are:

Van F. Phillips - Chairman
William H. Burton
H. Steve McManus
Bradley B. Schnyder
J. Michael Smith

Under its charter, the Committee is responsible for:

- selecting our independent accountants and approving their compensation and the terms of their engagement ;
- approving services proposed to be provided by the independent accountants; and
- monitoring and overseeing the quality and integrity of our accounting and financial reporting process and systems of internal controls.

The Committee reviews various reports from our independent accountants (including its annual report on our audited consolidated financial statements), reports we file under the Securities and Exchange Act of 1934, and reports of examinations by our regulatory agencies, and it oversees our internal audit program. The Committee met six times during 2007.

Audit Committee Financial Expert

Our Board of Directors believes that Mr. J. Michael Smith, who serves as a member of our Audit Committee, is an "audit financial expert" as that term is defined by the rules of the Securities and Exchange Commission.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors and executive officers are required by federal law to file reports with the Federal Deposit Insurance Corporation regarding the amounts of and changes in their beneficial ownership of our common stock. Based on our review of copies of those reports, our proxy statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, and failures to timely file required reports, during previous years. We are currently not aware of any required reports which were not filed, or which were filed late, during 2007.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics that applies to our directors and all of our executive officers, including our Chief Executive Officer and Principal Accounting Officer, and, among other things, is intended to promote:

- honest and ethical conduct;
- the ethical handling of actual or apparent conflicts of interests between personal and professional relationships;
- full, fair accurate, timely and understandable disclosure in reports and documents that we file with the FDIC and Securities and Exchange Commission and other public communications we make;
- compliance with governmental laws, rules and regulations;
- prompt internal reporting of violations of the Code to the Board's Audit Committee; and
- accountability for adherence to the Code.

A copy of the Code of Ethics will be provided without charge upon written request to our Corporate Secretary at Mountain 1st Bank & Trust Company, 101 Jack Street, Hendersonville, North Carolina 28791, or by telephone at (828) 697-3100.

ITEM 11. EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The compensation tables in the section captioned "Officer Compensation" in this Report give details about the salary, bonus, options, and other compensation paid or awarded to the Bank's Chief Executive Officer, Principal Accounting Officer, and the three other most highly compensated executive officers. The narrative accompanying those tables gives additional information about the terms on which the compensation is paid or awarded.

The Corporate Governance Committee's deliberations about compensation. Compensation of executive officers, including the five executives named in the Summary Compensation Table, is within the jurisdiction of the Board's Corporate Governance Committee, although the full Board has reserved to itself the final authority to accept or reject Committee recommendations. As of December 31, 2007 members of the Committee were John S. Sheiry (Chair), William H. Burton, Catherine H. Schroader, and H. Steve McManus, each of whom is "independent" within the meaning of the listing standards of the Nasdaq, is a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, and is an "outside director" within the meaning of section 162(m) of the Internal Revenue Code of 1986.

The Committee frequently discusses executive compensation and Bank and individual performance with executives, including the CEO. At the Committee's request, management provides pertinent financial, tax, accounting, or operational information relevant to board deliberations on a monthly basis. Three executives – Messrs. Gibson, Beason, and Rees – serve as directors and therefore participate in board deliberations and voting concerning Corporate Governance Committee recommendations, but the Committee itself is comprised entirely of directors who are neither executive officers nor employees. In both 2006 and 2007 the Committee engaged compensation consultants to assist with the analysis of and to recommend enhancements of the Bank's executive compensation practices. The Committee also relies on its own, independent outside legal counsel for advice about compensation issues.

Peer group comparisons are used by many banks not only to judge bank financial performance but also executive compensation practices and individual executives' performance. The Committee engaged Clark Consulting in 2006 to do an in-depth peer comparison of executive and director compensation. The Committee's original intention was to commission peer group analyses by third party compensation consultants and to cause those analyses to be updated periodically for the Committee's use. In 2007 the Committee dedicated significant time and resources to establishing the terms of executives' compensation arrangements, including employment agreements that will potentially provide severance benefits for the executives, split dollar insurance arrangements that will provide death benefits to executives' designated beneficiaries at the executives' death, and salary continuation agreements that will assure the executives of retirement benefits when their service with the Bank is ended. The employment agreements and split dollar insurance agreements were finalized at the end of 2007 and the salary continuation agreements were finalized in March 2008. After obtaining estimates of the costs associated with purchasing customized peer group analyses, and taking into account the expenses incurred in 2007 in the process of establishing the employment, split dollar, and salary continuation arrangements, the Committee determined that the considerable additional costs to obtain 2007 peer group analyses were not justified.

The Committee is generally aware of compensation paid by other North Carolina and South Carolina community banking organizations that are publicly owned and that therefore report compensation information in proxy statements filed with the Securities and Exchange Commission, particularly those organizations that management considers to be comparable or peers in size or business focus to the Bank or that are direct competitors of the Bank. And the Committee has a very active role with executive compensation issues and maintains an ongoing dialogue with senior management about compensation topics. The committee chair attended the 2006 and 2007 Bank Director Conference on Compensation and participated in the 2007 Peer Exchange Program held the day immediately preceding that conference. Both of these conferences were ISS-accredited events sponsored by *Bank Director* magazine and the NASDAQ Stock Exchange. These events brought together leading experts in compensation consulting and banking to provide exposure to industry best practices and invaluable first-hand information on the topic of compensation. The events featured separate tracks focusing on the perspectives of large banks, public community banks, and private/thinly traded banks. As a result of information obtained at these conferences combined with information provided by other sources such as the Committee's outside counsel, the Committee's subjective impression is that executive compensation paid by the Bank is actually more modest than that of organizations that are comparable in size or business focus in North and South Carolina or that are direct competitors of the Bank, particularly taking into account MFB's performance and growth that the Committee considers to be very favorable in comparison. As the Bank continues to grow, the Committee plans to continue staying informed on current compensation trends and periodically allocate the resources necessary for production of peer group analyses to assist the Committee's deliberations about executive compensation.

Results of the Corporate Governance Committee's Deliberations. The principal elements of compensation of the five executives identified in the Summary Compensation Table consist of salary, annual incentive cash bonuses, stock options, and post-termination benefits.

Salary. To control expenses and promote more rapid achievement of profitability when the Bank's operations began in 2004, executive officers suggested that base salaries be less than the amounts they could have demanded. The Corporate Governance Committee and ultimately the board of directors concurred, anticipating that other benefits forming part of a comprehensive executive benefit arrangement would be added as the Bank matured. Base salaries have been maintained since inception at rates the Committee considers to be below market levels. Based on recommendations from the Committee, on March 24,2008 the Committee approved the following salaries for the five executives identified in the Summary Compensation Table: \$173,250 to Gregory L. Gibson, \$157,500 for Vincent K. Rees, \$131,250 for B. Lee Beason, \$131,250 for Peggy H. Denny. This represents a 5% increase in the executives' salary over 2007.

Senior management, the Committee, and the board remain committed to controlling compensation expense – consisting both of salary and employee benefit expense and stock compensation expense – which is second only to deposit interest expense in its impact on the Bank's net income. Also, establishing a comprehensive benefits program that offers the appropriate mix of rewards for services rendered and incentives for further contributions to the Bank's success requires careful planning, review, and analysis. The death benefit promise under endorsement split dollar insurance agreements entered into with executives in 2007, the severance benefits potentially payable under employment agreements also entered into in 2007, and the retirement benefit promise under salary continuation agreements entered into in March 2008 are component parts of the comprehensive benefits arrangement that senior management and the Committee had in mind in 2004 when they agreed to maintain salary at modest levels. With input from management, from Grady & Associates, a Cleveland, Ohio law firm that acts as legal counsel to the Committee, from Clark Consulting, and from the company that arranged the Bank's purchase of split dollar insurance and that will service the Bank's split dollar and salary continuation arrangements, the Committee invested significant time and resources in 2007 to establish the terms of executives' employment agreements, endorsement split dollar insurance agreements, and salary continuation agreements. Initially an RFP was sent out to 5 qualified vendors with superior reputations within the banking community for their ability to provide and service the types of insurance products in which the Committee was interested. After a thorough review of the RFP responses, two of the five vendors were selected to come and give presentations. The process of final vendor interviews and selection was turned over to the ALCO Committee for two reasons. First, the purchase of bank owned life insurance is considered an investment decision and those types of decisions should be reviewed and recommended by the ALCO Committee. Second, the Committee felt strongly that additional input and review would be an invaluable addition to the decision making process. The ALCO Committee selected Clark Consulting to be the vendor which would invest and administrate the selected program and made that recommendation to the full Board of Directors who approved it unanimously. Taking into account that these new benefit arrangements fill in most if not all of the missing pieces of a comprehensive executive benefit arrangement, the Committee recommended nominal salary increases for 2008.

These factors also account for the more significant salary increases established at the beginning of 2007, when Mr. Gibson's salary increased by approximately 38% compared to 2006 and 25% to 30% for Messrs. Beason and Rees and Ms. Denny. Although the Committee's consideration of potential severance, death benefit, and retirement benefit arrangements had begun before 2007, those arrangements became a Committee priority in early 2007. At that time the Committee anticipated that final agreement upon the terms of employment, split dollar, and salary continuation arrangements, selection of life insurance vendors for the insurance policies supporting the split dollar agreements, Committee and Board approval of the arrangements, and execution of the final documents would not occur for many months.

Section 162(m) of the Internal Revenue Code places a limit on the tax deduction for compensation exceeding $1 million paid to the chief executive officer and four most highly compensated executive officers of a corporation in a taxable year, but performance-based compensation such as stock-option compensation and performance-based cash bonuses are generally exempt from the $1 million limit. We expect all of the compensation paid in 2007 and in 2008 to our executive officers to be deductible.

Annual Cash Incentive Bonuses. Calculation of the annual cash incentive bonus is in part a mathematical process determined by the Bank's net income, return on average assets, return on average equity, and asset growth. The Committee's role is limited to (*x*) annually recommending target amounts for each financial measure (net income, ROAA, ROAE, and total assets) at each performance level (minimum, strategic, superlative, and extraordinary) and (*y*) annually recommending the bonus amounts for each of Messrs. Gibson, Rees, and Beason and Ms. Denny at each performance level. Ms. Dopko is not a participant in the annual cash incentive bonus plan, although she is eligible for cash bonus payments based on Management's subjective assessment of her performance. Recommended by the Committee and thereafter approved by the board at their separate May 29, 2007 meetings, the targets established for 2007 were as follows:

goal	weight	minimum	strategic	superlative	extraordinary
net income after tax	40%	$3,750,000	$4,000,000	$4,250,000	$4,500,000
return on average assets (ROAA)	20%	0.75%	0.78%	0.80%	0.82%
return on average equity (ROAE)	20%	8.36%	8.89%	9.42%	9.94%
total assets..................	20%	$525,000,000	$550,000,000	$580,000,000	$615,000,000

The Committee fixed the bonus potential of Messrs. Gibson and Rees at $60,000 for minimum performance, with an additional $20,000 at each performance level beyond the minimum. The Committee fixed the bonus potential of Mr. Beason and Ms. Denny at $50,000 for minimum performance, with an additional $15,000 at each performance level beyond the minimum. The aggregate bonus of each officer is the sum – for each of the four financial measures – of the weighted value of (*x*) the bonus applicable to the performance level achieved plus (*y*) a proportionate share of the additional bonus amount for financial results within the range between performance levels. It is not necessary to achieve minimum performance in all four financial measures in order for a bonus to be payable. Achievement of minimum performance in any one of the four financial measures is sufficient to yield a bonus. The potential bonus amounts under the annual cash incentive plan are capped at $120,000 for each of Messrs. Gibson and Rees and $95,000 for Mr. Beason and Ms. Denny, but the Committee and the board have the discretion to award cash bonuses beyond those amounts based on extraordinary performance on a non-objective area of performance.

In the case of each executive, the minimum bonus amounts for 2007 are less than the actual bonuses paid to the executives for 2006 results, reflecting the Committee's conclusion that the minimum performance level would probably be achieved merely by continuation of established trends in the Bank's financial performance. The Committee's expectation when the Committee established the bonus amounts and financial goals was that financial results should at least reach the strategic level. The Committee fixed the bonus amounts for the four executives at levels the Committee believes reflect the executives' responsibilities and ability to contribute to achievement of the targeted financial metrics, with a potentially significant increase over the bonus actually paid for 2006 performance if and only if the Bank's financial results reach the extraordinary performance level.

Because of unsustainably rapid growth that naturally occurs in a bank's start-up phase, it was difficult to establish performance targets for cash incentive compensation in the period from 2004 through 2006. The annual incentive bonuses paid in early 2007 for performance in 2006 were therefore awarded based on the Committee's subjective assessment at year-end 2006 of each executive's individual performance as well the Bank's asset growth, earnings growth, asset quality, and overall achievement of the Bank's annual strategic business plan and budgetary goals.

There currently is no formal policy requiring repayment by executives of cash bonuses if financial restatements adversely affect the financial measures that formed the basis of the cash bonus payments. However, the Committee has had several discussions throughout 2007 on this matter and is in the process of establishing a formal clawback provision that will have that effect. The Bank will thereafter have the right to demand repayment of bonuses if financial restatements undermine the basis on which bonus payments were made, even if the restatements are not the result of misconduct on the executives' part.

Long-Term Incentives; Stock Options. The Corporate Governance Committee administers the 2004 Employee Stock Option Plan, in addition to the Committee's responsibility for other forms of executive compensation. The Committee awarded no stock options in 2007 to the executives named in the Summary Compensation Table.

The Bank believes that equity ownership by executive officers aligns their interests with those of shareholders and that stock options create incentives for executives to promote the Bank's short-term and long-term success. Although the stock option grants made to the executive officers identified in the Summary Compensation Table have become fully vested and exercisable, the time-based vesting feature of stock option grants creates an incentive for key employees to remain with the Bank and to maintain their commitment to the Bank's long-term success.

The attention given by the Committee to planning, negotiation, and implementation of endorsement split dollar, salary continuation, and employment agreements throughout 2007 and into early 2008 demanded a significant amount of Committee time and resources. With the recent finalization of those arrangements, however, the essential parts of a comprehensive executive benefits arrangement have now been assembled. When the Committee again considers whether to make additional stock option awards, including awards to executives identified in the Summary Compensation Table, the Committee will take account of the executives' previous stock option grants as well as the Committee's subjective impression of the total compensation and benefit arrangements provided by the Bank to the executives.

Post-Termination Benefits; Employment Agreements. As summarized elsewhere in this Report, at the end of December 2007, the Bank entered into employment agreements with Messrs. Gibson, Rees, and Beason, with Ms. Denny, and with one other executive officer who is not identified in the Summary Compensation Table. The Bank and the executives had deferred doing so because neither the executives nor the Committee felt there was a compelling reason to rush into these types of agreements during the Bank's start-up phase. With 2007 representing the Bank's third year of operations and with the Bank's growth patterns and profitability established, both senior management and the Committee concluded that entry into employment contracts would promote long-term management stability. The Bank's employment agreements were finally entered into on September 24, 2007, although they were replaced by new agreements at the end of December 2007, for the principal purpose of eliminating the operation of a parachute payment tax gross up in 2007 and 2008 that was otherwise promised by the employment agreements executed on September 24, 2007.

To assist the Committee and senior management with negotiation of the terms of the agreements, the Committee's independent legal counsel prepared surveys of the terms of executive employment agreements and change-in-control benefit arrangements of publicly owned community banking organizations located in South Carolina and North Carolina. The vast majority of peer banks in the two Carolinas with assets less than $1 billion use employment contracts for their most senior officers. Because a company's top executive officers are the people most likely to be terminated after a change in control and because their undivided attention to the goal of maximizing shareholder values is most urgently needed in the context of a possible change in control, the board believes that severance and change-in-control benefit arrangements are in the Bank's best interest. The Bank believes the arrangements are necessary to remain competitive for top management talent.

The employment agreements entered into in September 2007 promised a full section 280G parachute payment tax gross-up benefit to the executives. After examining with the assistance of legal counsel estimated change-in-control benefits potentially payable to senior management in a hypothetical change in control of the Bank occurring in 2008, including –

- estimated section 280G gross-up benefits,
- change-in-control benefits payable under the employment agreements, and
- change-in-control benefits payable under the salary continuation agreements entered into in March 2008,

the Committee and management agreed that total unaccrued benefits payable to senior management as a percentage of the total value payable to shareholders in the hypothetical change in control exceeded the levels the Committee and management considered reasonable. For that reason the Committee and management agreed to revise the employment agreements principally for the purpose of reducing the gross-up benefit. Accordingly, the September 2007 employment agreements were replaced by new employment agreements in December 2007.

As revised in December 2007, no gross-up benefit would be payable for a change in control occurring in 2007 or 2008. A gross-up benefit equal to 33% of a full gross-up benefit could be payable for a change in control occurring in 2009, 66% of a full benefit for a change in control occurring in 2010, and 100% for a change in control occurring in 2011 or thereafter. The salary continuation agreements entered into in March 2008 contain an identical parachute payment tax gross-up provision, but that contract right merely reiterates the executives' entitlement to the gross-up benefit and does not represent an additional benefit expectation. The Committee reasoned that the total value payable to shareholders in a change in control is likely to increase significantly as the Bank grows over time, with the effect that total benefits payable to senior management should represent a smaller percentage of that aggregate value with each passing year. Secondly, calculation of total change-in-control benefits for section 280G and section 4999 purposes is not based simply on cash benefits paid. Instead the calculation takes account of non-cash benefits to which executives become entitled on an accelerated basis because of a change in control (such as accelerated vesting of stock options), as well as the present-value enhancement associated with cash benefits paid immediately after a change in control that would otherwise not have been paid to the executives for many years, such as retirement benefits under a salary continuation agreement. In other words, a retirement benefit under a salary continuation agreement that is settled for a lump sum in cash after a change in control is much more likely to cause total change-in-control benefits to exceed the section 280G and section 4999 threshold (three times base amount) immediately after that benefit arrangement is adopted, with a diminishing effect each year thereafter as the executive approaches retirement or as his or her vested interest in the benefit grows. Taking account of the implementation in 2007 and early 2008 of comprehensive benefit arrangements for executives, the Committee and management agreed to eliminate the gross-up benefit for a change in control occurring in 2008 and to phase in the full gross-up benefit over a four-year period.

Finally, the change-in-control benefit feature of the employment agreements (and of the salary continuation agreements entered into in March 2008) is known as a single-trigger benefit, meaning the benefit is payable immediately after a change in control even if the executive's employment is not also terminated after the change in control. The Bank recognizes that single-trigger change-in-control benefits are more disfavored by shareholder advocates and others than are double-trigger change-in-control benefits, which are payable if and only if employment termination follows shortly after a change in control. The Bank nevertheless agreed to single-trigger change-in-control benefits for reasons having to do with section 409A of the Internal Revenue Code. That section imposes a six-month delay on termination benefits – such as double-trigger change-in-control benefits – payable to a publicly traded company's highest compensated executives, with a series of exceptions that could potentially be difficult to apply and that might or might not be available when termination actually occurs. But section 409A imposes no delay at all on single-trigger change-in-control benefits. Recognizing that the executives who are parties to the employment agreements are highly likely to be terminated after a change in control in any event, and taking into account the potential legal complications and potential legal expenses associated with applying the six-month delay required by section 409A for double-trigger change-in-control benefits, the Committee concluded that the only practical differences between a single-trigger versus double-trigger benefit are (*x*) the terminated executive would receive single-trigger benefits immediately, as intended, whereas the same terminated executive might have to wait six months for the double-trigger benefit, and (*y*) the single-trigger benefit is clear and requires no expertise to apply, whereas the double-trigger benefit would almost inevitably involve payment of legal expenses to determine whether exceptions to the six-month delay are available and to determine precisely when the benefit may be paid, as well as expenses associated with ensuring that the acquiring company honors payment of the delayed benefit. Finally, all of the NEO's of the bank are founding employees since the date of original charter. The success of the bank to date is largely the result of their leadership and commitment to the organization. For these reasons, the Bank's employment agreements provide for single-trigger change-in-control benefits.

Post-Termination Benefits; Endorsement Split Dollar Life Insurance and Salary Continuation Agreements. In December 2007 the Bank entered into endorsement split dollar insurance agreements with Messrs. Gibson, Rees, and Beason, with Ms. Denny, and with one other executive officer who is not identified in the Summary Compensation Table, entitling each executive to designate the beneficiary of a specified portion of the death benefits payable under bank-owned policies on the executive's life. The death benefit payable to an executive's beneficiary is the lesser of (*x*) the policy's net death proceeds, meaning the total death benefit minus the policy's cash surrender value, or (*y*) $1.25 million in the case of Messrs. Gibson and Rees and $1 million in the case of Mr. Beason and Ms. Denny. The Bank is entitled to all insurance policy death proceeds remaining after payment of the death benefit to the executive's beneficiary. The Bank paid a total premium of $5.6 million in 2007 and 2008 for all policies on the executives' lives, but the Bank expects to recover in full its life insurance investment from its portion of the policies' death proceeds.

Adequate life insurance coverage for executive management is an essential component of the compensation necessary to retain, attract and reward excellent service. The Bank fully paid the premiums for the five policies on the five lives (Messrs. Gibson, Rees and Beason, Ms. Denny and the other executive officer not named in the Summary Compensation Table) with one lump sum premium payment in the aggregate of $2.9 million. The Bank determined that a lump sum premium was the most financially advantageous way to secure coverage because the premium paid is not an expense and the initial cash surrender value equals the premiums paid. Like any whole life insurance policy, the bank-owned life insurance policy contract has a cash surrender value that increases over time. For purposes of generally accepted accounting principles ("GAAP"), the increase in cash surrender value is booked as "other non-interest income". The Bank expects to recover in full premiums paid and the earnings credited to the cash value from the Bank's portion of the policies' death benefits.

Because it is the intention of the Bank to hold the bank-owned life insurance until the death of the insureds, the increase of cash surrender value should be tax-free income under current federal income tax law. This compares to the taxable gain the Bank would recognize for assets in traditional taxable investments such as U.S. Treasury or agency securities. The collection of death benefits on the policies, which is likewise currently tax free under current federal and state income taxation, is expected to further enhance the company's return.

This informal life insurance financing is not expected to result in any material cost to the Bank, and the bank-owned life insurance is expected to increase the Bank's non-interest income in future operating periods. The BOLI (bank-owned life insurance), financing is designed to earn sufficient income on the insurance policies' cash surrender value that will offset the after-tax expense of the accrual for the bank's supplemental executive retirement agreements with the five executives.

The life insurance purchased by the Bank is designed to offset the Bank's contractual obligation to pay retirement benefits and to recover the Bank's cost of providing benefits. While the insurance contracts and the salary continuation agreements are executed at the same time, there is no direct linkage between the two.

The combination of tax-preferred income generated by the cash value of the insurance policy, the tax-free insurance death benefit, and fully tax-deductible benefit payments to participants are the economic reasons that a bank can often provide this significant fringe benefit to its executives at little or no cost to the Bank. The board believes that the bank-owned life insurance used to finance the salary continuation agreements allows the Bank to cost effectively implement compensation programs that serve the vital purpose of attracting, retaining and rewarding valued executive officer service.

Because the split dollar life insurance death benefit is payable to executives' designated beneficiaries whether death occurs before or after employment termination, the Bank is required by accounting principles clarified in 2006 to accrue during the executives' working years for the cost of maintaining the insurance in the executives' retirement. With clarification in 2006 that expense recognition for the post-retirement benefit is necessary, the Financial Accounting Standards Board permitted employers to recognize the cost of post-retirement split dollar arrangements with a one-time charge to retained earnings for agreements in force at the end of 2007, with recognition of accrual expense beginning in 2008. For that reason the Bank completed in 2007 the purchase of insurance dedicated to the executives' endorsement split dollar agreements and entered into the split dollar arrangements before the end of 2007, the Bank believes that the split dollar insurance arrangement reinforces executives' long-term commitment to the Bank.

In early 2008, the Bank established a separate endorsement split dollar life insurance arrangement for other officers, including Ms. Dopko, providing to each of these other officers the right to designate the beneficiary of a $50,000 portion of death proceeds payable under Bank-owned policies on the officer's life. The officers' rights lapse at employment termination, however.

In March 2008, the Bank also entered into salary continuation agreements with the same five executive officers who entered into employment and split dollar insurance agreements.

With the aid of the Committee's legal counsel and the company that arranged the Bank's purchase of BOLI, which also will service the Bank's BOLI, split dollar and salary continuation arrangements, the salary continuation agreement retirement benefit payable to each of the executive officers was determined by projecting the executive's final pay at retirement, assuming retirement at age 62. The Bank's goal was to ensure that the executive's final income produced by all employer-financed retirement benefits would approximate 60% of his or her projected final pay at 62, taking into account the Bank's portion of Social Security benefits, Bank 401(k) plan contributions, and benefits payable under the salary continuation agreements. Payable for 15 years in monthly installments beginning at age 62, the annual retirement benefits are as follows: $134,000 for Mr. Gibson, $186,000 for Mr. Rees, $100,000 for Mr. Beason, and $72,000 for Ms. Denny. The salary continuation agreements provide that the annual retirement benefit shall be increased by 3% each year in retirement. Also increasing by 3% annually, the benefit for termination before age 62 is a reduced amount that is calculated based on the Bank's liability accrual balance existing when employment termination occurs, also payable in monthly installments for 15 years beginning at age 62.

If a change in control of the Bank occurs, each executive will be entitled under his or her salary continuation agreement to the greater of (*x*) an amount equal to the Bank's liability accrual balance existing when the change in control occurs or (*y*) $750,000 ($400,000 in the case of the executive officer who is not identified in the Summary Compensation Table), in either case payable in a single lump sum immediately after the change in control. Because most of the executives are many years away from the age 62 normal retirement age, the Bank's liability accrual balance for any of the five officers receiving a salary continuation agreement will not exceed $750,000 for many years. The Bank believes the change-in-control benefit feature of a salary continuation agreement is important and that it, together with the retirement benefit features of the agreement, reinforces an executive's long-term commitment to the Bank. For that reason the Bank believes the change-in-control benefit feature of the salary continuation agreements as well as the retirement benefit features of the agreement are in the Bank's best interest.

Like the employment agreement change-in-control benefit discussed elsewhere, the change-in-control benefit payable under the salary continuation agreement is a single-trigger benefit.

Perquisites and Other Compensation. Our executive officers participate in the Bank's broad-based employee benefit plans, such as medical, dental, supplemental disability, and term life insurance programs. However, during 2007 they did not receive any special, unique, or additional perquisites or personal benefits that are not available to all of the Bank's employees.

Effective January 1, 2005 the Bank adopted a 401(k)/Profit Sharing Plan (the "401(k) Plan"), enabling all full-time employees and all part-time employees working more than 1,000 hours per year to make contributions to individual plan accounts. Employee contributions take the form of deferred compensation. An employee's contribution of up to 3% of his or her compensation is matched dollar-for-dollar by the Bank. The Bank also matches 50% of the employee's contribution over 3% and up to 5% of his or her compensation. Both employee contributions and the Bank matching contribution of up to 3% of compensation are 100% vested at all times. The Bank's additional 50% matching contribution becomes 100% vested after three years. The Bank also makes discretionary annual profit-sharing contributions to the 401(k) Plan, depending on the Bank's profitability and subject to Internal Revenue Code and 401(k) Plan contribution limits. The board of directors determines the final amount of the profit-sharing contribution, after considering management's recommendation at the end of the fiscal year. Employees with service of six months or more are eligible to participate in the profit-sharing portion of the 401(k) Plan. The profit-sharing contribution is allocated among participating employees in the proportion that each participant's compensation for the fiscal year bears to the total compensation for all participating employees for the year. Benefits attributable to profit-sharing contributions vest at a rate of 20% annually. Participants may receive distributions from their profit-sharing accounts at retirement, employment termination, or attainment of age 59.5, but distributions may occur sooner for a participant who experiences a financial hardship. The 401(k) Plan does not offer MFB stock as an investment option. The Bank made no profit-sharing contribution for the 2007 plan year.

Compensation Committee Report

The Corporate Governance Committee, in its capacity as our compensation committee, has:

- reviewed and discussed with management the Compensation Discussion and Analysis that is included in this Report; and
- based on that review and discussion, recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in our proxy statement and Annual Report on Form 10-K/A.

The Corporate Governance Committee

John S. Sheiry H. Steve McManus Catherine H. Schroeder William H. Burton

EXECUTIVE COMPENSATION

Summary

The following table shows the cash and certain other compensation paid or provided to or deferred by our named officers for 2007 and 2006. Our executive officers are compensated by the Bank for their services as its officers, and they receive no separate salaries or other cash compensation from us for their services as our officers. With the exception of Ms. Dopko, each of our named executive officers are employed under an employment agreement with the Bank as described below. Ms. Dopko is employed on an "at will" basis and subject to reelection as an officer each year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (2)	Bonus	Option Awards (3)	Non-Equity Incentive Plan Compensation (2)(4)	All Other Compensation (5)	Total
Gregory L. Gibson (1)	2007	$165,000	-0-	-0-	$61,322	10,771	237,093
Chief Executive Officer	2006	120,000	$100,000	$2,620	-0-	10,427	230,427
Vincent K. Rees (1)	2007	150,000	-0-	-0-	61,322	12,658	223,980
President	2006	117,813	100,000	2,620	-0-	8,536	226,349
B. Lee Beason (1) Executive Vice President	2007	125,000	-0-	-0-	50,896	8,373	184,269
and Chief Operating Officer	2006	99,447	75,000	2,620	-0-	18,685	193,132
Peggy H. Denny Executive Vice President	2007	125,000	-0-	-0-	50,896	8,116	184,012
and Chief Administrative Officer	2006	99,375	75,000	2,620	-0-	16,644	191,019
Mary K. Dopko Controller and	2007	60,000	30,000	-0-	-0-	3,640	93,640
Principal Accounting Officer	2006	52,000	25,000	-0-	-0-	7,822	84,822

1) Messrs. Gibson, Rees and Beason are members of our Board, but they do not receive any additional compensation for service as directors.
2) Includes the amount of salary deferred at each officer's election under our Section 401(k) plan.
3) Reflects the amount of compensation expense, as calculated under SFAS 123R, that we recognized in our financial statements for each year relating to outstanding stock options held by each officer. A discussion of material assumptions made in our valuation of and expense related to outstanding stock options is contained in Notes 1(S) and 12 to our audited financial statements.
4) Reflects the amounts of cash awards paid to each officer for each year under our annual Incentive Plan described below under the caption "Plan Based Awards."

5) The 2007 amounts include:
   - for each officer; matching contributions made by us under our Section 401(k) plan as follows: Mr. Gibson - $9,053; Mr. Rees - $6,703; Mr. Beason - $7,453; Ms. Denny - $7,036; Ms. Dopko - $3,600; and
   - payments to two officers as reimbursement for additional income taxes and penalties resulting from errors in prior years by our outside payroll processing agency as follows: Mr. Gibson - $480; Mr. Rees - $5,280.

- for each officer, the imputed income for the officer's interest under a split dollar agreement, in insurance policies owned by the Bank as follows: Mr. Gibson - $1,238; Mr. Rees - $675; Mr. Beason - $920; Ms. Denny - $1,080; and Ms. Dopko - $40.
  In addition to compensation paid in cash, from time to time our executive officers receive various personal benefits. None of the named officers received personal benefits during 2007 for which our estimated aggregate incremental cost exceeded $10,000, and the amounts of any such benefits they received during 2007 are not included in the table. We also provide our offices with group life, health, medical and other insurance coverages that are generally available to all salaried employees, and the cost of the insurance is not included in the table.

The 2006 amounts include:

- for each officer, matching contributions made by us under our Section 401(k) plan as follows: Mr. Gibson - $6,000; Mr. Rees - $4,109; Mr. Beason - $8,978; Ms. Denny - $8,975; Ms. Dopko - $3,080; and
- for each officer, additional profit-sharing contributions made by us under our Section 401(k) plan for 2006 (on the same basis as payments were made to our other employees) as follows: Mr. Gibson - $4,427; Mr. Rees - $4,427; Mr. Beason - $4,427; Ms. Denny - $4,427; Ms. Dopko - $1,550; and
- payments to three officers as reimbursement for additional income taxes and penalities resulting from errors in prior years by our outside payroll processing agency as follows: Mr. Beason - $5,280; Ms. Denny - $3,242; Ms. Dopko - $3,192.
  In addition to compensation paid in cash, from time to time our executive officers receive various personal benefits. None of the named officers received personal benefits during 2007 for which our estimated aggregate incremental cost exceeded $10,000, and the amounts of any such benefits they received during 2007 are not included in the table. We also provide our offices with group life, health, medical and other insurance coverages that are generally available to all salaried employees, and the cost of such insurance is not included in the table.

Employment Agreements

Messrs. Gibson, Rees, Beason and Ms. Denny are employed pursuant to Employee Agreements which have "rolling" three year terms which, on each anniversary date of the agreement, is extended by one additional year unless our Board of Directors gives notice that it will not be extended. Unless sooner terminated, the term of the agreement will end at the time each of them reaches age 65. Each agreement provides for:

- annual base salary, which will be reviewed and must be increased for cost of living increases on an annual basis; and otherwise may be increased at the discretion of the Board;
- participation in all officer or employee compensation, bonus, incentive and benefit plans in effect from time to time;
- reimbursement of reasonable business expenses and reasonable expenses for attendance at annual and other periodic meetings of trade associations; and
- reimbursement for the cost of disability insurance providing an annual benefit not to exceed 60% of the officer's base and bonus salary and an elimination period of 90 days.

The employment agreements were entered into on September 24, 2007, and then amended at the end of 2007 to eliminate the operation of a parachute payment tax gross up in 2007 and 2008, and phase in the gross up beginning in 2009, and to eliminate the payment of outplacement expenses.

The agreements contain other provisions under which payments and benefits will be provided to Messrs. Gibson, Rees, Beason and Ms. Denny following an involuntary termination of his employment without cause, or a voluntary termination under various circumstance, whether before or after a change in control of the Bank, and that restrict their ability to complete against the Bank following termination of employment. Those provisions are described below under the caption "Potential Payments Upon Termination of Employment or a Change of Control."

Plan-Based Awards

We have two compensation plans under which we grant awards from time to time to our executive officers, including our:

- Employee Stock Option Plan under which options to buy shares of our common stock have been granted; and
- Incentive Plan under which additional cash compensation may be paid each year based on our corporate performance.

Stock Options. Stock options granted under the Employee Stock Option Plan give the officer to whom it is granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share that is equal to the market value of our stock on the date the option is granted. Unless the individual option agreement that evidences an option provides otherwise, an officer's options will terminate 90 days following his or her voluntary termination of employment (except in the case of retirement), or one year following termination as a result of disability. In the case of retirement, death or involuntary termination without cause, an officer's options will remain in effect for their full terms. They will terminate immediately following the involuntary termination of an officer's employment for cause. Option grants currently do not include any performance-based conditions. The exercise price and vesting schedule for each option are approved by our Corporate Governance Committee at the time the option is granted.

Stock options granted under the Employee Stock Option Plan do not include any performance-based conditions. The price per share of stock options were determined by our Board, based on the recommendation of our Corporate Governance Committee, at the time they were granted. The Committee generally has used its own judgment in determining the levels of awards that were considered to be reasonable and that would help us achieve the goals of the Employee Stock Option Plan. There are no specific measures or criteria on which the Committee determined the amounts of stock options that were granted to executive officers.

Incentive Plan. Under our Incentive Plan, a portion of the cash compensation paid each year to our executive officers and other employees chosen to participate in the plan is tied to the extent to which we achieve goals set by our Board for the year with respect to various measures of corporate performance. Cash awards under the plan are calculated based on a percentage of each executive officer's annual base salary. Additional information about the operation of the plan for 2007, including information about the threshold, target and maximum targets, and the relative weights of, each performance measure, and the formula used to calculate each named officer's award is contained under the caption "Compensation Discussion and Analysis"—Annual Cash Incentive Bonuses.

Grants During 2007. During 2007, there were no new stock options granted to any of our officers named in the Summary Compensation Table, however each of them was a participant in the Incentive Plan. The following table contains information about the cash award each officer was eligible to receive under the Incentive Plan.

GRANTS OF PLAN-BASED AWARDS DURING 2007

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			
Name	Grant Date	Minimum	Strategic	Superlative	Extraordinary
Gregory L. Gibson.................	N/A	$ 60,000	$ 80,000	$100,000	$120,000
Vincent K. Rees....................	N/A	60,000	80,000	100,000	120,000
B. Lee Beason.......................	N/A	50,000	65,000	80,000	95,000
Peggy H. Denny...................	N/A	50,000	65,000	80,000	95,000

(1) Reflects the dollar amount each officer could have received for 2007 under our Incentive Plan based on corporate performance at each level.

Outstanding Stock Options. During 2007, no previously granted options were exercised by any of our executive offices named in the Summary Compensation Table. The following table contains information about all outstanding options held by those named officers on December 31, 2007.

OUTSTANDING EQUITY AWARDS AT 2007 YEAR END

	Option Awards			
Name	Number of Securities Underlying Unexercised Stock Options (Exercisable)	Number of Securities Underlying Unexercised Stock Options (Unexercisable)	Option Exercise Price	Option Expiration Date
Gregory L. Gibson	37,108	-0-	$ 5.63	07/26/2014
Vincent K. Rees	37,108	-0-	5.63	07/26/2014
B. Lee Beason	37,108	-0-	5.63	07/26/2014
Peggy H. Denny	37,108	-0-	5.63	07/26/2014
Mary K. Dopko	6,836	-0-	5.63	07/26/2014
Mary K. Dopko	6,250	-0-	13.31	09/30/2015

Potential Payments Upon Termination of Employment or a Change of Control

Under employment agreements between the Bank and Messrs. Gibson, Rees and Beason and Ms. Denny (the "executive officers"), the executive officers will receive payments and benefits from the Bank if their employment terminates under various circumstances. Those arrangements are described in the following paragraphs, and a summary of the payments and benefits each officer will receive following different termination events is contained in the table below.

Employment Agreements. Messrs. Gibson, Rees and Beason and Ms. Denny's (the "executive officers") Employment Agreements are described under the caption "Employment Agreements." If the executive officer's employment is terminated by us without cause, or if the executive officers terminate their own employment for "good reason," they will continue to receive salary payments for the unexpired term of the agreement, and we will provide them with continued life and medical insurance coverage for the remaining term or, if earlier, until he reaches age 55, dies, or becomes employed elsewhere. Continued life and medical insurance coverage also will be provided for the remaining term of the agreement following termination of his employment as a result of disability. "Good reason" will exist if, without the executive officer's consent:

- the executive officer's salary is reduced;
- duties are assigned to the executive officer that are materially inconsistent with his or her position or represent a reduction in the officer's authority;
- a material diminution in the authority, duties, or responsibilities of the supervisor to who the executive officer is required to report;
- a material change in the geographic location at which the executive officer must perform services; or
- any action or inaction that constitutes a material breach of the employment agreement.

No payments will be made under the agreement if the executive officers' employment is terminated by us for cause or by the executive officer without good reason.

If there is a change in control of our holding company or the Bank, the executive officers will be entitled to:

- a lump-sum payment equal to three times the total of their base salary rate at the time of the change in control plus the amount of any bonuses or incentive compensation earned for the preceding calendar year;
- continued medical and life insurance coverage for the remaining term of the agreement or, if earlier, until the executive officer reaches age 65, dies, or becomes employed elsewhere;
- immediate vesting of his benefits under any qualified and non-qualified plans in which he participates, unless those plans separately address the effect of a change in control; and

- if the payment and acceleration of benefits under other plans or arrangements results in a "parachute payment" that is subject to an excise tax under Sections 280G and 4999 of the Internal Revenue Code in 2009 or later , an additional "gross-up payment" equal to the amount of the excise tax he or she owes, plus the additional amount needed to receive the amount of the excise tax net of all income, payroll or other excise taxes.

Those changes in control payments and benefits would be in lieu of any other severance payments provided for in the agreement, and his right to receive the lump-sum payment would not depend on whether his employment is terminated.

The executive officer' agreements provide that, in general, a "change in control" will have occurred if:

- a person accumulates ownership of our stock that amounts to more than 50% of the total fair market value or total voting power of our outstanding stock;
- within a 12-month period a person acquires shares of our stock that amount to 30% or more of the total voting power of our outstanding stock;
- a majority of our directors are replaced during any 12-month period by persons whose appointment or election is not endorsed in advance by a majority of our directors; or
- there is a change in ownership of our assets that amounts to 40% or more of the total gross fair market value of all of our assets.

Under the Employment Agreement, the executive officers agreed not to disclose any confidential or proprietary information regarding our company or the Bank to any other person and that, for the remaining period of the agreement following a termination of his employment, he may not directly or indirectly compete with the Bank by providing financial products or services on behalf of another financial institution, or assisting another financial institution in providing financial products or services, within the counties or contiguous counties in North Carolina in which the Bank or any of its affiliates conducted operations at the time the executive officers' employment was terminated. If the executive officer violates the agreement by competing with the Bank during the restriction period, he will forfeit all his rights and retirement benefits under his or employment agreement as well as all death benefits under his Endorsement Split-Dollar Agreement described below. However, the restriction on their ability to compete against the Bank will terminate immediately upon a change in control.

The following table lists estimates of aggregate payments and benefits that would have been paid or provided to the executive officers under their employment agreements if their employment had terminated under various circumstances, or there had been a change in control, on December 31, 2007.

Type of Termination Event and Description of Payment or Benefit	G. L. Gibson	V. K. Rees	B. L. Beason	P. H. Denny
INVOLUNTARY TERMINATION WITHOUT CAUSE, OR VOLUNTARY TERMINATION WITH "GOOD REASON," OTHER THAN AFTER A CHANGE IN CONTROL				
Aggregate cash payments	$488,151(1)	$443,774(1)	$369,811(1)	$369,811(1)
Continued insurance coverage	23,831	23,831	23,831	23,831
CHANGE IN CONTROL, WITHOUT REGARD TO TERMINATION OF EMPLOYMENT				
Lump Sum Cash Payment	$795,000	$750,000	$600,000	$600,000
Continued Insurance Coverage	25,209	25,209	25,209	25,209

Endorsement Split-Dollar Agreements. The Bank has purchased insurance policies on the lives of 33 of its officers, including our named executive officers, and has entered into Endorsement Split-Dollar Agreements with each of them. The policies are owned by the Bank. Under the agreements, upon an officer's death while he or she remains employed by the

Bank or after a termination of employment, a portion of the total death benefits under the policies on his or her life will be paid to the officer's beneficiary. The amount that will be paid to each officer's beneficiary will be equal to the lesser of the policy's net death proceeds meaning the total death benefit minus the policy's cash surrender value or $1.25 million in the case of Messrs. Gibson and Rees or $1 million in the case of Mr. Beason or Ms. Denny. In 2008, the Bank established a separate endorsement split dollar life insurance arrangement for other officers, including Ms. Dopko, providing the right to designate the beneficiary of a $50,000 portion of the death proceeds payable under the Bank-owned policies on her life. The Bank will receive the remainder of the death benefits from each officer's policies including the full cash surrender value of the policies.

Employee Group Life Insurance Plan. We also provide life insurance benefits to each of the named executive officers under our group life insurance plan in which all employees participate. Under the group plan, death benefits are payable to a participant's beneficiaries equal to two and one-half times the participant's annual salary rate at the date of death.

DIRECTOR COMPENSATION

Directors' Fees

Our outside directors serve and are compensated for their services as directors of the Bank, and they do not receive any additional cash compensation for their services as our directors. The following table describes our standard schedule of fees paid to our directors beginning in July 2007.

Description	Amount
Per diem fee for attendance at meetings of our Board	$400
Per diem fee for attendance at committee meetings	100
Additional *per diem* for attendance at Committee meetings by the Committee Chairman	100
Additional *per diem* for attendance at Audit Committee meetings by financial expert	100

Director Stock Options

We have a Director Stock Option Plan under which options are granted from time to time to our directors to purchase shares of our common stock. Each stock option gives the director to whom it is granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share that is equal to the market value of our stock on the date the option is granted. Options generally remain in effect for their full terms following the termination of a director's service for any reason. Option grants do not include any performance-based conditions. The exercise price and vesting schedule for each option is recommended by the Corporate Governance Committee to our Board of Directors which approves the terms of such grants at the time the option is granted.

New Awards During 2007

During 2007, no new stock options were granted to any of our directors, and no previously granted options were exercised by any of them. Information about stock options held by our outside directors on December 31, 2007, is contained in the footnotes to the Director Compensation Table below.

Director Compensation for 2007

2007 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash	Option Awards (2)	All Other Compensation	Total
William H. Burton	**$4,100**	**$ -0-**	**$ -0-**	**$4,100**
Michael D. Foster	**3,800**	**-0-**	**-0-**	**3,800**
James C. Kirkpatrick	**4,400**	**-0-**	**-0-**	**4,400**
H. Steve McManus	**2,800**	**-0-**	**-0-**	**2,800**
Van F. Phillips	**3,600**	**-0-**	**-0-**	**3,600**
Bradley B. Schnyder	**3,600**	**-0-**	**-0-**	**3,600**
Catherine H. Schroader	**3,700**	**-0-**	**-0-**	**3,700**
John S. Sheiry	**3,800**	**-0-**	**-0-**	**3,800**
J. Michael Smith	**3,500**	**-0-**	**-0-**	**3,500**

(1) Messrs. Beason, Gibson and Rees are not listed in the table. They are compensated as officers and employees of the Bank and does not receive any separate cash compensation for their services as directors.
(2) All outstanding stock options held by our outside directors are fully vested and exercisable. As a result, we did not recognize any compensation expense or those options in our financial statements for 2007 under SFAS 123R. On December 31, 2007 each of our outside directors held stock options covering 55,589 shares, with the exception of Mr. Smith who held options covering 50,237 shares.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership of Our Common Stock

The following table describes the beneficial ownership of our common stock on April 28, 2008 by our current directors, nominees for election as directors, and certain of our officers, individually, and by all our directors and executive officers as a group. On that date, we were not ware of any person that owned, beneficially or of record, more than five percent (5%) of our outstanding common stock.

Name of beneficial owner	Amount and nature of beneficial ownership (1)	Percent of class (2)
B. Lee Beason	62,814	1.25%
William H. Burton	171,106	3.39%
Peggy H. Denny	51.033	1.01%
Mary K. Dopko	14,218	0.28%
Michael D. Foster	95,271	1.89%
Gregory L. Gibson	98,639	1.96%
James C. Kirkpatrick	111,555	2.21%
H. Steve McManus	167,167	3.31%
Van F. Phillips	170,231	3.37%
Vincent K. Rees	99,076	1.97%
Bradley B. Schnyder	106,531	2.11%
Catherine H. Schroeder	163,280	3.23%
John S. Sheiry	67,185	1.33%
J. Michael Smith	70,158	1.39%
All current directors and executive officers as a group (15 people)	1,471,625	25.92%

(1) Except as otherwise noted, and to the best of our knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all listed shares. Individuals named and included in the group have shared voting and investment power with respect to certain of the listed shares as follows: Mr. Beason - 7,952 shares; Mr. Burton – 32,445 shares; Ms. Denny - 4,707 shares; Ms. Dopko - 195 shares; Mr. Foster - 5,421 shares; Mr. Gibson - 52,631 shares; Mr. McManus - 19,531 shares; Mr. Phillips – 109,678 shares; Mr. Schnyder – 6,805; Ms. Schroader - 21,875 shares; and all persons included in the group - 261,396 shares. The listed shares include the following numbers of shares that could be purchased pursuant to stock options granted under our stock option plans that could be exercised within 60 days following April 28,

2008, and with respect to which shares the individuals named and included in the group may be considered to exercise sole investment power only Mr. Beason, Ms. Denny, Mr. Gibson, and Mr. Rees - 37,108 shares each; Mr. Burton, Mr. Foster, Mr. Kirkpatrick, Mr. McManus, Mr. Phillips, Mr. Schnyder, Ms. Schroader, and Mr. Sheiry - 55,858 shares each; Ms. Dopko - 13,086 shares; Mr. Smith - 50,237 shares; all individuals include in the group - 680,884 shares. Shares listed for certain of the named individuals have been pledged as security for loans as follows: Mr. Kirkpatrick - 35,227 shares; and Mr. McManus – 98,290 shares.

(2) Percentages are calculated based on 4,997,027 total outstanding shares plus, in the case of each named individual and the group, the number of additional shares that could be purchased by that individual or by persons included in the group pursuant to stock options that could be exercised within 60 days following April 28, 2008.

Securities Authorized for Issuance Under Equity Compensation Plans.

The following table summarizes all compensation plans and individual compensation arrangements which were in effect on December 31, 2007, and under which shares of our common stock have been authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION (1)

Plan category	(a) Number of shares to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
Equity compensation plans approved by the Bank's security holders	928,777	$8.86	40,605
Equity compensation plans not approved by the Bank's security holders	-	-	-
Total	928,777	$8.86	40,605

(1) As adjusted for all stock splits.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Our Policy

Our Board of Directors has adopted a written policy under which our independent directors, acting as a separate committee, review and approve certain transactions, arrangements or relationships in which we are a participant and in which any of our "related persons" has a material interest. Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our common stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers:

- any transactions, arrangements or relationships, or series of transactions, arrangements or relationships that are required to be disclosed in our proxy statement under rules of the Securities and Exchange Commission (in general, those in which the dollar amount involved exceeds or will exceed an aggregate of $120,000, including all periodic payments); and,
- any other transactions, arrangements or relationships that would fall in the first category above except for their amount being less than the $120,000 dollar threshold specified above.

The transactions covered by the policy generally include loans, but it does not cover loans we make in the ordinary course of our business that are subject to banking regulations related to "insider loans" and that are required to be approved by a majority of our Board of Directors. The policy also does not cover our provision of services as a depositary of funds or similar banking services in the ordinary course of our business, or compensation paid to our executive officers that has been reviewed and approved, or recommended to our Board of Directors for approval, by our Corporate Governance Committee.

In its review of related person transactions, the policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction unless and until it shall have concluded to its satisfaction that the transaction:

- has been or will be agreed to or engaged in on an arm's-length basis,
- is to be made on terms that are fair and reasonable to us, and
- is in our best interests.

Related Person Transactions During 2007

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of our current directors, nominees for director, executive officers, and other related persons. All loans included in those transactions during 2007 were made in the ordinary course of the Bank's business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time those loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

The highest aggregate outstanding balance of loans to our current directors, nominees for election as directors, executive officers, and their associates, as a group, since January 1, 2007, was $21.576 million which represented approximately 45.5% of our then current equity capital accounts. On April 7, 2008, the aggregate outstanding balance of those loans was $21.570 million, or approximately 45.3% of our then current equity capital accounts.

Of these loans, certain of our current directors and their associates, respectively, have had aggregate outstanding loans that exceeded 10% of our equity capital accounts. The following table shows, for each of those directors and his associates, the highest aggregate balance of loans since January 1, 2007, the aggregate balance of loans as of April 7, 2008, and the relationship of those aggregate balances to our then current equity capital accounts.

Name of director	Highest aggregate balance since January 1, 2007 (1)	Percentage of equity capital (2)	Aggregate balance on April 7, 2008 (1)	Percentage of equity capital (2)
H. Steve McManus................	$6,935	15.2%	$6,637	14.0%

(1) Dollars are presented in thousands in the above table.
(2) Percentages are calculated based on the amount of our equity capital accounts as of the time that each aggregate loan balance existed.

During prior years, we entered into leases with related parties of two of our directors on buildings that we use as branch offices.. Van F. Phillips is Vice President and co-owner of Great Meadows, Inc., which has leased us the building that houses our branch office in Marion, North Carolina. The initial lease term is five years, and we have options to renew the lease for up to four successive three-year renewal terms. The terms of the lease call for a $3,500 per month rental payment during the initial term. Rental payments for each renewal term will be adjusted by the aggregate increase in the Consumer Price Index for all Urban Consumers for the immediately preceding lease term.

H. Steve McManus is the owner of McManus Development LLC which leases us the building that houses our Fletcher, North Carolina, branch office. The initial lease term is ten years, and we have options to renew the lease for up to three successive five-year renewal terms. The terms of the lease call for a $3,200 per month rental payment during the first five years of the initial term, with payments during the second five years to be increased by the lesser of 18% or the aggregate increase in the Chained Consumer Price Index for all Urban Consumers during the previous five years. Rental payments during each renewal term will be adjusted by the lesser of 15% or the aggregate increase in the Chained Consumer Price Index for all Urban Consumers for the immediately preceding five years.

In each of the above leases we are responsible for the payment of insurance and property taxes on the building during the term of the lease. Both of these leases were approved by our Board of Directors and are on terms and conditions our

Board believes are at least as favorable to us as those we could have obtained in leases from non-affiliated lessors on comparable properties in similar locations.

Director Independence

Our Board of Directors periodically reviews transactions, relationships and other arrangements involving our directors and determines which directors the Board considers to be "independent." In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market. The following table lists persons who served as directors during 2007, who our Board believes are, or will be, "independent" directors under Nasdaq's criteria.

William H. Burton	H. Steven McManus	John S. Sheiry
Michael D. Foster	Van F. Phillips	Catherine H. Schroader
James C. Kirkpatrick	Bradley B. Schnyder	J. Michael Smith

In addition to the specific Nasdaq criteria, in determining the independence of each director the Board considers whether it believes any other transactions, relationships, arrangements or factors (including our directors' borrowing relationships with us) could impair their ability to exercise independent judgment. In its determination that the above directors are independent, those other factors considered by the Board included the lease arrangements between us and Mr. McManus' and Mr. Phillips' companies described in Item 13 above under the caption "Related Person Transactions During 2007"; as well as appraisal services provided to us from time to time by Mr. Foster's company.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Under its current procedures, our Audit Committee specifically pre-approves all audit services and other services provided by our independent accountants. In the future, in connection with its approval of services the Committee may authorize its Chairman to approve non-audit services that we propose to obtain from time to time during the year from our accountants. The Chairman would report his approval of any services to the full Committee at its next regularly scheduled meeting.

As our independent accountants for 2007, Elliott Davis PLLC provided us with various audit and other professional services for which we were billed, or expect to be billed, for fees as further described below. Our Audit Committee considers whether the provision of non-audit services by our independent accounting firm is compatible with maintaining its independence. The Committee believes that the provision of non-audit services by Elliott Davis PLLC during 2007 did not affect its independence.

The following table lists the aggregate amounts of fees paid to Elliott Davis PLLC for audit services for 2007 and 2006, and for other services they provided during 2007 and 2006.

Type of Fees and Description of Services	2007	2006
Audit Fees, including audits of our financial statements and reviews of our interim financial statements	$119,000	$149,588
Audit-Related Fees	-0-	-0-
Tax Fees	-0-	-0-
All Other Fees, including for 2006, consultation regarding compliance with Section 404 of the Sarbanes-Oxley Act	-0-	4,860

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT AND SCHEDULES

(a) ***Financial statements.*** The following financial statements are included in Item 8 of this Report:

- Report of Elliott Davis, PLLC
- Management's Report on Internal Control Over Financial Reporting
- Balance Sheets as of December 31, 2007 and 2006
- Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005
- Statements of Shareholders' Equity for the Years Ended December 31, 2007, 2006 and 2005
- Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005
- Notes to Financial Statements – December 31, 2007 and 2006

(b) ***Exhibits.*** An Exhibit Index listing exhibits that are being filed or furnished with, or incorporated by reference into, this Report appears immediately following the signature page and is incorporated herein by reference.

(c) ***Financial Statement Schedules.*** No separate financial statement schedules are being filed as all required schedules either are not applicable or are contained in the financial statements listed above or in Item 7 of this Report.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, we have caused this Amendment No. 1 to Annual Report on Form 10-K to be signed on our behalf by the undersigned, thereunto duly authorized.

MOUNTAIN 1ST BANK & TRUST COMPANY

Date: April 28, 2008

By: _/s/ Gregory L. Gibson_
Gregory L. Gibson
Chief Executive Officer

EXHIBIT INDEX

Exhibit (3)(i)	Articles of Incorporation, incorporated herein by reference to Exhibit 2(i) to the Form 10 filed with the FDIC on April 30, 2005.
Exhibit (3)(ii)	Bylaws, incorporated herein by reference to Exhibit 3.1 to the Form 10 filed with the FDIC on April 30, 2005.
Exhibit (4)	Form of Stock Certificate, incorporated herein by reference to Exhibit 4.1 to the Form 10 filed with the FDIC on April 30, 2005.
Exhibit (10)(i)	Mountain 1st Bank Employee Stock Option Plan, incorporated herein by reference to Exhibit 10.1 to the Form 8K filed with the FDIC on August 3, 2005
Exhibit (10)(ii)	Mountain 1st Bank Director Stock Option Plan, incorporated herein by reference to Exhibit 10.2 to the Form 8K filed with the FDIC on August 3, 2005
Exhibit (10) (iii)	Lease agreement dated August 5, 2005 between the Bank and McManus Development, LLC with which Director H. Steve McManus is the managing member and which relates to the Bank's Fletcher branch office
Exhibit (10)(iv)	Lease agreement dated December 15, 2005 between the Bank and Great Meadows, Inc. with which Director Van F. Phillips is a principal officer and which relates to the Bank's Marion branch office incorporated herein by reference to Exhibit 10.4 to the Form 10-K filed with the FDIC on March 15, 2007
Exhibit (10)(v)	Employment Agreement with Gregory L. Gibson, incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed with the FDIC on December 28, 2007
Exhibit (10)(vi)	Employment Agreement with Vincent K. Rees, incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed with the FDIC on December 28, 2007
Exhibit (10) (vii)	Employment Agreement with B. Lee Beason, incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed with the FDIC on December 28, 2007
Exhibit (10)(viii)	Employment Agreement with Peggy H. Denny, incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed with the FDIC on December 28, 2007
Exhibit (10)(ix)	Employment Agreement with Kirk P. Robinson, incorporated herein by reference to Exhibit 10.5 to the Form 8-K filed with the FDIC on December 28, 2007
Exhibit (10)(x)	Endorsement Split Dollar Agreement with Gregory L. Gibson, incorporated herein by reference to Exhibit 10.6 to the Form 8-K filed with the FDIC on December 28, 2007
Exhibit (10)(xi)	Endorsement Split Dollar Agreement with Vincent K. Rees, incorporated herein by reference to Exhibit 10.7 to the Form 8-K filed with the FDIC on December 28, 2007
Exhibit (10)(xii)	Endorsement Split Dollar Agreement with B. Lee Beason, incorporated herein by reference to Exhibit 10.8 to the Form 8-K filed with the FDIC on December 28, 2007
Exhibit (10)(xiii)	Endorsement Split Dollar Agreement with Penny H. Denny, incorporated herein by reference to Exhibit 10.9 to the Form 8-K filed with the FDIC on December 28, 2007
Exhibit (10)(xiv)	Endorsement Split Dollar Agreement with Kirk P. Robinson, incorporated herein by reference to Exhibit 10.10 to the Form 8-K filed with the FDIC on December 28, 2007
Exhibit 31.1:	Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer
Exhibit 31.2:	Rule 13a-14(a)/15d-14(a) Certification by Principal Accounting Officer
Exhibit 32:	Section 1350 Certifications

COPIES OF EXHIBITS ARE AVAILABLE UPON WRITTEN REQUEST TO:

SHERRIE B. ROGERS, CORPORATE SECRETARY
MOUNTAIN 1ST BANK & TRUST COMPANY
101 JACK STREET, HENDERSONVILLE, NORTH CAROLINA 28792

This Annual Report serves as the annual financial disclosure statement furnished pursuant to the Federal Deposit Insurance Corporation's rules and regulations. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

EXHIBIT 31.1

CERTIFICATION
(Pursuant to Rule 13a-14(a))

I, Gregory L. Gibson, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Mountain 1st Bank & Trust Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 28, 2008

By: */s/ Gregory L. Gibson*
Gregory L. Gibson
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION
(Pursuant to Rule 13a-14(a))

I, Mary K. Dopko, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Mountain 1st Bank & Trust Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 28, 2008

By: /s/ Mary K. Dopko
Mary K. Dopko
Controller and Principal Accounting Officer

EXHIBIT 32

CERTIFICATIONS
(Pursuant to 18 U.S.C. Section 1350)

The undersigned hereby certifies that (i) the foregoing Annual Report on Form 10-K /A filed by Mountain 1st Bank & Trust Company (the "Registrant") for the year ended December 31, 2007, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) the information contained in that Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: April 28, 2008

By: */s/ Gregory L. Gibson*
Gregory L. Gibson
Chief Executive Officer

Date: April 28, 2008

By: */s/ Mary K. Dopko*
Mary K. Dopko
Controller and Principal Accounting Officer